Filed Pursuant to Rule 424(b)(3) Registration No. 333-156238

PROPOSED MERGER—YOUR VOTE IS VERY IMPORTANT

The boards of directors of Pennsylvania Commerce Bancorp, Inc. and Republic First Bancorp, Inc. have approved a merger agreement under which Pennsylvania Commerce will acquire Republic First. We believe that this transaction will create significant opportunities and value for our shareholders, customers, employees and communities.

Under the terms of the merger agreement, for each share of Republic First common stock owned immediately prior to completion of the merger, Republic First shareholders will receive between 0.34 and 0.38 of a share of Pennsylvania Commerce common stock, calculated on the basis of $10.00 per share of Republic First common stock. The actual exchange ratio will be based on the average closing price of Pennsylvania Commerce common stock for a set period of twenty (20) consecutive trading days preceding the effective date of the merger.

We have scheduled special meetings of our shareholders to vote on a proposal to approve and adopt the merger agreement, and, in the case of Pennsylvania Commerce shareholders, on a proposal to amend its articles of incorporation to increase its number of authorized shares of common stock. Based on the reasons for the merger and for the other proposals described in the accompanying document, each of our boards of directors believes that the merger and the other proposals are advisable and in the best interest of Republic First and Pennsylvania Commerce, as the case may be.

Your vote is very important. Whether or not you plan to attend your shareholders’ meeting, please take the time to vote by completing and mailing the enclosed proxy card in accordance with the instructions on the proxy card. Shareholders may also cast their votes over the Internet or by telephone in accordance with the instructions on the Pennsylvania Commerce or Republic First proxy card, as the case may be. We cannot complete the merger unless Republic First and Pennsylvania Commerce shareholders approve and adopt the merger agreement and the Pennsylvania Commerce shareholders approve the proposal to increase the number of authorized shares of common stock.

The dates, times and places of the meetings are as follows:

For Pennsylvania Commerce Bancorp, Inc. Shareholders:	For Republic First Bancorp, Inc. Shareholders:
March 19, 2009 at 11:00 a.m. local time	March 18, 2009 at 4:00 p.m. local time
Sheraton Harrisburg-Hershey 4650 Lindle Road Harrisburg, PA 17111	Union League of Philadelphia The Grant Room 140 S. Broad Street Philadelphia, PA 19102

Pennsylvania Commerce’s and Republic First’s common stock are each listed on the NASDAQ Stock Market under the symbols “COBH” and “FRBK,” respectively. The closing prices of Pennsylvania Commerce’s common stock and Republic First’s common stock on January 29, 2009 were $20.73 and $7.60, respectively.

This document provides you with detailed information about these meetings and the proposed merger.  You also can obtain information about our companies from publicly available documents filed with the Securities and Exchange Commission.  We encourage you to carefully and thoughtfully read this entire document, including all its annexes, and we especially encourage you to read the section entitled “Risk Factors” beginning on page 21.

We strongly support this combination of our companies and join with the other members of our boards of directors in enthusiastically recommending that you vote in favor of the merger.

Gary L. Nalbandian	Harry D. Madonna
Chairman, President and Chief Executive Officer	Chairman, President and Chief Executive Officer
Pennsylvania Commerce Bancorp, Inc.	Republic First Bancorp, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved this document or these securities or determined if this joint proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense. The securities of Pennsylvania Commerce being offered through this document are not savings or deposit accounts or other obligations of any bank or non-bank subsidiary of either of our companies, and they are not insured by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund or any other governmental agency.

This joint proxy statement/prospectus is dated February 4, 2009 and we will first mail it on or about February 13, 2009.

This document incorporates important business and financial information about Pennsylvania Commerce that is not included in or delivered with this document. This information is available without charge to shareholders upon written or oral request at Pennsylvania Commerce’s address and telephone number listed on page 4.  To obtain timely delivery, shareholders must request the information no later than March 9, 2009.

PENNSYLVANIA COMMERCE BANCORP, INC.
3801 Paxton Street
Harrisburg, Pennsylvania 17111

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD MARCH 19, 2009
____________________________

A special meeting of shareholders of Pennsylvania Commerce Bancorp, Inc. will be held at 11:00 a.m., local time, on March 19, 2009 at the Sheraton Harrisburg-Hershey, 4650 Lindle Road, Harrisburg, Pennsylvania 17111, for the following purposes:

(1)
To consider and vote upon a proposal to approve and adopt the agreement and plan of merger entered into by Republic First and Pennsylvania Commerce, dated as of November 7, 2008, which provides for, among other things, the merger of Republic First with and into Pennsylvania Commerce;

(2)	To consider and vote upon a proposal to amend Pennsylvania Commerce’s articles of incorporation to increase the number of authorized shares of Pennsylvania Commerce common stock to 25,000,000; and

(3)	To consider such other business as may properly come before the special meeting, or any adjournments or postponements of the special meeting.

The board of directors of Pennsylvania Commerce has carefully considered the terms of the merger agreement and believes that the proposed merger is in the best interests of Pennsylvania Commerce. The board of directors of Pennsylvania Commerce has unanimously approved the merger agreement and unanimously recommends that shareholders vote “FOR” approval and adoption of the merger agreement.  The board of directors of Pennsylvania Commerce also recommends that shareholders vote “FOR” amending Pennsylvania Commerce’s articles of incorporation to increase the number of authorized shares of Pennsylvania Commerce common stock to 25,000,000.

The board of directors of Pennsylvania Commerce has fixed the close of business on January 29, 2009 as the record date for the determination of shareholders entitled to notice of, and to vote at, the special meeting or any adjournment or postponement of the special meeting. Only shareholders of record at the close of business on the record date are entitled to notice of and to vote at the special meeting.

By Order of the Board of Directors,

Peter J. Ressler, Corporate Secretary
February 4, 2009

Your vote is important. Please complete, sign, date and return the enclosed proxy card immediately or vote by telephone or over the Internet.

You are cordially invited to attend the special meeting in person. Even if you plan to attend the meeting, we urge you to return the enclosed proxy card or vote by telephone or over the Internet at your earliest convenience.  You may mark, date, sign and return the proxy card in the envelope provided, which requires no postage if mailed in the United States.  You may also authorize the individual named on your proxy card to vote your shares by calling the toll-free telephone number or by using the Internet as described in the instructions included with your proxy card.  If you attend the special meeting, you may vote either in person or by your proxy.  At any time before the vote at the meeting, you can change your vote either by:

●	giving Pennsylvania Commerce’s Secretary a written notice revoking your proxy card;
●	signing, dating and returning a new proxy card or placing a second telephone or Internet vote; or
●	attending the special meeting and voting in person.

We will honor the proxy card or the telephone or Internet vote with the latest date.  In the event you attend the special meeting and vote in person, we will honor the vote at the meeting.

An admission ticket, which is required for entry into the special meeting, is attached to your proxy card. If you plan to attend the special meeting, please vote by proxy but keep the admission ticket and bring it to the special meeting. If your shares are held in the name of a bank, broker or other holder of record, you will need proof of your beneficial ownership to attend the meeting. A recent bank or brokerage account statement is an example of proof of ownership.  If you desire to vote your shares held in the name of a bank, broker or other holder of record, you will need a proxy from the holder of record.

REPUBLIC FIRST BANCORP, INC.
Two Liberty Place
50 South 16th Street, Suite 2400
Philadelphia, Pennsylvania 19102

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD MARCH 18, 2009
______________

A special meeting of shareholders of Republic First Bancorp, Inc. will be held at 4:00 p.m., local time, on March 18, 2009 at the Union League of Philadelphia, in the Grant Room, 140 S. Broad Street, Philadelphia, Pennsylvania 19102, to consider and vote upon the following proposals:

(1)
To approve and adopt the agreement and plan of merger entered into by Republic First and Pennsylvania Commerce, dated as of November 7, 2008, which provides for, among other things, the merger of Republic First with and into Pennsylvania Commerce; and

(2)
To approve the adjournment of the special meeting, if necessary, to solicit additional proxies, in the event that there are not sufficient votes at the time of the special meeting to approve and adopt the agreement and plan of merger.

The board of directors of Republic First has carefully considered the terms of the merger agreement and believes that the merger is in the best interests of Republic First. The merger agreement was approved by the Republic First board of directors and the Republic First board of directors recommends that shareholders vote “FOR” approval and adoption of the merger agreement.

The board of directors of Republic First has fixed the close of business on January 29, 2009 as the record date for the determination of shareholders entitled to notice of, and to vote at, the special meeting or any adjournment or postponement of the special meeting. Only shareholders of record at the close of business on the record date are entitled to notice of and to vote at the special meeting.

By Order of the Board of Directors, Kemma Black, Corporate Secretary

February 4, 2009

Your vote is important. Please complete, sign, date and return the enclosed proxy card immediately or vote by telephone or over the Internet.

You are cordially invited to attend the special meeting in person. Even if you plan to attend the meeting, you are urged to return the enclosed proxy card or vote by telephone or over the Internet at your earliest convenience.  You may mark, date, sign and return the proxy card in the envelope provided, which requires no postage if mailed in the United States.  You may also authorize the individual named on your proxy card to vote your shares by calling the toll-free telephone number or by using the Internet as described in the instructions included with your proxy card.  If you attend the special meeting, you may vote either in person or by your proxy.  At any time before the vote at the meeting, you can change your vote either by:

●	giving Republic First’s Secretary a written notice revoking your proxy card;
●	signing, dating and returning a new proxy card or placing a second telephone or Internet vote; or
●	attending the special meeting and voting in person.

We will honor the proxy card or the telephone or Internet vote with the latest date.  In the event you attend the special meeting and vote in person, we will honor the vote at the meeting.

Please do not send any Republic First stock certificates at this time.

REFERENCES TO ADDITIONAL INFORMATION

This document incorporates by reference important business and financial information about Pennsylvania Commerce from documents that are not included in or delivered with this document. You can obtain documents incorporated by reference in this document, other than certain exhibits to those documents, free of charge through the Securities and Exchange Commission website (http://www.sec.gov) or by requesting them in writing or by telephone from Pennsylvania Commerce by directing a request to:

 Ms. Sherry Richart
 3801 Paxton Street
 Harrisburg, PA, 17111
800-653-6104

You will not be charged for any of the documents that you request. Pennsylvania Commerce shareholders requesting documents should do so by March 9, 2009, in order to receive them before the special meetings.

You should rely only on the information contained in or incorporated by reference into this document. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this document. This document is dated February 4, 2009, and you should assume that the information in this document is accurate only as of this date. You should assume that the information incorporated by reference into this document is accurate as of the date of such information. Neither the mailing of this document to shareholders of Pennsylvania Commerce or Republic First nor the issuance by Pennsylvania Commerce of shares of Pennsylvania Commerce common stock in connection with the merger will create any implication to the contrary.

Information on the websites of Pennsylvania Commerce or Republic First, or any subsidiary of Pennsylvania Commerce or Republic First, is not part of this document. You should not rely on that information in deciding how to vote.

This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Information contained in this document regarding Republic First has been provided by Republic First and information contained in this document regarding Pennsylvania Commerce has been provided by Pennsylvania Commerce.

See “Where You Can Find More Information” on page 156.

i

ANNEXES
Agreement and Plan of Merger, dated as of November 7, 2008, between Pennsylvania Commerce Bancorp, Inc. and Republic First Bancorp, Inc.	Annex A
Form of Voting Agreement for Directors of Pennsylvania Commerce Bancorp, Inc.	Annex B-1
Form of Voting Agreement for Directors of Republic First Bancorp, Inc.	Annex B-2
Opinion of Sandler O’Neill & Partners, L.P., dated November 7, 2008	Annex C
Opinion of Keefe, Bruyette & Woods, Inc., dated November 7, 2008	Annex D

ii

QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:	Why are Pennsylvania Commerce and Republic First merging?

A:
Pennsylvania Commerce, operating as Commerce Bank/Harrisburg, has enjoyed delivering the best banking experience in Central Pennsylvania for more than 23 years. With the acquisition of Republic First, Pennsylvania Commerce now looks forward to spreading its renowned service and convenience to whole new markets of fans. Together, Pennsylvania Commerce and Republic First will become America’s Next Great Bank!

Q:	What will I be voting on at the shareholders’ meetings?

A:
Shareholders of both Republic First and Pennsylvania Commerce will be voting upon a proposal to approve and adopt the merger agreement executed by the companies on November 7, 2008. A complete copy of the merger agreement is attached as Annex A to this document.  Pennsylvania Commerce shareholders will also be voting on a proposal to amend Pennsylvania Commerce’s articles of incorporation to increase the number of authorized shares of Pennsylvania Commerce common stock to 25,000,000.  The merger cannot occur pursuant to the terms of the merger agreement unless the shareholders also approve the amendment to Pennsylvania Commerce’s articles of incorporation.

Q:	How many shares must vote in favor of the merger in order for the merger to be approved?

A:
A quorum must be present at both meetings in order for the merger to be considered by the respective shareholders of Republic First and Pennsylvania Commerce.  A quorum will exist at each meeting if a majority of the votes that all shareholders at the respective meeting are entitled to cast is present, either in person or by proxy.

Under Republic First’s by-laws, approval and adoption of the merger agreement requires the affirmative vote of a majority of the shares represented in person or by proxy at the special meeting, where a quorum exists.

Approval and adoption of the merger agreement by Pennsylvania Commerce requires the affirmative vote of at least 66 ⅔% of the votes which all Pennsylvania Commerce shareholders are entitled to cast.  Approval of the amendment to Pennsylvania Commerce’s articles of incorporation to increase the number of authorized shares of  common stock also requires the affirmative vote of at least 66 ⅔% of the votes which all Pennsylvania Commerce shareholders are entitled to cast.

Q:	What will happen in the merger?

A:
In the merger, Republic First will merge with Pennsylvania Commerce and Pennsylvania Commerce will be the surviving company.  For a period of time following the merger, the banking subsidiaries of the two companies, Commerce Bank/Harrisburg and Republic First Bank, will continue to operate as two banking subsidiaries of the surviving company.

Q:	Will Pennsylvania Commerce change its name?

A:
Yes, Pennsylvania Commerce is planning to change its name to Metro Bancorp, Inc.  Commerce Bank/Harrisburg stores will continue to operate as Commerce Bank/Harrisburg for a limited time. Republic First locations plan to re-brand as Metro Bank early to mid 2009.  When Commerce Bank/Harrisburg and Republic First Bank, merge, the combined bank plans to operate under the new name Metro Bank.

Q:	Who will lead the new combined company?

A:	Gary L. Nalbandian, currently chairman, president and CEO for Pennsylvania Commerce, will hold the same leadership positions in the new combined company.

Q:	What role will Republic First’s CEO, Harry D. Madonna, have following the merger?

A:	Mr. Madonna will serve as vice chairman of the surviving corporation and continue as president and CEO of Republic First Bank.

Q:	When and where will the special shareholders’ meetings be held?

A:
The Republic First special shareholders’ meeting is scheduled to take place at 4:00 p.m., local time, on March 18, 2009, at the Union League of Philadelphia, in the Grant Room, 140 S. Broad Street, Philadelphia, Pennsylvania  19102, and the Pennsylvania Commerce special shareholders’ meeting is scheduled to take place at 11:00 a.m., local time, on March 19, 2009, at the Sheraton Harrisburg-Hershey, 4650 Lindle Road, Harrisburg, Pennsylvania, 17111

Q:	What consideration will Republic First shareholders receive as a result of the merger?

A:
As described in the following “Summary” and elsewhere in this document, Republic First shareholders will receive a fractional share of Pennsylvania Commerce common stock for their common stock.  Republic First shareholders will be entitled to receive in exchange for each of their shares of Republic First common stock between 0.34 and 0.38 of a share of Pennsylvania Commerce common stock, calculated on the basis of $10.00 per share of Republic First common stock.

Q:	When will a decision be made regarding the number of shares of Pennsylvania Commerce stock that Republic First shareholders will receive for their stock?

A:
The actual exchange ratio, ranging from 0.34 and 0.38 of a share of Pennsylvania Commerce, will be based on the average closing price of Pennsylvania Commerce common stock for twenty (20) consecutive trading days, ending on the third calendar day immediately preceding the effective date of the merger.  If the third calendar day is not a trading day on the NASDAQ Stock Market, then the twenty-day trading period will end on the trading day immediately preceding such calendar day.  Thus, the exchange ratio can be determined on the effective date of the merger.

Q:	What is the recommendation of the boards of directors of Pennsylvania Commerce and Republic First?

A:
The boards of directors of Republic First and Pennsylvania Commerce both recommend that their respective shareholders vote “FOR” approval and adoption of the merger agreement.  Pennsylvania Commerce’s board of directors also recommends that Pennsylvania Commerce shareholders vote “FOR” amending Pennsylvania Commerce’s articles of incorporation to increase the number of authorized shares of Pennsylvania Commerce common stock to 25,000,000.

Q:	When should Republic First shareholders send in their stock certificates to exchange them for stock certificates of Pennsylvania Commerce common stock?

A:
Republic First shareholders are instructed NOT to send in their stock certificates with their proxy card.  Within three business days after the effective date of the merger, Pennsylvania Commerce’s exchange agent will mail to each record holder of Republic First common stock a form letter of transmittal and instructions for use in effecting the surrender of their stock certificates in exchange for Pennsylvania Commerce stock certificates.  The exchange agent will request street name or nominee record holders to forward the letter of transmittal and instructions to the appropriate beneficial owner(s) of the shares of Republic First common stock.

Q:	What do I need to do now?

A:
After you have carefully read and considered the information contained in this document and those documents incorporated by reference, just indicate how you want to vote with respect to the proposal to approve and adopt the merger agreement and, if you are a Pennsylvania Commerce shareholder, how you want to vote with respect to the proposal to amend Pennsylvania Commerce’s articles of incorporation to increase the number of authorized shares of Pennsylvania Commerce common stock to 25,000,000. Complete, sign, date and mail the Republic First or Pennsylvania Commerce proxy card, as the case may be, in the enclosed postage-paid return envelope as soon as possible so that your shares may be represented at the special meeting of Republic First or Pennsylvania Commerce shareholders, as the case may be. Shareholders may also cast their votes over the Internet or by telephone in accordance with the instructions on the Pennsylvania Commerce or Republic First proxy card, as the case may be.

Q:	Can I change my vote after I have mailed my proxy?

A:
Yes. You can change your vote at any time before your proxy is voted at the special meeting of Republic First or Pennsylvania Commerce shareholders, as the case may be. You can do this in one of the following three ways:

(1)   send a written notice to the Secretary of Republic First or Pennsylvania Commerce, as the case may be, stating that you would like to revoke your proxy;

(2)   complete and submit to the Secretary of Republic First or Pennsylvania Commerce, as the case may be, a new proxy with a later date (including an Internet or telephone vote as of a later date); or

(3)   attend the special meeting of Republic First or Pennsylvania Commerce shareholders, as the case may be, and vote in person. Simply attending the meeting, however, will not cause your vote to be changed unless you vote at the meeting.

If you choose option (1) or (2), you must submit the notice of revocation or the new proxy to Republic First or Pennsylvania Commerce, as the case may be, at the applicable address below under “Who can help answer my questions?” (or in accordance with the applicable Internet or telephone voting instructions). If you have instructed a broker to vote your shares, you must follow directions received from your broker to change your vote.

Q:	If my shares are held in “street name” by my broker, will my broker vote my shares for me?

A:
You should contact your broker. Your broker will not be permitted to vote your shares if you do not provide instructions on how to vote. You should follow the directions provided by your broker to vote your shares.

Q:	When do you expect the merger to be completed?

A:
We expect to complete the merger as quickly as possible once all of the conditions to the merger are fulfilled, including obtaining the approvals of our shareholders and applicable regulatory agencies. We currently expect to complete the merger during the early second quarter of 2009.

Q:	Who can help answer my questions?

A:
If you are a Republic First shareholder and have any questions about the merger, or if you need additional copies of this document or the enclosed proxy card, you should contact:

Republic First Bancorp, Inc.
50 South 16th Street, Suite 2400
Philadelphia, Pennsylvania 19102
Attention: Linda Lewis
Telephone: (215) 735-4422, ext. 5332

If you are a Pennsylvania Commerce shareholder and have any questions about the merger, or if you need additional copies of this document or the enclosed proxy card, you should contact:

Pennsylvania Commerce Bancorp, Inc.
3801 Paxton Street
Harrisburg, Pennsylvania 17111
Attention:  Sherry Richart
Telephone:  (800)-653-6104

SUMMARY

This summary highlights selected information from this document and may not contain all of the information that is important to you. You should carefully read this entire document and the other documents to which this document refers you in order to fully understand the merger and the proposals being submitted to shareholders. See “Where You Can Find More Information” on page 156. Each item in this summary refers to the page or pages where that subject is discussed more fully.

The Companies (see page 93 for Republic First and page 91 for Pennsylvania Commerce)

Republic First Bancorp, Inc.
Two Liberty Place
50 South 16th Street
Philadelphia, Pennsylvania 19102
Telephone: (215) 735-4422

Republic First Bancorp, Inc. was established in 1987. The Company is a one-bank holding company organized and incorporated under the laws of the Commonwealth of Pennsylvania.  Its wholly-owned subsidiary, Republic First Bank, offers a variety of credit and depository banking services. Such services are offered to individuals and businesses primarily in the Greater Philadelphia area through twelve offices and branches in Philadelphia and Montgomery Counties in Pennsylvania and in southern New Jersey.  As of September 30, 2008, Republic First Bancorp, Inc. had total assets of approximately $964.7 million, total shareholder’s equity of approximately $79.3 million, total deposits of approximately $729.5 million and net loans receivable outstanding of approximately $764.2 million.  The majority of such loans were made for commercial purposes.

The common stock of Republic First Bancorp, Inc. is listed on the NASDAQ Global Market tier of the NASDAQ Stock Market under the symbol “FRBK.”

Pennsylvania Commerce Bancorp, Inc.
3801 Paxton Street
Harrisburg, Pennsylvania 17111
Telephone: (800) 653-6104

Pennsylvania Commerce is a Pennsylvania business corporation, which is registered as a bank holding company under the Bank Holding Company Act.  The company was incorporated on April 23, 1999 and became an active bank holding company on July 1, 1999 through the acquisition of 100% of the outstanding shares of Commerce Bank/Harrisburg, N.A.  Its operating entity is its wholly-owned banking subsidiary, Commerce Bank/Harrisburg, which is headquartered in Harrisburg and has over $2 billion in assets and revenue of $82.3 million for the year ended December 31, 2007 and $76.2 million for the nine months ended September 30, 2008.  Commerce Bank/Harrisburg is a financial services retailer with 33 stores in the counties of Berks, Cumberland, Dauphin, Lancaster, Lebanon and York, Pennsylvania. Services include seven-day banking, free checking, free instant-issue Visa check cards, free interactive coin-counting machines, free online banking and 24/7 bank-by-phone. The bank also offers commercial banking services including term loans, commercial mortgages, lines of credit and cash management services.

The common stock of Pennsylvania Commerce Bancorp, Inc. is listed on the Global Select Market tier of the NASDAQ Stock Market under the symbol “COBH.”

The Shareholders’ Meetings (See pages 28 to 31)

Republic First Shareholders

The Republic First special meeting of shareholders will be held at 4:00 p.m., local time, on March 18, 2009 at the Union League of Philadelphia, in the Grant Room, 140 S. Broad Street, Philadelphia, Pennsylvania. At the special meeting, Republic First shareholders will be asked to approve and adopt the merger agreement.

Pennsylvania Commerce Shareholders

The Pennsylvania Commerce special meeting of shareholders will be held at 11:00 a.m., local time, on March 19, 2009 at Sheraton Harrisburg-Hershey, 4650 Lindle Road, Harrisburg, Pennsylvania 17111. At the special meeting, Pennsylvania Commerce shareholders will be asked to approve and adopt the merger agreement and to amend Pennsylvania Commerce’s articles of incorporation to increase the number of authorized shares of Pennsylvania Commerce common stock to 25,000,000.

Record Date; Vote Required (See pages 29 to 30)

Republic First Shareholders

Republic First shareholders can vote at the Republic First special meeting if they owned Republic First common stock at the close of business on January 29, 2009. On that date, there were 10,631,348 shares of Republic First common stock outstanding and entitled to vote. Republic First shareholders can cast one vote for each share of Republic First common stock owned on that date. In accordance with Republic First’s by-laws, approval and adoption of the merger agreement requires the affirmative vote of a majority of the shares represented in person or by proxy at the special meeting, provided a quorum exists. A quorum will exist if a majority of the votes that all Republic First shareholders are entitled to cast on the merger proposal is present at the special meeting, either in person or by proxy.

Pennsylvania Commerce Shareholders

Holders of Pennsylvania Commerce common stock can vote at the Pennsylvania Commerce special meeting if they owned Pennsylvania Commerce common stock at the close of business on January 29, 2009. On that date, there were 6,446,640 shares of Pennsylvania Commerce common stock outstanding and entitled to vote. Pennsylvania Commerce shareholders can cast one vote for each share of Pennsylvania Commerce common stock owned on that date. As of the record date, there were 40,000 shares of series A non-cumulative preferred stock outstanding.  Holders of preferred stock cannot vote at the special meeting.  Approval and adoption of the merger agreement and approval of the amendment of Pennsylvania Commerce’s articles of incorporation to increase the number of authorized shares of Pennsylvania Commerce common stock to 25,000,000 require the affirmative vote of at least 66  2/3% of the votes which all Pennsylvania Commerce shareholders are entitled to cast on the proposals, where a quorum exists.  A quorum will exist if a majority of the votes that all Pennsylvania Commerce shareholders are entitled to cast on these proposals is present at the special meeting, either in person or by proxy.

Directors’ Voting Agreements

Each director of Pennsylvania Commerce entered into a voting agreement with Republic First, and each director of Republic First entered into a voting agreement with Pennsylvania Commerce, in each case dated November 7, 2008, the date of the merger agreement.  Each director agreed in his respective voting agreement to vote all shares of the capital stock of Pennsylvania Commerce or Republic First, as applicable, which he owns in favor of the approval of the merger agreement and the related transactions.  A form of the voting agreement for the directors of Pennsylvania Commerce and Republic First, respectively, are attached as Annex B-1 and Annex B-2 to this document.

The Merger (See pages 34 to 73)

Please carefully read the merger agreement which is attached as Annex A to this document. The merger agreement is the legal document that governs the merger.

What Republic First Shareholders will Receive in the Merger (See page 55)

Republic First shareholders will receive for their shares of Republic First common stock between  0.34 and 0.38 of a share of Pennsylvania Commerce common stock, calculated on the basis of $10.00 per share of Republic First common stock and the average closing price of Pennsylvania Commerce common stock for a specified period of twenty (20) consecutive trading days preceding the effective date of the merger.  This average of the closing prices of Pennsylvania Commerce common stock is referred to as the average closing price.  In calculating the exchange ratio, the numerator is $10.00, and the denominator is the average closing price of Pennsylvania Commerce common stock.  At the time they vote at the special meeting, Republic First shareholders will not know the exchange ratio or the value of the Pennsylvania Commerce common stock they will receive in the merger.

The following table illustrates possible variations in the exchange ratio and the value of shares of Pennsylvania Commerce common stock to be received by Republic First shareholders in exchange for each share of Republic First common stock, based on a range of average closing prices of Pennsylvania Commerce common stock.  The fractional share of Pennsylvania Commerce common stock to be received by Republic First shareholders is subject to a ceiling of 0.38 share and floor of 0.34 share for each share of Republic First stock.

Average Closing Price of Pennsylvania Commerce Common Stock(1)	Exchange Ratio	Value of Pennsylvania Commerce Common Stock Received in Exchange Per Share of Republic First Common Stock
$32.00	0.34	$10.88
$31.00	0.34	$10.54
$30.00	0.34	$10.20
$29.00	0.3448	$10.00
$28.00	0.3571	$10.00
$27.00	0.3703	$10.00
$26.00	0.38	$9.88
$25.00	0.38	$9.50
$24.00	0.38	$9.12
$23.00(2)	0.38	$8.74
$22.00	0.38	$8.36
_______________

(1)                  Based on a hypothetical average closing price of Pennsylvania Commerce common stock as reported on the NASDAQ Stock Market for twenty (20) consecutive trading days, ending on the third calendar day immediately preceding the effective date of the merger.  If the third calendar day is not a trading day on the NASDAQ Stock Market, then the 20-day trading period will end on the trading day immediately preceding such calendar day.

(2)                 Republic First may terminate the merger agreement, without the consent of Pennsylvania Commerce, if the trailing 20-day (see footnote (1) above) average closing stock price of Pennsylvania Commerce prior to the merger is less than $23.09 and if Pennsylvania Commerce’s stock price has underperformed the NASDAQ Bank Index by 20% or more since the signing of the merger agreement. See “The Merger-Termination of the Merger Agreement” beginning on page 70 of this document.

On January 29, 2009, the closing price of Pennsylvania Commerce common stock as reported on the NASDAQ Stock Market was $20.73.  If this closing price were to equal the average closing price, the exchange ratio would be 0.38 (the maximum exchange ratio under the merger agreement) and  the value of Pennsylvania Commerce common stock received by Republic First shareholders in exchange per share of Republic First common stock would be $7.88.

Ownership of Pennsylvania Commerce After the Merger

Based on the maximum exchange ratio of 0.38 and the number of outstanding shares, outstanding stock options and the number of convertible trust preferred securities on the companies’ respective record date, upon completion of the merger, Pennsylvania Commerce shareholders will own approximately 60% of the combined company and Republic First shareholders will own approximately 40% of the combined company.

Republic First Stock Options (See page 58)

           The Republic First stock option plan and each Republic First stock option that remains outstanding as of the effective date of the merger will be assumed by Pennsylvania Commerce. Pennsylvania Commerce will not, however, grant any new options or awards under the Republic First plan after the merger.   Each Republic First option assumed by Pennsylvania Commerce will continue to have, and be subject to, the same terms and conditions applicable to the Republic First option immediately prior to the effective date of the merger, except that (1) other than certain options granted during and after the third quarter of 2008, all Republic First options will be fully vested and immediately exercisable (regardless of the vested status of such option immediately prior to the effective date of the merger, (2) each Republic First option will be exercisable (or will become exercisable in accordance with its terms) for that number of shares of Pennsylvania Commerce common stock equal to the product of the number of shares of Republic First common stock that were issuable upon exercise of the Republic First option immediately prior to the effective date of the merger multiplied by the exchange ratio, rounded down to the nearest whole number of shares of Pennsylvania Commerce common stock, and (3) the per share exercise price for the shares of Pennsylvania Commerce common stock issuable upon the exercise of each assumed Republic First option will be equal to the quotient determined by dividing the exercise price per share of Republic First common stock at which such Republic First option was exercisable immediately prior to the effective date of the merger by the exchange ratio, rounded up to the nearest whole cent.

Republic First Convertible Securities (See page 59)

Republic First’s subordinated debentures and its obligations to the capital trusts which hold the subordinated debentures will be assumed by Pennsylvania Commerce as of the effective time of the merger.  Certain of these debentures and certain securities of the capital trusts are convertible into Republic First common stock.  At and after the effective time of the merger, the outstanding convertible debentures and capital securities will be convertible into that number of shares of Pennsylvania Commerce common stock equal to the product of the number of shares of Republic First common stock into which the convertible securities could have been converted immediately prior to the effective time of the merger, multiplied by the exchange ratio, rounded down to the nearest whole number of shares of Pennsylvania Commerce common stock, subject to adjustment for events subsequent to the effective time of the merger. The convertible trust preferred securities are held by a family trust of Harry D, Madonna, Republic First’s chairman, president and chief executive officer, Theodore J. Flocco, Jr., a member of Republic First’s board of directors, and Vernon W. Hill, II, consultant to Republic First, and a former director and current shareholder of Pennsylvania Commerce, as well as two other investors.

Our Recommendations to Shareholders (See pages 32 to 34 and 39)

Republic First Shareholders. The board of directors of Republic First believes that the merger is fair to, and in the best interests of, Republic First and that the consideration to be paid in the merger is fair to, and in the best interests of, the shareholders of Republic First.  The board recommends that Republic First shareholders vote “FOR” the approval and adoption of the merger agreement.

Pennsylvania Commerce Shareholders. The Pennsylvania Commerce board of directors believes that the merger is fair to, and in the best interests of, Pennsylvania Commerce and unanimously recommends that Pennsylvania Commerce shareholders vote “FOR” the approval and adoption of the merger agreement.  In addition, because the merger cannot occur pursuant to the merger agreement without an increase in the number of Pennsylvania Commerce’s authorized shares of common stock and because the board of directors believes that the amendment to the articles of incorporation to increase the number of authorized shares of common stock to 25,000,000 is in the best interests of Pennsylvania Commerce, the board of directors unanimously recommends that Pennsylvania Commerce shareholders vote “FOR” the amendment to the articles of incorporation to increase the number of authorized shares of common stock.

Opinion of Republic First’s Financial Advisor (See pages 39 to 48)

Republic First’s financial advisor, Sandler O’Neill & Partners L.P., provided its opinion to the Republic First board of directors dated November 7, 2008 (the date on which Republic First’s board of directors approved the merger agreement) that, as of that date, and subject to and based on the considerations referred to in its opinion, the consideration to be paid pursuant to the merger agreement was fair, from a financial point of view, to holders of Republic First common stock. The full text of Sandler O’Neill’s opinion is attached as Annex C to this document.  The opinion of Sandler O’Neill is not a recommendation to any Republic First shareholder as to how to vote on the merger agreement.  Republic First urges its shareholders to read that opinion in its entirety. The opinion of Sandler O’Neill will not reflect any developments that may occur or may have occurred after the date of its opinion and prior to the completion of the merger. Republic First does not currently expect that it will request an updated opinion from Sandler O’Neill. Republic First has agreed to pay, upon completion of the merger, a transaction fee of approximately $1.1 million to Sandler O’Neill in consideration for its services as financial advisor.

Opinion of Pennsylvania Commerce’s Financial Advisor (See pages 48 to 54)

In deciding to approve the merger agreement, the board of directors of Pennsylvania Commerce considered the opinion of Keefe, Bruyette & Woods, Inc., dated November 7, 2008, as to the fairness to Pennsylvania Commerce, from a financial point of view, of the consideration to be paid in the merger. The opinion contains a description of assumptions made, procedures followed, matters considered and limitations on the review undertaken by Keefe, Bruyette & Woods. in connection with the opinion. We have attached this opinion as Annex D to this document. The opinion of Keefe, Bruyette & Woods is not a recommendation to any Pennsylvania Commerce shareholder as to how to vote at the special meeting on the merger or any matters relating to the merger. Pennsylvania Commerce shareholders should read the Keefe, Bruyette & Woods opinion in its entirety. The opinion of Keefe, Bruyette & Woods will not reflect any developments that may occur or may have occurred after the date of its opinion and prior to the completion of the merger. Pennsylvania Commerce does not currently expect that it will request an updated opinion from Keefe, Bruyette & Woods. Pennsylvania Commerce has agreed to pay, upon completion of the merger, a transaction fee of $600,000 to Keefe, Bruyette & Woods in consideration for its services as financial advisor.

Conditions to Completion of the Merger (See page 62)

Completion of the merger is subject to a number of conditions, including:

●	the approval of the merger agreement by both Republic First and Pennsylvania Commerce shareholders;

●	approval by the shareholders of Pennsylvania Commerce of the proposal to amend Pennsylvania Commerce’s articles of incorporation to increase the number of authorized shares;

●	the receipt of regulatory consents and approvals that are necessary to permit completion of the merger; and

●
receipt by Republic First and Pennsylvania Commerce of tax opinions from their respective counsel that the merger will be treated as a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

Certain conditions to the merger may be waived by Pennsylvania Commerce or Republic First, as applicable.

We May Not Complete the Merger Without All Required Regulatory Approvals (See page 69)

The merger requires the approval of the Board of Governors of the Federal Reserve System and the Pennsylvania Department of Banking.  We expect to obtain all necessary regulatory approvals, although we cannot be certain if or when we will obtain them.

Termination of the Merger Agreement (See pages 70 to 72)

The merger agreement contains customary termination provisions for a transaction of this type that may apply even if Republic First’s and Pennsylvania Commerce’s shareholders approve the merger. Subject to certain conditions which permit extension of the completion deadline to July 31, 2009, either Republic First or Pennsylvania Commerce may decide, without the consent of the other, to terminate the merger agreement if the merger is not completed by April 30, 2009.

Republic First may terminate the merger agreement, without the consent of Pennsylvania Commerce, for the following reason, among others, which are more fully described in this document:

●
the (1) trailing 20-day average closing stock price of Pennsylvania Commerce prior to the merger is less than $23.09 and (2) Pennsylvania Commerce’s stock price has underperformed the NASDAQ Bank Index by 20% or more since November 7, 2008. This is subject to Pennsylvania Commerce’s right to increase the merger consideration to the extent necessary to cause either of these two conditions to be deemed not to exist. See “The Merger-Termination of the Merger Agreement.”

The closing per share price of Pennsylvania Commerce common stock on November 7, 2008, the date of the merger agreement, was $28.86.  On January 29, 2009, the closing per share price of Pennsylvania Commerce common stock was $20.73, or approximately 28.2% less than the closing price on the date of the merger agreement.  Similar changes in stock prices occurred throughout the banking industry during this period, as evidenced by the change in the NASDAQ Bank Index, which declined approximately 24.3%, from 2,146.31 at November 7, 2008, to 1,625.04 at January 29, 2009.

Pennsylvania Commerce may terminate the merger agreement, without the consent of Republic First, for the following reason, among others, which are more fully described in this document:

●
if the Republic First board of directors withdraws or modifies, in a manner adverse to Pennsylvania Commerce, its recommendation to its shareholders in order to accept a proposal or offer for a competing business combination between Republic First and a third party that is financially superior to the merger with Pennsylvania Commerce.

Termination Fee (See page 72)

Republic First must pay Pennsylvania Commerce a $5 million termination fee if the merger agreement terminates as a result of any of the events described in detail on page 72 of this document, and generally relating to the following:

●
Republic First’s (1) initiation, facilitation, approval or recommendation of an acquisition proposal from a third party, (2) execution of a letter of intent or similar agreement relating to an acquisition proposal, or (3) failure to recommend to its shareholders that they approve the merger with Pennsylvania Commerce; or

●
Republic First receives an acquisition proposal from a third party prior to termination of the merger agreement for failure to consummate the merger by July 31, 2009, and any of the following events occurs within twelve months following such termination:

●	Republic First merges with a third party;

●	a third party directly or indirectly acquires more than 50% of Republic First’s total assets; or

●	a third party directly or indirectly acquires more than 50% of the outstanding common stock of Republic First.

Material Federal Income Tax Consequences (See pages 56 to 57)

In general, for United States federal income tax purposes, Republic First shareholders will not recognize any gain or loss when they exchange their Republic First common stock for Pennsylvania Commerce common stock. However, Republic First shareholders will have to recognize a gain in connection with cash received in lieu of fractional shares of Pennsylvania Commerce common stock.  This tax treatment may not apply to all Republic First shareholders.  Republic First shareholders should consult their own tax advisors for a full understanding of the tax consequences of the merger to them.

Each of Pennsylvania Commerce’s and Republic First’s obligations to complete the merger is conditioned on the receipt of a legal opinion about the federal income tax treatment of the merger. This opinion will not bind the Internal Revenue Service or any court, any of which could take a different view.

Purchase Method Accounting of the Merger (See page 73)

The merger will be accounted for under the purchase method of accounting, as such term is defined under the accounting principles generally accepted in the United States of America.

Interests of Republic First Officers and Directors in the Merger that are Different Than or in Addition to Their Interests as Republic First Shareholders (See pages 59 to 61)

In addition to their interests as Republic First shareholders, the directors and executive officers of Republic First may have interests in the merger that are different from or in addition to interests of other Republic First shareholders. These interests relate to or arise from, among other things:

●
the continued indemnification of current directors and officers of Republic First and its subsidiaries pursuant to the terms of the merger agreement and providing these individuals with director’s and officer’s liability insurance;

●	the appointment of certain directors of Republic First as directors of Pennsylvania Commerce and payment to these directors of compensation for their service as directors;

●
the conversion of Republic First options held by directors and officers of Republic First into stock options to purchase shares of Pennsylvania Commerce common stock, and the acceleration of vesting of such Republic First options;

●	the assumption of certain supplemental retirement agreements with certain Republic First directors; and

●	the execution of a new employment agreement with Harry D. Madonna, Republic First’s current chairman, president and chief executive officer.

Republic First’s board of directors was aware of these interests and took them into account in its decision to approve the merger agreement. For information concerning the dollar amounts associated with these interests, please see the discussion on pages 59 to 61 under the caption “The Merger—Interests of Certain Persons in the Merger.” Certain officers of Republic First and Republic First Bank are expected to be appointed as officers of Pennsylvania Commerce or continue as officers of Republic First Bank upon completion of the merger and receipt of all required approvals. As employees of these surviving entities, they will be eligible for certain employee benefits as discussed on pages 58 to 59 under the caption “The Merger—Employee Benefit Plans.”

As of the record date relating to Republic First’s special meeting of shareholders, the directors and executive officers of Republic First and their affiliates owned and were entitled to vote 2,051,687 shares of Republic First common stock, which represents approximately 19.3% of the outstanding shares of Republic First common stock. As of the record date relating to Pennsylvania Commerce’s special meeting of shareholders, the directors and executive officers of Pennsylvania Commerce and their affiliates owned and were entitled to vote 1,232,252 shares of Pennsylvania Commerce common stock, which represents approximately 19% of the outstanding shares of Pennsylvania Commerce common stock.  As of the record date, Vernon W. Hill, II., consultant to Republic First, and a former director of Pennsylvania Commerce, beneficially owned approximately 3.8% of the issued and outstanding shares of Pennsylvania Commerce common stock.  Each of the directors of Republic First and Pennsylvania Commerce has signed a voting agreement to vote all shares of the capital stock of Republic First or Pennsylvania Commerce, as applicable, which he owns “FOR” approval of the merger agreement.  As of the record date, neither Pennsylvania Commerce nor any of its directors or executive officers or their affiliates held any shares of Republic First common stock, and neither Republic First nor any of its directors or executive officers or their affiliates held any shares of Pennsylvania Commerce common stock.

No Dissenters Rights (See page 73)

Republic First shareholders do not have dissenters rights in connection with the merger.

Effect of the Merger on Rights of Republic First Shareholders (See pages 86 to 91)

The rights of Republic First shareholders are governed by Pennsylvania law, as well as Republic First’s articles of incorporation and bylaws. After completion of the merger, the rights of the former Republic First shareholders will be governed by Pennsylvania law, as well as Pennsylvania Commerce’s articles of incorporation and bylaws. Although Pennsylvania Commerce’s articles of incorporation and bylaws are similar in many ways to Republic First’s articles of incorporation and bylaws, there are some substantive and procedural differences that will affect the rights of Republic First shareholders.  A description of some of these important differences is discussed on pages 84 through 86 under the caption “Selected Provisions of the Articles of Incorporation of Pennsylvania Commerce,” and pages 86 through 91 under the caption “Comparison of Shareholders’ Rights.”

Recent Developments (See pages 78 to 84)

Pennsylvania Commerce

Total revenues (net interest income plus noninterest income) for the three months and twelve months ended December 31, 2008 were $28.0 million and $104.1 million, respectively.  Total net income for the three months and twelve months ended December 31, 2008 was $2.8 million and $12.9 million, respectively.  Diluted earnings per share were $0.42 and $1.97 for the three months and twelve months ended December 31, 2008, respectively.  Total assets, total net loans and total deposits as of December 31, 2008 were $2.14 billion, $1.42 billion and $1.63 billion, respectively.

Republic First

Total revenues (net interest income plus noninterest income) for the three months and twelve months ended December 31, 2008 were $7.6 million and $31.6 million, respectively.  Total net income for the three months and twelve months ended December 31, 2008 was $505,000 and $449,000, respectively.  Diluted earnings per share were $0.05 and $0.04 for the three months and twelve months ended December 31, 2008, respectively.  Total assets, total net loans and total deposits as of December 31, 2008 were $966.0 million, $775.0 million and $739.2 million, respectively.

Where You Can Find More Information (See pages 156 to 157)

If you would like more information about Pennsylvania Commerce, you should refer to documents filed by the company with the Securities and Exchange Commission (SEC). We have identified these documents and instructions on how you can obtain copies of these documents beginning on page 156 under the section entitled “Where You Can Find More Information.”

HISTORICAL AND UNAUDITED PRO FORMA FINANCIAL DATA

Selected Historical Consolidated Financial and Operating Data of Pennsylvania Commerce Bancorp, Inc.

The following selected financial information for the fiscal years ended December 31, 2007, 2006, 2005, 2004 and 2003 is derived from audited consolidated financial statements of Pennsylvania Commerce Bancorp, Inc. The financial information as of and for the nine months ended September 30, 2008 and 2007 is derived from unaudited consolidated financial statements.  The results of operations for the nine months ended September 30, 2008 are not necessarily indicative of the results of operations for the full year or any other interim period.  Pennsylvania Commerce’s management prepared the unaudited information on the same basis as it prepared Pennsylvania Commerce’s audited consolidated financial statements.  In the opinion of Pennsylvania Commerce’s management, this information reflects all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of this data for those dates.  You should read this information in conjunction with Pennsylvania Commerce’s consolidated financial statements and related notes included in Pennsylvania Commerce’s Annual Report on Form 10-K for the year ended December 31, 2007, and Pennsylvania Commerce’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008, which are incorporated by reference herein and from which this information is derived.  Please see “Where You Can Find More Information” on page 156.

Pennsylvania Commerce Bancorp, Inc. Selected Consolidated Financial Data

		At or for the Nine Months Ended September 30,		At or For the Year Ended December 31,
	(dollars in thousands, except per share data)	2008	2007	2007	2006	2005	2004	2003

	Balance Sheet Data:
	Total assets	$2,125,279	$2,015,486	$1,979,011	$1,866,483	$1,641,121	$1,277,367	$1,051,989
	Loans held for sale	31,935	12,367	14,143	15,346	10,585	14,287	9,164
	Loans receivable (net)	1,369,149	1,104,322	1,146,629	973,033	815,439	638,496	469,937
	Securities available for sale	355,595	396,377	387,166	392,058	380,836	314,065	275,400
	Securities held to maturity	195,841	324,664	257,467	319,628	306,266	209,917	199,863
	Federal funds sold	0	0	0	0	0	12,000	0
	Deposits	1,689,760	1,641,887	1,560,896	1,616,777	1,371,062	1,160,547	906,527
	Short-term borrowings and long-term debt	310,088	257,600	296,735	142,200	171,500	13,600	79,000
	Trust capital securities	0	0	0	0	0	0	13,000
	Shareholders' equity	114,070	108,321	112,335	101,108	91,643	85,039	49,724

	Income Statement Data:
	Net interest income	$57,322	$42,672	$59,492	$52,791	$50,905	$46,585	$33,890
	Provision for loan losses	4,075	1,517	1,762	1,634	1,560	2,646	1,695
	Noninterest income	18,851	16,691	22,823	18,752	14,156	11,296	9,990
	Noninterest operating expenses	57,339	51,636	70,807	59,294	50,403	42,466	32,510
	Income before income taxes	14,759	6,210	9,746	10,615	13,098	12,769	9,675
	Net income	10,145	4,534	7,001	7,254	8,817	8,591	6,557

	Common Share Data:
Net income per share:	Basic	$1.59	$0.72	$1.11	$1.18	$1.47	$1.75	$1.44
	Diluted	1.55	0.69	1.07	1.12	1.38	1.63	1.34
	Book Value per share	17.74	17.11	17.63	16.27	15.07	14.31	10.62

	Selected Ratios:
	Performance:
	Return on average assets	0.68%	0.32%	0.36%	0.41%	0.61%	0.73%	0.74%
	Return on average shareholders' equity	11.98	5.79	6.59	7.58	9.91	14.78	14.27
	Net interest margin	4.05	3.20	3.30	3.18	3.77	4.28	4.20

	Liquidity and Capital:
	Average loans to average deposits	82.74%	69.12%	69.90%	62.52%	58.87%	57.20%	52.23%
Average shareholders' equity to average total assets		5.67	5.50	5.52	5.40	6.12	4.96	5.22
Risk based capital:	Tier 1	9.87	9.87	10.03	10.00	9.79	11.57	9.57
	Total	10.75	10.62	10.78	10.72	10.61	12.49	10.49
	Leverage ratio	7.58	7.30	7.26	7.31	6.69	7.79	6.19

	Asset Quality:
Net charge-offs to average loans outstanding		0.07%	0.05%	0.07%	0.13%	0.02%	0.14%	0.20%
Nonperforming loans to total period-end loans		0.84	0.30	0.25	0.34	0.31	0.13	0.25
Nonperforming assets to total period-end assets		0.57	0.19	0.17	0.19	0.16	0.11	0.13
Allowance for loan losses to total period-end loans		1.00	0.96	0.93	0.99	1.12	1.21	1.26
Allowance for loan losses to nonperforming loans		119	319	366	287	364	916	513

Selected Historical Consolidated Financial and Operating Data of Republic First Bancorp, Inc.

The following selected financial information for the fiscal years ended December 31, 2007, 2006, 2005, 2004 and 2003 is derived from audited consolidated financial statements of Republic First Bancorp, Inc. The financial information as of and for the nine months ended September 30, 2008 and 2007 is derived from unaudited consolidated financial statements.  The results of operations for the nine months ended September 30, 2008 are not necessarily indicative of the results of operations for the full year or any other interim period.  Republic First’s management prepared the unaudited information on the same basis as it prepared Republic First’s audited consolidated financial statements.  In the opinion of Republic First’s management, this information reflects all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of this data for those dates.  You should read this information in conjunction with the financial statements of Republic First beginning on page 161.

Republic First Bancorp, Inc.
Selected Consolidated Financial Data
	As of or for the Nine Months Ended September 30,		As of or for the Years Ended December 31,
(Dollars in thousands, except per share data)	2008	2007	2007	2006	2005	2004	2003

BALANCE SHEET DATA (1)
Total assets (3)	$964,732	$1,040,119	$1,016,308	$1,008,824	$850,855	$720,412	$654,792
Loans held for sale	-	-	-	-	-	-	-
Total loans, net	764,245	832,983	813,041	784,002	670,469	543,005	452,491
Securities available for sale	86,345	80,539	83,659	102,039	37,283	43,733	59,834
Securities held to maturity	203	281	282	333	416	650	900
Federal funds sold	38,382	64,986	61,909	63,247	86,221	17,162	38,952
Total deposits	729,487	769,889	780,855	754,773	647,843	510,684	425,497
FHLB & overnight advances	125,682	168,435	133,433	159,723	123,867	86,090	132,742
Subordinated debt	22,476	11,341	11,341	6,186	6,186	6,186	6,000
Total shareholders' equity (3)	79,257	78,372	80,467	74,734	63,677	65,224	56,376

INCOME STATEMENT DATA (1):
Net interest income	$21,844	$22,879	$30,039	$34,066	$29,158	$18,851	$21,546
Provision for loan losses	5,898	1,425	1,590	1,364	1,186	(314)	5,827
Non-interest income	2,173	2,155	3,073	3,640	3,614	4,466	2,853
Non-interest expenses	18,517	15,766	21,364	21,017	18,207	15,346	14,614
Income (loss) from continuing operations before provision for income tax (benefit) expense	(398)	7,843	10,158	15,325	13,379	8,285	3,958
Provision (benefit) for income taxes	(342)	2,535	3,273	5,207	4,486	2,694	1,267
Income (loss) from continuing operations	(56)	5,308	6,885	10,118	8,893	5,591	2,691
Income from discontinued operations	-	-	-	-	-	5,060	3,440
Income tax on discontinued operations	-	-	-	-	-	1,711	1,217
Net income (loss)	$(56)	$5,308	$6,885	$10,118	$8,893	$8,940	$4,914

PER SHARE DATA (1) (2)
Basic earnings (loss) per share
Income (loss) from continuing operations	$(0.01)	$0.51	$0.66	$0.97	$0.88	$0.57	$0.28
Income from discontinued operations	-	-	-	-	-	0.35	0.23
Net income (loss)	$(0.01)	$0.51	$0.66	$0.97	$0.88	$0.92	$0.51

Diluted earnings (loss) per share
Income (loss) from continuing operations	$(0.01)	$0.50	$0.65	$0.95	$0.84	$0.54	$0.26
Income from discontinued operations	-	-	-	-	-	0.33	0.23
Net income (loss)	$(0.01)	$0.50	$0.65	$0.95	$0.84	$0.87	$0.49

Book value per share	$7.47	$7.59	$7.80	$7.16	$6.17	$5.49	$4.97

SELECTED RATIOS:
PERFORMANCE RATIOS (1)
Return on average assets on continuing operations	-0.01%	0.73%	0.71%	1.19%	1.22%	0.87%	0.45%
Return on average shareholders' equity on continuing operations	-0.09	9.21	8.86	14.59	15.22	10.93	5.77
Net interest margin	3.29	3.31	3.26	4.20	4.23	3.15	3.78

LIQUIDITY AND CAPITAL RATIOS (1)
Average loans to average deposits	107.49%	109.50%	108.97%	106.04%	101.09%	106.63%	103.58%
Average equity to average assets	8.37	7.94	8.01	8.17	7.99	7.98	7.73
Tier 1 capital to risk-weighted assets	12.28	9.90	10.07	9.46	10.65	11.20	11.70
Total capital to risk-weighted assets	13.09	10.87	11.01	10.30	11.81	12.45	12.96
Leverage ratio	11.02	9.16	9.44	8.75	8.89	9.53	9.07

ASSET QUALITY RATIOS (1)
Net charge-offs as a percentage of average loans, net	1.27%	0.11%	0.14%	0.13%	0.04%	0.07%	1.04%
Non-performing loans as a percentage of total loans	0.95	3.02	2.71	0.87	0.50	0.88	1.75
Non-performing assets as a percentage of total assets	1.64	2.45	2.55	0.74	0.42	0.75	1.33
Allowance for loan losses as a percentage of loans	0.88	1.04	1.04	1.02	1.12	1.22	1.59
Allowance for loan losses as a percentage of non-performing loans	93.41	34.56	38.19	116.51	222.52	137.70	90.91

(1) Adjusted to exclude the First Bank of Delaware, reflecting the spin off of that bank effective January 1, 2005
(2) Restated for 10% stock dividend declared in March 2007
(3) Years prior to 2005 include First Bank of Delaware

SELECTED CONSOLIDATED UNAUDITED PRO FORMA FINANCIAL INFORMATION

The following table shows information about our financial condition and results of operations, including per share data and financial ratios, after giving effect to the merger. This information is called pro forma financial information in this document. The table sets forth the information as if the merger had become effective on September 30, 2008, with respect to financial condition data, and on January 1, 2008 and January 1, 2007, respectively, with respect to results of operations data for the periods ending September 30, 2008 and December 31, 2007. This pro forma financial information assumes that the merger is accounted for using the purchase method of accounting and represents a current estimate based on available information of the combined companies’ results of operations.  This table should be read in conjunction with, and is qualified in its entirety by, the more detailed pro forma financial information, including the notes thereto, appearing elsewhere in this document and the historical financial statements, including the notes thereto, of Pennsylvania Commerce which are incorporated by reference into this document and those of Republic First which are included in this document beginning on page 158. See “Unaudited Pro Forma Combined Condensed Financial Information” on page 74 and “Where You Can Find More Information” on page 156. The pro forma financial information, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the impact of possible revenue enhancements, expense efficiencies and asset dispositions, among other factors, that may result as a consequence of the merger and, accordingly, does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical results of the combined company would have been had our companies been combined during these periods.

		Pennsylvania Commerce	Republic First

		Year	Year
		Ending December 31,	Ending December 31,
		2007	2007	Pro Forma Adjustments	Pro Forma Consolidated

(dollars in thousands, except per share data)

Balance Sheet Data:
Total assets		$1,979,011	$1,016,308	$35,061	$3,030,380
Loans held for sale		14,143	0	0	14,143
Loans receivable (net)		1,146,629	813,041	(14,720)	1,944,950
Securities available for sale		387,166	83,659	0	470,825
Securities held to maturity		257,467	282	0	257,749
Federal funds sold		0	61,909	0	61,909
Deposits		1,560,896	780,855	3,598	2,345,349
Short-term borrowings and long-term debt		296,735	144,774	(124)	441,385
Stockholders' equity		112,335	80,467	33,694	226,496

Income Statement Data:
Net interest income		$59,492	$30,039	$5,195	$94,726
Provision for loan losses		1,762	1,590	0	3,352
Noninterest income		22,823	3,073	0	25,896
Noninterest operating expenses		70,807	21,364	2,213	94,384
Income before income taxes		9,746	10,158	2,982	22,886
Net income		7,001	6,885	1,938	15,824

Common Share Data:
Net income per share:	Basic	$1.11	$0.66		$1.56
	Diluted	1.07	0.65		1.53
Book Value per share		17.63	7.80		22.07

Selected Ratios:
Performance:
Return on average assets		0.36%	0.71%		0.54%
Return on average stockholders' equity		6.59	8.86		7.27
Net interest margin		3.30	3.26		3.50	(A)

Liquidity and Capital:
Average loans to average deposits		69.90%	108.97%		81.69%
Average stockholders' equity to average total assets		5.52	8.01		7.38
Risk based capital:	Tier 1	10.03	10.07		9.41	(B)
	Total	10.78	11.01		9.87	(B)
Leverage ratio		7.26	9.44		7.31	(B)

Asset Quality:
Net charge-offs to average loans outstanding		0.07%	0.14%		0.10%
Nonperforming loans to total period-end loans		0.25	2.71		1.29
Nonperforming assets to total period-end assets		0.17	2.55		0.97
Allowance for loan losses to total period-end loans		0.93	1.04		0.55
Allowance for loan losses to nonperforming loans		366	38.19		42.60

(A) Includes impact of $5.2 million of net amortization of fair value adjustments.
(B) Includes impact of ($16.1) million of net fair value adjustments and ($1.0) million of FRBK after-tax merger-related expenses.

		Pennsylvania Commerce	Republic First

		Nine Months	Nine Months
		Ending September 30	Ending September 30
		2008	2008		Pro Forma Adjustments	Pro Forma Consolidated

(dollars in thousands, except per share data)

Balance Sheet Data:
Total assets		$2,125,279	$964,732		$35,061	$3,125,072
Loans held for sale		31,935	0		0	31,935
Loans receivable (net)		1,369,149	764,245		(14,720)	2,118,674
Securities available for sale		355,595	86,345		0	441,940
Securities held to maturity		195,841	203		0	196,044
Federal funds sold		0	38,382		0	38,382
Deposits		1,689,760	729,487		3,598	2,422,845
Short-term borrowings and long-term debt		310,088	148,158		(124)	458,122
Shareholders' equity		114,070	79,257		33,694	227,021

Income Statement Data:
Net interest income		$57,322	$21,844		$1,074	$80,240
Provision for loan losses		4,075	5,898		0	9,973
Noninterest income		18,851	2,173		0	21,024
Noninterest operating expenses		57,339	18,517		1,494	77,350
Income (loss) before income taxes		14,759	(398)		(420)	13,941
Net income (loss)		10,145	(56)		(273)	9,816

Common Share Data:
Net income (loss) per share:	Basic	$1.59	$(0.01)			$0.95
	Diluted	1.55	(0.01)			0.94
Book Value per share		17.74	7.47			22.00

Selected Ratios:
Performance:
Return on average assets		0.68%	(0.01	) %		0.47%
Return on average stockholders' equity		11.98	(0.09)			5.44
Net interest margin		4.05	3.29			3.89	(A)

Liquidity and Capital:
Average loans to average deposits		82.74%	107.49%			89.44%
Average shareholders' equity to average total assets		5.67	8.37			8.65
Risk based capital:	Tier 1	9.87	12.28			10.09	(B)
	Total	10.75	13.09			10.67	(B)
Leverage ratio		7.58	11.02			8.08	(B)

Asset Quality:
Net charge-offs to average loans outstanding		0.07%	1.27%			0.42%
Nonperforming loans to total period-end loans		0.84	0.95			0.89
Nonperforming assets to total period-end assets		0.57	1.64			0.90
Allowance for loan losses to total period-end loans		1.00	0.88			0.65
Allowance for loan losses to nonperforming loans		119.03	93.41			73.27

(A) Includes impact of $1.1 million of net amortization of fair value adjustments.
(B) Includes impact of ($16.1) million of net fair value adjustments and ($1.0) million of FRBK after-tax merger-related expenses.

COMPARATIVE PER SHARE DATA

The following table sets forth historical per share information for Pennsylvania Commerce and Republic First and additional information as if the companies had been combined for the periods shown, which we refer to as “pro forma” information. The pro forma information is based upon the assumption that that the total number of shares of Republic First common stock outstanding immediately prior to the completion of the merger would be 10,614,950 (the number of outstanding shares at the time of Pennsylvania Commerce’s evaluation of a merger with Republic First) and that the exchange ratio would be 0.364 share of Pennsylvania Commerce common stock for each share of Republic First common stock.

The exchange ratio of 0.364 is used for illustrative purposes only and the actual exchange ratio to be used in the merger will likely differ from the exchange ratio used for illustrative purposes. For a description of the manner in which the exchange ratio is determined, see ”The Merger – Merger Consideration – Exchange Ratio” on page 55.

The Republic First pro forma equivalent per share amounts are calculated by multiplying the Pennsylvania Commerce pro forma combined book value per share and net income per share by the assumed exchange ratio of 0.364 so that the per share amounts equate to the respective values for one share of Republic First common stock. The unaudited pro forma Pennsylvania Commerce per share equivalents are calculated by combining the Pennsylvania Commerce historical share amounts with pro forma amounts from Republic First, assuming the exchange ratio of 0.364.

We present on the following page for Pennsylvania Commerce and Republic First historical, unaudited pro forma combined and pro forma equivalent per share financial data for the year ended December 31, 2007 and the nine month interim period ended September 30, 2008.  This data should be read together with the selected historical financial data of Republic First and Pennsylvania Commerce and the unaudited pro forma combined condensed financial statements included in this document. This data should also be read together with Republic First’s financial statements and related notes included under “Republic First Financial Statements” beginning on page 158 and Pennsylvania Commerce’s separate historical financial statements and notes thereto, incorporated by reference into this document. See “Where You Can Find More Information” on page 156.  The per share data is not necessarily indicative of the operating results that Pennsylvania Commerce would have achieved had it completed the merger as of the beginning of the periods presented and should not be considered as representative of future operations.

	Pennsylvania Commerce Historical	Republic First Historical	Pro Forma Pennsylvania Commerce	Equivalent Pro Forma Republic First(1)
Book value per share
9/30/2008	$17.74	$7.47	$22.00	$8.01
12/31/2007	17.63	7.80	22.07	8.04

Cash dividends declared per share(2)
9/30/2008	0	0	0	0
12/31/2007	0	0	0	0

Basic net income (loss) per share
9/30/2008	$1.59	$(0.01)	$0.95	$0.35
12/31/2007	1.11	0.66	1.56	0.57

Diluted net income (loss) per share
9/30/2008	$1.55	$(0.01)	$0.94	$0.34
12/31/2007	1.07	0.65	1.53	0.56

(1)                 The Republic First equivalent pro forma information shows the effect of the merger from the perspective of an owner of Republic First common stock. We calculated the Republic First equivalent information by multiplying the Pennsylvania Commerce and Republic First combined pro forma per share amounts by an assumed exchange ratio of 0.364 and after giving effect to the pro forma adjustments.

(2)                 Neither Pennsylvania Commerce nor Republic First has paid quarterly cash dividends since beginning operations.

RISK FACTORS

In considering whether to vote in favor of the proposal to approve the merger agreement, and, in the case of Pennsylvania Commerce shareholders, whether to approve an increase in the number of authorized shares of common stock, you should consider all of the information contained in or incorporated by reference into this document.  You should also carefully consider the following risk factors.

Risk Factors Relating to the Merger

Because the market price of Pennsylvania Commerce common stock may fluctuate, Republic First shareholders will not know the exchange ratio or the market value of the Pennsylvania Commerce common stock they will receive in the merger when they vote at the special meeting.

Under the terms of the merger agreement, the exchange ratio will be calculated on the effective date of the merger based on the average closing price of Pennsylvania Commerce common stock during twenty (20) consecutive trading days, ending on the third calendar day immediately preceding the effective date of the merger.  If the third calendar day is not a trading day on the NASDAQ Stock Market, then the twenty-day trading period will end on the trading day immediately preceding such calendar day.  The closing price of Pennsylvania Commerce common stock as reported on the NASDAQ Stock Market was $28.86 on November 7, 2008, the date immediately preceding the trading day on which the merger was publicly announced. As of January 29, 2009 the closing price of Pennsylvania Commerce common stock as reported on the NASDAQ Stock Market was $20.73. The market price of Pennsylvania Commerce common stock may vary from these prices, and may also vary from the price on the date that this document is mailed to Republic First and Pennsylvania Commerce shareholders or on the date of the respective special meetings of shareholders of Republic First and Pennsylvania Commerce.  The market price of Pennsylvania Commerce common stock may change as a result of a variety of factors, including general market and economic conditions, changes in its business, operations and prospects, and regulatory considerations. Many of these factors are beyond the control of Pennsylvania Commerce. While the exchange ratio is based on $10.00 per share of Republic First common stock and will vary depending on the average closing price of Pennsylvania Commerce common stock, the exchange ratio cannot exceed 0.38.  As a result, the market value of shares of Pennsylvania Commerce common stock that a Republic First shareholder will receive per share in the merger will be less than $10.00 if the average closing price of Pennsylvania Commerce common stock is less than $26.32. Moreover, since the exchange ratio is based on an average closing price, the market price of Pennsylvania Commerce on the date that the merger consideration is exchanged may differ from the average closing price.

There can be no assurance that the value of the Pennsylvania Commerce common stock that Republic First shareholders receive in the merger will be $10.00 per share of Republic First common stock.

The market price of Pennsylvania Commerce common stock may be affected by factors different from those affecting Republic First common stock.

Upon completion of the merger, based on the maximum exchange ratio of 0.38 and the number of outstanding shares, outstanding stock options and convertible preferred securities on the companies’ respective record date, Republic First shareholders will own approximately 40% of the combined company. Some of Pennsylvania Commerce’s current businesses and markets differ from those of Republic First and, accordingly, the results of operations of Pennsylvania Commerce after the merger may be affected by factors different from those currently affecting the results of operations of Republic First. For a discussion of the businesses of Pennsylvania Commerce and Republic First and of certain factors to consider in connection with those businesses, see “Information With Respect to Republic First” beginning on page 93 and the documents of Pennsylvania Commerce incorporated by reference into this document and referred to under “Where You Can Find More Information” on page 156.

Some of the conditions to closing of the merger may result in delay or prevent completion of the merger, which may adversely affect the value of our companies’ securities.

Completion of the merger is conditioned upon the receipt of certain governmental consents and approvals, including consents and approvals required by the Board of Governors of the Federal Reserve and the Pennsylvania Department of Banking. Failure to obtain these consents would prevent consummation of the merger. Even if the approvals are obtained, the effort involved may delay consummation of the merger. Governmental authorities may also impose conditions in connection with the merger that may adversely affect the combined company’s operations after the merger. Any of these events could have a negative impact on the value of Pennsylvania Commerce and Republic First securities.

Upon completion of the merger, Republic First shareholders will become shareholders of a combined company that is controlled principally by current Pennsylvania Commerce management and members of the Pennsylvania Commerce board of directors.

Senior management of Pennsylvania Commerce will constitute the majority of the management team of the combined company. The chairman, president and chief executive officer of the combined company will be the current chairman, president and chief executive officer of Pennsylvania Commerce.  The initial board of directors of the combined company will include 12 members, 8 of whom are current members of the Pennsylvania Commerce board of directors.

The merger may distract our management from their other responsibilities.

The acquisition of Republic First could cause the management of the companies to focus their time and energies on matters related to the merger that otherwise would be directed to the companies’ business and operations. Any such distraction on the part of management, if significant, could affect management’s ability to service existing business and develop new business and adversely effect Pennsylvania Commerce’s business and earnings following the merger.

If the merger is not completed, the companies will have incurred substantial expenses without realizing the expected benefits.

Both Pennsylvania Commerce and Republic First have incurred expenses in connection with the merger transaction and expect to incur additional expenses prior to completing the merger. The completion of the merger depends on the satisfaction of specified conditions and the receipt of regulatory approvals. We cannot guarantee that these conditions will be met. If the merger is not completed, the merger-related expenses that the companies will have incurred could have an adverse impact on their financial condition without any of the expected benefits of the merger.

Risks Relating to Combined Operations following the Merger

We may fail to realize the cost savings we estimate for the merger.

The success of the merger will depend, in part, on our ability to realize the estimated cost savings from combining the businesses of Pennsylvania Commerce and Republic First. Pennsylvania Commerce's management estimated at the time the proposed merger was announced that after the merger of the companies' banking subsidiaries, it expects to achieve annual total cost savings of approximately 20% of Republic First's 2008 non-interest expense, or approximately $5.0 million, pre-tax, through the reduction of administrative and operational redundancies. While Pennsylvania Commerce and Republic First continue to believe these cost savings estimates are achievable as of the date of this document, it is possible that the potential cost savings could turn out to be more difficult to achieve than originally anticipated. The cost savings estimates depend on the ability to combine the businesses of Pennsylvania Commerce and Republic First in a manner that permits those cost savings to be realized. If the estimates of Pennsylvania Commerce and Republic First turn out to be incorrect or Pennsylvania Commerce and Republic First are not able to combine successfully their two companies, the anticipated cost savings may not be realized fully or at all, or may take longer to realize than expected.

Combining our two companies may be more difficult, costly or time-consuming than we expect, or could result in the loss of customers.

Pennsylvania Commerce and Republic First have operated, and, until the completion of the merger, will continue to operate, independently.  It is possible that the integration process could result in unanticipated adverse affects.   Factors which will affect our ability to successfully integrate our combined operations include, but are not limited to, Pennsylvania Commerce’s ability to:

●	maintain existing relationships with depositors in the banks to minimize withdrawals of deposits subsequent to the merger;

●	continue to operate the ongoing business of Pennsylvania Commerce and Republic First without disruption;

●	control its incremental non-interest expense and maintain overall operating efficiencies;

●	retain and attract qualified personnel at Commerce Bank/Harrisburg and Republic First Bank; and

●	compete effectively in the communities served by Pennsylvania Commerce and Republic First and in nearby communities.

Economic conditions in a market area currently serviced by one of our companies could  unfavorably impact our combined operations.

Republic First operates principally in the Philadelphia, Pennsylvania area and the operations of Pennsylvania Commerce are in Central Pennsylvania. The operating results of Republic First and Pennsylvania Commerce as a combined company will depend largely on economic conditions in these and surrounding areas. A deterioration in economic conditions in one of these market areas could unfavorably impact our combined operations and:

●	increase loan delinquencies;

●	increase problem assets and foreclosures;

●           increase claims and lawsuits;

●	decrease the demand for our products and services; and

●	decrease the value of collateral for loans, especially real estate, in turn reducing customers’ borrowing power, the value of assets associated with nonperforming loans and collateral coverage.

Risks Relating to Pennsylvania Commerce’s Business

Pennsylvania Commerce plans to continue its rapid growth.

Over the past five years Pennsylvania Commerce has experienced significant growth in net income, assets, loans and deposits, all of which have been achieved through organic growth.  Pennsylvania Commerce intends to continue to rapidly expand its business and operations.

Subject to regulatory approvals, Pennsylvania Commerce is targeting to open 15-20 new stores over the next five years. The cost to construct and furnish a new store will be approximately $3.1 million, excluding the cost to lease or purchase the land on which the store is located.

Growth may require Pennsylvania Commerce to raise additional capital in the future, but that capital may not be available when it is needed.

Pennsylvania Commerce anticipates that its existing capital will satisfy its capital requirements for the foreseeable future. However, Pennsylvania Commerce may at some point need to raise additional capital to support continued growth.  Pennsylvania Commerce’s ability to raise additional capital, if needed, will depend on Pennsylvania Commerce’s financial performance and on conditions in the capital markets at that time, which are outside of the company’s control. The current financial crisis affecting the banking system and financial markets, which has resulted in a tightening in the credit markets, could have an adverse effect on Pennsylvania Commerce’s  ability to raise additional capital.  Accordingly, Pennsylvania Commerce cannot assure you of its ability to raise additional capital, if needed, on acceptable terms. If Pennsylvania Commerce cannot raise additional capital when needed, Pennsylvania Commerce’s ability to further expand its operations through internal growth, branching, de novo bank formations and/or acquisitions could be materially impaired.

Unfavorable economic and market conditions due to the current global financial crisis may adversely affect our financial position and results of operations.

Economic and market conditions in the United States and around the world have deteriorated significantly and may remain depressed for the foreseeable future.  Conditions such as slowing or negative growth and the sub-prime debt devaluation crisis have resulted in a low level of liquidity in many financial markets, and extreme volatility in credit, equity and fixed income markets.  These economic developments could have various effects on our business, including insolvency of major customers, an unwillingness of customers to borrow or to repay funds already borrowed and a negative impact on the investment income Pennsylvania Commerce is able to earn on its investment portfolio.  The potential effects of the current global financial crisis are difficult to forecast and mitigate.  As a consequence, Pennsylvania Commerce’s operating results for a particular period are difficult to predict.  Distress in the credit markets and issues relating to liquidity among financial institutions have resulted in the failure of some financial institutions around the world and others have been forced to seek acquisition partners. The United States and other governments have taken unprecedented steps in efforts to stabilize the financial system, including investing in financial institutions. There can be no assurance that these efforts will succeed.  Our business and our financial condition and results of operations could be adversely affected by (1) continued or accelerated disruption and volatility in financial markets; (2) continued capital and liquidity concerns regarding financial institutions; (3) limitations resulting from further governmental action in an effort to stabilize or provide additional regulation of the financial system; or (4) recessionary conditions that are deeper or longer lasting than currently anticipated.

Pennsylvania Commerce must continue to attract and retain qualified personnel and maintain cost controls and asset quality.

Pennsylvania Commerce ability to manage growth successfully will depend on its ability to continue to attract and retain senior management experienced in banking and financial services and familiar with the communities in Pennsylvania Commerce’s market area.  As Pennsylvania Commerce grows, it must be able to attract and retain qualified additional management and loan officers with the appropriate level of experience and knowledge about its market areas to implement the company’s operating strategy. The unexpected loss of services of any key management personnel, or the inability to recruit and retain qualified personnel in the future, could have an adverse effect on Pennsylvania Commerce’s business, financial condition and results of operations.  Successful management of growth also depends on Pennsylvania Commerce’s ability to maintain cost controls and asset quality while attracting additional loans and deposits on favorable terms, as well as on factors beyond Pennsylvania Commerce’s control, such as economic conditions and competition. If Pennsylvania Commerce grows too quickly and is not able to attract qualified personnel, control costs and maintain asset quality, this continued rapid growth could materially adversely affect the company’s financial performance.

The cost of re-naming and re-branding Pennsylvania Commerce and Commerce Bank/Harrisburg and transitioning certain services from TD Bank to Fiserv may be more costly than anticipated.

Prior to December 30, 2008, Pennsylvania Commerce and Commerce Bank/Harrisburg were parties to a network agreement and master services agreement with Commerce Bank N.A. (now known as TD Bank N.A.).  The network agreement granted to Pennsylvania Commerce and Commerce Bank/Harrisburg the right to use the name “Commerce Bank” together with trademarks and service marks which have been registered by Commerce Bank N.A. and previously utilized in connection with its banking business including, but not limited to, the red “C” logo.  Under the master services agreement, TD Bank performed a broad range of administrative and data processing services for Commerce Bank/ Harrisburg for which the bank paid various services fees.  The network agreement and the master services agreement and addenda were terminated as of December 30, 2008 when the parties executed a transition agreement.  Under the transition agreement, certain services provided under the master services agreement were continued until July 15, 2009 or at Commerce Bank/Harrisburg’s option, until August 15, 2009, and certain tail services until August 15, 2009.  Commerce Bank/Harrisburg has entered into a master agreement with Fiserv Solutions, Inc. to provide many of the administrative and data processing services presently provided by TD Bank.  If all services provided by TD Bank under the transition agreement (except tail services) are terminated on or before July 15, 2009, and if all tail services terminate by or on August 15, 2009, TD Bank will pay to Commerce Bank/Harrisburg an incentive fee in the amount of $6,000,000.  However, if all services other than tail services terminate on or after July 16, 2009 but on or before August 15, 2009 and if all tail services terminate on or before August 15, 2009, the incentive fee will be reduced to $3,250,000.  If these deadlines are not met by Commerce Bank/Harrisburg, TD Bank will pay no incentive fee.  The transition agreement also grants to Pennsylvania Commerce and Commerce Bank/Harrisburg a non exclusive royalty free license until September 30, 2009 to continue using the name “Commerce Bank” and, subject to certain limitations, the red “C” logo, each in the same form and manner consistent with past practice.   By September 30, 2009, Pennsylvania Commerce intends to change its name to Metro Bancorp, Inc. and both Commerce Bank/Harrisburg and Republic First Bank will re-brand their banking business as Metro Bank and use as their new primary trademark a red “M” logo.  Several companies in the United States, including companies in the banking and financial services industries, use variations of the word “Metro” and the letter “M” as part of a trademark or trade name.  As such, we face potential objections to our use of these marks.  If there are any objections, we may incur additional costs to defend our use, and may be required to further re-brand our banking business.  If the transition and conversion process does not proceed as planned, we may receive no incentive fee from TD Bank and incur additional costs.

Changes in interest rates could reduce Pennsylvania Commerce’s income and cash flows.

Pennsylvania Commerce’s operating income and net income depend to a great extent on Pennsylvania Commerce’s net interest margin, i.e., the difference between the interest yields Pennsylvania Commerce receives on loans, securities and other interest earning assets and the interest rates it pays on interest-bearing deposits and other liabilities. These rates are highly sensitive to many factors beyond Pennsylvania Commerce’s control, including competition, general economic conditions and monetary and fiscal policies of various governmental and regulatory authorities, including the Board of Governors of the Federal Reserve System.  If the rate of interest Pennsylvania Commerce pays on interest-bearing deposits and other liabilities increases more than the rate of interest received on loans, securities and other interest earning assets, the net interest income, and therefore, Pennsylvania Commerce’s earnings, could be adversely affected. Pennsylvania Commerce’s earnings could also be adversely affected if the rates on its loans and other investments fall more quickly than those on its deposits and other liabilities.

Pennsylvania Commerce’s allowance for loan losses may not be sufficient to absorb actual loan losses.

The establishment of an allowance for loan losses requires management to make significant estimates and assumptions.  Pennsylvania Commerce’s allowance for loan losses is based on, among other things, national and regional economic conditions, historical loss experience and delinquency trends.   However, the company cannot predict loan losses with certainty, and cannot assure you that charge-offs in future periods will not exceed the allowance.  If charge-offs exceed Pennsylvania Commerce’s allowance, its earnings would decrease. In addition, regulatory agencies, as an integral part of their examination process, review Pennsylvania Commerce’s allowance for loan losses and may require additions to the allowance based on their judgment of information available to them at the time of their examination. Factors that require an increase in Pennsylvania Commerce’s allowance for loan losses could reduce its earnings.

Competition from other banks and financial institutions in originating loans, attracting deposits and providing various financial services may adversely affect Pennsylvania Commerce’s profitability.

Pennsylvania Commerce has substantial competition in originating loans, both commercial and consumer in its market area. This competition comes principally from other banks, savings institutions, mortgage banking companies and other lenders. Many of Pennsylvania Commerce’s competitors enjoy advantages, including greater financial resources and higher lending limits, a wider geographic presence, more accessible branch office locations, the ability to offer a wider array of services or more favorable pricing alternatives, as well as lower origination and operating costs. This competition could reduce Pennsylvania Commerce’s net income by decreasing the number and size of loans that its banking subsidiary originates and the interest rates it may charge on these loans.

In attracting business and consumer deposits, Pennsylvania Commerce’s banking subsidiary faces substantial competition from other insured depository institutions such as banks, savings institutions and credit unions, as well as institutions offering uninsured investment alternatives, including money market funds. Many of its competitors enjoy advantages, including greater financial resources, more aggressive marketing campaigns and better brand recognition and more branch locations. These competitors may offer higher interest rates than Pennsylvania Commerce does, which could decrease the deposits that Pennsylvania Commerce attracts or require it to increase its rates to retain existing deposits or attract new deposits. Increased deposit competition could adversely affect Pennsylvania Commerce’s ability to generate the funds necessary for lending operations. As a result, Pennsylvania Commerce may need to seek other sources of funds that may be more expensive to obtain and could increase its cost of funds.

Pennsylvania Commerce operates in a highly regulated environment; changes in laws and regulations and accounting principles may adversely affect the company.

The banking industry is heavily regulated, and such regulations are intended primarily for the protection of customers, depositors and the federal deposit insurance funds, not shareholders.  Almost all aspects of Pennsylvania Commerce’s operations are governed by extensive regulation, supervision, and legislation. These laws and regulations could change at any time. We anticipate increased and/or changes in regulations as a result of the current turmoil in the financial markets and the efforts of government agencies to stabilize the financial system. Any changes to these laws or any applicable accounting principles may negatively impact Pennsylvania Commerce’s results of operations and financial condition. While Pennsylvania Commerce cannot predict what effect any presently contemplated or future changes in the laws or regulations or their interpretations would have, these changes could be materially adverse to Pennsylvania Commerce investors and shareholders.

Pennsylvania Commerce common stock is not insured by any governmental agency and, therefore, investment in it involves risk.

 Pennsylvania Commerce common stock is not a deposit account or other obligation of any bank, and is not insured by the FDIC, or any other governmental agency, and is subject to investment risk, including possible loss.  Pennsylvania Commerce common stock is currently traded on the NASDAQ Stock Market. During the twelve months ended December 31, 2008, the average daily trading volume for its common stock was approximately 12,369 shares.  The sale of a large number of these shares could adversely affect Pennsylvania Commerce stock price and could impair its ability to raise capital through the sale of equity securities.

Pennsylvania Commerce’s executive officers, directors and other five percent or greater shareholders own a significant percentage of the company, and could influence matters requiring approval by the shareholders.

As of December 31, 2008, Pennsylvania Commerce’s executive officers and directors as a group owned and had the right to vote approximately 19% of the outstanding stock and other five percent or greater shareholders owned and had the right to vote approximately 20% of the outstanding common stock. At December 31, 2008, Vernon W. Hill, II., consultant to Republic First, and a former director of Pennsylvania Commerce, beneficially owned approximately 3.8% of the issued and outstanding shares of Pennsylvania Commerce common stock. These shareholders, acting together, would be able to influence matters requiring approval by the shareholders, including the election of directors. This concentration of ownership might also have the effect of delaying or preventing a change of control of Pennsylvania Commerce.

"Anti-takeover" provisions may make it more difficult for a third party to acquire control of us, even if the change in control would be beneficial to shareholders.

            Pennsylvania Commerce is a Pennsylvania corporation. Anti-takeover provisions in Pennsylvania law and in Pennsylvania Commerce’s articles of incorporation and bylaws could make it more difficult for a third party to acquire control of the company. These provisions could adversely affect the market price of Pennsylvania Commerce common stock and could reduce the amount that Pennsylvania Commerce shareholders might receive if the company is sold. For example, Pennsylvania Commerce’s articles of incorporation permit, the board of directors, subject to the rights of the existing preferred shares, to issue up to 960,000 shares of preferred stock without shareholder approval. Anti-takeover provisions in our articles of incorporation and in Pennsylvania law could prevent shareholders from receiving a premium for their shares of Pennsylvania Commerce common stock.

FORWARD-LOOKING STATEMENTS

This document and the documents incorporated by reference contain forward-looking statements, within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, with respect to the merger and the financial condition, results of operations, future performance and business of Pennsylvania Commerce, Republic First and the combined company after completion of the merger. These forward-looking statements are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are those that are not historical facts. These forward-looking statements include statements with respect to the companies’ beliefs, plans, objectives, goals, expectations, anticipations, estimates and intentions that are subject to significant risks and uncertainties and are subject to change based on various factors (some of which are beyond our control).

While Pennsylvania Commerce and Republic First believe their plans, intentions and expectations as reflected in these forward-looking statements are reasonable, they can give no assurance that their plans, intentions and expectations will be achieved.  You should understand that various factors, in addition to those discussed elsewhere in this document and in the documents referred to or incorporated by reference in this document, could affect the future results of the combined company following the merger and could cause results to differ materially from those expressed in these forward-looking statements, including:

●
whether the transactions contemplated by the merger agreement will be approved by shareholders of Pennsylvania Commerce and Republic First and applicable federal, state and local regulatory authorities;

●
Pennsylvania Commerce’s ability to complete the merger, to integrate successfully the assets, liabilities, customers, systems and management personnel into Pennsylvania Commerce’s operations, and to realize expected cost savings and revenue enhancements within expected timeframes;

●
the possibility that expected merger-related charges are materially greater than forecasted or that final purchase price allocations based on fair value of the acquired assets and liabilities at the effective date of the merger and related adjustments to yield and/or amortization of the acquired assets and liabilities are materially different from those forecasted;

●	adverse changes in Pennsylvania Commerce’s or Republic First’s loan portfolios and the resulting credit risk-related losses and expenses;

●	interest rate fluctuations which could increase Pennsylvania Commerce’s or Republic First’s cost of funds or decrease our yield on earning assets and therefore reduce our net interest income;

●	continued levels of loan quality and origination volume;

●	the adequacy of loss reserves;

●	the loss of certain key officers, including the loss of officers of Republic First after the merger, which could adversely impact Pennsylvania Commerce’s business and the combined company;

●	continued relationships with major customers;

●
Pennsylvania Commerce’s ability to continue to grow its business, and the combined company’s business, internally and through acquisition and successful integration of bank entities while controlling costs;

●
general economic or business conditions, either nationally, regionally or in the communities in which either Pennsylvania Commerce or Republic First does business, may be less favorable than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit;

●	the effects of, and changes in, trade, monetary and fiscal policies, including interest rate policies of the Board of Governors of the Federal Reserve System;

●	compliance with laws and regulatory requirements of federal and state agencies;

●	the willingness of customers to substitute competitors’ products and services for Pennsylvania Commerce’s products and services and vice versa;

●	the ability to hedge certain risks economically;

●	the timely development of competitive new products and services by Pennsylvania Commerce and the acceptance of such products and services by customers;

●	changes in consumer confidence, spending, and savings habits relative to the financial services we provide; and

●	Pennsylvania Commerce’s success in managing the risks involved in the foregoing.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document or, in the case of documents incorporated by reference, the dates of those documents.

All subsequent written and oral forward-looking statements attributable to Pennsylvania Commerce or Republic First or any person acting on their behalf in connection with the solicitation of proxies or otherwise in connection with the proposed merger are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Neither Pennsylvania Commerce nor Republic First undertakes any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, except as may be required by applicable law or regulation. We urge readers to carefully review and consider the various disclosures in Pennsylvania Commerce’s and Republic First’s SEC filings, including, but not limited to, Annual Reports on Form 10-K for the year ended December 31, 2007.

THE SPECIAL SHAREHOLDERS’ MEETINGS

Republic First and Pennsylvania Commerce will each hold a special meeting of its shareholders. We are providing you with this joint proxy statement/prospectus because the boards of directors of Republic First and Pennsylvania Commerce will be soliciting the proxies of the shareholders of their respective companies for use at their shareholders’ meeting. We mailed this document and accompanying form of proxy to you on or about February 13, 2009.

Times, Dates and Places

Republic First. Republic First will hold its special meeting of shareholders at 4:00 p.m., local time, on March 18, 2009, at the Union League of Philadelphia, in the Grant Room, 140 S. Broad Street, Philadelphia, Pennsylvania. Republic First may adjourn or postpone the special meeting to another date and/or place for proper purposes.

Pennsylvania Commerce. Pennsylvania Commerce will hold its special meeting of shareholders at 11:00 a.m., local time, on March 19, 2009 at the Sheraton Harrisburg-Hershey, 4650 Lindle Road , Harrisburg, Pennsylvania.  Pennsylvania Commerce may adjourn or postpone the special meeting to another date and/or place for proper purposes.

Record Date; Voting

Republic First:

Record Date. Republic First’s board of directors has fixed the close of business on January 29, 2009, as the record date for the determination of the Republic First shareholders entitled to receive notice of and to vote at the special meeting.

Voting. Only holders of record of shares of Republic First common stock on the Republic First record date are entitled to notice of and to vote at the Republic First special meeting. Each holder of record of Republic First common stock as of the Republic First record date is entitled to cast one vote for each share of Republic First common stock held on the record date with regard to the approval and adoption of the merger agreement and each other matter that may properly come before the Republic First special meeting.

Pennsylvania Commerce:

Record Date. Pennsylvania Commerce’s board of directors has fixed the close of business on January 29, 2009 as the record date for the determination of the Pennsylvania Commerce shareholders entitled to notice of and to vote at the special meeting.

Voting. Only holders of record of shares of Pennsylvania Commerce common stock on the Pennsylvania Commerce record date are entitled to notice of and to vote at the Pennsylvania Commerce special meeting. Each holder of record of Pennsylvania Commerce common stock as of the Pennsylvania Commerce record date is entitled to cast one vote for each share of Pennsylvania Commerce common stock held on the Pennsylvania Commerce record date with regard to the approval and adoption of the merger agreement, increasing the number of authorized shares of Pennsylvania Commerce common stock to 25,000,000 and each other matter that may properly come before the Pennsylvania Commerce special meeting.

Voting Agreements

As a condition to the willingness of each of Pennsylvania Commerce and Republic First to enter into the merger agreement, each director of Pennsylvania Commerce entered into a voting agreement with Republic First, and each director of Republic First entered into a voting agreement with Pennsylvania Commerce, in each case dated November 7, 2008, the date of the merger agreement.  Each director agreed in his respective voting agreement to not transfer and to vote all shares of the capital stock of Pennsylvania Commerce or Republic First, as applicable, which he owns in favor of the approval of the merger agreement and the transactions contemplated thereby, upon the terms and subject to the conditions set forth in such voting agreement.  Pennsylvania Commerce or Republic First may waive the obligations of any of the other party’s directors.  As of the record date, January 29, 2009, the directors of Pennsylvania Commerce had sole or shared voting power over 1,079,232 shares, or approximately 16.7%, of the outstanding shares of Pennsylvania Commerce common stock and the directors of Republic First had sole or shared voting power over 2,051,687 shares, or approximately 19.3%, of the outstanding shares of Republic First common stock.

No separate consideration was paid to any of the directors for entering into these voting agreements.  However, the directors may be deemed to have interests in the merger as directors that are different from or in addition to those of other shareholders.  See “The Merger - Interests of Certain Persons in the Merger” beginning on page 59.   We have attached a form of the voting agreement for the directors of Pennsylvania Commerce and Republic First, respectively, as Annex B-1 and Annex B-2 to this document.

Shares Beneficially Owned by Directors and Executive Officers

Republic First. As of the record date, directors and executive officers of Republic First beneficially owned 2,592,458 shares of Republic First common stock, or approximately 23.2% of the 10,631,348 shares of Republic First common stock outstanding as of such date, and 540,771 shares issuable upon exercise or conversion of options and other securities held by the directors and officers and exercisable or convertible within 60 days of such date.

Pennsylvania Commerce. As of the record date, directors and executive officers of Pennsylvania Commerce beneficially owned 1,683,637 shares of Pennsylvania Commerce common stock, or approximately 24% of the 6,897,845 aggregate number of shares of Pennsylvania Commerce common stock outstanding as of such date and stock options exercisable within 60 days of such date.

Proxies and Vote Required

Republic First:

Completed Proxies. All shares of Republic First common stock represented by properly executed proxies received before or at the special meeting of Republic First shareholders and not revoked will be voted in accordance with the instructions indicated in those proxies.

Proxies with No Instructions. If no instructions are indicated on a properly executed and returned proxy, Republic First will vote such proxy “FOR” the approval and adoption of the merger agreement.

Abstentions. Abstentions may be specified for the proposal to approve the merger agreement. A properly executed proxy marked “ABSTAIN” will be counted as present for purposes of determining if there is a quorum and for purposes of determining the aggregate voting power and number of shares represented and entitled to vote at the meeting. Abstentions do not constitute votes cast.  Because Republic First’s by-laws require the affirmative vote of a majority of the shares represented in person or by proxy at the special meeting, abstentions will have the effect of a vote “AGAINST” the approval and adoption of the merger agreement.

Broker Voting. Brokers who hold shares in “street name” for customers may not exercise their voting discretion with respect to proposals for non-routine matters such as the merger proposal. If beneficial owners of Republic First shares do not give brokers specific instructions as to how to vote their shares, brokers cannot vote such shares with respect to the approval and adoption of the merger agreement. This is referred to as a “broker non-vote.” Shares represented by broker non-votes will be counted as present for purposes of determining if there is a quorum and for purposes of determining the aggregate voting power and number of shares represented and entitled to vote at the meeting. Broker non-votes do not constitute votes cast. Because Republic First’s by-laws require the affirmative vote of a majority of the shares represented in person or by proxy at the special meeting, broker non-votes will have the effect of a vote “AGAINST” the approval and adoption of the merger agreement.

Pennsylvania Commerce:

Completed Proxies. All shares of Pennsylvania Commerce common stock represented by properly executed proxies received before or at the special meeting of Pennsylvania Commerce shareholders and not revoked, will be voted in accordance with the instructions indicated in those proxies.

Proxies with No Instructions. If no instructions are indicated on a properly executed and returned proxy, Pennsylvania Commerce will vote such proxy “FOR” the approval and adoption of the merger agreement and “FOR” the amendment to the articles of incorporation to increase the number of authorized shares of common stock to 25,000,000.

Abstentions. Abstentions may be specified for the proposal to approve the merger agreement and/or the proposal to amend the articles of incorporation to increase the number of authorized shares of common stock to 25,000,000.  A properly executed proxy marked “ABSTAIN” will be counted as present for purposes of determining if there is a quorum and for purposes of determining the aggregate voting power and number of shares represented and entitled to vote at the meeting. Because the affirmative vote of at least 66 ⅔% of the votes which all Pennsylvania Commerce shareholders are entitled to cast is required to approve both the merger proposal and the proposal to increase the number of authorized shares of common stock to 25,000,000, abstentions will have the effect of a vote “AGAINST” these proposals.

Broker Voting. Brokers who hold shares in “street name” for customers may not exercise their voting discretion with respect to proposals for non-routine matters such as the merger proposal and the proposal to amend the articles of incorporation to increase the number of authorized shares of common stock to 25,000,000.  If beneficial owners of Pennsylvania Commerce shares do not give brokers specific instructions as to how to vote their shares, brokers cannot vote such shares with respect to the approval of the merger proposal and amendment of the articles of incorporation to increase the number of authorized common shares. This is referred to as a “broker non-vote.” Shares represented by broker non-votes will be counted as present for purposes of determining if there is a quorum and for purposes of determining the aggregate voting power and number of shares represented and entitled to vote at the meeting. Broker non-votes constitute votes entitled to be cast with respect to the proposals.  Because the affirmative vote of at least 66 ⅔% of the votes which all Pennsylvania Commerce shareholders are entitled to cast on the merger proposal and the proposal to amend the articles of incorporation is required to approve the proposals, such broker non-votes will have the effect of a vote “AGAINST”  the proposals.

Revocation of Proxies

You may revoke your proxy at any time before its use by:

●	sending a written notice to the Secretary of Republic First or Pennsylvania Commerce, as the case may be, stating that you would like to revoke your proxy;

●
delivering to the Secretary of Republic First or the Secretary of Pennsylvania Commerce, as the case may be, a signed notice of revocation or a later-dated, signed proxy (including an Internet or telephone vote); or

●	attending the meeting of Republic First or Pennsylvania Commerce, as the case may be, and voting in person.

Merely attending your meeting does not mean that you have revoked your proxy.  You must attend the meeting and vote in person in order for your proxy to be revoked.

Solicitation of Proxies

The boards of directors of each of Republic First and Pennsylvania Commerce are soliciting the proxies of Republic First shareholders and Pennsylvania Commerce shareholders, respectively. In addition to solicitation by mail, we will make arrangements with brokerage houses and other custodians, nominees and fiduciaries to send the proxy materials to beneficial owners. We will, upon request, reimburse such brokerage houses and custodians for their reasonable expenses in assisting with the solicitation of proxies. We may request the return of proxy cards by personal interview, mail, telephone, facsimile or other means of electronic transmission. The extent to which this will be necessary depends entirely upon how quickly proxy cards are returned. Please cast your vote by proxy immediately by mail, over the telephone or the Internet.

Republic First shareholders should not send in any stock certificates with their proxy cards. Stock certificates should be mailed in accordance with the instructions printed on the letter of transmittal that will be sent to each Republic First shareholder at a later date.

As of the date of this joint proxy statement/prospectus, the Republic First board of directors and the Pennsylvania Commerce board of directors do not know of any business to be presented at the special meetings other than the proposals described above. If any other matters should properly come before either meeting, it is intended that the shares represented by proxies will be voted with respect to such matters in accordance with the judgment of the persons voting such proxies. Republic First or Pennsylvania Commerce might also ask their respective shareholders to vote upon a proposal to adjourn or postpone the shareholders’ meeting for the purpose of, among others, allowing additional time for the solicitation of additional votes to approve the merger proposal. Proxies voted “AGAINST” the merger proposal will not be used to vote for any adjournment under this authority.

PROPOSALS TO BE CONSIDERED AT THE SPECIAL MEETINGS

Republic First Proposals

Proposal 1—Approval and Adoption of the Merger Agreement

At the Republic First special meeting of shareholders, Republic First shareholders will consider and vote on a proposal to approve and adopt the merger agreement. Details about the merger, including Republic First’s reasons for the merger, the effect of approval and adoption of the merger agreement and the timing of effectiveness of the merger, are discussed below in the section entitled “The Merger” beginning on page 34 of this document.

The presence, in person or by proxy, of the holders of a majority of the outstanding shares of Republic First common stock entitled to vote on the proposal will constitute a quorum at the Republic First special meeting. Approval of the merger proposal requires the presence of a quorum and the affirmative vote of a majority of the shares represented in person or by proxy at the special meeting and entitled to vote on the proposal.

Republic First’s board of directors recommends that Republic First shareholders vote “FOR” the approval and adoption of the merger agreement.

Other Proposals

Republic First might also ask its shareholders to vote upon a proposal to adjourn or postpone the special meeting for the purpose of, among others, allowing additional time for the solicitation of additional votes to approve the merger.

Pennsylvania Commerce Proposals

Proposal 1 – Approval and Adoption of the Merger Agreement

At the Pennsylvania Commerce special meeting of shareholders, Pennsylvania Commerce shareholders will consider and vote on a proposal to approve and adopt the merger agreement.  Details about the merger, including Pennsylvania Commerce’s reasons for the merger, the effect of approval and adoption of the merger agreement and the timing of effectiveness of the merger, are discussed below in the section entitled “The Merger” beginning on page 34 of this document.

The presence, in person or by proxy, of a majority of the outstanding shares of Pennsylvania Commerce common stock entitled to vote on the proposal will constitute a quorum at the Pennsylvania Commerce special meeting. Approval of the merger proposal requires the presence of a quorum and the affirmative vote of at least 66 ⅔% of the votes which all Pennsylvania Commerce shareholders are entitled to cast on the proposal.

Pennsylvania Commerce’s board of directors recommends that Pennsylvania Commerce shareholders vote “FOR” the approval and adoption of the merger agreement.

Proposal 2 – Adoption of an Amendment to Pennsylvania Commerce’s Articles of Incorporation to Increase Its Number of Authorized Shares of Common Stock to 25,000,000 Shares

Pennsylvania Commerce’s board of directors has unanimously approved an amendment to Pennsylvania Commerce’s articles of incorporation which would increase the authorized number of shares of common stock, par value $1.00 per share, from 10,000,000 shares to 25,000,000 shares, subject to shareholder approval. The authorized number of shares of Pennsylvania Commerce’s preferred stock would remain 1,000,000 shares. Accordingly, the aggregate number of shares of capital stock, including both common stock and preferred stock, that would be authorized for issuance after giving effect to the proposed amendment would increase from 11,000,000 shares to 26,000,000 shares. In order to effect the merger of Pennsylvania Commerce and Republic First pursuant to the merger agreement, Pennsylvania Commerce must increase its number of authorized shares of common stock.

As of January 29, 2009, there were 6,446,640 shares of Pennsylvania Commerce’s common stock outstanding. In addition, as of that date, approximately 1,074,867 shares of common stock were reserved for issuance (i) upon the exercise of stock options under Pennsylvania Commerce’s stock option plans; and (ii) pursuant to Pennsylvania Commerce’s dividend reinvestment and stock purchase plan and the SmartBuy stock purchase plan.  Pennsylvania Commerce must issue up to 4,861,672 shares of Pennsylvania Commerce common stock to Republic First shareholders in connection with the merger.  No change to Pennsylvania Commerce’s preferred stock authorization will be made.

The additional common stock to be authorized by adoption of the proposed amendment to Pennsylvania Commerce’s articles of incorporation would have rights identical to Pennsylvania Commerce’s currently outstanding common stock. The proposed increase in the number of shares of common stock will not immediately  change the number of shares of stock outstanding; nor will it change the rights of current holders of Pennsylvania Commerce’s common stock. However, to the extent that the additional authorized shares are issued, they may decrease the percentage equity ownership of existing shareholders and, depending on the price at which they are issued, may dilute earnings and book value on a per share basis. Pennsylvania Commerce’s shareholders have no preemptive rights to subscribe for additional shares of common stock when issued, which means that current shareholders do not have a prior right to purchase any newly-issued shares in order to maintain their proportionate ownership of Pennsylvania Commerce’s common stock.

The proposed increase in the number of shares of common stock is not intended to inhibit a change in control. The board of directors is aware, however, that under certain circumstances the issuance of common stock could discourage, or make more difficult, efforts to obtain control of Pennsylvania Commerce. The board of directors is not aware of any pending or threatened efforts to acquire control of the company and is not recommending this proposal as part of an anti-takeover strategy.

In addition to needing to increase the number of shares of Pennsylvania Commerce’s authorized common stock in order to effect the merger, the increased authorized shares will provide Pennsylvania Commerce with the ability to issue common stock for a variety of corporate purposes and will ensure that shares will be available, if needed, for issuance in connection with stock splits or other recapitalizations, acquisitions or other business development efforts, equity financings and grants of stock options, and with respect to the establishment of reserves for other corporate purposes. Pennsylvania Commerce’s board of directors reviews and evaluates potential capital raising activities, transactions and other corporate actions on an ongoing basis to determine if such actions would be in the best interests of Pennsylvania Commerce and its shareholders. Pennsylvania Commerce’s board of directors believes that the availability of the additional shares for such purposes would be beneficial.

Except for shares issuable upon the merger, exercise of stock options, and pursuant to the dividend reinvestment and stock purchase plan and the SmartBuy plan, Pennsylvania Commerce does not have any present plan, understanding, arrangement, commitment or agreement regarding the issuance of Pennsylvania Commerce’s common stock. No further action or authorization by Pennsylvania Commerce’s shareholders would be necessary prior to the issuance of the additional shares of common stock unless required by applicable law or regulatory agencies or by the rules of any stock exchange on which Pennsylvania Commerce’s securities may then be listed. If the proposal is approved, it will become effective upon filing of articles of amendment to Pennsylvania Commerce’s articles of incorporation with the Secretary of State of the Commonwealth of Pennsylvania.

If this proposal is approved, articles of amendment will be filed with the Department of State of the Commonwealth of Pennsylvania amending Pennsylvania Commerce’s articles of incorporation by amending and restating the first paragraph of Article 5 to state as follows:
5.             The aggregate number of shares which the Corporation shall have authority to issue is 26,000,000 shares, which may be represented by certificates or may be uncertificated and shall be divided into two classes consisting of (a) 25,000,000 shares of Common Stock with a par value of $1.00 per share and (b) 1,000,000 shares of Preferred Stock with a par value of $10.00 per share, of which 40,000 shares shall be designated as Series A Non-cumulative Preferred Stock.  The Series A Preferred Stock shall have the designations, preferences, privileges, limitations, restrictions and other rights and qualifications hereinafter described.

Approval of the proposal to amend Pennsylvania Commerce’s articles of incorporation to increase the number of authorized shares of Pennsylvania Commerce common stock requires the presence of a quorum and the affirmative vote of at least 66 ⅔% of the votes which all Pennsylvania Commerce shareholders are entitled to cast on the proposal.

Pennsylvania Commerce’s board of directors recommends that Pennsylvania Commerce shareholders vote “FOR” the proposal to amend Pennsylvania Commerce’s articles of incorporation to increase the number of authorized shares of common stock to 25,000,000.

Other Proposals

Pennsylvania Commerce might also ask the Pennsylvania Commerce shareholders to vote upon a proposal to adjourn or postpone the special meeting for the purpose of, among others, allowing additional time for the solicitation of additional votes to approve the merger.

THE MERGER

Background and Negotiation of the Merger

Based on discussions between Sandler O’Neill and Pennsylvania Commerce in 2007, Sandler O’Neill understood that Pennsylvania Commerce had a long-term interest in eventually branching into the Metro-Philadelphia market. Consequently, in mid-June 2008, representatives from Sandler O’Neill contacted Gary L. Nalbandian, Pennsylvania Commerce’s chairman, president and CEO, to discuss Republic First’s announcement of its issuance to a group of investors led by Vernon W. Hill, II of $10.8 million of convertible trust preferred securities in a private placement transaction and to discuss Republic First’s strategy and prospects for using the new capital.  Mr. Hill, at the time of the trust preferred investment, entered into a consulting agreement with Republic First, pursuant to which he provides advisory and consulting services to Republic First with respect to strategic matters and opportunities, such as the merger, as well as Republic First’s business and operations.  Mr. Hill was the founder and chairman (retired) of Commerce Bancorp, as well as a director of Pennsylvania Commerce from 1985 to 2002, and continues to be a shareholder of Pennsylvania Commerce.  At January 29, 2009, Mr. Hill beneficially owned approximately 3.8% of the issued and outstanding shares of Pennsylvania Commerce common stock. Sandler O’Neill agreed to provide Pennsylvania Commerce with additional information concerning Republic First and to arrange an introduction.

On June 23, 2008, Sandler O’Neill reported its conversation with Pennsylvania Commerce to Republic First’s chairman, president and CEO, Harry D. Madonna, and delivered descriptive materials of Pennsylvania Commerce to Mr. Madonna through e-mail.  Mr. Madonna authorized Sandler O’Neill to further investigate through Pennsylvania Commerce’s management the prospect of a merger of the two companies.

On July 8, 2008, Harry D. Madonna met with Gary L. Nalbandian at Pennsylvania Commerce’s headquarters to tour the facility and to further discuss the possibility of a merger.  Also, on July 8, 2008, Sandler O’Neill visited Pennsylvania Commerce’s headquarters and discussed with Mr. Nalbandian broad and general terms of a possible merger with Republic First.

On July 15, 2008, Gary L. Nalbandian met with a representative of Keefe, Bruyette & Woods to discuss the possibility of a merger with Republic First and to discuss the possibility of Keefe Bruyette & Woods serving as financial advisor to Pennsylvania Commerce.  This meeting led to a series of telephonic discussions between Sandler O’Neill and Keefe, Bruyette & Woods.

On July 16, 2008, Sandler O’Neill returned to Harrisburg with a detailed study of Republic First’s banking franchise and suggested general terms and conditions that would be necessary for Republic First to engage in more formal discussions.

On August 7, 2008, members of executive management of Pennsylvania Commerce and Mette, Evans & Woodside, Pennsylvania Commerce’s outside counsel for this transaction, met with representatives of Keefe, Bruyette & Woods to discuss the details of a possible merger with Republic First.

Keefe, Bruyette & Woods made a presentation regarding a possible merger with Republic First to Pennsylvania Commerce’s board of directors on August 11, 2008 and following the board meeting, Pennsylvania Commerce submitted a non-binding letter of intent to Republic First, outlining general terms of a transaction and the due diligence requirements necessary to reach an agreement.

At its August 12, 2008 meeting, the Republic First board of directors reviewed the letter of intent received from Pennsylvania Commerce, and discussed the letter, as well as various considerations relating to the proposed transaction, with input from senior management and its financial, legal and other advisors.  Representatives from Pepper Hamilton LLP, as counsel to Republic First, reviewed with the board its fiduciary duties in evaluating strategic alternatives available to Republic First.  The board considered the anticipated strategic and financial benefits of the proposed transaction, as well as strategic alternatives.  After discussion, the board appointed a special committee, comprised of directors Harry D. Madonna, Neal I. Rodin and Lyle W. Hall, Jr., to further evaluate the merits of the proposed transaction with Pennsylvania Commerce, to negotiate the terms of the proposed transaction, and to make a recommendation to the board with respect to the proposed transaction, with assistance of legal, financial and other advisors, as well as management of Republic First.  The board also authorized and approved confidentiality agreements with Pennsylvania Commerce and directed the special committee to finalize and approve the Pennsylvania Commerce letter of intent.  The confidentiality agreements and letter of intent were finalized and delivered as of August 13, 2008. By letter dated August 21, 2008, Republic First engaged Sandler O’Neill to act as its financial advisor in connection with the possible business combination with Pennsylvania Commerce.

Due diligence by Pennsylvania Commerce and Keefe, Bruyette & Woods began August 19, 2008 and on August 27, 2008, Pennsylvania Commerce executed an engagement letter with Keefe, Bruyette & Woods.

During the week of September 1, 2008, Pennsylvania Commerce and Republic First exchanged information as part of their respective due diligence investigations.  Over the course of the following weeks, the two companies, together with their respective financial, legal and other advisors, conducted diligence investigations.  Also during this period, counsel to Pennsylvania Commerce and Republic First, working with the companies, began to draft and negotiate definitive transaction documentation.

The Republic First special committee met on September 9, 2008, to discuss the terms and conditions of the draft merger agreement, comments from Republic First’s senior management and legal and financial advisors, and open points of negotiation.  The committee also reviewed the results of the parties’ due diligence investigations to the date of the meeting, and formally ratified the letter of intent with Pennsylvania Commerce and the Sandler O'Neill engagement letter.

On September 18, 2008, the Pennsylvania Commerce board of directors held a meeting to consider the proposed transaction with Republic First.  Also attending the meeting were members of Pennsylvania Commerce’s senior management team as well as representatives of Keefe, Bruyette & Woods and Mette, Evans & Woodside.  At the meeting, Gary L. Nalbandian, chairman, president and CEO of Pennsylvania Commerce and Mark A. Zody, executive vice president and chief financial officer of Pennsylvania Commerce, together with representatives of Keefe, Bruyette & Woods, reviewed with the board the due diligence investigation and a financial analysis of a proposed transaction with Republic First.  Mette, Evans & Woodside also reviewed with the board of directors the terms of the proposed merger agreement and related documents, as well as fiduciary duties of the directors in connection with the transaction.

During October 2008, the parties continued to negotiate the final terms of the transaction and prepare the definitive documentation and substantially completed their due diligence investigations.  The parties did not finalize certain terms of the transaction, namely the maximum and minimum exchange ratio, until November 6, 2008.  See “The Merger – Merger Consideration – Exchange Ratio” on page 55.

On November 6, 2008, the special committee of Republic First’s board of directors met to discuss the proposed merger of Republic First and Pennsylvania Commerce, including the final exchange ratio and collar.  After discussion with the financial advisors and legal counsel, the special committee resolved to recommend the merger to Republic First’s board of directors.  On November 7, 2008, Republic First’s board of directors met to discuss the proposed merger of Republic First and Pennsylvania Commerce.  Representatives from Pepper Hamilton LLP, as counsel to Republic First, led a discussion of the directors’ fiduciary duties in evaluating and approving the merger.  Mr. Madonna then presented the report of the special committee, including a review of Republic First’s diligence investigations and negotiations with Pennsylvania Commerce, the special committee’s determination that the proposed merger was in the best interests of Republic First and its shareholders, and the special committee’s recommendation that the board approve the merger agreement and the merger.  Representatives of Sandler O’Neill presented a summary of Sandler O’Neill’s financial analysis of the proposed transaction, and delivered Sandler O’Neill’s opinion that, as of that date, the merger consideration to be received by Republic First’s shareholders in the merger was fair from a financial point of view to the shareholders.  Representatives from Pepper Hamilton LLP as counsel to Republic First made a detailed presentation describing the key terms of the merger and the merger agreement, as well as the voting agreements which each of the directors of Pennsylvania Commerce and Republic First would be asked to sign, and the proposed employment agreement between Pennsylvania Commerce and Mr. Madonna.

Following the discussions mentioned in the preceding paragraph, a series of questions that were asked of and answered by Republic First’s professional advisors, and further review and discussion among the members of the Republic First board, the Republic First board of directors determined that the merger agreement and merger were fair to, and in the best interests of, Republic First, and that the consideration to be paid in the merger was fair to, and in the best interests of, the Republic First shareholders.  The directors present at the meeting voted unanimously to approve the merger with Pennsylvania Commerce, with the one absent director having communicated his approval of the merger to the chairman prior to the meeting.  The board further resolved to submit the proposed merger agreement and the merger to Republic First shareholders for their consideration and approval.

Also on November 7, 2008, the Pennsylvania Commerce board of directors held a final meeting to consider the proposed transaction with Republic First.  Attending the meeting, in addition to members of the board, were representatives of Keefe, Bruyette & Woods, Pennsylvania Commerce’s financial advisor, and Mette, Evans & Woodside, Pennsylvania Commerce’s legal counsel.  Keefe, Bruyette & Woods reviewed with the board a financial analysis of the merger and rendered an opinion as to the fairness to Pennsylvania Commerce, from a financial point of view, of the consideration to be paid in the merger.  Mette, Evans & Woodside reviewed with the board the terms of the proposed merger agreement with Republic First.  After lengthy discussion, Pennsylvania Commerce’s board of directors unanimously voted to approve the merger agreement and to recommend that the Pennsylvania Commerce shareholders approve the merger agreement.  The board executed the merger agreement and related documents on November 7, 2008, following its meeting, and publicly announced the merger on the morning of Monday, November 10, 2008.

Republic First’s Reasons for the Merger

At its November 7, 2008 meeting, the Republic First board of directors determined that the terms of the merger agreement and the merger with Pennsylvania Commerce are fair to, and in the best interests of, Republic First and that the merger consideration is fair to, and in the best interests, of, the Republic First shareholders.  In making this determination, the board consulted with management and its legal and financial advisors, considered the merger consideration, and noted Republic First’s short-term and long-term interest and prospects, and those of other constituencies relevant under Pennsylvania law.  In reaching its determination, the Republic First board considered the following material factors:

●
The current environment in the banking and financial services industry, including national and regional economic conditions, continued consolidation, evolving trends and competition, and the likely effect of these factors on Republic First in light of, and in the absence of, the merger;

●
Republic First’s business, operations, financial condition, earnings and prospects and Pennsylvania Commerce’s business, operations, financial condition, earnings and prospects, taking into account the results of the due diligence review of Pennsylvania Commerce by Republic First and its financial and legal advisors;

●
The potential alternatives available to Republic First, including other potential extraordinary transactions and the alternative of remaining independent, and the risks and challenges inherent in successfully implementing Republic First’s business plans, the value to the shareholders of these alternatives, and the timing and likelihood of achieving value from these alternatives;

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The ability to accelerate the achievement of certain of Republic First’s strategic goals, including expanding geographically, obtaining necessary infrastructure, and gaining access to personnel, expertise and other resources;

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The ability to complete the merger, including, in particular, the likelihood of obtaining regulatory approval and the provisions of the merger agreement regarding Republic First’s and Pennsylvania Commerce’s obligations to pursue the regulatory approvals;

●	The ability of Republic First, Pennsylvania Commerce or the combined company to participate in the U.S. Department of Treasury’s Capital Purchase Program;

●	The enhanced revenue diversification attained by a merger with Pennsylvania Commerce;

●	The plan to operate two separate subsidiary banks;

●	The greater liquidity of the combined company’s common stock relative to Republic First’s common stock;

●	The increased market capitalization of the combined company relative to Republic First;

●	The fact that neither Republic First nor Pennsylvania Commerce has any history of payment of cash dividends or plans to pay cash dividends on its class of common stock;

●	The fraction of a share of Pennsylvania Commerce’s class of common stock based on a floating exchange ratio, subject to a collar, for each share of Republic First’s class of common stock;

●	The expectation that the receipt of Pennsylvania Commerce common stock by Republic First shareholders would generally be tax-free for U.S. federal income tax purposes;

●	Republic First shareholders and option holders would have the ability to continue to participate in the growth of the combined company;

●	The premium to the market value of Republic First’s common stock represented by the value of the merger consideration;

●	The historical and current market prices of Republic First common stock and Pennsylvania Commerce common stock;

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The prices, multiples of earnings per share and premiums on core deposits in other recent acquisitions of financial institutions, as compared to the price, multiples and premiums in the proposed merger;

●
The pro forma financial effects of the merger, including the potential cost savings (resulting from back office efficiencies, consolidations and other cost savings) and enhanced revenue anticipated from the merger and the effects of the merger on the risk-based and leverage capital ratios of the combined company, and the prospects of enhanced earnings per share growth attained by a merger with Pennsylvania Commerce;

●
The financial analysis conducted by Sandler O’Neill and its opinion to the board of directors that, as of the date of the merger agreement, the consideration to be received by Republic First shareholders was fair from a financial point of view to Republic First shareholders;

●	The restrictions imposed on Republic First from soliciting alternative transactions;

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The fact that Republic First’s board of directors may withdraw or modify its recommendation that Republic First’s shareholders approve the merger only if the board concludes in good faith, after consultation with outside counsel, that failure to do so would be inconsistent with its fiduciary duties to Republic First’s shareholders under applicable law;

●
The provisions permitting the Republic First board of directors to terminate the merger agreement if the value of Pennsylvania Commerce common stock were to decline by more than 20% from its price after the announcement of the merger agreement and underperform by 20% or more as compared to an index of bank stocks during the same time period;

●
The break-up fee of $5 million that Republic First would be required to pay if the merger agreement is terminated under certain circumstances and Republic First subsequently merges, is acquired or liquidates;

●	The fact that the break-up fee provision of the merger agreement could have the effect of discouraging superior proposals for a business combination between Republic First and a third party;

●	The other terms and conditions of the merger agreement;

●	The existence and nature of the voting agreements obtained from the directors of Republic First and Pennsylvania Commerce in support of the merger;

●
Pennsylvania Commerce’s agreement that Harry D. Madonna would be appointed to the combined company’s board of directors as vice chairman and that three other members of Republic First’s board of directors would become members of the combined company’s board of directors;

●	The existence and terms of the proposed employment agreement between Harry D. Madonna and Pennsylvania Commerce;

●	The fact that the interests of certain of Republic First’s officers and directors may be said to be different from, or in addition to, the interests of shareholders generally;

●	The possible effects of the merger on Republic First’s employees, customers, suppliers and creditors and on the communities in which Republic First’s facilities are located;

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The fact that Republic First employees who do not continue as employees of the combined company would be entitled to receive severance pay and that Republic First would be permitted to pay certain retention bonuses in connection with the merger;

●
Management’s belief that Republic First’s customers would benefit from a combination with Pennsylvania Commerce due to the combined company’s enhanced ability to serve its customers more broadly and effectively because of the combined company’s greater scale, lending capabilities and range of financial products and services; and

●	The complexity and risks involved in successfully integrating Republic First and Pennsylvania Commerce in a timely manner, and the potential impact of integration on various constituencies.

The foregoing discussion of the information and factors considered by the Republic First board of directors is not intended to be exhaustive but is believed to include all material factors considered by the Republic First board of directors.  In reaching its determination to approve and adopt the merger agreement and to recommend the merger, the Republic First board of directors did not assign any relative or specific weights to the foregoing factors, and individual directors may have given differing weights to different factors.

After deliberating with respect to the merger with Pennsylvania Commerce, considering, among other things, the matters discussed above and the opinion of Sandler O’Neill referred to above, all of the directors of Republic First in attendance at the meeting approved and adopted the merger agreement and the merger with Pennsylvania Commerce, with the one absent director having previously communicated his approval of the merger agreement to the chairman of the board.

Pennsylvania Commerce’s Reasons for the Merger

At its meeting on November 7, 2008, Pennsylvania Commerce’s board of directors determined that the terms of the merger agreement and the merger are in the best interests of Pennsylvania Commerce.  In making this determination, Pennsylvania Commerce’s board of directors concluded, among other things, that the transaction with Republic First provides a unique strategic fit that will promote Pennsylvania Commerce’s expansion into the Metro-Philadelphia, Pennsylvania and south-central New Jersey areas, a neighboring extension of its existing Reading and Lancaster, Pennsylvania markets and a targeted growth corridor under its strategic plan.

In the course of reaching its decision to approve the agreement, Pennsylvania Commerce’s board of directors consulted with its financial advisor, Keefe, Bruyette & Woods and its outside counsel, Mette, Evans &Woodside.  The board considered, among other things, the factors described in the above paragraph and the following:

●	The fact that the transaction will extend Pennsylvania Commerce’s presence into the high growth, affluent markets of Metro-Philadelphia, Pennsylvania and south-central New Jersey;

●
The current and prospective competitive environment in the financial services industry in the Metro-Philadelphia, Pennsylvania and southern New Jersey area should create opportunity for tremendous growth for a deposit-oriented financial institution with a strong retail model;

●	The board’s review of Republic’s business, operations, financial condition and earnings on a historical and a prospective basis, including, without limitation, its potential growth and profitability;

●	The opinion of its financial advisor, Keefe, Bruyette & Woods, that the financial consideration to be paid in the merger is fair to Pennsylvania Commerce from a financial point of view; and

●	The belief that the transaction should be accretive to earnings per share in the second year after completion of the merger.

This discussion of the information and factors considered by Pennsylvania Commerce’s board of directors is not intended to be exhaustive, but is believed to include the material facts considered by the Pennsylvania Commerce board of directors.  In reaching its determination to approve and recommend the merger agreement, Pennsylvania Commerce’s board of directors did not assign any relative or specific weights to the foregoing factors and individual directors may have given different weights to different factors.

After deliberating with respect to the merger with Republic First, considering, among other things, the matters discussed above and the opinion of Keefe, Bruyette & Woods, the Pennsylvania Commerce board of directors approved and adopted the merger agreement and the merger with Republic First.  The Pennsylvania Commerce board of directors voted unanimously to approve and adopt the merger agreement and the merger.

Recommendation of Republic First’s Board of Directors

Republic First’s board of directors believes that the terms of the transaction are in the best interests of Republic First and has approved the merger agreement. Accordingly, Republic First’s board of directors recommends that you vote “FOR” approval and adoption of the merger agreement.

Recommendation of Pennsylvania Commerce’s Board of Directors

Pennsylvania Commerce’s board of directors believes that the terms of the transaction are in the best interests of Pennsylvania Commerce and has approved the merger agreement. Accordingly, Pennsylvania Commerce’s board of directors recommends that Pennsylvania Commerce shareholders vote “FOR” approval and adoption of the merger agreement.

Opinion of Republic First’s Financial Advisor

By letter dated August 21, 2008, Republic First retained Sandler O’Neill to act as its financial advisor in connection with a possible business combination.  Sandler O'Neill is a nationally recognized investment banking firm whose principal business specialty is financial institutions.  In the ordinary course of its investment banking business, Sandler O’Neill is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

Sandler O'Neill acted as financial advisor to Republic First in connection with the proposed transaction and participated in certain of the negotiations leading to the execution of a definitive merger agreement with Pennsylvania Commerce on November 7, 2008.  At the November 7, 2008 meeting at which Republic First’s board considered and approved the merger agreement Sandler O’Neill delivered to the board its oral opinion, subsequently approved in writing, that, as of such date, the merger consideration was fair to the holders of Republic First common stock from a financial point of view.  The full text of Sandler O’Neill’s opinion is attached as Annex C to this proxy statement/prospectus.  The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Sandler O’Neill in rendering its opinion.  The description of the opinion set forth below is qualified in its entirety by reference to the full text of the opinion.  Republic First’s shareholders are urged to read the entire opinion carefully in connection with their consideration of the proposed merger.

Sandler O’Neill’s opinion speaks only as of the date of the opinion.  The opinion was directed to the Republic First board and is directed only to the fairness of the merger consideration to Republic First from a financial point of view.  It does not address the underlying business decision of Republic First to engage in the merger or any other aspect of the merger and is not a recommendation to any Republic First shareholder as to how such shareholder should vote at the special meeting with respect to the merger or any other matter.

In connection with rendering its November 7, 2008 opinion, Sandler O’Neill reviewed and considered, among other things:

(1)	the merger agreement;

(2)	certain publicly available financial statements and other historical financial information of Republic First that Sandler O’Neill deemed relevant;

(3)	certain publicly available financial statements and other historical financial information of Pennsylvania Commerce that Sandler O’Neill deemed relevant;

(4)	internal financial projections for Republic First for the year ending December 31, 2008 and 2009 as reviewed with management of Republic First;

(5)	internal earnings estimates for Pennsylvania Commerce for the year ending December 31, 2008 and 2009 as discussed with senior management of Pennsylvania Commerce;

(6)
the pro forma financial impact of the merger on Pennsylvania Commerce based on assumptions relating to transaction expenses, purchase accounting adjustments and cost  savings as determined by the senior managements of Republic First and Pennsylvania Commerce;

(7)
the publicly reported historical price and trading activity for Republic First’s and Pennsylvania Commerce’s common stock, including a comparison of certain financial and stock market information for Republic First and Pennsylvania Commerce with similar publicly available information for certain other companies the securities of which are publicly traded;

(8)	the financial terms of certain recent business combinations in the commercial banking industry, to the extent publicly available;

(9)	the current market environment generally and the banking environment in particular; and

(10)	such other information, financial studies, analyses and investigations and financial, economic and market criteria as Sandler O’Neill considered relevant.

Sandler O’Neill also discussed with certain members of senior management of Republic First the business, financial condition, results of operations and prospects of Republic First and held similar discussions with certain members of senior management of Pennsylvania Commerce regarding the business, financial condition, results of operations and prospects of Pennsylvania Commerce.

In performing its reviews and analyses and in rendering its opinion, Sandler O’Neill relied upon the accuracy and completeness of all the financial and other information that was available to it from public sources, that was provided to Sandler O’Neill by Republic First or Pennsylvania Commerce or their respective representatives or that was otherwise reviewed by Sandler O’Neill, and has assumed such accuracy and completeness for purposes of rendering its opinion.  Sandler O’Neill further relied on the assurances of the respective managements of each Republic First and Pennsylvania Commerce that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading.  Sandler O’Neill has not been asked to undertake, and has not undertaken, an independent verification of any of such information and Sandler O’Neill does not assume any responsibility or liability for the accuracy or completeness thereof.  Sandler O’Neill did not make an independent evaluation or appraisal of the specific assets, the collateral securing the assets or the liabilities (contingent or otherwise) of Republic First or Pennsylvania Commerce or any of their subsidiaries, or the collectibility of any such assets, nor has Sandler O’Neill been furnished with any such evaluations or appraisals.  Sandler O’Neill did not make an independent evaluation of the adequacy of the allowance for loan losses of Republic First or Pennsylvania Commerce nor has Sandler O’Neill reviewed any individual credit files relating to Republic First or Pennsylvania Commerce.  Sandler O’Neill assumed, with Republic First’s consent, that the respective allowances for loan losses for both Republic First and Pennsylvania Commerce were adequate to cover such losses and will be adequate on a pro forma basis for the combined entity.

The internal projections and estimates used and relied upon by Sandler O’Neill in its analyses of Republic First and Pennsylvania Commerce, respectively, were provided by and discussed with the senior management teams of Republic First and Pennsylvania Commerce, respectively who confirmed to Sandler O’Neill that those projections and estimates reflected the best currently available estimates and judgments of the future financial performance of Republic First and Pennsylvania Commerce, respectively.  The projections of transaction costs, purchase accounting adjustments and expected cost savings were provided by or reviewed with the senior management teams of Republic First and Pennsylvania Commerce and such senior management teams confirmed to Sandler O’Neill that those projections reflected the best currently available estimates and judgments of such senior management teams.  Sandler O’Neill assumed that the financial performances reflected in all projections, growth and performance guidance, estimates and projections used by it in its analyses would be achieved.  Sandler O'Neill expressed no opinion as to such budgets, estimates or projections or the assumptions on which they were based. Sandler O’Neill also assumed that there has been no material change in the assets, financial condition, results of operations, business or prospects of Republic First or Pennsylvania Commerce since the date of the last financial statements made available to them and that Republic First and Pennsylvania Commerce would remain as going concerns for all periods relevant to the analyses.

With respect to the merger agreement, Sandler O’Neill assumed that all of the representations and warranties contained in the merger agreement and all related agreements are true and correct, that each party to such agreements will perform all of the covenants required to be performed by such party under the agreements, that the conditions precedent in the merger agreement are not waived and that the merger will be a tax-free transaction for federal income tax purposes.

Sandler O’Neill’s opinion was approved by Sandler O’Neill’s fairness opinion committee. Sandler O’Neill did not express any opinion as to the fairness of the amount or nature of the compensation to be received in the merger by Republic First’s officers, directors, or employees, or class of such persons, relative to the compensation to be received in the merger by any other shareholders of Republic First.  Finally, with Republic First’s consent, Sandler O’Neill relied upon the advice received from Republic First’s legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the merger agreement and the other transactions contemplated by the agreement.

Sandler O’Neill’s opinion was based upon market, economic and other conditions as they existed on, and could be evaluated as of, the date of its opinion. Events occurring after the date of the opinion could materially affect the opinion.  Sandler O’Neill has not undertaken to update, revise, reaffirm or withdraw its opinion or otherwise comment upon events occurring after the date of its opinion.  Sandler O’Neill expressed no opinion as to what the value of Republic First’s and Pennsylvania Commerce’s common stock will be at the time of exchange or the prices at which the common stock of Republic First or Pennsylvania Commerce may trade at any time.

In rendering its November 7, 2008 opinion, Sandler O'Neill performed a variety of financial analyses.  The following is a summary of the material analyses performed by Sandler O'Neill, but is not a complete description of all the analyses underlying Sandler O'Neill's opinion.  The summary includes information presented in tabular format.  In order to fully understand the financial analyses, these tables must be read together with the accompanying text.  The tables alone do not constitute a complete description of the financial analyses.  The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Sandler O'Neill believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses to be considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion.  Also, no company included in Sandler O’Neill’s comparative analyses described below is identical to Republic First or Pennsylvania Commerce and no transaction is identical to the merger. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or merger transaction values, as the case may be, of Republic First and Pennsylvania Commerce and the companies to which they are being compared.

In performing its analyses, Sandler O’Neill also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of Republic First, Pennsylvania Commerce and Sandler O’Neill.  The analysis performed by Sandler O’Neill is not necessarily indicative of actual values or future results, both of which may be significantly more or less favorable than suggested by such analyses.  Sandler O’Neill prepared its analyses solely for purposes of rendering its opinion and provided such analyses to Republic First’s board at the board’s November 7, 2008 meeting.  Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold.  Such estimates are inherently subject to uncertainty and actual values may be materially different.  Accordingly, Sandler O’Neill’s analyses do not necessarily reflect the value of the Republic First common stock or the prices at which Republic First common stock may be sold at any time.  The combined analysis of Sandler O’Neill and the opinions provided by each were among a number of factors taken into consideration by Republic First’s board in making its determination to adopt the plan of merger contained in the merger agreement and the analyses described below should not be viewed as determinative of the decision of Republic First’s board or management with respect to the fairness of the merger.

In arriving at its opinion Sandler O’Neill did not attribute any particular weight to any analysis or factor that it considered.  Rather it made qualitative judgments as to the significance and relevance of each analysis and factor.  The financial analyses summarized below include information presented in tabular format.  Sandler O’Neill did not form an opinion as to whether any individual analysis or factor (positive or negative) considered in isolation supported or failed to support their respective opinions; rather Sandler O’Neill made its determination as to the fairness of the per share consideration on the basis of its experience and professional judgment after considering the results of all their analyses taken as a whole.  Accordingly, Sandler O’Neill believes that the analysis and the summary of the analysis must be considered as a whole and that selecting portions of the analysis and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying their analyses and opinions.  At the November 7, 2008 meeting of Republic First’s board of directors, Sandler O’Neill presented certain financial analyses of the merger.  The summary and tables below do not represent a complete description of the analyses underlying the opinion of Sandler O’Neill or the presentation made by Sandler O’Neill to Republic First’s board, but is instead a summary of the material analyses performed and presented in connection with the opinion.

Summary of Proposal.  Sandler O’Neill reviewed the financial terms of the proposed transaction.  The terms of the merger agreement contemplate an exchange of Republic First common stock for Pennsylvania Commerce common stock, using a floating exchange ratio of between 0.34 to 0.38 shares of Pennsylvania Commerce common stock for each share of Republic First common stock.  At the exchange, Republic First shareholders will receive fractional shares of Pennsylvania Commerce common stock within a specified range of values of Pennsylvania Commerce stock with an equivalent value of $10.00 per share for each Republic First share they own, as long as the share price of Pennsylvania Commerce trades within $26.32 and $29.41 per share. The equivalent value of $10.00 per share will be adjusted if Pennsylvania Commerce shares trade outside of the specified range. Based upon financial information for Republic First as of and for the twelve month period ended September 30, 2008, Sandler O’Neill calculated the following transaction ratios:

Transaction Ratios

Transaction Value/Last Twelve Months’ Net Income [1]	76.9x
Transaction Value/Estimated 2009 Net Income	18.9x
Transaction Value/Tangible Book Value	129%
Premium over Market Price [2]	12.6%
Premium over Market Price [3]	116.9%

1 Last twelve months EPS of $.13 includes a Q1 2008 after tax loss of $2.8mm, following a provision of $5.8mm for the quarter
2 Market Premium is based on the share price of $8.88 on November 5, 2008
3 Market Premium is based on the share price of $4.61 on June 4, 2008, Republic First’s share price the day immediately before the convertible trust preferred (with Vernon W. Hill, II as lead investor) was raised and announced

Comparable Company Analysis.  Sandler O'Neill used publicly available information to perform a comparison of selected financial and market trading information for Republic First and Pennsylvania Commerce. Sandler O'Neill used publicly available information (as of September 30, 2008) to compare selected financial and market trading information for Republic First and a group of financial institutions selected by Sandler O’Neill.  The Republic First peer group consisted of the following selected publicly traded banks headquartered in New Jersey and Pennsylvania, with a size similar to Republic First in terms of total assets and/or market capitalization:

VIST Financial Corporation	CNB Financial Corporation
Bryn Mawr Bank Corporation [1]	AmeriServ Financial Inc.
Center Bancorp Inc.	Unity Bancorp Inc.

1 Financial data as of June 30, 2008

The analysis compared publicly available financial information for Republic First and the high, low, mean, and median financial and market trading data for the Republic First peer group.  The table below sets forth the data for Republic First as of and for the twelve months ended September 30, 2008 and the median data for the Republic First’s peer group as of and for the twelve months ended September 30, 2008, with pricing data as of November 5, 2008.

Comparable Group Analysis

	Republic First	Comparable Group Median Result
Total Assets (in millions)	$965	$1,025
Tangible Equity / Tangible Assets	8.22%	5.70%
Return on Average Assets	0.16%	0.51%
Return on Average Equity	1.92%	5.41%
Net Interest Margin	3.24%	3.48%
Efficiency Ratio	70.9%	70.5%
Nonperforming Assets / Assets	1.64%	0.34%
Reserves / Loans	0.88%	1.07%
Price / Tangible Book Value	119%	142%
Price / Last Twelve Months Earnings per Share	68.3x	15.7x
Price / Estimated 2009 Earnings per Share [1]	16.8x	8.4x
Dividend Yield	0.00%	3.55%
Market Capitalization (in millions)	$94	$81

1 Based on First Call median estimates outstanding for peers and the financial projection provided by Republic First’s management.

Pennsylvania Commerce’s peer group consisted of the following selected publicly traded commercial banks headquartered in Pennsylvania, New Jersey, Massachusetts, Maryland and New York, with a size similar to Pennsylvania Commerce in terms of total assets and/or market capitalization:

Community Bank Systems, Inc.	Tompkins Financial Corporation
S&T Bancorp Inc.	Lakeland Bancorp
Harleysville National Corporation	Hudson Valley Holding Corporation
Independent Bank Corporation	Sterling Bancorp [1]
Sandy Spring Bancorp Inc.	Bryn Mawr Bank Corporation [1]

1 Financial data as of June 30, 2008

The analysis compared publicly available financial and market trading information for Pennsylvania Commerce and the high, low, mean, and median data for Pennsylvania Commerce peer group.  The table below sets forth the data for Pennsylvania Commerce and the median data for the Pennsylvania Commerce peer group as of and for the twelve months ended September 30, 2008, with pricing data as of November 5, 2008.

Comparable Group Analysis

	Pennsylvania Commerce	Comparable Group Median Result
Total Assets (in millions)	$2,125	$2,960
Tangible Equity / Tangible Assets	5.37%	5.82%
Return on Average Assets	0.63%	0.96%
Return on Average Equity	11.20%	11.75%
Net Interest Margin	4.07%	3.99%
Efficiency Ratio	75.8%	63.1%
Nonperforming Assets / Assets	0.57%	0.50%
Price / Tangible Book Value	160%	253%
Price / Last Twelve Months Earnings per Share	14.8x	15.0x
Price / Estimated 2009 Earnings per Share [1]	15.9x	13.0x
Dividend Yield	0.00%	3.94%
Market Capitalization (in millions)	$182	$437

1 Based on First Call median estimates outstanding for peers; Pennsylvania Commerce’s management projections

Stock Trading History. Sandler O’Neill reviewed the publicly reported historical trading prices of Republic First common stock for the three-year period ended November 5, 2008.  Sandler O'Neill also reviewed the history of the reported trading prices and volume of Pennsylvania Commerce common stock for the three year period ended November 5, 2008.  Sandler O’Neill then compared the relationship between the movements in the price of Republic First common stock against the movements in the prices of the Standard & Poor's 500 Index, the NASDAQ Bank Index, and the Standard & Poor’s Bank Index.  Sandler O’Neill also compared the relationship between the movements in the prices of Pennsylvania Commerce common stock to movements in the prices of the Standard & Poor's 500 Index, the NASDAQ Bank Index, and the Standard & Poor’s Bank Index.

During the three-year period ended November 5, 2008, Republic First common stock outperformed all the various indices to which it was compared.

Republic First’s Three-Year Stock Performance

	Beginning Index Value	Ending Index Value
	November 4, 2005	November 5, 2008
Republic First	100.0%	87.6%
NASDAQ Bank Index	100.0	70.2
S&P Bank Index	100.0	46.4
S&P 500 Index	100.0	78.1

During the three-year period ended November 5, 2008, Pennsylvania Commerce common stock outperformed all the various indices to which it was compared.

Pennsylvania Commerce’s Three-Year Stock Performance

	Beginning Index Value	Ending Index Value
	November 4, 2005	November 5, 2008
Pennsylvania Commerce	100.0%	83.5%
NASDAQ Bank Index	100.0	70.2
S&P Bank Index	100.0	46.4
S&P 500 Index	100.0	78.1

Analysis of Selected Merger Transactions. Sandler O’Neill reviewed a selected group, consisting of nine (9) merger transactions announced nationwide between January 1, 2008 and November 5, 2008 involving banks and thrifts as acquired institutions with announced transaction values of between $75 million and $175 million.  Sandler O'Neill reviewed the following multiples: transaction price at announcement to last twelve months’ net income, transaction price at announcement to estimated net income, transaction value to tangible book value, tangible book premium to core deposits and premium to market price and then computed high, low, mean, median multiples and premiums for the transactions.  The median multiples were applied to Republic First’s financial information as of and for the twelve months ended September 30, 2008.  As illustrated in the following tables, Sandler O’Neill derived an imputed range of values for a share of Republic First common stock of $5.95 to $13.16 based upon the median multiples for the comparable transactions.

Transaction Multiples

	Median		Implied
	Multiple		Value
Price per Share / 2009 Estimated Earnings	22.3	x	$11.79

Price per Share / Tangible Book Value	176%		$13.16

Market Premium [1]	29.1%		$11.47

Market Premium [2]	29.1%		$5.95

1 Market Premium is based on the share price of $8.88 on November 5, 2008.
2 Market Premium is based on the share price of $4.61 on June 4, 2008, Republic First’s share price the day immediately before the convertible trust preferred (with Vernon W. Hill, II as lead investor) was raised and announced

Net Present Value Analysis of Republic First.  Sandler O'Neill performed an analysis that estimated the net present value per share of Republic First common stock under various circumstances.  In the analysis, Sandler O’Neill assumed Republic First performed in accordance with the 2008 and 2009 net income projections provided by Republic First’s management.  To approximate the terminal value of Republic First common stock at December 31, 2012, Sandler O'Neill applied a price to last twelve months earnings multiples of 9.0x to 14.0x and multiples of tangible book value ranging from 100% to 175%.  The terminal values were then discounted to present values using different discount rates ranging from 11.0% to 17.0% which were chosen by Sandler O’Neill and reflected different assumptions regarding required rates of return of holders or prospective buyers of Republic First’s common stock.  In addition, the net present value of Republic First common stock at December 31, 2012 was calculated using the same range of price to last twelve months earnings multiples (9.0x – 14.0x) applied to a range of discounts and premiums to budget projections.  The range applied to the budgeted net income was 25% under budget to 25% over budget, using a discount rate of 14.18% for the analysis.

As illustrated in the following tables, the analysis indicated an imputed range of values per share for Republic First common stock of $3.77 to $7.34 when applying the price/earnings multiples to the matched budget, $5.31 to $11.63 when applying multiples of tangible book value to the matched budget, and $3.14 to $8.14 when applying the price/earnings multiples to the -25% to +25% budget range.

Earnings Per Share
Discount Rate	9.0x	10.0x	11.0x	12.0x	13.0x	14.0x
11.0%	$4.72	$5.24	$5.77	$6.29	$6.81	$7.34
12.0%	$4.54	$5.05	$5.55	$6.06	$6.56	$7.06
13.0%	$4.37	$4.86	$5.34	$5.83	$6.32	$6.80
14.0%	$4.21	$4.68	$5.15	$5.62	$6.08	$6.55
15.0%	$4.06	$4.51	$4.96	$5.41	$5.86	$6.31
16.0%	$3.91	$4.35	$4.78	$5.22	$5.65	$6.09
17.0%	$3.77	$4.19	$4.61	$5.03	$5.45	$5.87

Earnings Per Share Multiples
Budget Variance	9.0x	10.0x	11.0x	12.0x	13.0x	14.0x
(25.0%)	$3.14	$3.49	$3.84	$4.18	$4.53	$4.88
(20.0%)	$3.35	$3.72	$4.09	$4.46	$4.84	$5.21
(15.0%)	$3.56	$3.95	$4.35	$4.74	$5.14	$5.53
(10.0%)	$3.77	$4.18	$4.60	$5.02	$5.44	$5.86
(5.0%)	$3.98	$4.42	$4.86	$5.30	$5.74	$6.18
0.0%	$4.18	$4.65	$5.11	$5.58	$6.04	$6.51
5.0%	$4.39	$4.88	$5.37	$5.86	$6.35	$6.83
10.0%	$4.60	$5.11	$5.63	$6.14	$6.65	$7.16
15.0%	$4.81	$5.35	$5.88	$6.42	$6.95	$7.49
20.0%	$5.02	$5.58	$6.14	$6.69	$7.25	$7.81
25.0%	$5.23	$5.81	$6.39	$6.97	$7.55	$8.14

Tangible Book Value Per Share Multiples
Discount Rate	100%	115%	130%	145%	160%	175%
11.0%	$6.64	$7.64	$8.64	$9.63	$10.63	$11.63
12.0%	$6.39	$7.35	$8.31	$9.27	$10.23	$11.19
13.0%	$6.16	$7.08	$8.01	$8.93	$9.85	$10.78
14.0%	$5.93	$6.82	$7.71	$8.60	$9.49	$10.38
15.0%	$5.72	$6.57	$7.43	$8.29	$9.14	$10.00
16.0%	$5.51	$6.34	$7.16	$7.99	$8.81	$9.64
17.0%	$5.31	$6.11	$6.91	$7.70	$8.50	$9.30

Net Present Value Analysis of Pennsylvania Commerce. Sandler O'Neill also performed an analysis that estimated the net present value per share of Pennsylvania Commerce common stock under various circumstances.  In the analysis Sandler O’Neill assumed Pennsylvania Commerce performed in accordance with the 2008 and 2009 net income projections.  To approximate the terminal value of Pennsylvania Commerce common stock at December 31, 2012, Sandler O'Neill applied a price to last twelve months earnings multiples of 13.0x to 18.0x and multiples of tangible book value ranging from 180% to 230%.  The terminal values were then discounted to present values using different discount rates ranging from 11.0% to 17.0% chosen by Sandler O’Neill to reflect different assumptions regarding required rates of return of holders or prospective buyers of Pennsylvania Commerce common stock.  In addition, the net present value of Pennsylvania Commerce common stock at December 31, 2012 was calculated using the same range of price to last twelve months earnings multiples (13.0x to 18.0x) applied to a range of discounts and premiums to budget projections.  The range applied to the budgeted net income was 25% under budget to 25% over budget, using a discount rate of 14.18% for the analysis.

As illustrated in the following tables, the analysis indicated an imputed range of values per share for Pennsylvania Commerce common stock of $24.35 to $42.72 when applying the price/earnings multiples to the matched budget, $28.54 to $46.21 when applying multiples of tangible book value to the matched budget, and $20.38 to $47.03 when applying the price/earnings multiples to the -25% / +25% budget range.

Earnings Per Share Multiples
Discount Rate	13.0x	14.0x	15.0x	16.0x	17.0x	18.0x
11.0%	$30.85	$33.23	$35.60	$37.97	$40.35	$42.72
12.0%	$29.63	$31.91	$34.19	$36.47	$38.75	$41.03
13.0%	$28.47	$30.66	$32.85	$35.04	$37.23	$39.42
14.0%	$27.36	$29.47	$31.57	$33.68	$35.78	$37.89
15.0%	$26.31	$28.33	$30.36	$32.38	$34.41	$36.43
16.0%	$25.30	$27.25	$29.20	$31.14	$33.09	$35.04
17.0%	$24.35	$26.22	$28.09	$29.96	$31.84	$33.71

Earnings Per Share Multiples
Budget Variance	13.0x	14.0x	15.0x	16.0x	17.0x	18.0x
(25.0%)	$20.38	$21.95	$23.51	$25.08	$26.65	$28.22
(20.0%)	$21.74	$23.41	$25.08	$26.75	$28.43	$30.10
(15.0%)	$23.10	$24.87	$26.65	$28.43	$30.20	$31.98
(10.0%)	$24.45	$26.34	$28.22	$30.10	$31.98	$33.86
(5.0%)	$25.81	$27.80	$29.78	$31.77	$33.76	$35.74
0.0%	$27.17	$29.26	$31.35	$33.44	$35.53	$37.62
5.0%	$28.53	$30.72	$32.92	$35.11	$37.31	$39.50
10.0%	$29.89	$32.19	$34.49	$36.79	$39.08	$41.38
15.0%	$31.25	$33.65	$36.05	$38.46	$40.86	$43.27
20.0%	$32.61	$35.11	$37.62	$40.13	$42.64	$45.15
25.0%	$33.96	$36.58	$39.19	$41.80	$44.41	$47.03

Tangible Book Value Per Share Multiples
Discount Rate	180%	190%	200%	210%	220%	230%
11.0%	$36.17	$38.18	$40.19	$42.20	$44.20	$46.21
12.0%	$34.74	$36.67	$38.60	$40.53	$42.46	$44.39
13.0%	$33.37	$35.23	$37.08	$38.94	$40.79	$42.65
14.0%	$32.08	$33.86	$35.64	$37.42	$39.21	$40.99
15.0%	$30.84	$32.55	$34.27	$35.98	$37.69	$39.41
16.0%	$29.66	$31.31	$32.96	$34.61	$36.25	$37.90
17.0%	$28.54	$30.12	$31.71	$33.30	$34.88	$36.47

In connection with its analyses, Sandler O'Neill considered and discussed with the Republic First board how the present value analyses would be affected by changes in the underlying assumptions, including variations with respect to net income.  Sandler O’Neill noted that the terminal value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

Pro Forma Merger Analysis.   Sandler O'Neill analyzed certain potential pro forma effects of the merger, assuming the following: (1) the merger closes on March 31, 2009; (2) the deal value per share is equal to a $10.00 per Republic First share, given the floating exchange ratio of between 0.34 to 0.38; (3) options for Republic First common stock will be exchanged for options for Pennsylvania Commerce; (4) 20% cost savings, or approximately $3.8 million pretax in 2009 (for the 9 month period post close); (5) $4.2 million in deal related expenses, with a 5.1% opportunity cost of cash; (6) a 3.0% core deposit intangible, equaling $12 million in aggregate, amortized over 10 years on a sum-of-the-years digits basis; (7) synergies and additional asset growth result from a strategic shift; Republic First shifting from a commercial focused platform to a retail focused platform; assumes 2009 incremental net interest income of $7.1 million, non-interest income of $0.9 million and non-interest expense of $4.3 million; assumes 2010 incremental net interest income of $12.7 million, non-interest income of $1.8 million and non-interest expense of $5.8 million; (8)  Republic First performed in accordance with an estimated earnings per share growth rate for the year ending December 31, 2008 as discussed with senior management of Republic First and an estimated growth rate for the years ended December 31, 2009 through 2012 as discussed with senior management of Republic First; and (9) Pennsylvania Commerce performed in accordance with an estimated earnings per share growth rate for the year ending December 31, 2008 as discussed with senior management of Pennsylvania Commerce and an estimated growth rate for the years ended December 31, 2009 through 2012 as discussed with senior management of Pennsylvania Commerce. The analyses indicated that for the year ending December 31, 2009, the merger would be dilutive to Pennsylvania Commerce’s projected GAAP earnings per share and accretive to Pennsylvania Commerce’s projected operating earnings per share.  At December 31, 2009 the merger would be accretive to Pennsylvania Commerce’s tangible book value per share.  For the year ending December 31, 2010, the merger would be accretive to Pennsylvania Commerce’s projected GAAP and operating earnings per share.  The actual results achieved by the combined company may vary from projected results and the variations may be material.

Miscellaneous.  Republic First has agreed to pay Sandler O’Neill a fee in connection with its work as a financial advisor to Republic First. A portion of the aggregate fee, equal to $100,000 became due and payable in cash upon the signing of a definitive agreement to effect the merger; additionally, a portion of the aggregate fee, equal to $100,000 became due and payable in cash upon the mailing of this proxy statement.  The balance of the fee, approximately $1.1 million, will be due and payable upon completion of the merger.  Republic First has also agreed to reimburse Sandler O’Neill, upon request made from time to time, for its reasonable out-of-pocket expenses incurred in connection with Sandler O’Neill’s engagement, including the reasonable fees and disbursements of its legal counsel.

In the ordinary course of its respective broker and dealer businesses, Sandler O’Neill may purchase securities from and sell securities to Republic First and Pennsylvania Commerce and their affiliates.  Sandler O’Neill may also actively trade the debt and/or equity securities of Republic First or their affiliates for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities.

Opinion of Pennsylvania Commerce’s Financial Advisor

On August 27, 2008, Pennsylvania Commerce executed an engagement agreement with Keefe, Bruyette & Woods.  Keefe, Bruyette & Woods’ engagement encompassed assisting Pennsylvania Commerce in analyzing, structuring, negotiating and effecting a transaction with Republic First.  Pennsylvania Commerce selected Keefe, Bruyette & Woods because Keefe, Bruyette & Woods is a nationally recognized investment banking firm with substantial experience in transactions similar to the merger and is familiar with Pennsylvania Commerce and its business. As part of its investment banking business, Keefe, Bruyette & Woods is continually engaged in the valuation of financial businesses and their securities in connection with mergers and acquisitions.

On November 7, 2008, the Pennsylvania Commerce board of directors held a meeting to evaluate the proposed merger of Republic First with and into Pennsylvania Commerce. At this meeting, Keefe, Bruyette & Woods reviewed the financial aspects of the proposed merger and rendered an oral opinion (subsequently delivering a written opinion later that day), to Pennsylvania Commerce that, as of such date, and based upon and subject to factors and assumptions set forth therein, the consideration to be paid in the merger is fair, from a financial point of view to Pennsylvania Commerce.  The Pennsylvania Commerce board of directors approved the merger agreement at this meeting.

The full text of Keefe, Bruyette & Woods’ written opinion, dated November 7, 2008, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex D to this document and is incorporated herein by reference.  The description of the opinion set forth herein is qualified in its entirety by reference to the full text of such opinion.  Pennsylvania Commerce’s shareholders are urged to read the opinion in its entirety.

Keefe, Bruyette & Woods’ opinion speaks only as of the date of the opinion.  The opinion is directed to the Pennsylvania Commerce board and addresses only the fairness, from a financial point of view to Pennsylvania Commerce, of the consideration paid in the merger.  It does not address the underlying business decision to proceed with the merger and does not constitute a recommendation to any Pennsylvania Commerce shareholder as to how the shareholder should vote at the Pennsylvania Commerce special meeting on the merger or any related matter.

In connection with its opinion, Keefe, Bruyette & Woods reviewed, analyzed and relied upon material bearing upon the merger and the financial and operating condition of Pennsylvania Commerce and Republic First and the merger, including among other things, the following:

●	the merger agreement,

●
the Annual Report to shareholders and Annual Report on Form 10-K for the three years ended December 31, 2007 of Pennsylvania Commerce and the Annual Report to shareholders and Annual Report on Form 10-K for the three years ended December 31, 2007 of Republic First,

●
Certain interim reports to shareholders and Quarterly Reports on Form 10-Q of Pennsylvania Commerce, certain interim reports to shareholders and Quarterly Reports on Form 10-Q of Republic First and certain communications from Pennsylvania Commerce and Republic First to their respective shareholders, and

●
other financial information concerning the businesses and operations of Pennsylvania Commerce and Republic First furnished to Keefe, Bruyette & Woods by Pennsylvania Commerce and Republic First, respectively, for purposes of Keefe, Bruyette & Woods’ analysis.

Keefe, Bruyette & Woods also held discussions with members of senior management of Pennsylvania Commerce and Republic First regarding, the past and current business operations, regulatory relationships, financial condition, and future prospects of the respective companies and such other matters that Keefe, Bruyette & Woods deemed relevant to its inquiry.  In addition, Keefe, Bruyette & Woods compared certain financial and stock market information for Pennsylvania Commerce and Republic First with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the banking industry, evaluated the potential pro forma impact of the merger with Pennsylvania Commerce, including cost savings and revenue enhancements, that management of Pennsylvania Commerce expects to result from a combination of the businesses of Pennsylvania Commerce and Republic First and performed such other studies and analyses as Keefe, Bruyette & Woods considered appropriate.

In conducting its review and arriving at its opinion, Keefe, Bruyette & Woods relied upon and assumed the accuracy and completeness of all of the financial and other information provided to it or publicly available, and did not independently verify the accuracy or completeness of any such information or assume any responsibility for such verification or accuracy.  Keefe, Bruyette & Woods relied upon the management of Pennsylvania Commerce and Republic First as to the reasonableness and achievability of the financial and operating forecasts and projections (and assumptions and bases therefor) provided to Keefe, Bruyette & Woods and Keefe, Bruyette & Woods assumed that such forecasts and projections reflect the best currently available estimates and judgments of such managements and that such forecasts and projections will be realized in the amounts and in the time periods currently estimated by such managements.  Keefe, Bruyette & Woods is not an expert in the independent valuation of the adequacy of allowances for loan losses, and without independent verification, assumed that the aggregate allowances for loan and lease losses for Pennsylvania Commerce and Republic First are adequate to cover those losses.  Keefe, Bruyette & Woods did not make or obtain any evaluations or appraisals of any assets or liabilities of Republic First or Pennsylvania Commerce, nor did they examine or review any individual credit files.

The projections furnished to Keefe, Bruyette & Woods and used by it in certain of its analyses were prepared by Pennsylvania Commerce’s and Republic First’s senior management team. Pennsylvania Commerce and Republic First do not publicly disclose internal management projections of the type provided to Keefe, Bruyette & Woods in connection with its review of the merger.  As a result, such projections were not prepared with a view towards public disclosure. The projections were based on numerous variables and assumptions, which are inherently uncertain, including factors related to general economic and competitive conditions.  Accordingly, actual results could vary significantly from those set forth in the projections.  Any estimates or projections contained in the analyses performed by Keefe, Bruyette & Woods are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates or projections of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty.

At the direction of Pennsylvania Commerce’s board of directors, Keefe, Bruyette & Woods was not asked to, and it did not, offer any opinion as to the terms of the merger agreement or the form of the merger, other than the consideration, to the extent expressly specified in Keefe, Bruyette & Woods’ opinion.  Keefe, Bruyette & Woods expressed no opinion as to what the value of Pennsylvania Commerce common stock would be when issued pursuant to the merger or the prices at which Pennsylvania Commerce common stock or Republic First common stock would trade at any time.  Additionally, Keefe, Bruyette & Woods’ opinion did not address the relative merits of the merger as compared to any alternative business strategies that might exist for Pennsylvania Commerce, nor does it address the effect of any other business combination in which Pennsylvania Commerce might engage.

For purposes of rendering its opinion, Keefe, Bruyette & Woods assumed that, in all respects material to its analyses:

●	the merger will be completed substantially in accordance with the terms set forth in the merger agreement;

●	the representations and warranties of each party in the merger agreement and in all related documents and instruments referred to in the merger agreement are true and correct;

●	each party to the merger agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents;

●	all conditions to the completion of the merger will be satisfied without any waivers; and

●
in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the merger, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of the combined entity or the contemplated benefits of the merger, including the cost savings, revenue enhancements and related expenses expected to result from the merger.

Keefe, Bruyette & Woods further assumed that the merger will be accounted for as a purchase transaction under generally accepted accounting principles, and that the merger will qualify as a tax-free reorganization for United States federal income tax purposes.  Keefe, Bruyette & Woods’ opinion is not an expression of an opinion as to the prices at which shares of Pennsylvania Commerce common stock or Republic First common stock will trade since the announcement of the proposed merger or the actual value of the Pennsylvania Commerce common shares when issued pursuant to the merger, or the prices at which the Pennsylvania Commerce common shares will trade following the completion of the merger.

In performing its analyses, Keefe, Bruyette & Woods considered such financial and other factors they deemed appropriate, including among other things, the historical and current financial position and results of operations of Pennsylvania Commerce and Republic First, the assets and liabilities of Pennsylvania Commerce and Republic First, and the nature and terms of certain other merger transactions involving banks and bank holding companies.  Keefe, Bruyette & Woods also took into account their assessment of general business, economic, market and financial conditions and other matters, which are beyond the control of Keefe, Bruyette & Woods, Pennsylvania Commerce and Republic First and none of Pennsylvania Commerce, Republic First, Keefe, Bruyette & Woods or any other person assumes responsibility if future results are materially different from those projected.

The consideration was determined through negotiation between Pennsylvania Commerce and Republic First and the decision to enter into the merger was solely that of Pennsylvania Commerce’s board of directors. In addition, the Keefe, Bruyette & Woods opinion was among several factors taken into consideration by the Pennsylvania Commerce board in making its determination to approve the merger agreement and the merger.  Consequently, the analyses described below should not be viewed as determinative of the decision of the Pennsylvania Commerce board with respect to the fairness of the consideration to be paid in the merger.

Summary of Analysis by Keefe, Bruyette & Woods

The following is a summary of the material financial analyses presented by Keefe, Bruyette & Woods to the Pennsylvania Commerce board, in connection with rendering the fairness opinion described above. The following summary is not a complete description of the financial analyses performed by Keefe, Bruyette & Woods in rendering its opinion or the presentation made by Keefe, Bruyette & Woods to the Pennsylvania Commerce board, nor does the order of analysis described represent relative importance or weight given to any particular analysis by Keefe, Bruyette & Woods and is qualified in its entirety by reference to the written opinion of Keefe, Bruyette & Woods attached as Annex D.   The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances.  Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description.   Selecting portions of the analysis or of the summary set forth herein, without considering the analysis as a whole, could create an incomplete view of the processes underlying Keefe, Bruyette & Woods’ opinion.  In arriving at its opinion, Keefe, Bruyette & Woods considered the results of its entire analysis and Keefe, Bruyette & Woods did not attribute any particular weight to any analysis or factor that it considered.  Rather Keefe, Bruyette & Woods made its determination as to fairness on the basis of its experience and professional judgment after considering the results of its entire analysis.  The financial analyses summarized below include information presented in tabular format. Accordingly, Keefe, Bruyette & Woods believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion. The tables alone do not constitute a complete description of the financial analyses.

Summary of Proposal.  Pursuant to the terms of the merger agreement, each outstanding share of common stock of Republic First will be converted into a fraction of a share of Pennsylvania Commerce obtained by dividing $10.00 by the average closing price, as defined in the merger agreement, provided, however, that in no event shall the exchange ratio be greater than 0.38 or less than 0.34.

Selected Peer Group Analysis. Using publicly available information, Keefe, Bruyette & Woods compared the financial performance, financial condition and market performance of Republic First to the following depository institutions that Keefe, Bruyette & Woods considered comparable to Republic First.

Companies included in Republic First’s peer group were:

Univest Corporation of Pennsylvania	Codorus Valley Bancorp, Inc.
First Chester County Corporation	Penseco Financial Services Corporation
VIST Financial Corp.	QNB Corp.
Royal Bancshares of Pennsylvania, Inc.	FNB Bancorp, Inc.
Bryn Mawr Bank Corporation	Comm Bancorp, Inc.
Orrstown Financial Services, Inc.	Fidelity D & D Bancorp, Inc.
First Keystone Corporation	DNB Financial Corporation
ENB Financial Corp.	American Bank Incorporated

To perform this analysis, Keefe, Bruyette & Woods used financial information as of or for the three or twelve month period ended September 30, 2008, if available, otherwise the three or twelve month period ended June 30, 2008.  Market price information was as of November 5, 2008. Certain financial data prepared by Keefe, Bruyette & Woods, and as referenced in the tables presented below may not correspond to the data presented in Republic First’s historical financial statements, or to the data prepared by Sandler O'Neill presented under the section “Opinion of Republic First’s Financial Advisor,” as a result of the different periods, assumptions and methods used by Keefe, Bruyette & Woods to compute the financial data presented.

Keefe, Bruyette & Woods’ analysis showed the following concerning Republic First’s financial performance:

Financial Performance Measures:	Republic First	Republic First Peer Group Median
Most Recent Quarter Net Interest Margin	3.48%	3.55%
Latest Twelve Months Efficiency Ratio	69%	67%
Latest Twelve Months Fee Income / Avg. Assets	0.3%	1.0%
Latest Twelve Months Core Return on Average Assets (1)	0.14%	0.89%
(1) Core income is defined as net income before extraordinary items, less the after-tax portion of investment securities gains or losses and nonrecurring items

Keefe, Bruyette & Woods’ analysis showed the following concerning Republic First’s financial condition:

Financial Condition Measures:	Republic First	Republic First Peer Group Median
Tangible Equity / Tangible Assets	8.22%	8.00%
Total Capital Ratio	13.09%	12.40%
Loans / Deposits	106%	96%
NPAs / Loans + OREO	2.04%	0.70%
Loan Loss Reserves / Loans	0.88%	1.04%
Last Twelve Months NCOs / Avg. Loans	1.00%	0.10%

Keefe, Bruyette & Woods’ analysis showed the following concerning Republic First’s market performance:

Market Performance Measures:	Republic First		Republic First Peer Group Median
Price to tangible book value	1.19	x	1.13	x
Price to latest twelve months earnings	68.3	x	12.9	x
Last Twelve Months Common Dividend payout ratio	0.0%		44.0%

Selected Transaction Analysis. Keefe, Bruyette & Woods reviewed publicly available information related to selected comparably sized acquisitions of bank holding companies announced after July 1, 2007, with headquarters in Pennsylvania, New York, New Jersey and Maryland with aggregate transaction values between $25 million and $500 million. The transactions included in the group were:

Acquiror:	Acquired Company:
Valley National Bancorp	Greater Community Bancorp
F.N.B. Corporation	Iron & Glass Bancorp, Inc.
S&T Bancorp, Inc.	IBT Bancorp, Inc.
Eagle Bancorp, Inc.	Fidelity & Trust Financial Corporation
Tompkins Financial Corporation	Sleepy Hollow Bancorp, Inc.
F.N.B. Corporation	Omega Financial Corporation
Cape Bancorp, Inc.	Boardwalk Bancorp, Inc.

Keefe, Bruyette & Woods also reviewed publicly available information related to selected comparably sized acquisitions of bank holding companies announced after July 1, 2007, with headquarters nationwide with aggregate transaction values between $25 million and $500 million, where the target had greater than 1.50% NPAs / Assets. The transactions included in the group were:

Acquiror:	Acquired Company:
Riverside Florida Holding Company, Inc.	Riverside Bank of the Gulf Coast
First Place Financial Corp.	Camco Financial Corporation
MainSource Financial Group, Inc.	1st Independence Financial Group, Inc.
SunTrust Banks, Inc.	GB&T Bancshares, Inc.
IBT Bancorp, Inc.	Greenville Community Financial Corporation

Transaction multiples for the merger were derived from an offer price of $10.00 per share for Republic First.  For each precedent transaction, Keefe, Bruyette & Woods derived  and compared, among other things, the implied ratio of price per common share paid for the acquired company to:

●	the earnings per share of the acquired company for the latest 12 months of results publicly available prior to the time the transaction was announced;

●	tangible book value per share of the acquired company based on the latest publicly available financial statements of the company available prior to the announcement of the acquisition.

●
tangible equity premium to core deposits based on latest publicly available financial statements of the company prior to announcement of the acquisition. Core deposits were defined as total deposits less jumbo CDs (CDs with balances greater than $100,000).

●	market premium based on the latest closing price 1-day prior to the announcement of the acquisition.

The results of the analysis are set forth in the following table:

	Pennsylvania Commerce/ Republic First		Regional Comparable Transactions Median		Asset Quality Comparable Transactions Median
Price / Trailing 12 months earnings per share	76.9	x	22.8	x	35.3	x
Price / Tangible Book value	134%		238%		117%
Core Deposit Premium	5.4%		19.0%		2.5%
Market Premium (1)	12.6%		27.1%		31.4%

(1) Based on Republic First’s closing price of $8.88 on November 5, 2008

No company or transaction used as a comparison in the above analysis is identical to Pennsylvania Commerce, Republic First or the proposed merger. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.

Discounted Cash Flow Analysis.  Keefe, Bruyette & Woods performed a discounted cash flow analysis to estimate a range for the implied equity value per share of Republic First common stock. In this analysis, Keefe, Bruyette & Woods assumed discount rates ranging from 11.0% to 15.0% to derive (i) the present value of the estimated free cash flows that Republic First could generate over a five year period, including certain cost savings and revenue enhancements forecasted as a result of the merger, and (ii) the present value of Republic First’s terminal value at the end of year five. Terminal values for Republic First were calculated based on a range of 13.0x to 16.0x estimated year six earnings per share. In performing this analysis, Keefe, Bruyette & Woods used Republic First’s management’s estimates for the first three years.  Based on management’s estimates, Keefe, Bruyette & Woods assumed 10% earnings per share growth thereafter. These estimates were adjusted accordingly for $25 million of Senior Non-cumulative Perpetual Preferred stock assumed to be issued issued through the TARP Capital Purchase Program.  Certain data was adjusted to account for certain restructuring charges anticipated by management to result from the merger.  Keefe, Bruyette & Woods assumed that Republic First would maintain a tangible common equity / tangible asset ratio of 7.00% and would retain sufficient earnings to maintain that level.  Any earnings in excess of what would need to be retained represented dividendable cash flows for Republic First.

Based on these assumptions, Keefe, Bruyette & Woods derived a range of implied equity values per share of Republic First common stock of $14.36 to $19.97.

The discounted cash flow analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions that must be made, including asset and earnings growth rates, terminal values, dividend payout rates, and discount rates. The analysis did not purport to be indicative of the actual values or expected values of Republic First common stock.

Forecasted Pro Forma Financial Analysis. Keefe, Bruyette & Woods analyzed the estimated financial impact of the merger on Pennsylvania Commerce’s 2009 and 2010 estimated earnings per share. For both Pennsylvania Commerce and Republic First, Keefe, Bruyette & Woods used management estimates of earnings per share for 2009 and 2010.  Keefe, Bruyette & Woods adjusted both Pennsylvania Commerce’s and Republic First’s capital and earnings estimates accordingly for $47.7 million and $25 million of Senior Non-cumulative Perpetual Preferred stock assumed to be issued through the TARP Capital Purchase Program.  In addition, Keefe, Bruyette & Woods assumed that the merger will result in cost savings and revenue enhancements equal to Pennsylvania Commerce’s management’s estimates. Based on its analysis, Keefe, Bruyette & Woods determined that the merger would be dilutive to Pennsylvania Commerce’s estimated GAAP earnings per share in 2009 but accretive to Pennsylvania Commerce’s estimated GAAP earnings per share in 2010.

Furthermore, the analysis indicated that Pennsylvania Commerce’s Leverage Ratio, Tier 1 Risk-Based Capital Ratio and Total Risk Based Capital Ratio would all remain “well capitalized” by regulatory standards. This analysis was based on internal projections provided by Pennsylvania Commerce’s and Republic First’s senior management teams.  For all of the above analysis, the actual results achieved by Pennsylvania Commerce following the merger may vary from the projected results, and the variations may be material.

Other Analyses.  Keefe, Bruyette & Woods compared the relative financial and market performance of Republic First to a variety of relevant industry peer groups and indices. Keefe, Bruyette & Woods also reviewed earnings estimates, balance sheet composition, historical stock performance and other financial data for Republic First.

The Pennsylvania Commerce board retained Keefe, Bruyette & Woods as an independent contractor to act as financial adviser to Pennsylvania Commerce regarding the merger. As part of its investment banking business, Keefe, Bruyette & Woods is continually engaged in the valuation of banking businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. As specialists in the securities of banking companies, Keefe, Bruyette & Woods has experience in, and knowledge of, the valuation of banking enterprises.  In the ordinary course of its business as a broker-dealer, Keefe, Bruyette & Woods may, from time to time, purchase securities from, and sell securities to, Pennsylvania Commerce and Republic First.  As a market maker in securities Keefe, Bruyette & Woods may from time to time have a long or short position in, and buy or sell, debt or equity securities of Pennsylvania Commerce and Republic First for Keefe, Bruyette & Woods’ own account and for the accounts of its customers.

Pennsylvania Commerce and Keefe, Bruyette & Woods entered into an agreement relating to the services to be provided by Keefe, Bruyette & Woods in connection with the merger. Pennsylvania Commerce agreed to pay Keefe, Bruyette & Woods a cash fee of $100,000 upon the earlier of the execution of (i) an agreement in principle, or (ii) a definitive agreement with respect to a transaction.  In addition, the Company agreed to pay to Keefe, Bruyette & Woods at the time of closing a cash fee equal to $500,000. Pursuant to the Keefe, Bruyette & Woods engagement agreement, Pennsylvania Commerce also agreed to reimburse Keefe, Bruyette & Woods for all reasonable out-of-pocket expenses and disbursements, including fees and reasonable expenses of counsel, incurred in connection with the engagement and to indemnify Keefe, Bruyette & Woods and related parties against certain liabilities, including liabilities under federal securities laws, relating to, or arising out of, its engagement.

Merger Consideration

Exchange Ratio

The merger agreement provides that at the effective time of the merger, each share of Republic First common stock issued and outstanding immediately prior to the effective time will be converted into a fractional share, calculated on the basis of $10.00 per share and ranging between a minimum of 0.34 share and a maximum of 0.38 share of Pennsylvania Commerce common stock. The actual exchange ratio will be based on the average of the closing prices of Pennsylvania Commerce common stock on the NASDAQ Stock Market for twenty (20) consecutive trading days ending on the third day (unless this day is not a trading day, then, the trading period would end on the trading day immediately preceding such calendar day) preceding the effective date of the merger.  In this discussion, we may refer to the average of these closing prices as the “average closing price.” The fractional share of Pennsylvania Commerce common stock that will be issued Republic First shareholders on a per share basis is the “exchange ratio.”

The exchange ratio will be calculated by dividing $10.00 by the average closing price of Pennsylvania Commerce common stock.  However, the exchange ratio will not be less than 0.34 and will not be more than 0.38.  If the average closing price of Pennsylvania Commerce common stock were $20.73 (the closing price on January 29, 2009), Pennsylvania Commerce would issue to Republic First shareholders an aggregate of 4,039,912 shares for the 10,631,348 shares Republic First common stock outstanding on January 29, 2009.

While the exchange ratio is calculated on the basis of $10.00 per share of Republic First common stock, because the market value of Pennsylvania Commerce common stock fluctuates, the value of the shares of Pennsylvania Commerce common stock that a Republic First shareholder will receive will correspondingly fluctuate, and may be greater or less than $10.00 per share.  In addition, the value of Pennsylvania Commerce stock on the day that Republic First shareholders receive their shares of Pennsylvania Commerce common stock may be different from the value on (i) the date of the special shareholders’ meeting or (ii) the effective date of the merger.

Adjustments in Exchange Ratio

If, between the date of the merger agreement and the effective time of the merger, the shares of Pennsylvania Commerce common stock are changed into a different number or class of shares by reason of reclassification, split-up, combination, exchange of shares or readjustment, or a stock dividend is declared with a record date within that period, appropriate adjustments will be made to the fractional share of Pennsylvania Commerce common stock issuable in exchange for a share of Republic First common stock.

The exchange ratio is also subject to adjustment by Pennsylvania Commerce if Republic First elects to terminate the merger agreement based on the following conditions existing shortly before the effective date of the merger:

●	the trailing 20-day average closing stock price of Pennsylvania Commerce is less than $23.09; and

●	Pennsylvania Commerce stock price has underperformed the NASDAQ Bank Index by 20% or more since November 7, 2008.

If the above conditions exist, Pennsylvania Commerce has the right to increase the merger consideration to the extent necessary to cause either of these two conditions to be deemed not to exist. See “The Merger –Termination of the Merger Agreement.”

Fractional Shares

No fractional shares of Pennsylvania Commerce common stock will be issued to any Republic First shareholders upon completion of the merger. For each fractional share that would otherwise be issued, Pennsylvania Commerce will pay cash in an amount equal to the product of the number of fractional shares held by the Republic First shareholder multiplied by the average closing price of Pennsylvania Commerce common stock. No interest will be paid or accrued on cash payable in lieu of fractional shares of Pennsylvania Commerce common stock.

Procedure for Exchange of Republic First Stock for Pennsylvania Commerce Stock

Soon after the completion of the merger, the exchange agent will send a letter of transmittal to each person who was a Republic First shareholder at the effective time of the merger which will contain instructions on how to surrender shares of Republic First common stock in exchange for shares of Pennsylvania Commerce common stock.

Until a Republic First shareholder surrenders his, her or its Republic First stock certificates for exchange, such shareholder will accrue, but will not be paid, any dividends or other distributions declared after the effective time of the merger with respect to Pennsylvania Commerce common stock into which any shares of Republic First common stock may have been converted. When a Republic First shareholder surrenders his, her or its certificates, Pennsylvania Commerce will pay any unpaid dividends or other distributions, without interest. After the effective time, there will be no transfers on the stock transfer books of Republic First of any shares of Republic First common stock.

If certificates representing shares of Republic First common stock are presented for transfer after the completion of the merger, they will be cancelled and exchanged for the merger consideration into which the shares of Republic First common stock represented by that certificate will have been converted.

If a certificate for Republic First common stock has been lost, stolen or destroyed, the exchange agent will issue the consideration properly payable under the merger agreement upon receipt of appropriate evidence as to that loss, theft or destruction, appropriate evidence as to the ownership of that certificate by the claimant, and appropriate and customary indemnification.

Material Federal Income Tax Consequences

The following discussion addresses the material United States federal income tax consequences of the merger to a Republic First shareholder who holds shares of Republic First common stock as a capital asset. This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated under the Code, judicial authorities, published positions of the Internal Revenue Service (the “IRS”) and other applicable authorities, all as in effect on the date of this discussion and all of which are subject to change (possibly with retroactive effect) and to differing interpretations. This discussion does not address all aspects of United States federal income taxation that may be relevant to Republic First shareholders in light of their particular circumstances and does not address aspects of United States federal income taxation that may be applicable to Republic First shareholders subject to special treatment under the Code (including banks, tax-exempt organizations, insurance companies, dealers in securities, traders in securities that elect to use a mark-to-market method of accounting, investors in pass-through entities, Republic First shareholders who hold their shares of Republic First common stock as part of a hedge, straddle or conversion transaction, Republic First shareholders who acquired their shares of Republic First common stock pursuant to the exercise of employee stock options or otherwise as compensation, and holders who are not United States persons). In addition, the discussion does not address any aspect of state, local or foreign taxation. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax aspects set forth below.

Republic First shareholders are urged to consult their tax advisors with respect to the particular United States federal, state, local and foreign tax consequences of the merger to them.

Republic First and Pennsylvania Commerce have structured the merger to qualify as a reorganization within the meaning of Section 368(a) of the Code.  The closing of the merger is conditioned upon the receipt by Republic First of the opinion of Pepper Hamilton LLP, counsel to Republic First, and the receipt by Pennsylvania Commerce of the opinion of Mette, Evans & Woodside, counsel to Pennsylvania Commerce, each dated as of the effective date of the merger, substantially to the effect that, on the basis of facts, representations and assumptions set forth or referred to in those opinions (including factual representations contained in certificates of officers of Republic First and Pennsylvania Commerce) which are consistent with the state of facts existing as of the effective date of the merger, the merger will be treated for United States federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. The tax opinions to be delivered in connection with the merger are not binding on the IRS or the courts, and neither Republic First nor Pennsylvania Commerce intends to request a ruling from the IRS with respect to the United States federal income tax consequences of the merger. Consequently, no assurance can be given that the IRS will not assert, or that a court would not sustain, a position contrary to any of those set forth below. In addition, if any of the facts, representations or assumptions upon which such opinions are based are inconsistent with the actual facts, the United States federal income tax consequences of the merger could be adversely affected.

Assuming that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code, the material United States federal income tax consequences of the merger are as follows:

●	no gain or loss will be recognized by Republic First or Pennsylvania Commerce as a result of the merger;

●
a Republic First shareholder will not recognize gain or loss on the exchange of Republic First common stock solely for Pennsylvania Commerce common stock, except with respect to any cash received instead of a fractional share of Pennsylvania Commerce;

●
a Republic First shareholder’s aggregate tax basis in the Pennsylvania Commerce common stock received in the merger (including any fractional share interest deemed to be received and exchanged for cash) will equal the holder’s aggregate tax basis in the Republic First common stock surrendered; and

●
a Republic First shareholder’s holding period for the Pennsylvania Commerce common stock received in the merger (including any fractional share interest deemed to be received and exchanged for cash) will include the holder’s holding period for the shares of Republic First common stock surrendered.

If a Republic First shareholder acquired different blocks of Republic First common stock at different times and at different prices, such holder’s tax basis and holding period in its Pennsylvania Commerce common stock may be determined with reference to each block of Republic First common stock.

Cash Instead of Fractional Shares. A Republic First shareholder generally will recognize capital gain or loss on any cash received instead of a fractional share of Pennsylvania Commerce common stock, equal to the difference between the amount of cash received and the tax basis allocated to such fractional share. The deductibility of capital losses is subject to certain limitations.  Any capital gain or loss will constitute long-term capital gain or loss if the Republic First shareholder’s holding period in Republic First common stock surrendered in the merger is greater than one year as of the date of the merger.

Backup Withholding.  A non-corporate holder of Republic First common stock may be subject to information reporting and backup withholding on any cash payments received instead of a fractional share interest in Pennsylvania Commerce common stock. A non-corporate holder will not be subject to backup withholding, however, if the holder furnishes a correct taxpayer identification number and certifies that the holder is not subject to backup withholding on the substitute Form W-9 or successor form included in the letter of transmittal to be delivered following the completion of the merger or is otherwise exempt from backup withholding. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against the holder’s United States federal income tax liability, provided the holder furnishes the required information to the Internal Revenue Service.

Reporting Requirements. A Republic First shareholder will be required to retain records pertaining to the merger and may be required to file with such holder’s United States federal income tax return for the year in which the merger takes place a statement setting forth facts relating to the merger.

The foregoing discussion is not intended to be a complete analysis or description of all potential United States federal income tax consequences of the merger. In addition, the discussion does not address tax consequences that may vary with, or are contingent on, a Republic First shareholder’s individual circumstances. Moreover, the discussion does not address any non-income tax, alternate minimum tax, or any foreign, state or local tax consequences of the merger. Accordingly, Republic First shareholders are strongly urged to consult with their tax advisors to determine the particular United States federal, state, local and foreign income and other tax consequences to them of the merger.

Employee Benefit Plans

Employee Benefit Plans. Following the effective date of the merger, employees of Republic First and its subsidiaries will be eligible to participate in those benefit plans of Pennsylvania Commerce or its subsidiaries in which similarly situated employees of Pennsylvania Commerce or its subsidiaries participate, to the same extent that similarly situated employees of Pennsylvania Commerce or its subsidiaries participate. After the effective date of the merger, Pennsylvania Commerce may elect not to provide to employees of Republic First and its subsidiaries any benefits that are not then provided by Pennsylvania Commerce or its subsidiaries to its own employees, notwithstanding that such benefits were provided to Republic First employees immediately prior to the effective date of the merger. In the case of benefits that are provided to employees of Pennsylvania Commerce and its subsidiaries as of the effective date of the merger but are not provided by Republic First or its subsidiaries to its employees prior to the effective date of the merger, then Pennsylvania Commerce will as soon as possible following the effective date of the merger, include the employees of Republic First and its subsidiaries in the plans of Pennsylvania Commerce under which such additional benefits are available.

With respect to each employee benefit plan of Pennsylvania Commerce and its subsidiaries for which length of service is taken into account for any purpose, service with Republic First or any of its subsidiaries will be treated as service with Pennsylvania Commerce for purposes of determining eligibility to participate, vesting and entitlement to benefits, including severance benefits and vacation entitlements (but not for accrual of defined benefit pension benefits); provided that such service will not be recognized to the extent that such recognition would result in a duplication of benefits.  Such length of service will also be taken into account for purposes of satisfying waiting periods, evidence of insurability requirements or the application of any pre-existing condition limitations. In addition, each plan of Pennsylvania Commerce and its subsidiaries will waive pre-existing condition limitations to the same extent waived under the applicable Republic First plan. Republic First employees will also be given credit for amounts paid under a corresponding benefit plan during the same period for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the relevant plan of Pennsylvania Commerce.

Severance Plan; Change of Control Retention Plan. Under the terms of the merger agreement, Pennsylvania Commerce and Republic First have agreed that, prior to the effective time of the merger, Republic First may adopt a severance plan and a change in control retention plan.  Pennsylvania Commerce has agreed that if the severance plan and/or change in control retention plan are adopted, Pennsylvania Commerce will maintain in full force and effect, without amendment or modification, (1) for a period of no less than one year following the effective date of the merger, the severance plan and (2) the change in control retention plan until such time as all Pennsylvania Commerce or Republic First obligations are fulfilled thereunder. The severance plan will provide each exempt Republic First employee two weeks of severance pay (at his or her then current pay rate) for each year of service with Republic First or any of its subsidiaries prior to the employee’s employment termination date, with a minimum benefit of two weeks’ salary and a maximum severance benefit of ten weeks’ salary.  For non-exempt employees, the severance plan will provide terminated employees one week of severance pay (at his or her then current pay rate) for each year of service with Republic First or any of its subsidiaries prior to the employee’s employment termination date, with a minimum benefit of one week’s salary and a maximum severance benefit of five weeks’ salary.

Treatment of Republic First Stock Options

Acceleration of Vesting of Options. All unvested Republic First options granted under the Republic First option plans, other than options which were granted during and after the third quarter of 2008, will become fully vested and exercisable immediately prior to the effective time of the merger.

Stock Options.  Each Republic First stock option plan and each unexercised Republic First option that remains outstanding as of the effective time of the merger will be assumed by Pennsylvania Commerce.  Each Republic First option assumed by Pennsylvania Commerce will continue to have, and be subject to, the same terms and conditions applicable to the Republic First option immediately prior to the effective time of the merger, except that all Republic First options, other than certain options granted during and after the third quarter of 2008, will be fully vested immediately prior to the effective time of the merger, each Republic First option will be exercisable (or will become exercisable in accordance with its terms) for that number of shares of Pennsylvania Commerce common stock equal to the product of the number of shares of Republic First common stock that were issuable upon exercise of the Republic First option immediately prior to the effective time of the merger multiplied by the exchange ratio, rounded down to the nearest whole number of shares of Pennsylvania Commerce common stock, and the per share exercise price for the shares of Pennsylvania Commerce common stock issuable upon the exercise of each assumed Republic First option will be equal to the quotient determined by dividing the exercise price per share of Republic First common stock at which such Republic First option was exercisable immediately prior to the effective time of the merger by the exchange ratio, rounded up to the nearest whole cent.

Treatment of Republic First Convertible Securities

Republic First’s subordinated debentures and its obligations to the capital trusts which hold the subordinated debentures will be assumed by Pennsylvania Commerce as of the effective time of the merger.  Certain of these debentures and certain securities of the capital trusts are convertible into Republic First common stock.  At and after the effective time of the merger, the outstanding convertible debentures and capital securities will be convertible into that number of shares of Pennsylvania Commerce common stock equal to the product of the number of shares of Republic First common stock into which the convertible securities could have been converted immediately prior to the effective time of the merger, multiplied by the exchange ratio, rounded down to the nearest whole number of shares of Pennsylvania Commerce common stock, subject to adjustment for events subsequent to the effective time of the merger.

Interests of Certain Persons in the Merger

In considering the recommendations of the boards of directors of Republic First and Pennsylvania Commerce that the shareholders of the respective companies vote in favor of approval of the merger agreement, shareholders should be aware that: (1) Gary L. Nalbandian, chairman, president and CEO of Pennsylvania Commerce, will receive an increase in his base compensation to $595,000 upon completion of the merger transaction; and (2) certain Republic First executive officers and directors have interests in the merger that may be different from, or in addition to, their interests as shareholders of Republic First.  The respective boards of directors of Republic First and Pennsylvania Commerce were aware of these interests and took them into account in their decisions to approve the merger agreement.

Indemnification and Insurance. Pennsylvania Commerce and Republic First have agreed in the merger agreement that, from and after the effective time of the merger, Pennsylvania Commerce will indemnify and hold harmless each present and former director and officer of Republic First or any of its subsidiaries against any losses, claims, damages, liabilities, costs, expenses, judgments, fines and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, pertaining or relating to the merger agreement or such person’s position as a former director or officer of Republic First. Pennsylvania Commerce has also agreed in the merger agreement that, for a period of six years after the effective time of the merger, it will cause the former directors and officers of Republic First to be covered by the directors’ and officers’ insurance policy maintained by Pennsylvania Commerce or by a policy of at least the same coverage and containing terms no less advantageous to its beneficiaries than Republic First’s policy, subject to certain maximum cost limits.

Pennsylvania Commerce Board of Directors.  Pennsylvania Commerce has agreed in the merger agreement that as of the effective time of the merger, it will increase the size of its board of directors by three members to a total of twelve members.  Four of the current directors of Republic First will be appointed to the board of directors of Pennsylvania Commerce and receive compensation for their service on such board.  The specific individuals who will serve as directors of the combined company will be mutually selected by Pennsylvania Commerce and Republic First from the current directors of Pennsylvania Commerce and Republic First prior to the effective time of the merger.  Pennsylvania Commerce’s board of directors anticipates that one of its current directors will resign prior to those appointments.  Information regarding the current directors of Pennsylvania Commerce is included in the definitive proxy statement for Pennsylvania Commerce’s 2008 annual meeting of shareholders, which was filed with the SEC on April 23, 2008, and is incorporated herein by reference.  Information regarding the current directors of Republic First begins on page 94.

Republic First Bank Board of Directors.  For a period following the effective time of the merger, Republic First Bank will continue its existence as a subsidiary of the combined company and it is anticipated that each of the members of its board of directors will continue to serve as a director of Republic First Bank and receive compensation for his service as such.

Stock Options.  Under the terms of the merger agreement, other than certain options issued during and after the third quarter of 2008, all unexercised Republic First options will vest and become exercisable immediately prior to the effective time of the merger, Pennsylvania Commerce will assume the Republic First option plans as of the effective time of the merger and all unexercised Republic First options that remain outstanding on the effective time of the merger will be converted into options to acquire shares of Pennsylvania Commerce common stock in amounts and at exercise prices as described under “—Treatment of Republic First Stock Options” above.  The terms of each Republic First option so assumed will otherwise remain subject to the terms of the applicable Republic First option plan and grant agreements in effect immediately prior to the effective time of the merger.  As of January 29, 2009, Republic First’s directors and executive officers held unexercised Republic First options to purchase a total of approximately 233,540 shares of Republic First common stock with exercise prices ranging from $5.99 to $11.77 per share.  The following table sets forth for each of Republic First’s directors and executive officers information, as of January 29, 2009, concerning the number of stock options that are subject to accelerated vesting in connection with the merger, the date such options would vest in the absence of a merger and the exercise price of such options.

Director or Executive Officer	Options Subject to Acceleration	Grant Date	Expiration Date	Vesting Date (Without Acceleration)	Exercise Price
Barry L. Spevak	3,000	01/23/08	01/23/18	01/23/11	$6.35
Barry L. Spevak	3,300	01/02/07	01/02/17	01/02/10	$11.77
William W. Batoff	3,000	01/23/08	01/23/18	01/23/11	$6.35
William W. Batoff	3,300	01/02/07	01/02/17	01/02/10	$11.77
Robert J. Coleman	3,000	01/23/08	01/23/18	01/23/11	$6.35
Robert J. Coleman	3,300	01/02/07	01/02/17	01/02/10	$11.77
Lyle W. Hall, Jr.	3,000	01/23/08	01/23/18	01/23/11	$6.35
Lyle W. Hall, Jr.	3,300	01/02/07	01/02/17	01/02/10	$11.77
Carol L. Hunter	5,000	01/23/08	01/23/18	01/23/11	$6.35
Harry D. Madonna	12,000	01/23/08	01/23/18	01/23/12	$5.99
Harry D. Madonna	13,200	01/02/07	01/02/17	01/02/11	$11.77
Neal I. Rodin	3,000	01/23/08	01/23/18	01/23/11	$6.35
Neal I. Rodin	3,300	01/02/07	01/02/17	01/02/10	$11.77
Harris Wildstein	3,000	01/23/08	01/23/18	01/23/11	$6.35
Harris Wildstein	3,300	01/02/07	01/02/17	01/02/10	$11.77

Convertible Securities.  As of January 29, 2009, Republic First director Theodore J. Flocco, Jr. and a trust in which Harry D. Madonna maintains an interest hold, respectively, 240 and 3,000 capital securities of Republic First Bancorp Capital Trust IV, which securities are convertible into 36,923 and 461,538 shares, respectively, of Republic First common stock.  Under the terms of the merger agreement, Pennsylvania Commerce will assume Republic First’s obligations with respect to the capital securities as of the effective time of the merger and such capital securities will be convertible into Pennsylvania Commerce common stock in the amounts as described under “Treatment of Republic First Convertible Securities” at page 59.

Deferred Compensation Plan.  Under the terms of the Deferred Compensation Plan, in which certain directors and officers of Republic First participate, upon a change in control such as the proposed merger, all unvested contributions made to plan participants by Republic First participants become fully vested.  In addition, following a “termination of employment,” which under the plan may include the cessation of service of a non-employee director on the Republic First board of directors, plan participants are to receive a distribution of their accounts.  As of September 30, 2008, Messrs. Batoff, Spevak and Wildstein, each of whom is a non-employee director of Republic First are participants in the plan, have fully vested account balances under the plan of $108,460.61, $111,663.66 and $209,127.84, respectively, and no unvested balances.  As of the same date, Harry D. Madonna and Carol L. Hunter, executive officers of Republic First, have vested account balances of $78,391.72 and $0 and unvested balances of $697,269.53 and $11,296.04, respectively.

Supplemental Retirement Plan Agreements.  Under the terms of Republic First’s Amended and Restated Supplemental Retirement Plan Agreements, upon a change in control such as the proposed merger, a participant may require Republic First Bank to assign the insurance policies maintained for his benefit under the plan to him in lieu of receipt of payments by Republic First Bank under the agreement, or require Republic First Bank to commence paying the retirement benefit.  The retirement benefit would otherwise be payable upon the later of a director ceasing to serve as a director of Republic First Bank or attaining age sixty-five.  Messrs. Batoff, Madonna, Rodin and Wildstein participate in the supplemental retirement plan.  Republic First Bank and Mr. Batoff previously agreed to amend his supplemental retirement plan agreement  pursuant to an addendum, under which Mr. Batoff has commenced receiving his retirement benefit.

New Employment Agreement with Harry D. Madonna.  Pursuant to the merger agreement, prior to the effective time of the merger, Pennsylvania Commerce and Harry D. Madonna will enter into a five-year employment agreement that is conditioned upon and is to be effective upon completion of the merger.   This employment agreement will supersede and replace the Republic First agreement under which Mr. Madonna currently serves as chairman, president and chief executive officer of Republic First and Republic First Bank.  Under the employment agreement with Pennsylvania Commerce, Mr. Madonna will serve as vice chairman of Pennsylvania Commerce and continue as president and chief executive officer of Republic First Bank.  Set forth below is a description of the other primary provisions of the employment agreement with Pennsylvania Commerce:

●
On the fifth anniversary date (and on each anniversary date thereafter) of the employment agreement, the term of the agreement will automatically be renewed and extended upon the same terms for a one year period;

●	Subject to annual review and upward adjustment as deemed appropriate by the Pennsylvania Commerce board of directors, the base salary is $400,000 per year;

●
Mr. Madonna is entitled to any fringe benefits and to participate in any cash or other bonus programs, incentive compensation plans, stock option plans or similar benefit or compensation programs now or later in effect and generally made available to executive officers of Pennsylvania Commerce;

●
Mr. Madonna is entitled to other fringe benefits consistent with those that he currently enjoys under his employment agreement with Republic First including, without limitation, use of an automobile, paid holidays, four weeks’ vacation each calendar year and club memberships;

●	Payment of 70% of his total compensation for the balance of the term of the employment agreement if he becomes disabled;

●	A death benefit of three times his total compensation in addition to any amount payable under any group life insurance program;

●
In the event of termination by Pennsylvania Commerce without “cause” (as defined in the agreement) or termination by Mr. Madonna for “good reason” (as defined in the agreement), accelerated vesting of all equity incentives and a severance payment of the greater of three times the compensation then in effect or compensation for the remaining term of the employment agreement.  “Good reason” termination requires both a change in control of Pennsylvania Commerce and within 3 years of the change in control, a material reduction in authority, duties, relocation of office or material breach of the employment agreement;

●
Mr. Madonna is entitled to an additional payment or a “gross-up” of amounts due him in the event that any payment or benefit provided by Pennsylvania Commerce to or for his benefit, whether pursuant to his employment agreement or some other plan, is determined to be an excess parachute payment and subject to an excise tax or any interest or penalties.  Pennsylvania Commerce would make an additional payment to Mr. Madonna in order to place Mr. Madonna in the same position after all federal and state taxes and/or any penalties and interest, that Mr. Madonna would have been in if he did not have to pay the excise tax or any interest or penalty or if the excise tax did not apply;

●	Non-disclosure and non-use of confidential company information;

●	Non-competition with Pennsylvania Commerce or any of its subsidiaries during his employment and for a period of 18 months following termination of employment; and

●	Any severance payment under the employment agreement is subject to Mr. Madonna’s execution of a general release and non-disparagement agreement.

Fractional Shares

Pennsylvania Commerce will not issue fractional shares in the merger. Instead, a cash payment will be paid in an amount equal to the product of (1) the fractional part of a share of Pennsylvania Commerce common stock multiplied by (2) the average closing price of Pennsylvania Commerce common stock as reported on the NASDAQ Stock Market for twenty (20) consecutive trading days, ending on the third calendar day immediately preceding the merger date.  If the third calendar day is not a trading day on the NASDAQ Stock Market, then the 20-day trading period will end on the trading day immediately preceding such calendar day.

Effective Time of the Merger

The merger will become effective at such time as the later of the following has occurred:

●	articles of merger reflecting the merger are filed with the Department of State of the Commonwealth of Pennsylvania, or

●	at a later time as specified in the articles of merger.

We anticipate that the merger will be completed during the early second quarter of 2009. However, completion of the merger could be delayed if there is a delay in satisfying any conditions to the merger. There can be no assurances as to whether, or when, Pennsylvania Commerce and Republic First will complete the merger. If the merger is not completed on or before April 30, 2009, either Pennsylvania Commerce or Republic First may terminate the merger agreement, unless the failure to complete the merger by that date is due to the failure of the party seeking to terminate the merger agreement to perform its covenants in the merger agreement. In addition, either party may extend this closing deadline to July 31, 2009 if the delay is due to failure to obtain governmental approvals. See “– Conditions to the Completion of the Merger” and “– Regulatory Approvals Required for the Merger” below.

Conditions to the Completion of the Merger

Completion of the merger is subject to various conditions. While it is anticipated that all of the applicable conditions will be satisfied, there can be no assurance as to whether or when all of those conditions will be satisfied or, where permissible, waived.

The respective obligations of Pennsylvania Commerce and Republic First to complete the merger are subject to the following conditions:

●	approval of the merger agreement by Republic First and Pennsylvania Commerce shareholders;

●	approval by Pennsylvania Commerce’s shareholders of the proposal to amend Pennsylvania Commerce’ articles of incorporation to increase the number of authorized shares of common stock to 25,000,000;

●	receipt of all required regulatory approvals and expiration of all related statutory waiting periods;

●	absence of any order, decree or injunction of a court or agency of competent jurisdiction that prohibits the completion of the merger;

●	absence of any statute, rule or regulation that prohibits, restricts or makes completion of the merger illegal;

●	absence of any material adverse effect (as defined in the merger agreement) on either party since the date of the merger agreement;

●
effectiveness of the registration statement of which this joint proxy statement/prospectus is a part, and relating to the registration of the shares of Pennsylvania Commerce common stock to be issued in the merger;

●	approval by the NASDAQ Stock Market of listing of the shares of Pennsylvania Commerce common stock to be issued in the merger;

●
accuracy of the other party’s representations and warranties contained in the merger agreement as of the dates specified in that agreement, except, in the case of most of those representations and warranties, where the failure to be so accurate would not have a material adverse effect on the party making those representations and warranties (see “—Representations and Warranties” below), and the performance by the other party of its obligations contained in the merger agreement in all material respects;

●
Republic First Bank having sufficient regulatory capital to qualify as “well capitalized” under applicable regulations and neither Republic First Bank nor Republic First having received any cease and desist order from any regulatory agency;

●
the receipt by each party of an opinion of its counsel substantially to the effect that the merger will be treated for United States federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code;

●	the absence of any pending proceeding by any government entity seeking an injunction to prevent the merger; and

●	Harry D. Madonna entering into an employment agreement with Pennsylvania Commerce at or prior to the effective time of the merger (see “New Employment Agreement with Harry D. Madonna” above.)

Representations and Warranties

Each of Republic First and Pennsylvania Commerce has made representations and warranties to the other in the merger agreement as to, among other things:

●	corporate existence, good standing and qualification to conduct business;

●	due authorization, execution, delivery and enforceability of the merger agreement;

●	capital structure;

●	governmental and third-party consents necessary to complete the merger;

●	absence of any violation of agreements or law or regulation as a result of the merger;

●	compliance with laws;

●	SEC filings;

●	bank regulatory filings;

●	financial statements;

●	absence of material adverse changes;

●	agreements with regulatory agencies and regulatory approvals;

●	receipt of a fairness opinion from its financial advisor;

●	fees payable to financial advisors in connection with the merger;

●	employees and employee benefit matters;

●	loan portfolio status;

●	properties;

●	environmental matters;

●	material contracts;

●	effectiveness of insurance policies;

●	the inapplicability of state anti-takeover laws;

●	absence of legal proceedings and regulatory actions; and

●	tax matters.

Pennsylvania Commerce has also made representations and warranties to Republic First with respect to:

●	setting aside sufficient shares of its common stock for its obligations to Republic First shareholders; and

●	non-ownership of Republic First common stock.

The term “material adverse effect” as used in the merger agreement, means, with respect to Pennsylvania Commerce or Republic First, as the case may be, a material adverse effect on (1) the business, results of operations or financial condition of such party and its subsidiaries taken as a whole, or  (2) the ability of such party and its subsidiaries to effect the transactions contemplated under the merger agreement. In determining whether a material adverse effect has occurred or is likely, the parties will disregard any effects resulting from any of the following:

●	changes in banking or similar laws, rules or regulations or interpretations thereof by courts or governmental authorities;

●	changes in generally accepted accounting principles or regulatory accounting principles that apply to banks, thrifts or their holding companies generally;

●	changes attributable to or resulting from general economic conditions, including changes in the prevailing level of interest rates;

●	any action or omission of either party or their subsidiaries taken in accordance with the terms of the merger agreement or with the prior consent of the other party;

●	any expenses incurred by a party in connection with the merger agreement and the transactions contemplated by the merger agreement;

●	the announcement of the merger agreement and the planned merger transactions; or

●
except in the event of a disproportionate adverse effect on one of the parties, the engagement of the United States in hostilities due to a declaration of a national emergency or war or the occurrence of any military or terrorist attack upon or within the United States or any of its territories, possessions or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States.

Conduct of Business Pending the Merger

Republic First has agreed, during the period from the date of the merger agreement to the completion of the merger (except as expressly provided in the merger agreement and except as otherwise consented to by Pennsylvania Commerce), to conduct its business in the ordinary course consistent with past practice.

In addition, each of the parties has agreed that it will not, and will not permit any of its subsidiaries to, without the prior consent of the other party:

●
take any action that is intended or may reasonably be expected to result in any of that party’s representations and warranties being or becoming untrue, or in any conditions to the merger not being satisfied;

●	take any action or enter into any agreement that would reasonably be expected to jeopardize or materially delay the receipt of any requisite regulatory approval;

●	except as required by generally accepted accounting principles or regulatory accounting principles, change its methods of accounting in effect as of December 31, 2007;

●
declare or pay any dividends on, or make other distributions in respect of its capital stock, other than, in the case of Republic First, Republic First’s periodic distributions on its trust preferred securities, and, in the case of Pennsylvania Commerce, other than its current quarterly dividends on its preferred stock; or

●	take or cause to be taken any action that would reasonably be expected to prevent the merger from qualifying as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

Republic First has agreed to additional covenants that place restrictions on the conduct of business of Republic First and its subsidiaries, including specific covenants providing that Republic First and its subsidiaries will not, without the prior consent of Pennsylvania Commerce:

●	amend its articles of incorporation, bylaws or other similar governing documents;

●
repurchase, redeem or otherwise acquire any shares of capital stock of Republic First or any of its subsidiaries or securities convertible into such stock, except for the acquisition of certain shares held in trust accounts or for debts previously contracted;

●
split, combine or reclassify any shares of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, or in lieu of or in substitution for shares of its capital stock, or issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any shares of capital stock or any securities convertible into, or any rights or options to acquire, any such shares, except:

(1)	upon the exercise or fulfillment of rights or options issued or existing pursuant to employee benefit plans, programs or arrangements, or

(2)	the issuance of common stock upon the conversion of the convertible securities issued or existing on the date of the merger agreement;

●	enter into any new line of business;

●
other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money or assume, engage in any repurchase transactions, guarantee or otherwise become responsible for the obligations of any third party;

●
acquire or agree to acquire any business or any corporation, partnership or other business organization or division of any of those organizations, or acquire any equity interests or assets, other than in connection with foreclosures, settlements in lieu of foreclosures or troubled loan or debt restructurings in the ordinary course of business consistent with past practice;

●	make any capital expenditures, other than in the ordinary course of business or as necessary to maintain existing assets in good repair and not in excess of a total amount of $500,000;

●
except as required by applicable law or as required to maintain qualification pursuant to the Internal Revenue Code of 1986, as amended adopt, amend, or terminate any employee benefit plan or any agreement, arrangement, plan or policy between Republic First  and one or more of its current or former directors, officers or employees (including without limitation any retention, stay bonus, severance or change-of-control agreement, arrangement, plan or policy);

●
except for normal increases in the ordinary course of business consistent with past practice or except as required by applicable law, increase in any manner the compensation or fringe benefits of any director, officer or employee or pay any benefit not required by any plan or agreement in effect as of the date of the merger agreement;

●	sell, purchase, enter into a lease, relocate, open or close any banking office or file any application pertaining to such action with any regulatory agency;

●
incur deposit liabilities, other than deposit liabilities incurred in the ordinary course of business consistent with past practice, or accept any brokered deposit having a maturity longer than 365 days;

●	purchase any mortgage loan servicing rights;

●
other than in the ordinary course of business consistent with past practice, sell, lease, encumber, assign or otherwise dispose of, or agree to sell, lease, encumber, assign or otherwise dispose of, any of its material assets, properties or other rights or agreements; or

●
with respect to any agreement that should be filed with the SEC as a material contract or arrangement, create, renew, amend or terminate, or give notice of a proposed renewal, amendment or termination of, any material contract, agreement or lease for property or services other than the renewal in the ordinary course of business of any lease term which expires before the completion of the merger.

Additional Agreements

Pennsylvania Commerce and Republic First have agreed to the following additional agreements under the merger agreement:

●	to promptly prepare and file with the SEC this joint proxy statement/prospectus and the registration statement on Form S-4 of which this joint proxy statement/prospectus is a part;

●	to use their reasonable best efforts to have the registration statement on Form S-4 declared effective under the Securities Act as promptly as practicable after such filing;

●	to mail this joint proxy statement/prospectus to their respective shareholders;

●	to have Pennsylvania Commerce cause the shares of its common stock to be issued to Republic First shareholders to be listed on the NASDAQ Stock Market;

●
to furnish to each other upon request all information, including written communications received by Pennsylvania Commerce or Republic First, concerning Pennsylvania Commerce and Republic First, as applicable, and their respective subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with this joint proxy statement/prospectus or any other document to be delivered in connection with the merger agreement;

●
to make available to Pennsylvania Commerce or Republic First, as applicable, and to cause each of its respective subsidiaries to make available during normal business hours its properties, books, contracts, commitments, records, officers, employees, accountants, counsel and other representatives and any other information as such party may reasonably request;

●
to take all steps necessary to duly call, give notice of, convene and hold a meeting of its respective shareholders to be held as soon as is reasonably practicable after the date on which the registration statement of which this document is a part becomes effective for the purpose of voting upon the approval of the merger agreement and the consummation of the transactions contemplated by the merger agreement;

●
to recommend to its respective shareholders approval of the merger agreement and the transactions contemplated by the merger agreement, subject to the fiduciary duties of each respective board of directors, and subject in Republic First’s case, to the right of Republic First and its board of directors to take action permitted under the merger agreement with respect to a superior proposal;

●
to take all actions necessary to comply with all legal requirements under the merger agreement and the transactions contemplated by the merger agreement, including obtaining appropriate governmental and third-party consents and other authorizations, and to cause each of its respective subsidiaries to do the same;

●	with respect to employee benefit plans:

(1)	to the same extent that Pennsylvania Commerce employees are eligible to participate, Republic First employees will be eligible to participate in Pennsylvania Commerce benefit plans;

(2)
in those Pennsylvania Commerce plans for which length of service is taken into account for any purpose, service with Republic First will be treated as service with Pennsylvania Commerce but recognition of such service will not result in a duplication of benefits;

(3)
prior to the effective date of the merger, Republic First may adopt a severance plan for those employees not otherwise entitled to a severance benefit and who will not be retained by Pennsylvania Commerce following completion of the merger and may also adopt a retention bonus plan;

(4)
Pennsylvania Commerce will maintain the severance plan for at least one year after the effective date of the merger and will retain the retention bonus plan until the companies’ obligations under the plan are fulfilled;

●
to have Pennsylvania Commerce, or its successors and assigns, as applicable, indemnify Republic First, including its directors, officers, employees and subsidiaries, after the effective time of the merger with respect to actions against them for losses, claims, damages, liabilities, costs and expenses arising in whole or in part out of, or pertaining to,

(1)
the fact that such person was a director, officer or employee of Republic First or its subsidiaries (except that this indemnification does not extend to any threatened or actual claim, action, suit, proceeding or investigation based on any action or inaction of any director, officer or employee in such individual’s capacity as director, officer or employee of any former subsidiary of Republic First on and after January 31, 2005), or

(2)
the merger agreement or any of the transactions contemplated by the merger agreement; except that Pennsylvania Commerce will not be required to indemnify such parties if the loss, claim, damage, liability, cost or expense arose out of, or resulted from, gross negligence, criminal activity, willful misconduct or recklessness of such party; and

●
upon the effectiveness of the merger, to expand the Pennsylvania Commerce  board of directors to 12 members and appoint from Republic First’s board of directors to the Pennsylvania Commerce board of directors four members mutually designated by Republic First and Pennsylvania Commerce.

No Solicitation by Republic First

Republic First has agreed that it will not, and it will not authorize or permit any of its directors, officers, agents, employees, investment bankers, attorneys, accountants, advisors, affiliates or representatives to, directly or indirectly:

●	initiate, solicit, encourage or facilitate any inquiries;

●
enter into or participate in any discussions or negotiations with, furnish information relating to Republic First or any of its subsidiaries or afford access to the business, properties, assets, books or records of Republic First or any of its subsidiaries to, otherwise cooperate in any way with, or knowingly assist, participate in, facilitate, encourage any effort by a third party;

●	make any approval, recommendation or endorsement; or

●	enter into a any letter of intent or similar document or any contract, agreement or commitment;

relating to the following:

●	a tender offer or exchange offer, or proposal for a merger, acquisition of all of the stock or assets of, or other business combination, involving Republic First or its subsidiaries; or

●	the acquisition of 50% or more of the total voting power of Republic First or acquisition of 50% or more of the assets of Republic First or any of its subsidiaries.

In this discussion, any offer or proposal of the type described in the above points is referred to as an “acquisition proposal.”

In addition, Republic First has agreed that it will not, and it will not authorize or permit any of its directors, officers, agents, employees, investment bankers, attorneys, accountants, advisors, affiliates or representatives to, directly or indirectly:

●
fail to make, withdraw or modify in a manner adverse to Pennsylvania Commerce, its recommendation to its shareholders to approve the merger agreement, except to the extent otherwise permitted and described below; or

●	grant any waiver or release under any standstill agreement with respect to any class of equity securities of Republic First.

The board of directors of Republic First may:

●
comply with Rule 14d-9 and Rule 14e-2 under the Securities Exchange Act of 1934, as amended (relating to recommendation or solicitation of tender offers) with regard to an acquisition proposal, provided that the Republic First board does not withdraw or modify in a manner adverse to Pennsylvania Commerce its recommendation to its shareholders to approve the merger agreement (except as noted below); and

●	provide confidential information to, or enter into discussion or negotiations with, a third party in connection with a superior proposal (as defined below).

The term “superior proposal,” as defined under the merger agreement, means any bona-fide, unsolicited written acquisition proposal made by a person other than Pennsylvania Commerce, which the Republic First board of directors in good faith concludes, after consultation with its financial advisors and outside counsel, taking into account, among other things, all fees, expense reimbursement provisions, conditions and all legal, financial, regulatory and other aspects of the proposal and the person making the proposal:

●
is more favorable to shareholders (in their capacities as shareholders) than the transactions contemplated by the merger agreement with Pennsylvania Commerce and for which financing, to the extent required, is then fully committed or reasonably determined to be available by the Republic First board; and

●	is reasonably capable of being completed.

However, prior to providing confidential information to, or entering into discussions or negotiations with, the other party in connection with a superior proposal, the Republic First board of directors must determine after consultation with counsel that failure to take such action would be inconsistent with the directors’ fiduciary duties to Republic First’s shareholders under applicable law. In addition, Republic First must execute a confidentiality agreement with the other party, with terms no less favorable than those under Republic First’s confidentiality agreements with Pennsylvania Commerce, and must advise Pennsylvania Commerce of the requests for such information and the material terms and conditions relating to that other party’s superior proposal within at least 72 hours of providing such information or engaging in discussions or negotiations with the third party.

Republic First also may, in order to accept a superior proposal, withdraw or modify in a manner adverse to Pennsylvania Commerce its recommendation to its shareholders to approve the merger agreement.

Regulatory Approvals Required for the Merger

Completion of the merger is subject to the prior receipt of all consents or approvals of, and the provision of all notices to federal and state authorities required to complete the merger of Pennsylvania Commerce and Republic First, except to the extent that a regulatory agency may waive any such requirement.

Pennsylvania Commerce and Republic First have agreed to use their reasonable best efforts to obtain all regulatory approvals required to complete the merger. These approvals include approval from the Board of Governors of the Federal Reserve System and the Pennsylvania Department of Banking.  The merger cannot proceed in the absence of these required regulatory approvals.

Pennsylvania Commerce and Republic First are not aware of any material governmental approvals or actions that are required prior to the parties’ completion of the merger other than those described below and compliance with the applicable corporation laws of Pennsylvania. If any additional governmental approvals or actions are required, the parties presently intend to seek those approvals or actions.

Federal Reserve Board. The Federal Reserve Board may not approve the merger if:

●	it would result in a monopoly or would be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any part of the United States; or

●	the effect of the merger, in any section of the country, may be to substantially lessen competition, or tend to create a monopoly, or in any manner restrain trade,

unless in each case the Federal Reserve Board finds that the anticompetitive effects of the proposed transaction are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the communities to be served. In every case, the Federal Reserve Board is required to consider the financial and managerial resources and future prospects of the bank holding company or companies and the banks concerned and the convenience and needs of the communities to be served. Under the Community Reinvestment Act of 1977, the Federal Reserve Board also must take into account the record of performance of each applicant bank in meeting the credit needs of the entire community, including low and moderate-income neighborhoods, served by such bank. In addition, the Federal Reserve Board must take into account the effectiveness of the bank holding company or companies in combating money laundering activities. In addition, the Federal Reserve Board must take into consideration the effectiveness of the banks concerned in combating money laundering activities.  Applicable regulations require publication of notice of an application for approval of the bank merger and an opportunity for the public to comment on the application in writing and to request a hearing. Any transaction approved by the Federal Reserve Board generally may not be completed until 30 days after such approval, during which time the U.S. Department of Justice may challenge such transaction on antitrust grounds and seek divestiture of certain assets and liabilities. With the approval of the Federal Reserve Board and the U.S. Department of Justice, the waiting period may be reduced to 15 days.

State Approval and Notices. The merger is subject to the prior approval of the Pennsylvania Department of Banking under Section 115 of the Pennsylvania Banking Code. In determining whether to approve the merger, the Pennsylvania Department of Banking will consider, among other things, whether the purposes and probable effects of the merger would be consistent with the purposes of the Pennsylvania Banking Code, as set forth in Section 103 thereof, and whether the merger would be prejudicial to the interests of the depositors, creditors, beneficiaries of fiduciary accounts or shareholders of the institutions involved.

There can be no assurance that all requisite approvals will be obtained or that such approvals will be received on a timely basis.

Termination of the Merger Agreement

General. The merger agreement may be terminated at any time prior to completion of the merger, whether before or after the approval of the merger by both the shareholders of Republic First and of Pennsylvania Commerce, in any of the following ways:

●	by mutual consent of Pennsylvania Commerce and Republic First;

●
by either Pennsylvania Commerce or Republic First, 30 days after the date on which any application for a required regulatory approval is denied or is withdrawn at the request of the governmental entity which must grant that approval, unless within the 30-day period following a denial or withdrawal a petition for rehearing or an amended application has been filed with that governmental entity; except that no party may so terminate the merger agreement if a denial or request for withdrawal is a result of the failure of that party to perform or observe its covenants contained in the merger agreement;

●	by either Pennsylvania Commerce or Republic First, if any governmental entity has issued a final nonappealable order enjoining or otherwise prohibiting the merger;

●
by either Pennsylvania Commerce or Republic First, if the merger is not completed on or before April 30, 2009 and neither party has requested an extension as permitted under the merger agreement by that date, unless the failure of the closing to occur by that date is due to the failure of the party seeking to terminate the merger agreement to perform its covenants and agreements contained in the merger agreement;

●
by either Pennsylvania Commerce or Republic First, if the merger is not completed on or before July 31, 2009 and the following events have occurred:  either Pennsylvania Commerce or Republic First requested an extension of the merger completion date (from April 30, 2009) because by March 15, 2009, either (1) all required regulatory approvals had not been received or (2) the registration statement of which this document is a part had not been declared effective by the SEC;

●
by either Pennsylvania Commerce or Republic First, if (1) the terminating party is not then in material breach of its obligations under the merger agreement regarding shareholder approval, except as otherwise permitted with respect to a superior proposal and (2) the approval of the shareholders of either Pennsylvania Commerce of Republic First required for completion of the merger is not obtained, after all reasonable efforts, at the special meetings to be held by Pennsylvania Commerce and Republic First, or at any adjournment or postponement thereof;

●
by either Pennsylvania Commerce or Republic First, if (1) the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained in the merger agreement and (2) there has been a material breach of any of the representations or warranties of the other party in the merger agreement, which breach is not cured within 30 days following written notice to the party committing the breach, or which breach, by its nature, cannot be cured prior to the closing date of the merger, and which breach, individually or together with all other breaches, would, if occurring or continuing on the closing date, result in the failure of the condition relating to the breaching party’s representations and warranties as described above under “– Conditions to Completion of the Merger;”

●
by either Pennsylvania Commerce or Republic First if (1) the terminating party is not then in material breach of any representation, warranty, covenant or agreement contained in the merger agreement, and (2) there has been a material breach of any of the covenants or agreements of the other party in the merger agreement, which breach is not cured within 30 days following written notice to the party committing the breach, or which breach, by its nature, cannot be cured prior to the closing date of the merger;

●
by Pennsylvania Commerce if the Republic First board of directors, in order to accept a superior proposal, withdraws or modifies in a manner adverse to Pennsylvania Commerce its recommendation to its shareholders to approve the merger agreement;

●	by Republic First in order to enter into a definitive agreement with respect to a superior proposal; or

●
by Republic First, if the price of Pennsylvania Commerce common stock declines below certain levels established by formulas set forth in the merger agreement, and as described in the following paragraphs.

Price-based termination. According to the terms of the merger agreement, Republic First has the right to terminate the merger if both of the following conditions are satisfied:

(1)
the average closing price of Pennsylvania Commerce common stock as reported on the NASDAQ Stock Market for the 20 consecutive trading days ending on the third calendar day (if this day is not a trading day on the NASDAQ Stock Market, then, the trading day immediately preceding the third calendar day) immediately prior to the effective date of the merger is less than $23.09, and

(2)	the “Pennsylvania Commerce Ratio” is less than the “Bank Index Ratio.”

●
“Pennsylvania Commerce Ratio” is the amount obtained by dividing the average of the last reported sale prices per share of Pennsylvania Commerce common stock as reported on the NASDAQ Stock Market during the 20-day valuation period by $28.86.

●
“Bank Index Ratio” is the amount obtained by dividing the closing price of the NASDAQ Bank Index on the third calendar day (if this day is not a trading day on the NASDAQ Stock Market, then, the trading day immediately preceding the third calendar day) immediately prior to the effective date of the merger by $2,146.31 (which was the closing price of the NASDAQ Bank Index on November 7, 2008), and subtracting 0.20 from that quotient.

●
The closing per share price of Pennsylvania Commerce common stock on November 7, 2008, the date of the merger agreement, was $28.86.  On January 29, 2009, the closing per share price of Pennsylvania Commerce common stock was $20.73, or approximately 28.2% less than the closing price on the date of the merger agreement.  Similar changes in stock prices occurred throughout the banking industry during this period, as evidenced by the change in the NASDAQ Bank Index, which declined approximately 24.3%, from 2,146.31 at November 7, 2008, to 1,625.04 at January 29, 2009.

In order to exercise this termination right, Republic First would have to give prompt written notice to Pennsylvania Commerce at any time during the two-day period ending on the day the merger would otherwise become effective. During the two-day period beginning with its receipt of Republic First’s notice, Pennsylvania Commerce will have the option to avoid termination by electing to increase the exchange ratio in a manner such that the conditions in either clause (1) or (2) immediately above will be deemed not to exist, as follows:

●
the condition set forth in clause (1) above will be deemed not to exist if the exchange ratio is increased so that the per share consideration after the increase is not less than 80% of the per share consideration calculated by using $28.86 in lieu of the average closing price per share of Pennsylvania Commerce common stock as referred to above; and

●	The condition set forth in clause (2) above will be deemed not to exist if the exchange ratio is increased so that the Adjusted Pennsylvania Commerce Ratio is not less than the Bank Index Ratio.

The term “Adjusted Pennsylvania Commerce Ratio” means the number obtained by multiplying (x) the Pennsylvania Commerce Ratio, by (y) the quotient obtained by dividing (A) the exchange ratio, after giving effect to any increase in exchange ratio made by Pennsylvania Commerce  in order for Republic First not to terminate the merger agreement, by (B) the exchange ratio prior to giving effect to such increase.

It is not possible to know whether the price-based termination right will be triggered until the third calendar day immediately prior to the effective date of the merger. If the third calendar day is not a trading day on the NASDAQ Stock Market, then the period during which the price-based termination right will be determined will end on the trading day immediately preceding the third calendar day. The Republic First board has made no decision as to whether it would exercise its right to terminate the merger agreement if the termination right were triggered. In considering whether to exercise its termination right, the Republic First board of directors would, consistent with its fiduciary duties, take into account all relevant facts and circumstances that exist at that time and would consult with its financial advisors and legal counsel. If Republic First’s shareholders approve the merger agreement at the special meeting and afterward the price-based termination right is triggered, the Republic First board of directors will have the authority, consistent with its fiduciary duties, to elect either to complete the merger, whether or not there is any increase in the exchange ratio and without any further action by or re-solicitation of the shareholders of Republic First, or to terminate the merger agreement.

Termination Fee. Republic First must pay Pennsylvania Commerce a termination fee of $5 million if:

1.
(a)  Pennsylvania Commerce terminates the merger agreement because Republic First (i) breaches its covenants relating to non-solicitation as described above under “– No Solicitation by Republic First,” (ii) fails to recommend the merger to its shareholders or withdraws or adversely modifies its recommendation of the merger, or (iii) fails to take all necessary action to comply with all legal requirements to consummate the transactions contemplated in the merger agreement, and to obtain any governmental consent, approval or authorization in connection with the merger; or

(b)  Republic First terminates the merger agreement in order to accept a superior proposal and

2.	Republic First receives a third party acquisition proposal prior to termination of the merger agreement and any of the following events occurs within twelve months following such termination:

●	Republic First merges with a third party;

●	a third party directly or indirectly acquires more than 50% of the total assets; or

●	a third party directly or indirectly acquires more than 50% of the total outstanding common stock of Republic First.

Republic First agreed to this termination fee arrangement in order to induce Pennsylvania Commerce to enter into the merger agreement. This arrangement could have the effect of discouraging other companies from trying to acquire Republic First.

Effect of Termination. If the merger agreement is terminated, it will become void and there will be no liability on the part of Pennsylvania Commerce or Republic First or their respective officers or directors, except that:

●	any termination will be without prejudice to the rights of any party arising out of the willful breach by the other party of any provision of the merger agreement;

●	certain provisions of the merger agreement relating to the payment of fees and expenses and the confidential treatment of information will survive the termination; and

●
except as otherwise provided by the merger agreement, Pennsylvania Commerce and Republic First each will bear its own expenses in connection with the merger agreement and the transactions contemplated by the merger agreement.

Extension, Waiver and Amendment of the Merger Agreement

Extension and Waiver. At any time prior to the completion of the merger, each of Pennsylvania Commerce and Republic First may, to the extent legally allowed:

●	extend the time for the performance of the other party’s obligations under the merger agreement;

●	waive any inaccuracies in the other party’s representations and warranties contained in the merger agreement; and

●	waive the other party’s compliance with any of its agreements contained in the merger agreement, or waive compliance with any conditions to its obligations to complete the merger.

Amendment. Subject to compliance with applicable law, Pennsylvania Commerce and Republic First may amend the merger agreement at any time before or after approval of the merger agreement by Republic First shareholders. However, after approval of the merger agreement by Republic First shareholders, there may not be, without their further approval, any amendment of the merger agreement that reduces the amount or changes the form of the consideration to be delivered to the Republic First shareholders except as contemplated by the merger agreement.

This description of Republic First’s and Pennsylvania’s rights to terminate the merger agreement is not complete and is qualified in its entirety by reference to the specific provisions of the merger agreement.

NASDAQ Listing

Pennsylvania Commerce common stock is listed on the NASDAQ Stock Market. Pennsylvania Commerce has agreed to use its reasonable best efforts to cause the shares of Pennsylvania Commerce common stock to be issued in the merger to be listed with the NASDAQ Stock Market. It is a condition of the merger that those shares be listed with the NASDAQ Stock Market.

Expenses

The merger agreement provides that each of Pennsylvania Commerce and Republic First will pay its own expenses in connection with the transactions contemplated by the merger agreement.

Dissenters Rights

Dissenters rights are statutory rights that enable shareholders who object to extraordinary transactions, such as mergers, to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to shareholders in connection with the extraordinary transaction. Dissenters rights are not available in all circumstances and exceptions to those rights are set forth in the Pennsylvania business corporation law.

Neither Pennsylvania Commerce nor Republic First shareholders are entitled to dissenters rights under Pennsylvania law in connection with the merger because their shares are listed on the NASDAQ Stock Market. Pennsylvania law generally states that in connection with the consummation of a plan of merger, shareholders of a company whose stock is listed on a national securities exchange are not entitled to dissenters rights.

Accounting Treatment

The merger will be accounted for as a “purchase,” as that term is used under generally accepted accounting principles, for accounting and financial reporting purposes. Under purchase accounting, the assets and liabilities of  Republic First as of the effective time of the merger will be recorded at their respective fair values and added to those of Pennsylvania Commerce. Any excess of cost over the fair value of the net assets acquired is recorded as goodwill. Consolidated financial statements of Pennsylvania Commerce issued after the merger would reflect these fair values and would not be restated retroactively to reflect the historical consolidated financial position or results of operations of Republic First.  For purposes of disclosing pro forma information in this joint proxy statement/prospectus, Pennsylvania Commerce has made a preliminary determination of the fair value of Republic First assets and liabilities based upon current estimates and assumptions, which is subject to revision upon consummation of the merger.

UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION

The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and does not indicate financial results of the combined companies had the companies actually been combined at the beginning of each period presented and had the impact of possible revenue enhancements, expense efficiencies, and asset dispositions, among other factors, been considered. In addition, as explained in more detail in the accompanying notes to the unaudited pro forma condensed combined financial information, the allocation of the purchase price reflected in the pro forma condensed combined financial information is subject to adjustment.

		Pennsylvania Commerce	Republic First	Pro Forma		Pro Forma
		9/30/2008	9/30/2008	Adjustments		Consolidated
	(dollars in thousands, except per share data)
Assets	Cash and due from banks	$46,401	$19,354	$(1,000	) (A)	$64,755
	Federal funds sold	0	38,382			38,382
	Cash and cash equivalents	46,401	57,736	(1,000)		103,137
	Securities, available for sale at fair value	355,595	86,345			441,940
	Securities, held to maturity at cost	195,841	203		(K)	196,044
	Loans, held for sale	31,935	0			31,935
	Loans receivable, net of allowance for loan losses	1,369,149	764,245	(14,720	) (B)	2,118,674
	Restricted investments in bank stock	19,122	6,401			25,523
	Premises and equipment, net	86,543	14,411		(K)	100,954
	Goodwill	0	0	38,608	(C)	38,608
	Other Intangibles	0	0	12,173	(D)	12,173
	Other assets	20,693	35,391			56,084
	Total assets	$2,125,279	$964,732	$35,061		$3,125,072

Liabilities	Deposits :
	Noninterest-bearing	278,911	77,728			356,639
	Interest-bearing	1,410,849	651,759	3,598	(E)	2,066,206
	Total deposits	1,689,760	729,487	3,598		2,422,845
	Short-term borrowings and repurchase agreements	230,688	100,682			331,370
	Long-term debt	79,400	47,476	(124	) (F)	126,752
	Deferred tax liability			(2,107	) (G)	(2,107)
	Other liabilities	11,361	7,830			19,191
	Total liabilities	2,011,209	885,475	1,367		2,898,051

Shareholders'	Preferred stock - Series A noncumulative; $10.00 par value	400	0			400
Equity	Common stock - $1.00 par value for Pennsylvania Commerce
	$0.01 par value for Republic First	6,371	110	(110	) (I)	10,274
				3,903	(H)
	Surplus	72,637	72,139	5,815	(J)	181,685
				(72,139	) (I)
				103,233	(H)
	Retained earnings	48,947	8,871	(8,871	) (I)	48,947
	Accumulated other comprehensive loss	(14,285)	(1,863)	1,863	(I)	(14,285)
	Total shareholders' equity	114,070	79,257	33,694		227,021
	Total liabilities and stockholders' equity	$2,125,279	$964,732	$35,061		$3,125,072

(A)	Republic First's after-tax merger-related expenses prior to close. Such costs include fees related to accounting, legal, and investment banker services.
(B)	Fair value adjustment to Republic First's loans.
(C)	To record excess purchase price over fair value of assets and liabilities.
(D)	To record the fair value of Republic First's core deposit intangible.
(E)	Fair value adjustment to Republic First's non-core deposits.
(F)	Fair value adjustment to Republic First's long-term borrowings.
(G)
Adjustment to record the net deferred tax impact arising from adjustments to record fair values of assets and liabilities.  The tax effect of the pro forma adjustments employed an incremental tax rate of 35%.

(H)	To record purchase price.
(I)	Adjustment to eliminate Republic First's historical shareholders' equity.
(J)	Write up of the intrinsic value of Republic First's convertible preferred trust preferred.
(K)	Fair value adjustment was deemed immaterial.

Allocation of Purchase Price - $10.00 per Share Deal Price
(Dollars in thousands except per share data)
Purchase Price:
Purchase Price Assigned to Stock:
Common Stock FRBK			$11,031
Less: Treasury Stock FRBK			(416)
Shares exchanged for stock			10,615
Exchange ratio			0.364
COBH common stock to be issued			3,867
+ Common Share Equivalents issued			36
Total Shares issued COBH			3,903
Market value per COBH common share			$27.45
Purchase price assigned to shares exchanged for stock				107,136

Purchase Price Assigned to Convertible Trust Preferred
Balance of Convertible Trust Preferred FRBK		10,800
Conversion Price	$	÷ 6.50
Shares Upon Conversion FRBK			1,662
Deal Price		$10.00
Conversion Price		$6.50
Market value per converted share			$3.50
Total Incremental Market value			5,815
Balance of Convertible Trust Preferred FRBK			10,800
Purchase price assigned to convertible trust preferred FRBK				16,615

Total Purchase Price				123,751

Net Assets Acquired:
Fair Value of FRBK Investments		86,548
Fair Value of FRBK Net Loans		749,525
Fair Value of FRBK Non-Earning Assets		113,939
Fair Value of Assets			950,012

Fair Value of FRBK Core Deposits		338,042
Fair Value of FRBK Time Deposits		382,870
Fair Value of FRBK Borrowings		125,558
Fair Value of FRBK Trust Preferred		11,676
Fair Value of FRBK Deferred Tax Liability		(2,107)
Fair Value of FRBK Other Liabilities		7,830
Fair Value of Liabilities			863,869
Estimated Fair Value of Net Assets Acquired			86,143

Less: Estimated FRBK Merger-Related Expenses			(1,000)
Adjusted Net Assets Acquired				85,143
Goodwill resulting from merger				$38,608

		Pennsylvania Commerce	Republic First
		Year	Year
		Ending December 31,	Ending December 31,
	(in thousands, except per share amounts)	2007	2007	Pro Forma Adjustments		Pro Forma Consolidated

Interest	Loans receivable, including fees	$78,862	$62,184	$1,894	(A)	$142,940
Income	Securities :
	Taxable	37,060	4,963			42,023
	Tax - exempt	65	513			578
	Federal funds sold	0	686			686
	Total interest income	115,987	68,346	1,894		186,227

Interest	Deposits	42,197	31,186	(3,368)	(B)	70,015
Expense	Other Borrowings	14,298	7,121	67	(C)	21,486
	Total interest expense	56,495	38,307	(3,301)		91,501
	Net interest income	59,492	30,039	5,195		94,726
	Provision for loan losses	1,762	1,590			3,352
	Net interest income after provision for loan losses	57,730	28,449	5,195		91,374

Noninterest	Service charges and other fees	20,688	2,364			23,052
Income	Other operating income	702	709			1,411
	Gain or (loss) on sale/call of securities	171	0			171
	Gain on sales of loans	1,262	0			1,262
	Total noninterest income	22,823	3,073	0		25,896

Noninterest	Salaries and employee benefits	34,495	10,612			45,107
Expenses	Occupancy	7,560	2,420			9,980
	Furniture and equipment	4,075	1,360			5,435
	Advertising and marketing	3,334	503			3,837
	Data processing	6,501	693			7,194
	Amortization of intangibles	0	0	2,213	(D)	2,213
	Other	14,842	5,776			20,618
	Total noninterest expenses	70,807	21,364	2,213		94,384
	Income before income taxes	9,746	10,158	2,982		22,886
	Provision for federal income taxes	2,745	3,273	1,044		7,062
	Net income	$7,001	$6,885	$1,938		$15,824
	Net income per common share: Basic	$1.11	$0.66			$1.56
	Diluted	1.07	0.65			1.53
	Average Common and Common Equivalent Shares Outstanding:
	Basic	6,237	10,390	(10,390)	(E)	10,140
				3,903	(F)
	Diluted	6,462	10,662	(10,662)	(E)	10,365
				3,903	(F)

(A)				Amortization of fair value adjustment to loans using a level yield method over a weighted average remaining life of approximately 3 years.
(B)				Amortization of fair value adjustment to non-core deposits using a level yield method over a weighted average remaining life of approximately 4 months.
(C)				Amortization of fair value adjustment to long-term borrowings using a level yield method over a weighted average remaining life of approximately 1.5 years.
(D)				Amortization of core deposit intangible over a 10 year period using a sum of the digits method.
(E)				Adjustment to eliminate FRBK's historical shareholders' equity.
(F)				To record purchase price.

		Pennsylvania Commerce	Republic First
		Nine Months	Nine Months
		Ending September 30	Ending September 30
	(in thousands, except per share amounts)	2008	2008	Pro Forma Adjustments		Pro Forma Consolidated

Interest	Loans receivable, including fees	$61,292	$37,821	$938	(A)	$100,051
Income	Securities :
	Taxable	21,934	3,315			25,249
	Tax - exempt	49	326			375
	Federal funds sold	0	199			199

	Total interest income	83,275	41,661	938		125,874

Interest	Deposits	17,554	16,771	(188)	(B)	34,137
Expense	Other Borrowings	8,399	3,046	52	(C)	11,497

	Total interest expense	25,953	19,817	(136)		45,634
	Net interest income	57,322	21,844	1,074		80,240
	Provision for loan losses	4,075	5,898			9,973
	Net interest income after provision for loan losses	53,247	15,946	1,074		70,267

Noninterest	Service charges and other fees	17,935	1,463			19,398
Income	Other operating income	499	705			1,204
	Gain or (loss) on sale/call of securities	(157)	5			(152)
	Gain on sales of loans	574	0			574
	Total noninterest income	18,851	2,173	0		21,024

Noninterest	Salaries and employee benefits	27,730	7,752			35,482
Expenses	Occupancy	6,080	1,809			7,889
	Furniture and equipment	3,254	1,007			4,261
	Advertising and marketing	2,318	353			2,671
	Data processing	5,337	620			5,957
	Amortization of intangibles	0	0	1,494	(D)	1,494
	Other	12,620	6,976			19,596
	Total noninterest expenses	57,339	18,517	1,494		77,350
	Income (loss) before income taxes	14,759	(398)	(420)		13,941
	Provision for federal income taxes (benefit)	4,614	(342)	(147)		4,125
	Net income (loss)	$10,145	$(56)	$(273)		$9,816
	Net income (loss) per common share: Basic	$1.59	$(0.01)			$0.95
	Diluted	1.55	(0.01)			0.94
	Average Common and Common Equivalent Shares Outstanding:
	Basic	6,342	10,463	(10,463)	(E)	10,245
				3,903	(F)
	Diluted	6,511	11,230	(11,230)	(E)	10,414
				3,903	(F)

(A)		Amortization of fair value adjustment to loans using a level yield method over a weighted average remaining life of approximately 3 years.
(B)		Amortization of fair value adjustment to non-core deposits using a level yield method over a weighted average remaining life of approximately 4 months.
(C)		Amortization of fair value adjustment to long-term borrowings using a level yield method over a weighted average remaiing life of approximately 1.5 years.
(D)		Amortization of core deposit intangible over a 10 year period using a sum of the digits method.
(E)		Adjustment to eliminate FRBK's historical shareholders' equity.
(F)	To record purchase price.

MARKET PRICES AND DIVIDEND INFORMATION

Both Pennsylvania Commerce common stock and Republic First common stock trade on the NASDAQ Stock Market under the symbols “COBH” and “FRBK” respectively.

The following table lists trading information for Republic First common stock and Pennsylvania Commerce common stock on November 7, 2008 and February 3, 2009.  November 7, 2008 was the last full day of trading of common stock of Pennsylvania Commerce and Republic First before the public announcement of the signing of the merger agreement.  February 3, 2009 was the last full trading day prior to the printing of this joint proxy statement/prospectus.  The table also shows the equivalent per share value of one share of Republic First common stock, based on the closing price of Pennsylvania Commerce on these dates.

	Pennsylvania Commerce			Republic First
	High	Low	Close	High	Low	Close	Equivalent Per Share
November 7, 2008	$29.50	28.51	28.86	8.87	8.58	8.75	10.00
February 3, 2009	$21.40	20.88	21.40	7.90	7.51	7.57	8.13

The table below lists the high and low quarterly sales price for the common stock of Pennsylvania Commerce and Republic First as reported in published financial sources for the periods shown.  Market quotations for Republic First reflect inter-dealer prices, without retail mark-up, markdown, or commission, and may not necessarily reflect actual transactions.  The Republic First information for 2006 has been restated for a 10% stock dividend declared during 2007.  During the periods shown below, neither Pennsylvania Commerce nor Republic First paid any cash dividends on its common stock.

	Pennsylvania Commerce		Republic First
	High	Low	High	Low
Fiscal year 2008:
Fourth Quarter	$31.00	22.23	9.19	7.26
Third Quarter	$33.82	20.81	10.73	5.71
Second Quarter	$29.39	24.01	7.75	4.20
First Quarter	$27.92	23.79	8.59	4.31

Fiscal year 2007
Fourth Quarter	$33.11	27.46	8.94	6.77
Third Quarter	$31.65	22.35	9.92	7.25
Second Quarter	$29.28	25.20	11.93	9.45
First Quarter	$29.26	26.09	12.09	11.09

Fiscal year 2006
Fourth Quarter	$26.84	24.77	12.37	11.36
Third Quarter	$31.68	25.58	12.53	11.36
Second Quarter	$32.00	26.54	12.95	11.90
First Quarter	$33.50	30.01	12.29	10.55

As of January 29, 2009, the record number of Pennsylvania Commerce shareholders was approximately 2,500 and the number of Republic First shareholders was approximately 2,218, including 161 record holders and an estimate of individual participants who held shares through registered clearing agencies and their nominees.  Following the merger, Pennsylvania Commerce’s common stock will continue to be listed on the NASDAQ Stock Market, and there will be no further market for Republic First common stock.

RECENT DEVELOPMENTS

Pennsylvania Commerce Earnings Release

On January 27, 2009, Pennsylvania Commerce reported the selected consolidated historical financial and other data contained in the table on the following page at the dates and for the periods indicated.  The information as of and for the three months and year ended December 31, 2008 is derived from unaudited financial statements.  Pennsylvania Commerce’s management prepared the unaudited information on the same basis as it prepared Pennsylvania Commerce’s audited consolidated financial statements.  In the opinion of Pennsylvania Commerce’s management, this information reflects all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of this data for those dates.  You should read this information in conjunction with Pennsylvania Commerce’s Annual Report on Form 10-K for the year ended December 31, 2007, which is incorporated by reference herein.

Pennsylvania Commerce Bancorp, Inc. Selected Consolidated Financial Data (Unaudited)

	At or for the Three Month Ended December 31,		At or for the Year Ended December 31,
(dollars in thousands, except per share data)	2008	2007	2008	2007
Balance Sheet Data:
Total assets			$2,140,527	$1,979,011
Loans held for sale			41,148	14,143
Loans receivable (net)			1,423,064	1,146,629
Securities available for sale			341,656	387,166
Securities held to maturity			152,587	257,467
Deposits			1,633,985	1,560,896
Short-term borrowings and long-term debt			379,525	296,735
Stockholders' equity			114,470	112,335

Income Statement Data:
Net interest income	$21,383	$16,820	$78,705	$59,492
Provision for loan losses	3,400	245	7,475	1,762
Noninterest income	6,582	6,132	25,433	22,823
Noninterest operating expenses	20,570	19,171	77,909	70,807
Income before income taxes	3,995	3,536	18,754	9,746
Net income	2,756	2,467	12,901	7,001

Common Share Data:
Net income per share: Basic	$0.43	$0.39	$2.02	$1.11
Diluted	0.42	0.38	1.97	1.07
Book Value per share			17.60	17.63

Selected Ratios:
Return on average assets	0.52%	0.49%	0.64%	0.36%
Return on average stockholders' equity	9.76	8.83	11.42	6.59
Net interest margin	4.20	3.60	4.09	3.30

Liquidity and Capital:
Average loans to average deposits	89.74%	71.37%	83.62%	69.22%
Average stockholders' equity to average total assets	5.29	5.58	5.57	5.52
Leverage ratio			7.52	7.26
Risk based capital: Tier 1			9.66	10.03
Total			10.68	10.78

Asset Quality:
Net charge-offs to average loans outstanding	0.04%	0.02%	0.11%	0.07%
Nonperforming loans to total period-end loans			1.88	0.25
Nonperforming assets to total period-end assets			1.30	0.17
Allowance for loan losses to total period-end loans			1.16	0.93
Allowance for loan losses to nonperforming loans			62	366

Total Assets, Loans and Deposits

Total assets were $2.1 billion at December 31, 2008, up $161.5 million, or 8%, from the end of 2007.  This growth is attributable to an increase in net loans receivable of $276.4 million, or 24%, from $1.15 billion to $1.42 billion.  The loan growth was funded by an increase in total deposits of $73.1 million, an $82.3 million increase in short term borrowings, and a decrease of $150.4 million in the investment securities portfolio.

Capital

Stockholders’ equity at December 31, 2008 totaled $114.5 million, an increase of $2.1 million, or 2%, over stockholders’ equity of $112.3 million at December 31, 2007.  Excluding the effect of the unrealized loss (net of taxes) on securities in the available for sale portfolio, stockholders’ equity increased by $15.6 million, or 13%, in 2008 over 2007.

At December 31, 2008, Pennsylvania Commerce’s consolidated capital ratios met the definition of a “well-capitalized institution.”

Net Income

Total revenues (net interest income plus noninterest income) for the fourth quarter increased $5.0 million to $28.0 million, up 22% over the fourth quarter of 2007. Total revenues for the year 2008 increased by $21.8 million, or 27%, over total revenues in 2007.

Net income totaled $2.8 million for the fourth quarter of 2008, an increase of $289,000, or 12%, over net income of $2.5 million for the fourth quarter of 2007. Net income per fully diluted share for the quarter was $0.42, an 11% increase over the $0.38 recorded for the same period a year ago.

Net income for the year ended December 31, 2008 grew $5.9 million, or 84%, over the net income recorded in 2007.  Net income per fully diluted share totaled $1.97 for the year 2008, up $0.90, or 84%, over last year.  The increase in net income is primarily attributable to an increase in net interest income and non interest income as a result of our growth and the improvement in the net interest margin, partially offset by increases in non interest expenses and the provision for loan losses.

Net Interest Income and Net Interest Margin

Net interest income for the fourth quarter of 2008 totaled $21.4 million, an increase of $4.6 million, or 27%, over the $16.8 million recorded a year ago.  This increase was a result of continued strong loan growth combined with significant improvement in the Pennsylvania Commerce’s net interest margin.  For the year ended December 31, 2008, net interest income totaled $78.7 million, up $19.2 million, or 32%, over the $59.5 million recorded last year.

The net interest margin for the fourth quarter of 2008 was 4.20%, up 60 basis points over the fourth quarter of 2007. The improvement in net interest margin is the result of continued strong loan growth combined with a marked reduction in the Pennsylvania Commerce’s deposit and total cost of funds.

Net interest income, on a tax equivalent basis, totaled $22.0 million in the fourth quarter of 2008, an increase of $4.8 million, or 28%, over the fourth quarter one year ago. Net interest margin on a fully-taxable equivalent basis was 4.31%.  Fully taxable net interest income for the year ended December 31, 2008 was $80.6 million, up $20.0 million, or 33%, as compared to last year.  Net interest margin on a fully taxable basis for the year 2008 was 4.19%, up 82 basis points over 2007.

Noninterest Income

Noninterest income for the fourth quarter of 2008 totaled $6.6 million, up $450,000, or 7%, over $6.1 million a year ago.  Noninterest income for year ended December 31, 2008 was $25.4 million, an 11% increase over the $22.8 million earned in 2007.  This was primarily attributed to a 16% increase in deposit service charges and fees as a result of our growth.

Noninterest Expenses

Non-interest expenses for the fourth quarter of 2008 were $20.6 million, up 7%, over $19.2 million one year ago.

Included in non-interest expenses for the fourth quarter of 2008 was $935,000 related to negotiating, planning and training for the conversion of core processing, item processing and network infrastructure services from Pennsylvania Commerce’s current service provider, TD Bank, to our new service provider, Fiserv Solutions, Inc.  This conversion is planned for mid-2009.  Also included in non-interest expenses for the quarter was $491,000 associated with the merger. Of particular note is that regulatory assessment costs were down $1.0 million, or 65%, for the fourth quarter of 2008 from the level incurred for the same period one year ago.

Non-interest expenses for the year ended December 31, 2008 totaled $77.9 million, up $7.1 million, or 10%, over the $70.8 million recorded during the year 2007.

Asset Quality/ Loan Losses

Non-performing assets and loans past due 90 days at December 31, 2008 totaled $27.9 million, or 1.30%, of total assets, as compared to $12.2 million, or 0.57% of total assets, at September 30, 2008 and $3.4 million, or 0.17%, of total assets one year ago. The increase in non-performing assets from September 30, 2008 is primarily associated with two credits which total approximately $13.5 million. These loans have a specific reserve associated with them of $2.2 million as of December 31, 2008.  Pennsylvania Commerce’s fourth quarter provision for loan losses totaled $3.4 million as compared to $245,000 recorded in the fourth quarter of 2007.  For the year ended December 31, 2008, the loan loss provision totaled $7.5 million vs. $1.8 million for the year 2007.  The increase in the provision for loan losses for both the quarter and for the year, over the respective prior year periods, is a result of Pennsylvania Commerce’s strong loan growth of $276 million over the past twelve months, as well as the increase in the level of non-performing loans from December 31, 2007 to December 31, 2008. The allowance for loan losses totaled $16.7 million as of December 31, 2008 and represented 1.16% of gross loans outstanding. Other than the two troubled commercial real estate loans mentioned above, our asset quality remains sound.

Total net charge-offs for the fourth quarter were $569,000 vs. $176,000 for the fourth quarter of 2007.  Total net charge-offs for the year 2008 were $1.5 million vs. $705,000 for the year 2007.

Investment Securities

Investment securities decreased by $150.4 million in 2008 from $644.6 million to $494.2 million.  Due to the significant decrease in market interest rates that occurred throughout 2008 combined with strong loan growth and slightly slower deposit growth, the cash flows from principal repayments on the investment securities portfolio were used to fund the strong loan growth rather than deploy these cash flows back into investment securities at a reduced spread.

At December 31, 2008, the after tax depreciation of Pennsylvania Commerce’s available for sale portfolio was $17.3 million as compared to $14.3 million at September 30, 2008 and vs. $3.9 million at December 31, 2007.  The market for certain securities held in Pennsylvania Commerce’s available-for-sale portfolio remained volatile during the third and fourth quarters of 2008 due to extraordinary economic and market dislocations.  As a result of this volatility, the market prices for many types of securities at December 31, 2008 were lower than at September 30, 2008 due to the distressed market conditions.  Management has reviewed such securities for continued and constant receipt of scheduled principal and interest payments, the performance of the underlying collateral, the financial condition and near-term prospects for the issuers as well as credit-rating adjustments.  Based upon this review, management does not believe any individual unrealized loss as of December 31, 2008 represents other-than-temporary impairment.  In management’s opinion, unrealized losses on these securities are primarily the result of changes in the liquidity levels in the market in addition to changes in general market interest rates and due to material changes in the credit characteristics of the investment securities portfolio.  In addition, at December 31, 2008, management had the positive intent and ability to hold these securities to market price recovery or maturity.

Pennsylvania Commerce did not own any common stock or preferred stock of either FNMA (“Fannie Mae”) or FHLMC (“Freddie Mac”) and as a result, did not have exposure to loss in its investment portfolio as a result of the federal government’s takeover of these two organizations.  Pennsylvania Commerce also does not own corporate debt of any of the investment banking firms.

Republic First Earnings Release

On February 3, 2009, Republic First reported the selected consolidated historical financial and other data of Republic First contained in the table on the following page at the dates and for the periods indicated.  The information as of and for the three months and year ended December 31, 2008 is derived from unaudited financial statements.  Republic First’s management prepared the unaudited information on the same basis as it prepared Republic First’s audited consolidated financial statements.  In the opinion of Republic First’s management, this information reflects all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of this data for those dates.  You should read this information in conjunction with Republic First’s 2007 audited financial statements beginning on page 158.

Republic First Bancorp, Inc. Selected Consolidated Financial Data (Unaudited)
	As of or for the Three Months Ended December 31,		As of or for the Year Ended December 31,
(dollars in thousands, except per share data)	2008	2007	2008	2007
Balance Sheet Data:
Total assets			$966,004	$1,016,308
Loans held for sale			-	-
Total loans (net)			774,993	813,041
Securities available for sale			84,755	83,659
Securities held to maturity			198	282
Federal Funds Sold			21,159	61,909
Total Deposits			739,167	780,855
FHLB & overnight advances			117,309	133,433
Subordinated debt			22,476	11,341
Total Stockholders' equity			79,735	80,467

Income Statement Data:
Net interest income	$7,051	$7,160	$28,895	$30,039
Provision for loan losses	1,281	165	7,179	1,590
Noninterest income	507	918	2,680	3,073
Noninterest expenses	5,589	5,598	24,106	21,364
Income before provision for income tax expense	688	2,315	290	10,158
Provision (benefit) for income taxes	183	738	(159)	3,273
Net income	505	1,577	449	6,885

Per Share Data:
Net income per share: Basic	$0.05	$0.15	$0.04	$0.66
Diluted	0.05	0.15	0.04	0.65
Book Value per share	7.50	7.80	7.50	7.80

Selected Ratios:
Return on average assets	0.22%	0.65%	0.05%	0.71%
Return on average stockholders' equity	2.53	7.88	0.57	8.86
Net interest margin	3.25	3.11	3.28	3.26

Liquidity and Capital:
Average loans to average deposits	105.10%	107.42%	106.89%	108.97%
Average equity to average assets	8.64	8.22	8.44	8.01
Leverage ratio			11.22	9.44
Risk based capital: Tier 1			12.32	10.07
Total			13.29	11.01

Asset Quality:
Net charge-offs to average loans, net	0.00%	0.22%	0.96%	0.14%
Nonperforming loans to total loans			2.21	2.71
Nonperforming assets to total assets			2.68	2.55
Allowance for loan losses to loans			1.03	1.04
Allowance for loan losses to nonperforming loans			46.67	38.19

Total Assets, Loans and Deposits

Total assets were $966 million at December 31, 2008, down $50.3 million, or 5%, from the end of 2007. This decline is attributable to a decrease in net loans receivable of $38.0 million to $775.0 million from $813.0 million due to the adoption of a defensive balance sheet strategy as a result of the economic downturn.  Total deposits decreased $41.7 million, or 5%, to $739.2 million from $780.9 million.  The decrease reflected intentional reductions of higher cost deposits.

Capital

Stockholders’ equity at December 31, 2008 totaled $79.7 million, a decrease of $732,000, or 1%, from stockholders’ equity of $80.5 million at December 31, 2007.  At December 31, 2008, our consolidated capital ratios met the definition of a ''well-capitalized institution."

Net Income

Net income for the year ended December 31, 2008 totaled $449,000 down $6.4 million, or 93%, from net income of $6.9 million for the prior year.  Net income per fully diluted share was $0.04 for 2008, a 94% decrease from $0.65 per share for the same period in 2007.  The decrease in net income is primarily attributable to an increase in provision for loan losses, reflecting additional reserves on certain loans, as well as an increase in noninterest expenses, primarily due to writedowns of other real owned and other real estate expenses related to property maintenance.

Net Interest Income and Net Interest Margin

Net interest income for the year ended December 31, 2008 totaled $28.9 million, down 4% from the $30.0 million recorded in 2007. Average interest earning assets decreased $41.4 million to $888.6 million from $930.0 million in the prior year, which resulted in the decrease in net interest income for the year.  The net interest margin for 2008 was 3.28%, up 2 basis points over 2007. The increase in net interest margin was primarily due to a decrease in the rate of total deposits and other borrowings of 142 basis points to 2.94% from 4.36% for the prior year which was offset by a decrease in the yields of interest earning assets of 128 basis points to 6.10% from 7.38% for the prior year.

Noninterest Income

Noninterest income for the year ended December 31, 2008 was $2.7 million, a 13% decrease from the $3.1 million earned in 2007. This was attributable to a decrease in loan servicing fees resulting from lower advisory and prepayment fee income, primarily due to volume.

Noninterest Expenses

Noninterest expenses for the year ended December 31, 2008 were $24.1 million, up 13% from $21.4 million recorded for the year 2007. The increase in noninterest expenses is primarily a result of writedowns of the value of other real owned as well as expenses related to maintenance on and sales of other real estate owned recorded in 2008.

Asset Quality/ Loan Losses

Non-performing assets at December 31, 2008 totaled $25.9 million, or 2.68%, of total assets, versus $26.0 million, or 2.55%, of total assets one year ago. Net charge-offs as a percentage of average loans outstanding for the year ended December 31, 2008 were 0.96%, as compared to 0.14% for the same period last year. Total nonaccrual loans at December 31, 2008 were $17.3 million and other real estate owned was $8.6 million, compared to $22.3 million and $3.7 million, respectively, for the prior year period. An analysis of 2008 nonaccrual loan activity is as follows: the $5.0 million decrease reflected $15.8 million of transfers of loans to two customers to other real estate owned after related 2008 charge-offs of $4.2 million and payoffs of $1.3 million.  The resulting decrease was partially offset by the transition of fifteen loans totaling $16.5 million to nonaccrual status.  The increase in other real estate owned was due to additions from three customers totaling $21.4 million, sales of $14.9 million and writedowns on properties of $1.6 million.  For the year ended December 31, 2008, the provision for loan losses totaled $7.2 million vs. $1.6 million for the year 2007.  The provision for loan losses for the year ended December 31, 2008 reflected $6.8 million of charges to increase reserves on specific loans as gross loans decreased in 2008 from December 31, 2007.  The allowance for loan losses totaled $8.1 million as of December 31, 2008 and represented 1.03% of gross loans outstanding. During the year ended December 31, 2008, gross charge-offs were $7.8 million and gross recoveries were $199,000.

Investment Securities

Available –for-sale securities totaled $84.8 million at December 31, 2008, compared to $83.7 million at year-end 2007. The increase reflected purchases of mortgage backed securities partially offset by sales of selected municipal securities. At December 31, 2008 and 2007, the portfolio had net unrealized losses of $2.6 million and net unrealized gains of $409,000, respectively. Management does not believe any individual unrealized loss as of December 31, 2008 represents other-than-temporary impairment.

SELECTED PROVISIONS OF THE ARTICLES OF INCORPORATION
OF PENNSYLVANIA COMMERCE

The following is a summary of certain material provisions of Pennsylvania Commerce’s articles of incorporation. This summary is qualified in its entirety by reference to the complete articles of incorporation of Pennsylvania Commerce which are incorporated by reference into this document and may be obtained in the manner described under “Where You Can Find More Information” beginning on page 156.

Preferred Stock

In addition to 10,000,000 shares of common stock, Pennsylvania Commerce is authorized to issue 1,000,000 shares of preferred stock, with a par value of $10.00 per share, of which 40,000 shares have been issued and are designated as series A non-cumulative preferred stock.  The preferences, privileges, limitations, restrictions and other rights and qualifications of holders of the series A preferred stock include the following:

●
Entitled to preferential cash dividends out of legally available funds of the company and paid quarterly at a rate of $2.00 per share per year; dividend are paid on the preferred stock before any dividend or other distribution is paid on any equity securities ranking junior to the series A preferred stock and (ii) the common stock;

●
Dividends are non-cumulative so that if in any fiscal year dividends are not paid upon the preferred stock, unpaid dividends do not accumulate as against the holder(s) of the common stock or any junior stock,

●
If, in any quarterly dividend period, full dividends upon the outstanding preferred stock are not paid or set apart for payment, then, until full payment is made or set apart, (1) no dividends or other distributions may be declared and paid upon any equity securities of the company; (2) the company is prohibited from repurchasing, redeeming or otherwise acquiring any of the company 's other equity securities; and (3) the company is prohibited from issuing any preferred stock which ranks superior to or on parity with the series A preferred stock as to the payment of dividends and other distributions;

●	Holders are not entitled to participate in any dividends or other distributions (cash, stock or otherwise) declared or paid on or with respect to any common stock; and

●
Unless a vote by holders of preferred stock is required by law or quarterly dividends on the preferred stock have not have been paid in full for four or more quarters  (whether or not consecutive), the holders are not entitled to vote at, to participate in, or to receive any notice of any meeting of the shareholders of the company.  If the holders are entitled to vote on any matter, they are entitled to one vote per share.

Board of Directors May Oppose Any Take-Over Offer

The articles of incorporation of Pennsylvania Commerce provide that the board of directors may, in its sole discretion, oppose any offer, proposal or attempt by any corporation or other business entity, person or group to:

●	Make any tender or other offer to acquire any of the company's securities;

●	Merge or consolidate the company with or into another entity;

●	Purchase or otherwise acquire all or substantially all of the assets of the company; or

●	Make any transaction similar in purpose or effect to any of the above.

In considering whether to oppose, recommend or remain neutral with respect to any of the aforesaid offers, proposals or plans, the board of directors shall evaluate what is in the best interests of the company and may, but is not legally obligated to, consider any pertinent factors which may include but are not limited to any of the following:

●
Whether the offering price, whether in cash or in securities, is adequate and acceptable based upon both the current market price of the company's securities and the historical and present operating results or financial condition of the company;

●
Whether a price more favorable to the shareholders may be obtained now or in the future from other offerors and whether the company's continued existence as an independent corporation will affect the future value of the company;

●	The impact the offer would have on the employees, depositors, clients and customers of the company or its subsidiaries and the communities which they serve;

●
The present and historical financial position of the offeror, its reputation in the communities which it serves and the social and/or economic effect which the reputation and practices of the offeror or its management and affiliates would have upon the employees, depositors and customers of the company and the community which the company serves;

●	An analysis of the value of securities (if any) offered in exchange for the company's securities; and

●	Any anti-trust or other legal or regulatory issues raised by the offer.

If the board of directors determines that an offer should be rejected, it may take any lawful action to accomplish its purpose, including, but not limited to, any or all of the following:

●	Advising shareholders not to accept the offer; litigation against the offeror;

●	Filing complaints with all government and regulatory authorities having jurisdiction over the offer;

●	Causing the company to acquire its own securities;

●	Selling or otherwise issuing authorized but unissued securities or treasury stock and granting options with respect thereto;

●	Acquiring a company to create anti-trust or other regulatory problem for the offeror; and

●	Obtaining a more favorable offer from another individual or entity.

Votes Required for Corporate Action

Pennsylvania Commerce’s articles of incorporation provide that no “corporate action” (as defined below) may be authorized unless there are cast in favor such action at 80% of the votes which all shareholders are entitled to cast.  However, if 66 ⅔% of the entire board of directors  recommends approval of the corporate action to the shareholders, the action will be authorized if 66 ⅔% of the votes which all shareholders are entitled to cast are cast in favor of the corporate action.  The term “corporate action” means any of the following:

●
The amendment of Articles 5 (aggregate authorized shares), 7 (no cumulative voting for directors), 8 (no preemptive rights), 9 (authority of board to make or amend bylaws), 10 (board’s authority to oppose take-over), 11 (vote required for corporate action), or 12 (authority of company to indemnify any person) of the articles of incorporation;

●	The removal of one or more directors; and

●	A “business combination.” A business combination means any and all of the following:

(1)	Any merger or consolidation of the company with or into another corporation;

(2)
Any merger or consolidation of a subsidiary of the company with or into another corporation if (1) the resulting, surviving or continuing corporation, would not be a subsidiary of the company or (2) the total number of common shares of the company issued or delivered in connection with such transaction, plus those initially issuable upon conversion of any other shares, securities or obligation to be issued in connection with such transaction, exceed 15% of the common shares of the company outstanding immediately prior to the date on which such transaction is consummated;

(3)	Any sale, lease, exchange, mortgage, pledge, transfer or other disposition of all or substantially all of the assets of the company;

(4)
Any sale, lease, exchange, mortgage, pledge, transfer or other disposition of all or substantially all the assets of a subsidiary of the company whose total assets exceed twenty (20%) percent of the total assets of the company as reflected on the most recent consolidated balance sheet of the company;

(5)	Any sale of all or substantially all of the stock in a subsidiary whose total assets exceed 20% of the total assets of the company;

(6)	Any plan or proposal for the liquidation or dissolution of the company or of any subsidiary of the company whose total assets exceed 20% of the total assets of the company;

(7)
Any reclassification of securities (including any reverse stock split) or recapitalization of the company, or any reorganization, merger or consolidation of the company with any of its subsidiaries or any similar transaction; or

(8)	The issuance in a single or one or more related transactions of voting shares of the company sufficient to elect a majority of the directors of the company.

Authority of the Company to Indemnify Others

The company may indemnify any and all persons whom it has the power to indemnify from and against any and all expenses, liabilities or other matter under applicable law, and the indemnification provided by this provision of the articles of incorporation is not exclusive of any other rights to which those indemnified may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

COMPARISON OF SHAREHOLDERS’ RIGHTS

The rights of Republic First shareholders are governed by Pennsylvania law, including the Pennsylvania business corporation law, and Republic First’s articles of incorporation and bylaws. The rights of Pennsylvania Commerce shareholders are governed by Pennsylvania law, including the Pennsylvania business corporation law, and Pennsylvania Commerce’s articles of incorporation and bylaws.

Upon consummation of the merger, Republic First shareholders will become Pennsylvania Commerce shareholders. Consequently, after the merger, the rights of such shareholders will be governed by the articles of incorporation and bylaws of Pennsylvania Commerce and Pennsylvania law.  Because both Republic First and Pennsylvania Commerce are Pennsylvania corporations, the differences in the rights of Republic First and Pennsylvania Commerce shareholders will generally consist of differences found in the companies’ respective articles of incorporation and bylaws.

A comparison of the rights of Republic First and Pennsylvania Commerce shareholders follows.  This summary is not intended to be a complete statement of all of such differences or a complete description of the specific provisions referred to in, and is qualified in its entirety by reference to, Pennsylvania law and the respective articles of incorporation and bylaws of Republic First and Pennsylvania Commerce.

Authorized Capital

Republic First. Republic First is authorized to issue 20,000,000 shares of common stock, par value $.01 per share, and 10,000,000 shares of preferred stock, par value $.01 per share.

Pennsylvania Commerce. Pennsylvania Commerce is authorized to issue 10,000,000 shares of common stock, par value $1.00 per share, and 1,000,000 shares of preferred stock, par value $10.00 per share, of which 40,000 shares are designated as series A non-cumulative preferred stock.  The series A preferred stock has the designations, preferences, privileges, limitations, restrictions and other rights and qualifications described in the articles of incorporation.

Annual Meetings of Shareholders

Republic First. Republic First’s bylaws provide that an annual meeting will be held at such date or hour as may be fixed by the board of directors.

Pennsylvania Commerce. Pennsylvania Commerce’s bylaws provide that an annual meeting will be held at such time as the board of directors shall fix.

Special Meetings of Shareholders

Republic First. Special meetings of the Republic First shareholders can be called by Republic First’s chairman of the board, its board of directors or shareholders entitled to cast at least twenty percent (20%) of the votes entitled to be cast at the particular meeting, in the manner provided in the bylaws.

Pennsylvania Commerce. Special meetings of the Pennsylvania Commerce shareholders can be called at any time by Pennsylvania Commerce’s chairman of the board, president, a majority of its board of directors or  by shareholders entitled to cast at least one-third of the votes which all shareholders are entitled to cast at any particular meeting.

Cumulative Voting

Republic First. Republic First’s articles of incorporation prohibit cumulative voting in the election of directors.

Pennsylvania Commerce. Pennsylvania Commerce’s articles of incorporation prohibit cumulative voting in the election of directors.

Advance Notice of Nomination of Directors

Republic First. Any shareholder who intends to nominate or cause to have nominated any candidate for election to the board of directors must notify the corporate secretary in writing no later than the date which is 120 days before the anniversary of the date the proxy statement for the prior year’s annual meeting of shareholders or, if the date of the annual meeting is changed by more than 30 days from the date of the prior year’s annual meeting, no later than the date announced by the board, which would be reasonable time before Republic First begins to print and send its proxy materials to shareholders for such annual meeting.  If a special meeting is called for the election of directors, any shareholder who intends to nominate or cause to have nominated any candidate for election to the board of directors at the special meeting, must notify the corporate secretary in writing no later than the date which is seven days after the date of the notice of the special meeting.

Pennsylvania Commerce. Nomination of directors may be made by the board of directors or by any shareholder of any outstanding class of capital stock of Pennsylvania Commerce entitled to vote for the election of directors. Any shareholder who intends to nominate a candidate for election to the board of directors must notify the chairman of the board of directors not less than 45 days prior to the date of any meeting of shareholders called for the election of directors. Such notification must contain (1) the following information regarding the proposed nominee to the extent known by the shareholder: name, address, age, principal occupation, number of shares owned and the number of shares that the notifying shareholder believes will be voted for the proposed nominee; and (2) the following information regarding the notifying shareholder: name, address and the number of shares owned.

Number of Directors

Republic First. The number of Republic First directors will be between five and 25, as fixed by the Republic First board of directors from time to time. Republic First’s board has currently authorized by resolution eight directors.

Pennsylvania Commerce. The number of Pennsylvania Commerce directors will be between five and 25, as fixed by the Pennsylvania Commerce board of directors. Pennsylvania Commerce’s board has currently authorized by resolution 9 directors.  Pennsylvania Commerce has agreed in the merger agreement that as of the effective time of the merger, it will increase the size of its board of directors by three members to a total of 12 members.  Pennsylvania Commerce’s board of directors intends to eliminate one of its current directors and to fill the vacancies with Harry D. Madonna and three other Republic First directors.

Director Qualifications

Republic First. Each Republic First director must be a natural person of full age who need not be a resident of Pennsylvania or a shareholder of Republic First.

Pennsylvania Commerce. Each Pennsylvania Commerce director shall be a natural person of full age and need not be a resident of Pennsylvania or be a shareholder of Pennsylvania Commerce.

Director Classification

Republic First. The Republic First board of directors is divided into three classes, as nearly equal in number as possible, with each class being elected annually for a three-year term.

Pennsylvania Commerce. The Pennsylvania Commerce board of directors is not classified; each director is elected annually for a one-year term.

Removal of Directors

Republic First. The board of directors of Republic First may declare vacant the office of a director who has been judicially declared of unsound mind or who has been convicted of an offense punishment by imprisonment for a term of more than one year or if, within 60 days after his or her selection, the director does not accept the office either in writing or by attending a meeting of the board.  In addition, the shareholders of Republic First may remove a director with the affirmative vote of at least 75% of the votes which all shareholders are entitled to cast.

Pennsylvania Commerce. The Board of Directors may declare vacant the office of a director who has been declared of unsound mind by an order of court or convicted of felony or for any other proper cause of or, within thirty days after notice of election, the director does not accept such office either in writing or by attending a meeting of the board of directors.  In addition, the shareholders of Pennsylvania Commerce may remove a director with the affirmative vote of at least 80% of the votes which all shareholders are entitled to cast.  If the removal is approved by at least 66 ⅔% of the members of the board of directors, then the removal will be effected by 66 ⅔% of the votes which all shareholders are entitled to cast on the removal.

Pennsylvania Anti-Takeover Provisions

Under Pennsylvania business corporation law, certain anti-takeover provisions apply to Pennsylvania registered corporations (e.g., publicly traded companies) including those relating to (1) control share acquisitions, (2) disgorgement of profits by certain controlling persons, (3) business combination transactions with interested shareholders, and (4) the rights of shareholders to demand fair value for their stock following a control transaction. Pennsylvania law allows corporations to opt-out of these anti-takeover sections.  Republic First has opted out of the provisions which allow shareholders to demand fair value for their stock following a control transaction.  Pennsylvania Commerce has not opted out of any of these anti-takeover provisions.  A general summary of these applicable anti-takeover provisions is set forth below.

Control Share Acquisitions. Pennsylvania law regarding control share acquisitions relates to the act of acquiring for the first time voting power over voting shares (other than shares owned since January 1, 1988 and any additional shares distributed with respect to such shares) equal to at least 20%, 33 1/3% and 50% of the voting power of the corporation. Once a control share acquisition has occurred, then all shares in excess of the triggering threshold, plus shares purchased at any time with the intention of acquiring such voting power and shares purchased within 180 days of the date the triggering threshold was exceeded, are considered control shares. Control shares cannot vote either until their voting rights have been restored by two separate votes of the shareholders, described below, at a meeting or until they have been transferred to a person who does not thereby also become the holder of control shares.

The holder of control shares may wait until the next annual or special meeting after the acquisition took place to submit the question of the restoration of voting rights to the shareholders, or the acquiring person may accelerate the process by agreeing to underwrite the cost of a special meeting of shareholders for that purpose. In either case, the acquiring person is required to furnish for distribution to the shareholders an information statement containing a detailed disclosure concerning the acquiring person, its intentions with respect to ownership of securities of the corporation and other matters. As an alternative, a person proposing to make a control share acquisition may request prospective approval by the shareholders of the exercise of the voting rights of the shares proposed to be acquired. Two shareholders’ votes are required to approve the restoration of voting rights. First, the approval of an absolute majority of all voting power must be obtained. All voting shares are entitled to participate in this vote. Second, the approval of an absolute majority of all disinterested shareholders must be obtained.

For a period of 24 months after the later of (1) a control share acquisition by an acquiring person who does not properly request consideration of voting rights, or (2) the denial of such a request or lapse of voting rights, the corporation may redeem all the control shares at the average public market sales price of the shares on the date notice of the call for redemption is given by the corporation.

Disgorgement of Profits by Certain Controlling Persons. Pennsylvania law regarding disgorgement of profits by certain controlling persons applies in the event that (1) any person or group publicly discloses that the person or group may acquire control of the corporation, or (2) a person or group acquires (or publicly discloses an intent to acquire) 20% or more of the voting power of the corporation and, in either case, sells shares within 18 months thereafter. Any profits from sales of equity securities of the corporation received by the person or group during such 18-month period will belong to the corporation if the securities that were sold were acquired during the 18-month period or within 24 months prior thereto.

Business Combination Transactions with Interested Shareholders. Pennsylvania law regarding business combination transactions with interested shareholders provides that a person who acquires the direct or indirect beneficial ownership of shares entitled to cast at least 20% of the votes entitled to be cast for the election of directors becomes an “interested shareholder.” A corporation subject to this provision may not effect mergers or certain other business combinations with the interested shareholder for a period of five years, unless:

●
the business combination or the acquisition of stock by means of which the interested shareholder became an interested shareholder is approved by the corporation’s board of directors prior to such stock acquisition;

●	the business combination is approved by the affirmative vote of the holders of all the outstanding common shares of the corporation; or

●
the business combination is approved by the affirmative vote of the holders of a majority of all shares entitled to vote, excluding votes of shares held by the interested shareholders, and at the time of such vote, the interested shareholder is the beneficial owner of at least 80% of the voting shares of the corporation. This exception applies only if the value of the consideration to be paid by the interested shareholder in connection with the business combination satisfies certain fair price requirements.

After the five-year restricted period, an interested shareholder of the corporation may engage in a business combination with the corporation if (1) the business combination is approved by the affirmative vote of a majority of the shares other than those beneficially owned by the interested shareholder and its affiliates, or (2) the merger is approved at a shareholders meeting and certain fair price requirements are met.

Rights of Shareholders to Demand Fair Value for Stock Following a Control Transaction. Pennsylvania law regarding the ability of shareholders to dispose of their stock following a control transaction provides, generally, that a person or group that acquires more than 20% of the voting power to elect directors of the corporation is a controlling person and must give prompt notice to each shareholder of record. The other shareholders are then entitled to demand that the controlling person pay them the fair value of their shares under specified procedures. Fair value may not be less than the highest price paid per share by the controlling person at any time during the 90-day period ending on and including the date on which the controlling person became such, plus any increment representing any value, such as a control premium, that is not reflected in such price.

Voting Rights

Amendment of Articles of Incorporation.

Under Pennsylvania law, an amendment to the articles of incorporation requires the approval of the board of directors and, except in limited cases where a greater vote may be required, the affirmative vote of a majority of the votes cast by all shareholders entitled to vote on the matter and the affirmative vote of a majority of the votes cast by all shareholders within each class or series of shares if such class or series is entitled to vote on the matter as a class.  Pennsylvania law also provides that shareholders of a registered corporation, such as Republic First and Pennsylvania Commerce, are not entitled by statute to propose amendments to the articles of incorporation.

Republic First. Republic First’s articles of incorporation may be amended, altered or repealed as provided by Pennsylvania law.  In addition to any affirmative vote required by law, any amendment to Article V (capital stock), Article VI (no preemptive rights, no cumulative voting), Article VII (board of directors), Article IX (constituencies), Article X (indemnification and insurance), Article XI (amendments) or Article XII (ownership limitation) requires the affirmative vote of at least 60% of the votes which all shareholders are entitled to cast, and any amendment to Article VIII (business combinations) requires the affirmative vote of at least 75% of the votes which all shareholders other than any “related person,” as defined in the articles, are entitled to cast.  Unless approval by a greater number of shares is required by statute, the rules of the NASDAQ Global Market (or a successor stock exchange) or the articles of incorporation, the required vote for any action not otherwise addressed in the articles but for which shareholder approval is required is the affirmative vote of a majority of the votes cast by all shareholders within each class or series of shares if such class or series is entitled to vote on the matter as a class.  Republic First’s by-laws, however, require the affirmative vote of a majority of the shares represented in person or by proxy at any meeting at which a quorum is present.

Pennsylvania Commerce. Pennsylvania Commerce’s articles of incorporation provide that, in addition to any affirmative vote required by law, any amendment to Article 5 (authorized shares and rights of Series A preferred stock), Article 7 (cumulative voting), Article 8 (preemptive rights of shareholders), Article 9 (authority of board of directors to amend the bylaws), Article 10 (board action on acquisition transactions), Article 11 (shareholder vote required to approve certain corporate action) or Article 12 (indemnification) requires the affirmative vote of holders of at least 80% of the votes that all shareholders are entitled to cast thereon at a regular or special meeting of shareholders. However, if the amendment is approved by at least 66 ⅔% of the members of the board of directors, then the amendment will be effected by 66 ⅔% of the votes which all shareholders are entitled to cast on the amendment.

Amendment of Bylaws.

Republic First. Republic First. Republic First’s bylaws may be amended by the affirmative vote of Republic First holders of at least 75% of the outstanding shares of common stock or by a majority vote of the board of directors.

Pennsylvania Commerce. Pennsylvania Commerce’s bylaws may be amended by the affirmative vote of holders of at least 80% of the outstanding shares of Pennsylvania Commerce’s common stock or by a majority vote of the board of directors, always subject to the power of the shareholders to change such action of the board of directors by the affirmative vote of the holders of 80% of the outstanding shares of common stock.

Required Vote for Certain Business Combinations.

Republic First. The affirmative vote of at least 75% of the votes which all shareholders other than any “related person,” as defined in the articles, is required for the approval or authorization of any business combination with any related person unless at least two thirds of the continuing directors expressly approve the business combination or the merger consideration to be received by Republic First’s shareholders in such business combination is determined by at least two thirds of the continuing directors to be not less than the “highest per share price” or “highest equivalent price,” each as defined in the articles, paid by the related person in acquiring any Republic First common stock.

Pennsylvania Commerce. As more fully described above, Pennsylvania Commerce’s articles of incorporation contain special provisions regarding the required vote for certain business combinations. See “Selected Provisions of the Articles of Incorporation of Pennsylvania Commerce” on page 84.

DESCRIPTION OF PENNSYLVANIA COMMERCE

Pennsylvania Commerce Bancorp, Inc. is a Pennsylvania business corporation registered as a bank holding company under the Bank Holding Company Act of 1956.  The company was incorporated on April 23, 1999 and became an active bank holding company on July 1, 1999 through the acquisition of 100% of the outstanding shares of Commerce Bank/Harrisburg, N.A.  Commerce Bank/Harrisburg, N.A. had begun operations as a state chartered banking institution under the laws of the Commonwealth of Pennsylvania on June 1, 1985, prior to converting to a national banking association under the laws of the United States of America on July 5, 1994.

As of December 31, 2007 and September 30, 2008, respectively, Pennsylvania Commerce had approximately $2.0 billion and $2.1 billion in assets, $1.6 billion and $1.7 billion in deposits, $1.2 billion and $1.4 billion in total net loans (including loans held for sale), and $112.3 million and $114.1 million in stockholders’ equity. The company’s total revenues (net interest income plus noninterest income) were $82.3 million and $76.2 million respectively as of December 31, 2007 and September 30, 2008.  The company recorded $7.0 million and $10.1 million in net income respectively for the year ended December 31, 2007 and for the nine months ended September 30, 2008.

Pennsylvania Commerce has one reportable segment, consisting of Commerce Bank/Harrisburg, which became a state-chartered bank on November 7, 2008, following approval by the Pennsylvania Department of Banking of the bank’s application to convert from a national bank charter to a state bank charter. The bank is now supervised jointly by the Pennsylvania Department of Banking and the Federal Deposit Insurance Corporation (FDIC).   Pennsylvania Commerce continues to be supervised by the Federal Reserve Bank, which supervises all bank holding companies.  The formal agreement and consent order which the bank entered into with the Office of the Comptroller of the Currency in January 2007 and February 2008, respectively, are no longer applicable.

Substantially all of the deposits of Commerce Bank/Harrisburg are insured to the fullest extent permitted by law by the Deposit Insurance Fund of the FDIC.  Commerce Bank/Harrisburg provides a full range of retail and commercial banking services for consumers and small and mid-sized companies. Lending and investment activities of the bank are funded principally by retail deposits gathered through its retail store office network.  Commerce Bank/Harrisburg offers its lending and depository services from its main office in Lemoyne, Pennsylvania, and its 32 other full-service stores located in Cumberland, Dauphin, York, Berks, Lancaster and Lebanon Counties, Pennsylvania.

Retail and Commercial Banking Activities

Commerce Bank/Harrisburg provides a broad range of retail banking services and products including free personal checking accounts and business checking accounts (subject to a minimum balance), regular savings accounts, money market accounts, interest checking accounts, fixed rate certificates of deposit, individual retirement accounts, club accounts, debit card services, and safe deposit facilities. Its services also include a full range of lending activities including commercial construction and real estate loans, land development and business loans, commercial lines of credit, consumer loan programs (including installment loans for home improvement and the purchase of consumer goods and automobiles), home equity and Visa Gold card revolving lines of credit, overdraft checking protection, student loans and automated teller facilities. The bank also offers construction loans and permanent mortgages for homes. The bank is a participant in the Small Business Administration Loan Program and is an approved lender for qualified applicants.

Commerce Bank/Harrisburg directs its commercial lending principally toward businesses that require funds within the bank’s legal lending limit, as determined from time to time, and that otherwise do business and/or are depositors with the bank. The bank also participates in inter-bank credit arrangements in order to take part in loans for amounts that are in excess of its lending limit or to limit the concentration of lending to any individual. Pennsylvania Commerce is not dependent on any one or more major customers.

Pennsylvania Commerce has focused its strategy for growth primarily on the further development of its community-based retail-banking network. The objective of this corporate strategy is to build earnings growth potential for the future as the retail store network matures. Pennsylvania Commerce’s store concept uses a prototype or standardized store office building, convenient locations and active marketing, all designed to attract retail deposits. Pennsylvania Commerce intends to continue to open multiple stores over the next several years with a goal of 40 to 45 total stores by year-end 2012.  It has been Pennsylvania Commerce’s experience that most newly opened store offices incur operating losses during the first 16 to 24 months of operations and become profitable thereafter. Pennsylvania Commerce’s retail approach to banking emphasizes a combination of long-term customer relationships, quick responses to customer needs, active marketing, convenient locations, free checking for customers maintaining certain minimum balances and extended hours of operation.

Competitive Business Conditions / Competitive Position

Pennsylvania Commerce’s current primary service area, the south central Pennsylvania area, including portions of Cumberland, Dauphin, York, Berks, Lancaster and Lebanon Counties, is characterized by intense competition for banking business. Commerce Bank/Harrisburg competes with local commercial banks as well as numerous regionally based commercial banks, most of which have assets, capital, and lending limits larger than that of the bank. The bank competes with respect to its lending activities as well as in attracting demand, savings, and time deposits with other commercial banks, savings banks, insurance companies, regulated small loan companies, credit unions, and with issuers of commercial paper and other securities such as shares in money market funds. Among those institutions, the bank has approximately a 5% market share of the total bank deposits in its combined market footprint.

Other institutions may have the ability to finance wide-ranging advertising campaigns, and to allocate investment assets to regions of highest yield and demand. Many institutions offer services, such as trust services and international banking, which Commerce Bank/Harrisburg does not directly offer (but which the Bank may offer indirectly through other institutions). Many institutions, by virtue of their greater total capital, can have substantially higher lending limits than the Bank.

In commercial transactions, Commerce Bank/Harrisburg’s legal lending limit to a single borrower (approximately $25.4 million as of September 30, 2008) enables it to compete effectively for the business of smaller companies. However, this legal lending limit is lower than that of some of the Bank’s competing institutions and thus may act as a constraint on the Bank’s effectiveness in competing for financing in excess of these limits.

In consumer transactions, Commerce Bank/Harrisburg believes it is able to compete on a substantially equal basis with larger financial institutions because it offers longer hours of operation, personalized service and competitive interest rates on savings and time accounts with low minimum deposit requirements.

In order to compete with other financial institutions both within and beyond its primary service area, Commerce Bank/Harrisburg uses, to the fullest extent possible, the flexibility which independent status permits. This includes an emphasis on specialized services for the small businessperson and professional contacts by the Bank’s officers, directors and employees, and the greatest possible efforts to understand fully the financial situation of relatively small borrowers. The size of such borrowers, in management’s opinion, often inhibits close attention to their needs by larger institutions. The bank may seek to arrange for loans in excess of its lending limit on a participation basis with other financial institutions.  As of September 30, 2008, all participations totaled approximately $19.8 million.  Participations are used to more fully service customers whose loan demands exceed the Bank’s lending limit.

Commerce Bank/Harrisburg endeavors to be competitive with all competing financial institutions in its primary service area with respect to interest rates paid on time and savings deposits, its overdraft charges on deposit accounts, and interest rates charged on loans.

Pennsylvania Commerce’s principal executive offices are located at 3801 Paxton Street, Harrisburg, Pennsylvania 17111.  As of September 30, 2008, the company had 970 employees, of which 729 were full-time employees. Management believes Pennsylvania Commerce’s relationship with its employees is good.

INFORMATION WITH RESPECT TO REPUBLIC FIRST BANCORP, INC.

Voting Securities and Principal Holders Thereof

The following table sets forth, as of January 29, 2009, information with respect to the holdings of Republic First securities of all persons which Republic First, pursuant to filings with the Securities and Exchange Commission and Republic First’s stock transfer records, has reason to believe may be beneficial owners of more than five percent (5%) of Republic First’s outstanding common stock, each current director, each named executive officer, and all of Republic First’s directors and executive officers as a group.

Name of Beneficial Owner (1)	Number of Shares Beneficially Owned (2)	Percent of Common Stock (2)
Vernon W. Hill, II (3)	960,000	8.3%
Harry D. Madonna (4)	1,042,164	9.9%
William W. Batoff (5)	173,658	1.6%
Robert J. Coleman (6)	161,368	1.5%
Theodore J. Flocco, Jr. (7)	36,923	*
Lyle W. Hall, Jr. (8)	54,106	*
Neal I. Rodin (9)	207,182	1.9%
Barry L. Spevak (10)	28,164	*
Harris Wildstein (11)	838,893	7.8%
Edward J. Ryan	-	*
Directors and executive officers as a group (10 persons)	2,592,458	23.2%

*	Represents less than 1% of the issued and outstanding shares.

(1)
Unless otherwise indicated, the address of each beneficial owner is c/o Republic First Bancorp, Inc., Two Liberty Place, 50 S. 16th Street, Suite 2400, Philadelphia, PA  19102.  The group of directors and executive officers was determined as of January 29, 2009 and does not reflect any changes in management since that date.

(2)
The securities “beneficially owned” by an individual are determined in accordance with the definition of “beneficial ownership” set forth in Rule 13d-3 under the Securities Exchange Act of 1934, as amended.  Any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: voting power, which includes the power to vote, or to direct the voting of, common stock; and/or, investment power, which includes the power to dispose, or to direct the disposition of, common stock, is determined to be a beneficial owner of the common stock.  All shares are subject to the named person’s sole voting and investment power unless otherwise indicated.  Shares beneficially owned include shares issuable upon exercise of options which are currently exercisable or which will be exercisable within 60 days of January 29, 2009, and upon conversion of convertible securities which are currently convertible or which will be convertible within 60 days of January 29, 2009.  Percentage calculations presume that the identified individual or group exercise and convert all of his or their respective options and convertible securities, and that no other holders of options or convertible securities exercise their options or convert their convertible securities.  As of January 29, 2009 there were 10,631,348 shares of Republic First’s common stock outstanding.

(3)
Includes 6,000 capital securities of Republic First Bancorp Capital Trust IV held by Mr. Hill, which are currently convertible into 923,077 shares of Republic First common stock, and 240 capital securities of Republic First Bancorp Capital Trust IV held by Mr. Flocco, which are currently convertible into 36,923 shares of Republic First common stock.  The address of Mr. Hill is 17000 Horizon Way, Suite 100, Mt. Laurel, NJ  08054. Mr. Hill provides advisory and consulting services to Republic First.  On November 12, 2008, Republic First awarded Mr. Hill, in his capacity as a consultant to Republic First, options to purchase 75,000 shares of common stock at an exercise price of $8.72 per share.  The options are not currently exercisable.  Subject to the terms of the award, the options will vest and become exercisable on November 12, 2012 and will expire on November 12, 2018.

(4)
Includes 52,446 shares of common stock issuable subject to options which are currently exercisable and 2,264 capital securities of Republic First Bancorp Capital Trust IV held by a family trust, which are currently convertible into 348,308 shares of Republic First common stock.

(5)	Includes 7,696 shares of common stock issuable subject to options which are currently exercisable.

(6)	Includes 7,696 shares of common stock issuable subject to options which are currently exercisable.

(7)	Includes 240 capital securities of Republic First Bancorp Capital Trust IV which are currently convertible into 36,923 shares of Republic First common stock.

(8)	Includes 7,696 shares of common stock issuable subject to options which are currently exercisable.

(9)	Includes 7,696 shares of common stock issuable subject to options which are currently exercisable.

(10)	Includes 7,696 shares of common stock issuable subject to options which are currently exercisable.

(11)
Includes 64,614 shares of common stock subject to options which are currently exercisable. Also includes 15,828 shares in trust for his daughter, 12,235 shares with power of attorney for his mother, 21,092 shares owned by his son, and 2,032 shares held by his wife.

Directors and Executive Officers

Upon completion of the merger, four of the current directors of Republic First will serve on the board of directors of the combined company.  The specific individuals who will serve as directors of the combined company will be mutually selected by Pennsylvania Commerce and Republic First from the current directors of Pennsylvania Commerce and Republic First prior to the effective time of the merger.  Information regarding the current directors of Republic First follows.

Republic First Directors

William W. Batoff, age 73, has been a director of Republic First and Republic First Bank since 1988 and a director of First Bank of Delaware since 1999.  Since 1996, he has been the Managing Director of William W. Batoff Associates, a government relations consulting firm.  Prior to that, Mr. Batoff was a senior consultant of Cassidy & Associates, a government relations consulting firm, since 1992, and has been a Presidential Appointee to the Advisory Board of the Pension Benefit Guarantee Corporation (PBGC) a United States Government Agency.

Robert J. Coleman, age 71, has been a director of Republic First and Republic First Bank since April 2003.  He has also been the Chairman and Chief Executive Officer of Marshall, Dennehey, Warner, Coleman & Goggin, a defense litigation law firm, since 1974.

Theodore J. Flocco, Jr., C.P.A. age 64, has been a director of Republic First and Republic First Bank since June 2008.  Before his retirement from Ernst & Young LLP, Mr. Flocco was Senior Audit Partner and advised many of the largest SEC regulated clients of the Philadelphia office for more than 35 years, including several regional and local banks.  Mr. Flocco’s appointment to the board of directors resulted from investments by Vernon W. Hill, II, founder and chairman (retired) of Commerce Bancorp, and a former director and current shareholder of Pennsylvania Commerce, and a group of three other investors, including Mr. Flocco, in a private placement of $10.8 million of convertible trust preferred securities sponsored by Republic First.  In connection with the investments, Mr. Hill entered into a consulting agreement with Republic First which, among other things, provides Mr. Hill the right to designate one individual to the board of directors, and Mr. Flocco is Mr. Hill’s designee for that position.  Mr. Flocco has experience in the banking, mutual fund, real estate and manufacturing and distribution industries. His responsibilities at Ernst & Young LLP included consulting with senior executives and directors of companies on accounting and strategic business issues, mergers and acquisitions, public offerings and SEC registrations. He has extensive experience in the public offering market, having spearheaded more than 100 public equity and debt offerings.

Lyle W. Hall, Jr., age 64, has been a director of Republic First and Republic First Bank since April 2004.  He has been a director of First Bank of Delaware since November 2007.  Mr. Hall has been the President of Deilwydd Partners, a real estate and financial consulting company, since 1987.  Prior to that, Mr. Hall was the Executive Vice President and Director of Butcher & Company, a New York Stock Exchange Investment Banking Company.  Mr. Hall is a Certified Public Accountant and a member of the American Institute of Certified Public Accountants.

Harry D. Madonna, age 66 has been the chairman of Republic First and Republic First Bank since 1988, and chief executive officer of Republic First and Republic First Bank since January 2002.  Mr. Madonna has been chairman of the board of directors of First Bank of Delaware since 1999, and its chief executive officer since January 2002.  Mr. Madonna was of counsel to Spector Gadon & Rosen, P.C., a general practice law firm located in Philadelphia, Pennsylvania, from January 1, 2002 until June 30, 2005, and prior to that, was a partner of Blank Rome Comisky & McCauley LLP, a general practice law firm located in Philadelphia, Pennsylvania, since 1980.

Neal I. Rodin, age 62, has been a director of Republic First and Republic First Bank since 1988.  Mr. Rodin has been the Managing Director of the Rodin Group, an international real estate investment company, since 1988, and has been the President of IFC, an international financing and investing company, since 1975.

Barry L. Spevak, age 48, has been a director of Republic First and Republic First Bank since April 2004.  He has also been a partner with Miller Downey Spevak Kaffenberger, Limited, a certified public accounting firm, since 1991 and serves on the board of directors of the Recording for the Blind and Dyslectic.

Harris Wildstein, Esq., age 62, has been a director of Republic First and Republic First Bank since 1988.  Since 1999, Mr. Wildstein has been a director of the First Bank of Delaware.  Since September 2004, Mr. Wildstein has been an owner and officer of Lifeline Funding, LLC.  He has been the Vice President of R&S Imports, Ltd., an automobile dealership, since 1977, and President of HVW, Inc., an automobile dealership, since 1982.

As noted above, Messrs. Madonna, Batoff, Hall and Wildstein are members of First Bank of Delaware’s Board of Directors.  First Bank of Delaware’s class of common stock is registered with the Federal Deposit Insurance Corporation, or “FDIC,” pursuant to section 12 of the Securities Exchange Act of 1934, as amended.  Mr. Rodin and Mr. Batoff are brothers-in-law.

Director Independence

Republic First’s common stock is listed on the NASDAQ Global Market tier of the NASDAQ Stock Market and Republic First’s board of directors has determined the independence of the members of its board and committees under the NASDAQ listing standards.  The Republic First board of directors determined that under NASDAQ independence standards Messrs. Batoff, Coleman, Flocco, Hall, Rodin and Spevak, constituting a majority of the members of the Republic First board of directors, are independent, and that all of the members of the audit, nominating and compensation committees are independent.  The Republic First directors who were determined to not be independent were Messrs. Madonna and Wildstein.

Compensation Committee Interlocks and Insider Participation

During 2007, Messrs. Batoff, Coleman, Hall, Rodin and Spevak served as members of the compensation committee of the Republic First board of directors.  No member of the compensation committee during 2007 ever served as an officer or employee of Republic First or Republic First Bank.  There are no compensation committee interlocks between Republic First or Republic First Bank and any other entity, involving Republic First’s or Republic First Bank’s, or such entity’s, executive officers or board members.

Executive Officers

Upon completion of the merger, the executive officers of Pennsylvania Commerce will be the executive officers of the combined company and Harry D. Madonna, who will continue as the president and chief executive officer of Republic First Bank, will be an executive officer of the combined company.  Information regarding the executive officers of Pennsylvania Commerce is included in the definitive proxy statement for Pennsylvania Commerce’s 2008 annual meeting of shareholders, which was filed with the SEC on April 23, 2008, and is incorporated herein by reference.  Information regarding the employment agreement between Pennsylvania Commerce and Harry D. Madonna which the parties will enter into prior to the effective time of the merger, is included on pages 59 to 61 under the caption “Interests of Certain Persons in the Merger.”  Additional information regarding Mr. Madonna is included at page 96 and on the following pages under the caption “Republic First Executive Compensation.”

Republic First Executive Compensation

2008 SUMMARY COMPENSATION TABLE

The following table shows the annual compensation of Harry D. Madonna for the fiscal years ended December 31, 2008, 2007 and 2006.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards (1) ($)	Change in Pension Value ($)	All Other Compensation (2) ($)	Total ($)
Harry D. Madonna, President and Chief Executive Officer	2008	390,225	-	21,330	-	150,427	561,982
	2007	356,384	-	16,731	8,110	174,290	555,515
	2006	330,000	250,000	-	7,799	128,843	716,642

(1)
The amount shown is the dollar amount recognized for financial statement reporting purposes with respect to the referenced fiscal year in accordance with FAS 123R.  Assumptions made in the valuation of option awards for financial statement reporting purposes are discussed in Note 2. “Summary of Significant Accounting Policies - Stock Based Compensation” in the Notes to Consolidated Financial Statements, included at page 169.  In 2008, the following assumptions were utilized: a dividend yield of 0%; expected volatility of 24.98%;  a risk-free interest rate of 3.08% and an expected life of 7.0 years.

(2)
In 2008, 2007 and 2006, respectively, all other compensation for Harry D. Madonna includes $15,778, $12,192 and $13,510 of automobile and transportation allowance, $26,405, $12,380 and $27,485 of business development expense including a club membership which is sometimes used for personal purposes, $3,727, $3,736 and $4,145 for a supplemental long-term disability policy, $4,692, $3,732 and $4,200 matching contributions made by Republic First to Republic First’s 401(k) plan, and $99,825, $142,250 and $79,503 contributions by Republic First to the deferred compensation plan maintained for the benefit of its officers and directors.

2008 GRANTS OF PLAN-BASED AWARDS TABLE

Name	Grant Date	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($ / Sh)	Closing Price on Grant Date ($ / Sh)	Grant Date Fair Value of Stock and Option Awards (1) ($)
Harry D. Madonna	January 23, 2008	12,000	5.99	6.30	24,480

(1)
The grant date fair value was determined in accordance with FAS 123R, by the Black-Scholes option pricing model.  The following assumptions were utilized: a dividend yield of 0%; expected volatility of 24.98%; a risk-free interest rate of 3.08% and an expected life of 7.0 years.  Options vest after four years from the date of grant, and are subject to acceleration upon completion of the merger.

The Republic First compensation committee met on January 22, 2008 to authorize the granting of the options in the table shown above, and the grant date was January 23, 2008. Options issued to Mr. Madonna represented the annual grant of options as per his employment contract. The grant date exercise price was the price as of the most recent close on January 22, 2008, of $5.99.

Summary Compensation and Grants of Plan-Based Awards.  Mr. Madonna receives from Republic First a combination of base salary, health and welfare benefits, bonus compensation, long-tern incentive compensation in the form of stock option awards, qualified and nonqualified deferred compensation and perquisites.  Bonus compensation is paid at the discretion of the compensation committee of Republic First’s board of directors after consideration of numerous factors, which may include net income, core deposits, loan growth, income from loan programs, and other factors set by the compensation committee.

Effective January 1, 2007, Republic First and Republic First Bank entered into an employment agreement with Mr. Madonna.  The compensation paid to Mr. Madonna is determined, in large part, by the terms of his employment agreement, which is described below.  Mr. Madonna and Pennsylvania Commerce will enter into a new employment agreement prior to the effective time of the merger which will supersede Mr. Madonna’s existing employment agreement with Republic First and Republic First Bank.  See “New Employment Agreement with Harry D. Madonna” beginning on page 61 for more information.

Mr. Madonna currently serves as chairman of the board, president and chief executive officer of Republic First and Republic First Bank under the terms of an agreement with an initial term of three years beginning January 1, 2007 at an annual base salary of $330,000.  Pursuant to the terms of the agreement, Mr. Madonna’s annual base salary increased to $363,000 on April 1, 2007, increased an additional 10% on April 1, 2008, and is scheduled to increase an additional 10% on April 1, 2009.  Republic First and Republic First Bank may terminate Mr. Madonna’s agreement with notice at least six months prior to the scheduled expiration/renewal date or any time for good reason.  Mr. Madonna may terminate the agreement upon six months notice.  Mr. Madonna is also eligible to receive an annual bonus in an amount set by the sole discretion and determination of the compensation committee of Republic First’s board of directors upon achieving mutually agreed upon budget criteria.  He will also receive 25% of base salary and most recent bonus as deferred compensation.  Annually, for each of the three years of the agreement, Mr. Madonna will receive 12,000 stock options at an exercise price equal to the stock’s market price on the date of grant, which will vest four years after the grant.  Mr. Madonna will be provided an automobile and will be reimbursed for its operation, maintenance and insurance expenses.  Additionally, he will receive health and disability insurance available to all employees, term life insurance for three times his salary, business related travel and entertainment expenses and club dues and expenses.  The agreement with Mr. Madonna provides for severance and change in control payments, which are discussed below under the caption, “Severance and Change in Control Benefits” at page 99.  It also provides for the non-disclosure by Mr. Madonna of confidential information acquired by him in the context of his employment with Republic First and Republic First Bank.

2008 OPTION EXERCISES AND STOCK VESTED

Option Awards

Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)
Harry D. Madonna (1)	77,516	166,779

(1)
Options to purchase 23,851, 23,851 and 29,814 shares at per share exercise prices of $3.12, $2.77 and $1.81, respectively, were exercised on May 30, 2008.  The value realized on exercise has been determined based on the closing price of the Republic First common stock on May 30, 2008, which was $4.66.

2008 PENSION BENEFITS TABLE

Name	Plan Name	Number of Years Credited Service (1) (#)	Present Value of Accumulated Benefit (1) ($)
Harry D. Madonna	Supplemental retirement benefits	16	210,883

(1)
Mr. Madonna’s years of credited service and the present value of his accumulated benefit were determined as of December 31, 2008, which is the same pension plan measurement date that Republic First will use for financial statement reporting purposes with respect to its audited financial statements for the fiscal year ended December 31, 2008.  As of the date of this proxy statement-prospectus, Republic First’s audited financial statements for the fiscal year ended December 31, 2008 are not yet available.

In 1992, Republic First adopted a supplemental retirement plan for non-employee directors.  The plan was frozen to new participants in 1992, but Republic First continues to maintain the plan for participants who served as non-employee directors in 1992.  At that time, Mr. Madonna was a non-employee director and he continues to be a participant in the plan.  The present value of accumulated benefit was calculated based upon the actuarial present value of accumulated benefits, calculated as of December 31, 2008, as follows. The plan provides for a retirement benefit of $25,000 per year for ten years, which payments may begin at the later of actual retirement date or 65 years of age. As Mr. Madonna has reached 65 years of age, the amount shown as the present value of the accumulated benefit is the amount necessary to fund $25,000 annual payments over a ten year period commencing as of December 31, 2008, the end of Republic First’s most recently completed fiscal year, determined using a 4% discount rate.  Upon completion of the merger, in satisfaction of all his rights under this arrangement, Mr. Madonna will be entitled to receive approximately $250,000.

2008 NONQUALIFIED DEFERRED COMPENSATION TABLE

Name	Executive Contributions in Last Fiscal Year ($)	Company Contributions in Last Fiscal Year (1) ($)	Aggregate Earnings in Last Fiscal Year ($) (2)	Aggregate Balance at Last Fiscal Year-End (3) ($)
Harry D. Madonna	--	99,825	(59,216)	331,343

(1)	Company contributions are also included as other compensation in the Summary Compensation Table.

(2)
Participant accounts are credited with gains, losses and expenses as if they had been invested in the common stock of Republic First.  The amount reported is not included in the Summary Compensation Table

(3)
The aggregate balance includes company contributions of $99,825, $142,250 and $79,503 included as other compensation in the Summary Compensation Table for 2008, 2007 and 2006, respectively.Republic First contributions to the deferred compensation plan vest over a three year period or completion of the merger.  At December 31, 2008, the vested balance for Mr. Madonna was $80,060.

Republic First has caused a deferred compensation plan to be maintained for the benefit of its officers and directors (including Mr. Madonna).  The plan, which permits participants to make contributions up to the amount of his or her salary subject to applicable limitations under the Internal Revenue Code.  In addition, Republic First may make discretionary contributions to the plan, typically a percentage of the participant’s base salary or annual cash compensation.  Republic First’s contributions to the plan for the benefit of Mr. Madonna are limited by the amounts specified in his January 2007 employment agreement.  The value and any earnings on participant accounts are determined by the changes in value of Republic First’s common stock.  The plan provides for distributions upon retirement and, subject to applicable limitations under the Internal Revenue Code, limited hardship withdrawals.

Severance and Change in Control Benefits.  Mr. Madonna’s employment agreement with Republic First and Republic First Bank provides for certain severance and change in control benefits.  Upon the occurrence of a change in control (as defined in the agreements), or termination for any reason other than death, resignation by the executive without cause (as defined in the agreements) and termination by Republic First or Republic First Bank with good reason (as defined in the agreements), Mr. Madonna would receive a severance payment equal to three times his annual base salary plus three times his average bonus over the prior three years.  Mr. Madonna would receive three years of health and life insurance or cash in an amount equal to the cost of such insurance.  Mr. Madonna would receive an automobile.  Mr. Madonna would also receive a “gross-up” payment as reimbursement for any additional excise taxes if triggered under section 4999 of the Internal Revenue Code.  If a change in control occurred December 31, 2008, or Mr. Madonna’s employment was terminated December 31, 2008 for any reason other than death, resignation by Mr. Madonna without cause or termination by Republic First or Republic First Bank with good reason, Mr. Madonna would have received cash severance, life and health insurance benefits, automobile allowances and tax gross ups aggregating approximately $2.0 million.  Payments following a change in control are to be made in a lump sum.  In all other instances, payments are to be made over 36 months.

In connection with his agreement to enter into a new employment agreement with Pennsylvania Commerce, Mr. Madonna will not be entitled to any change in control compensation as a result of the merger.  See “New Employment Agreement with Harry D. Madonna” beginning on page 61 for more information.

Republic First Director Compensation

The following table sets forth information regarding compensation paid by Republic First to its current nonemployee directors during 2008, Republic First’s last completed fiscal year.  Additional information regarding Mr. Madonna, who is also an executive officer of Republic First, begins at page 96.

2008 DIRECTOR COMPENSATION TABLE

Name	Fees Earned or Paid in Cash ($)	Option Awards (1) (2) ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings (3) ($)	All Other Compensation (4) ($)	Total ($)
William W. Batoff	30,000	7,240	2,775	11,000	51,015
Robert J. Coleman	27,250	7,240	-	11,000	45,490
Theodore J. Flocco, Jr. (5)	8,000	-	-	6,000	14,000
Lyle W. Hall, Jr.	38,500	7,240	-	11,000	56,740
Neal I. Rodin	33,500	7,240	7,799	11,000	59,539
Barry L. Spevak	34,625	7,240	-	11,000	52,865
Harris Wildstein Esq.	31,500	7,240	7,499	11,000	57,239

(1)
The amount shown is the dollar amount recognized for financial statement reporting purposes with respect to the referenced fiscal year in accordance with FAS 123R.  Assumptions made in the valuation of option awards for financial statement reporting purposes are discussed in Note 2. “Summary of Significant Accounting Policies - Stock Based Compensation” in the Notes to Consolidated Financial Statements, for the year ended December 31, 2007, included at page 169.  In 2008, the following assumptions were utilized: a dividend yield of 0%; expected volatility of 24.98%;  a risk-free interest rate of 3.08% and an expected life of 7.0 years..

(2)
Each director, other than Mr. Flocco, received a grant of 3,300 options (as adjusted as a result of Republic First’s 10% stock dividend in April, 2007) on January 2, 2007.  Each such option vests three years after the date of grant, subject to acceleration upon completion of the merger.  The fair value as of the date of grant for each director was $15,210.  Each director, other than Mr. Flocco, received a grant of 3,000 options on January 23, 2008.  Each such option vests three years after the date of grant, subject to acceleration upon completion of the merger.  The fair value as of the date of grant for each director was $6,510. As of December 31, 2008, the following directors had the following outstanding options: Mr. Batoff, 13,996; Mr. Coleman, 13,996; Mr. Hall, 13,996; Mr. Rodin 13,996; Mr. Spevak, 13,996; and Mr. Wildstein, 70,914.

(3)
Amounts shown represent the 2008 expense for supplemental retirement benefits for directors who served as such in 1992, the year in which the benefit originated. The benefit is not provided to directors who joined the board of directors since 1992.

(4)	Amounts shown represent payments to directors for business development and other expenses incurred in their capacity as directors.

(5)	Mr. Flocco was appointed to the board of directors in June 2008.

Employee directors receive no additional compensation for their service on the board.  During 2008, non-employee directors received a $6,000 quarterly retainer.  The audit committee chair received $1,500 for each audit committee meeting attended and each other member of the audit committee received $1,000 for each audit committee meeting attended.  The chair of all other board committees received $750 for each committee meeting attended and each other member of those committees received $500 for each committee meeting attended.  During 2008, non-employee directors also received an additional retainer of $1,000 per month from February through December for business development and other expenses incurred in connection with their service as directors.  Messrs. Hall and Rodin each received $4,000 for service on the special committee of the board designated in connection with the merger.

Non-employee directors are eligible to receive grants of stock options under Republic First’s stock option plan and restricted stock plan and grants are made from time to time, typically on an annual basis.  Non-employee directors are also eligible to participate in a deferred compensation plan.

Certain Relationships and Related Transactions

Republic First Bank has made, and expects to continue to make, loans in the future to Republic First’s directors and executive officers and their family members, and to firms, corporations, and other entities in which they and their family members maintain interests.  None of such loans are, as of the date of this proxy statement/prospectus, or were at December 31, 2007, nonaccrual, past due, restructured or potential problems, and all of such loans were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to Republic First or Republic First Bank and did not involve more than the normal risk of collectibility or present other unfavorable features.

Description of Business

Republic First’s website address is rfbkonline.com. Republic First’s annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed by Republic First with the SEC are available free of charge on Republic First’s website under the Investor Relations menu. Such documents are available on Republic First’s website as soon as reasonably practicable after they have been filed electronically with the SEC.  In addition, the public may read and copy any materials Republic First files with the SEC at the SEC’s website, http://www.sec.gov, or at the SEC’s Public Reference Room at 450 Fifth Street, NW., Washington, DC 20549.  Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330.

Republic First Bancorp, Inc.

Republic First was established in 1987.  At December 31, 2004, Republic First was a two-bank holding company organized and incorporated under the laws of the Commonwealth of Pennsylvania.  Its wholly-owned subsidiaries, Republic First Bank and First Bank of Delaware, offered a variety of credit and depository banking services. Such services were offered to individuals and businesses primarily in the Greater Philadelphia and Delaware area through their ten offices and branches in Philadelphia and Montgomery Counties in Pennsylvania and New Castle County, Delaware, but also through the national consumer loan products offered by the First Bank of Delaware.

First Bank of Delaware, including all of its assets, liabilities and equity, was spun off by Republic First, on January 31, 2005.  First Bank of Delaware trades on the OTC Bulletin Board under the trading symbol, “FBOD”.  Republic First shareholders received one share of stock in First Bank of Delaware, for every share owned of Republic First.  After spin off of First Bank of Delaware, Republic First became a one bank holding company.

As of September 30, 2008, Republic First had total assets of approximately $964.7 million, total shareholder’s equity of approximately $79.3 million, total deposits of approximately $ 729.5 million and net loans receivable outstanding of approximately $764.2 million.  The majority of such loans were made for commercial purposes.

Republic First provides banking services through Republic First Bank and does not presently engage in any activities other than banking activities.  The principal executive office of Republic First is located at Two Liberty Place, 50 South 16th Street, Suite 2400, Philadelphia, PA 19102, telephone number (215) 735-4422.

At September 30, 2008, Republic First and Republic First Bank had a total of 148 full-time equivalent employees.

Republic First Bank

Republic First Bank is a commercial bank chartered pursuant to the laws of the Commonwealth of Pennsylvania, and is subject to examination and comprehensive regulation by the FDIC and the Pennsylvania Department of Banking. The deposits held by Republic First Bank are insured up to applicable limits by the Deposit Insurance Fund of the FDIC. Republic First Bank presently conducts its principal banking activities through its five Philadelphia offices and six suburban offices in Ardmore, Plymouth Meeting, Bala Cynwyd and Abington, located in Montgomery County, Media, located in Delaware County, and Voorhees, located in southern New Jersey.

As of September 30, 2008, Republic First Bank had total assets of approximately $962.6 million, total shareholder’s equity of approximately $89.2 million, total deposits of approximately $741.1 million and net loans receivable of approximately $764.2 million.  The majority of such loans were made for commercial purposes.

Services Offered

Republic First Bank offers many commercial and consumer banking services with an emphasis on serving the needs of individuals, small and medium-sized businesses, executives, professionals and professional organizations in their service area.

Republic First Bank attempts to offer a high level of personalized service to both their small and medium-sized businesses and consumer customers.  Republic First Bank offers both commercial and consumer deposit accounts, including checking accounts, interest-bearing demand accounts, money market accounts, certificates of deposit, savings accounts, sweep accounts, lockbox services and individual retirement accounts (and other traditional banking services).  Republic First Bank actively solicits both non-interest and interest-bearing deposits from its borrowers.

Republic First Bank offers a broad range of loan and credit facilities to the businesses and residents of its service area, including secured and unsecured commercial loans, commercial real estate and construction loans, residential mortgages, automobile loans, home improvement loans, home equity and overdraft lines of credit, and other products.

Republic First Bank manages credit risk through loan application evaluation and monitoring for adherence with credit policies.  Since its inception, Republic First Bank has had a senior officer monitor compliance with Republic First Bank’s lending policies and procedures by Republic First Bank’s loan officers.

Republic First Bank also maintains an investment securities portfolio.  Investment securities are purchased by Republic First Bank in compliance with Republic First Bank’s investment policies, which are approved annually by Republic First Bank’s board of directors.  The investment policies address such issues as permissible investment categories, credit quality, maturities and concentrations.  At December 31, 2007 and 2006, approximately 63% and 71%, respectively, of the aggregate dollar amount of the investment securities consisted of either U.S. Government debt securities or U.S. Government agency issued mortgage backed securities.  Credit risk associated with these U.S. Government debt securities and the U.S. Government Agency securities is minimal, with risk-based capital weighting factors of 0% and 20%, respectively.  The remainder of the securities portfolio consists of municipal securities, trust preferred securities, corporate bonds, and Federal Home Loan Bank (FHLB) securities.

Service Area/Market Overview

Republic First Bank’s primary business banking service area consists of the Greater Philadelphia region, including Center City Philadelphia and the northern and western suburban communities located principally in Montgomery and Delaware Counties in Pennsylvania and northern Delaware. Republic First Bank also serves the surrounding counties of Bucks and Chester in Pennsylvania, southern New Jersey and southern Delaware.

Competition

There is substantial competition among financial institutions in Republic First Bank’s business banking service area.  Competitors include but are not restricted to the following banks:  Wachovia, Citizens, PNC, Sovereign, TD Bank, and Royal Bank America.  Republic First Bank competes with new and established local commercial banks, as well as numerous regionally based and super-regional commercial banks. In addition to competing with new and established commercial banking institutions for both deposits and loan customers, Republic First Bank competes directly with savings banks, savings and loan associations, finance companies, credit unions, factors, mortgage brokers, insurance companies, securities brokerage firms, mutual funds, money market funds, private lenders and other institutions for deposits, commercial loans, mortgages and consumer loans, as well as other services.  Competition among financial institutions is based upon a number of factors, including, but not limited to, the quality of services rendered, interest rates offered on deposit accounts, interest rates charged on loans and other credit services, service charges, the convenience of banking facilities, locations and hours of operation and, in the case of loans to larger commercial borrowers, relative lending limits.  It is the view of management that a combination of many factors, including, but not limited to, the level of market interest rates, has increased competition for loans and deposits.

Many of the banks with which Republic First Bank competes have greater financial resources than Republic First Bank and offer a wider range of deposit and lending instruments with higher legal lending limits. Republic First Bank’s legal lending limit was approximately $15.0 million at December 31, 2007.  Loans above these amounts may be made if the excess over the lending limit is participated to other institutions. After the spin off, Republic First Bank and First Bank of Delaware have continued to sell each other such participations. Republic First Bank is subject to potential intensified competition from new branches of established banks in the area as well as new banks that could open in its market area. Several new banks with business strategies similar to those of Republic First Bank have opened since Republic First Bank’s inception. There are banks and other financial institutions which serve surrounding areas, and additional out-of-state financial institutions, which currently, or in the future, may compete in Republic First Bank’s market. Republic First Bank competes to attract deposits and loan applications both from customers of existing institutions and from customers new to the greater Philadelphia area. Republic First Bank anticipates a continued increase in competition in their market area.

Operating Strategy for Business Banking

Following the spin off of First Bank of Delaware, Republic First’s business banking objective has been for Republic First Bank to become the primary alternative to the large banks that dominate the Greater Philadelphia market. Republic First’s management team has developed a business strategy consisting of the following key elements to achieve this objective:

Providing Attentive and Personalized Service

Republic First believes that a very attractive niche exists serving small to medium-sized business customers not adequately served by Republic First Bank’s larger competitors. Republic First believes this segment of the market responds very positively to the attentive and highly personalized service provided by Republic First Bank. Republic First Bank offers individuals and small to medium-sized businesses a wide array of banking products, informed and professional service, extended operating hours, consistently applied credit policies, and local, timely decision making. The banking industry is experiencing a period of rapid consolidation, and many local branches have been acquired by large out-of-market institutions. Republic First is positioned to respond to these dynamics by offering a community banking alternative and tailoring its product offerings to fill voids created as larger competitors increase the price of products and services or de-emphasize such products and services.

Attracting and Retaining Highly Experienced Personnel

Republic First Bank’s officers and other personnel have substantial experience acquired at larger banks in the region. Additionally, Republic First Bank extensively screens and trains its staff to instill a sales and service oriented culture and maximize cross-selling opportunities and business relationships. Republic First Bank offers meaningful sales-based incentives to certain customer contact employees.

Capitalizing on Market Dynamics

In recent years, banks controlling large amounts of the deposits in Republic First Bank’s primary market areas have been acquired by large and super-regional bank holding companies. The ensuing cultural changes in these banking institutions have resulted in changes in their product offerings and in the degree of personal attention they provide. Republic First has sought to capitalize on these changes by offering a community banking alternative. As a result of continuing consolidations and its marketing efforts, Republic First believes it has a continuing opportunity to increase its market share.

Products and Services

Republic First Bank offers a range of competitively priced commercial and other banking services, including secured and unsecured commercial loans, real estate loans, construction and land development loans, automobile loans, home improvement loans, mortgages, home equity and overdraft lines of credit, and other products. Republic First Bank offers both commercial and consumer deposit accounts, including checking accounts, interest-bearing demand accounts, money market accounts, certificates of deposit, savings accounts, sweep accounts, lockbox services and individual retirement accounts (and other traditional banking services). Republic First Bank’s commercial loans typically range between $250,000 and $5.0 million but customers may borrow significantly larger amounts up to Republic First Bank’s legal lending limit of approximately $15.0 million.  Individual customers may have several loans, often secured by different collateral, which are in total subject to that lending limit. Relationships in excess of $8.8 million at December 31, 2007, amounted to $372.9 million. The $8.8 million threshold approximates 10% of total capital and reserves and reflects an additional internal monitoring guideline.

Republic First Bank attempts to offer a high level of personalized service to both their commercial and consumer customers. Republic First Bank is a member of the STAR™ and PLUS™ automated teller (“ATM”) networks in order to provide customers with access to ATMs worldwide. Republic First Bank currently has eleven proprietary ATMs at branch locations and two additional ATMs at a location in southern New Jersey.

Republic First Bank’s lending activities generally are focused on small and medium sized businesses within the professional community. Commercial and construction loans are the most significant category of Republic First Bank’s outstanding loans, representing approximately 96% of total loans outstanding at December 31, 2007.  Repayment of these loans is, in part, dependent on general economic conditions affecting the community and the various businesses within the community.  Although management continues to follow established underwriting policies, and monitors loans through Republic First Bank’s loan review officer, credit risk is still inherent in the portfolio.  Although the majority of Republic First Bank’s loan portfolio is collateralized with real estate or other collateral, a portion of the commercial portfolio is unsecured, representing loans made to borrowers considered to be of sufficient strength to merit unsecured financing.  Republic First Bank makes both fixed and variable rate loans with terms ranging from one to five years. Variable rate loans are generally tied to the national prime rate of interest.

Supervision and Regulation

Various requirements and restrictions under the laws of the United States and the Commonwealth of Pennsylvania affect Republic First and Republic First Bank.

General

Republic First Bank, a Pennsylvania chartered bank, is subject to supervision and regulation by the FDIC and the Pennsylvania Department of Banking. Republic First is a bank holding company subject to supervision and regulation by the Federal Reserve Bank of Philadelphia (“FRB”) under the Federal Bank Holding Company Act of 1956, as amended (the “BHC Act”). As a bank holding company, Republic First’s activities and those of Republic First Bank are limited to the business of banking and activities closely related or incidental to banking, and Republic First may not directly or indirectly acquire the ownership or control of more than 5% of any class of voting shares or substantially all of the assets of any company, including a bank, without the prior approval of the FRB.

Republic First Bank is also subject to requirements and restrictions under federal and state law, including requirements to maintain reserves against deposits, restrictions on the types and amounts of loans that may be granted and the interest that may be charged thereon, and limitations on the types of investments that may be made and the types of services that may be offered. Various consumer laws and regulations also affect the operations of Republic First Bank. In addition to the impact of regulation, commercial banks are affected significantly by the actions of the FRB in attempting to control the money supply and credit availability in order to influence market interest rates and the national economy.

Holding Company  Structure

Republic First Bank is subject to restrictions under federal law which limit its ability to transfer funds to Republic First, whether in the form of loans, other extensions of credit, investments or asset purchases. Such transfers by Republic First Bank to Republic First are generally limited in amount to 10% of Republic First Bank’s capital and surplus. Furthermore, such loans and extensions of credit are required to be secured in specific amounts, and all transactions are required to be on an arm’s length basis. Republic First Bank has never made any loans or extensions of credit to Republic First or purchased any assets from Republic First.

Under regulatory policy, Republic First is expected to serve as a source of financial strength to Republic First Bank and to commit resources to support Republic First Bank. This support may be required at times when, absent such policy, Republic First might not otherwise provide such support. Any capital loans by Republic First to Republic First Bank are subordinate in right of payment to deposits and to certain other indebtedness of Republic First Bank. In the event of Republic First’s bankruptcy, any commitment by Republic First to a federal bank regulatory agency to maintain the capital of Republic First Bank will be assumed by the bankruptcy trustee and entitled to a priority of payment.

Gramm-Leach-Bliley Act

On November 12, 1999, the federal Gramm-Leach-Bliley Act (the “GLB Act”) was enacted.  The GLB Act did three fundamental things:

●	repealed the key provisions of the Glass Steagall Act so as to permit commercial banks to affiliate with investment banks (securities firms);

●	amended the BHC Act to permit qualifying bank holding companies to engage in any type of financial activities that were not permitted for banks themselves; and

●	permitted subsidiaries of banks to engage in a broad range of financial activities that were not permitted for banks themselves.

The result was that banking companies would generally be able to offer a wider range of financial products and services and would be more readily able to combine with other types of financial companies, such as securities and insurance companies.

The GLB Act created a new kind of bank holding company called a “financial holding company” (an “FHC”).  An FHC is authorized to engage in any activity that is “financial in nature or incidental to financial activities” and any activity that the Federal Reserve determines is “complementary to financial activities” and does not pose undue risks to the financial system.  Among other things, “financial in nature” activities include securities underwriting and dealing, insurance underwriting and sales, and certain merchant banking activities.  A bank holding company qualifies to become an FHC if each of its depository institution subsidiaries is “well capitalized,” “well managed,” and CRA-rated “satisfactory” or better.  A qualifying bank holding company becomes an FHC by filing with the Federal Reserve Board an election to become an FHC.  If an FHC at any time fails to remain “well capitalized” or “well managed,” the consequences can be severe.  Such an FHC must enter into a written agreement with the Federal Reserve to restore compliance.  If compliance is not restored within 180 days, the Federal Reserve can require the FHC to cease all its newly authorized activities or even to divest itself of its depository institutions.  On the other hand, a failure to maintain a CR rating of “satisfactory” will not jeopardize any then existing newly authorized activities; rather, the FHC cannot engage in any additional newly authorized activities until a “satisfactory” CRA rating is restored.

In addition to activities currently permitted by law and regulation for bank holding companies, an FHC may engage in virtually any other kind of financial activity.  Under limited circumstances, an FHC may even be authorized to engage in certain non-financial activities.  The most important of these authorized activities are as follows:

●	Securities underwriting and dealing;

●	Insurance underwriting and sales;

●	Merchant banking activities;

●	Activities determined by the Federal Reserve to be “financial in nature” and incidental activities; and

●	Activities determined by the Federal Reserve to be “complementary” to financial activities.

Bank holding companies that do not qualify or elect to become FHCs will be limited in their activities to those previously permitted by law and regulation.  Republic First has not elected to become a FHC but has not precluded the possibility of doing so in the future.

The GLB Act also authorized national banks to create “financial subsidiaries.”  This is in addition to the present authority of national banks to create “operating subsidiaries”.  A “financial subsidiary” is a direct subsidiary of a national bank that satisfies the same conditions as an FHC, plus certain other conditions, and is approved in advance by the Office of the Comptroller of the Currency (the “OCC”).  A national bank’s “financial subsidiary” can engage in most, but not all, of the newly authorized activities.

In addition, the GLB Act provided significant new protections for the privacy of customer information.  These provisions apply to any company the business of which is engaging in activities permitted for an FHC, even if it is not itself an FHC.  The GLB Act subjected a financial institution to four new requirements regarding non-public information about a customer.  The financial institution must (1) adopt and disclose a privacy policy; (2) give customers the right to “opt out” of disclosures to non-affiliated parties; (3) not disclose any information to third party marketers; and (4) follow regulatory standards (to be adopted in the future) to protect the security and confidentiality of customer information.

Although the long-range effects of the GLB Act cannot be predicted with certainty, it will probably further narrow the differences and intensify competition between and among commercial banks, investment banks, insurance firms and other financial service companies.

Sarbanes-Oxley Act of 2002

The following is a brief summary of some of the provisions of the Sarbanes-Oxley Act of 2002 (“SOX”) that affect Republic First.  It is not intended as an exhaustive description of SOX or its impact on Republic First.

SOX instituted or increased various requirements for corporate governance, board of director and audit committee composition and membership, board duties, auditing standards, external audit firm standards, additional disclosure requirements, including CEO and CFO certification of financial statements and related controls, and other new requirements.

Boards of directors are now required to have a majority of independent directors, and the audit committees are required to be wholly independent, with greater financial expertise.  Such independent directors are not allowed to receive compensation from the company on whose board they serve except for directors’ fees.  Additionally, requirements for auditing standards and independence of external auditors were increased and included independent audit partner review, audit partner rotation and limitations over non-audit services.  Penalties for non-compliance with existing and new requirements were established or increased.

In addition, Section 404 of SOX required that by each year end, our management perform a detailed assessment of internal controls and report thereon as follows:

●	We must state that we accept the responsibility for maintaining an adequate internal control structure and procedures for financial reporting;

●	We must present an assessment, at each year end, of the effectiveness of the internal control structure and procedures for our financial reporting; and

●
We must have our auditors audit our internal control over financial reporting and provide an opinion that we have maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007.  The audit must be made in accordance with standards issued or adopted by the Public Company Accounting Oversight Board.

Regulatory Restrictions on Dividends

Dividend payments by Republic First Bank to Republic First are subject to the Pennsylvania Banking Code of 1965 (the “Banking Code”) and the Federal Deposit Insurance Act (the “FDIA”). Under the Banking Code, no dividends may be paid except from “accumulated net earnings” (generally, undivided profits). Under the FDIA, an insured bank may pay no dividends if the bank is in arrears in the payment of any insurance assessment due to the FDIC. Under current banking laws, Republic First Bank would be limited to $56.8 million of dividends payable plus an additional amount equal to its net profit for 2008, up to the date of any such dividend declaration. However, dividends would be further limited in order to maintain capital ratios as discussed in “Regulatory Capital Requirements”.

State and federal regulatory authorities have adopted standards for the maintenance of adequate levels of capital by banks, which may vary. Adherence to such standards further limits the ability of Republic First Bank to pay dividends to Republic First.

Dividend Policy

Republic First has not paid any cash dividends on its common stock and has no intention to pay dividends in the foreseeable future.

FDIC Insurance Assessments

The FDIC has implemented a risk-related premium schedule for all insured depository institutions that results in the assessment of premiums based on capital and supervisory measures.

Under the risk-related premium schedule, the FDIC, on a semiannual basis, assigns each institution to one of three capital groups (well capitalized, adequately capitalized or under capitalized) and further assigns such institution to one of three subgroups within a capital group corresponding to the FDIC’s judgment of the institution’s strength based on supervisory evaluations, including examination reports, statistical analysis and other information relevant to gauging the risk posed by the institution. Only institutions with a total capital to risk-adjusted assets ratio of 10.00% or greater, a Tier 1 capital to risk-adjusted assets ratio of 6.00% or greater and a Tier 1 leverage ratio of 5.00% or greater, are assigned to the well capitalized group.

Capital Adequacy

The FRB has adopted risk-based capital guidelines for bank holding companies, such as Republic First. The required minimum ratio of total capital to risk-weighted assets (including off-balance sheet activities, such as standby letters of credit) is 8.0%. At least half of the total capital is required to be Tier 1 capital, consisting principally of common shareholders’ equity, non-cumulative perpetual preferred stock and minority interests in the equity accounts of consolidated subsidiaries, less goodwill. The remainder, Tier 2 capital, may consist of a limited amount of subordinated debt and intermediate-term preferred stock, certain hybrid capital instruments and other debt securities, perpetual preferred stock, and a limited amount of the general loan loss allowance.

In addition to the risk-based capital guidelines, the FRB has established minimum leverage ratio (Tier 1 capital to average total assets) guidelines for bank holding companies. These guidelines provide for a minimum leverage ratio of 3% for those bank holding companies that have the highest regulatory examination ratings and are not contemplating or experiencing significant growth or expansion. All other bank holding companies are required to maintain a leverage ratio of at least 1% to 2% above the 3% stated minimum. Republic First is in compliance with these guidelines. The FDIC subjects Republic First Bank to similar capital requirements.

The risk-based capital standards are required to take adequate account of interest rate risk, concentration of credit risk and the risks of non-traditional activities.

Interstate Banking

The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1995 amended various federal banking laws to provide for nationwide interstate banking, interstate bank mergers and interstate branching. The interstate banking provisions allow for the acquisition by a bank holding company of a bank located in another state.

Interstate bank mergers and branch purchase and assumption transactions were allowed effective September 1, 1998; however, states may “opt-out” of the merger and purchase and assumption provisions by enacting a law that specifically prohibits such interstate transactions. States could, in the alternative, enact legislation to allow interstate merger and purchase and assumption transactions prior to September 1, 1999. States could also enact legislation to allow for de novo interstate branching by out of state banks. In July 1997, Pennsylvania adopted “opt-in” legislation that allows interstate merger and purchase and assumption transactions.

Profitability, Monetary Policy and Economic Conditions

In addition to being affected by general economic conditions, the earnings and growth of Republic First Bank will be affected by the policies of regulatory authorities, including the Pennsylvania Department of Banking, the FRB and the FDIC.  An important function of the FRB is to regulate the supply of money and other credit conditions in order to manage interest rates.  The monetary policies and regulations of the FRB have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future.  The effects of such policies upon the future business, earnings and growth of the Bank cannot be determined.

Republic First Bank is not considered to be a “well known seasoned issuer.”

Description of Properties

Republic First Bank leases approximately 39,956 square feet on two floors of Two Liberty Place, 50 South 16th Street, Philadelphia, Pennsylvania.  The space serves as the headquarters and executive offices of Republic First and Republic First Bank.  Bank office operations and the commercial bank lending department of Republic First Bank are also located at the site.  The initial lease term will expire on December 31, 2020 and the lease contains two five year renewal options.  Rent expense commenced in June 2007 at an annual rate of approximately $562,684, subject to certain abatements during the first twenty-eight months of the lease.

Republic First Bank leases approximately 1,829 square feet on the ground floor at 1601 Market Street in Center City, Philadelphia.  This space contains a banking area and vault and represents Republic First Bank’s main office. The initial ten year term of the lease expired March 2003 and contains five-year and ten-year renewal options that have been exercised and also contains an additional five-year option. The annual rent for such location is $99,985 payable in monthly installments.

Republic First Bank leases approximately 1,743 square feet of space on the ground floor at 1601 Walnut Street, Center City Philadelphia, PA.  This space contains a banking area and vault.  The initial ten-year term of the lease expired August 2006.  The lease has been extended to August 2014 and contains an additional five-year renewal option.  The annual rent for such location is $130,191, payable in monthly installments.

Republic First Bank leases approximately 798 square feet of space on the ground floor and 903 square feet on the 2nd floor at 233 East Lancaster Avenue, Ardmore, PA.  The space contains a banking area and business development office.  The initial ten-year term of the lease expired in August 2005, and contains a five year renewal option that has been exercised and also contains an additional five-year option.  The annual rental at such location is $59,514, payable in monthly installments.

Republic First Bank entered into a lease agreement that commenced May 1, 2007 for approximately 1,574 square feet for its Bala Cynwyd office at Two Bala Plaza, Bala Cynwyd, Pennsylvania.  The space contains a banking area.  The initial six-year, four month lease term contains two five-year renewal options and the initial lease term will expire on August 31, 2013.  The annual rent at such location is $49,319, payable in monthly installments.

Republic First Bank entered into a lease agreement that commenced April 27, 2007 for approximately 2,820 square feet for its Plymouth Meeting office at 421 Germantown Pike, Plymouth Meeting, Pennsylvania.  The space contains a banking area and a business development office.  The initial seven-year, five month lease term contains one six-year renewal option and the initial lease terms will expire on September 30, 2014.  The annual rent at such location is $93,295, payable in monthly installments.

Republic First Bank owns an approximately 2,800 square foot facility for its Abington, Montgomery County office at 1480 York Road, Abington, Pennsylvania.  This space contains a banking area and a business development office.

Republic First Bank leases approximately 1,822 square feet on the ground floor at 1818 Market St. Philadelphia, Pennsylvania. The space contains a banking area and a vault. The initial ten-year term of the lease expires in August 2008, has been extended for fifteen years to August 2023, and contains an additional five-year renewal option. The annual rent for such location is $104,461, payable in monthly installments.

Republic First Bank leases approximately 4,700 square feet of space on the first, second, and third floor, at 436 East Baltimore Avenue, Media, Pennsylvania.  The space contains a banking area and business development office.  The initial five-year term of the lease expires October 2009 with four five-year renewal options.  The annual rent is $75,106 payable in monthly installments.

Republic First Bank leases an approximately 6,000 square feet facility for its Northeast Philadelphia office at Mayfair and Cottman Avenues, Philadelphia, Pennsylvania.  The space contains a banking area and a business development office.  The initial fifteen-year term of the lease expires June 2021 with two five-year renewal options.  The annual rent is $96,000 payable in monthly installments.

Republic First Bank leases an approximately 1,850 square feet facility for its Voorhees office at 342 Burnt Mill Road, Voorhees, New Jersey.  The space contains a banking area.  The initial fifteen-year term of the lease expires May 2021 with two five-year renewal options.  The annual rent is $42,600 payable in monthly installments.

Republic First Bank entered into a lease agreement that commenced September 1, 2007 for approximately 2,467 square feet at 833 Chestnut Street, Philadelphia, Pennsylvania.  The space contains a banking area and a business development office.  The initial fifteen-year term of the lease expires August 2022 with three five-year renewal options.  The annual rent is $71,954, payable in monthly installments.

Republic First Bank entered into a lease agreement that commenced December 26, 2007 for approximately 2,710 square feet for its Torresdale location, to be opened in 2008, at 8764 Frankford Avenue, Philadelphia, Pennsylvania.  The space contains a banking area and business development office.  The initial fifteen-year term of the lease expires December 2022 with two five-year renewal options.  The annual rent is $120,000, payable in monthly installments.

Republic First purchased a parcel of land consisting of approximately 2.1 acres, on July 23, 2008, at 335 Route 70 East, Cherry Hill, New Jersey.  A 4,000 square foot branch facility is in development, and is scheduled to be opened in 2009.

Republic First entered into a lease agreement on October 29, 2008 for a building, approximately 5,000 square feet located at 30 Kings Highway East, Haddonfield, New Jersey. This location will be utilized for its Haddonfield branch and is scheduled to open in 2009. The initial twenty-year term of the lease expires January 2029 with two five-year renewal options.  The annual rent is to be $140,000.00 payable in monthly installments.

Republic First entered into purchase agreements for three parcels of land on October 12, 2008 totaling approximately 1.2 acres located at the Black Horse Pike and Ganttown Road, Turnersville, New Jersey. A 4,000 square foot branch facility is to be developed and is scheduled to open in 2009.

Legal Proceedings

Republic First and Republic First Bank are from time to time parties (plaintiff or defendant) to lawsuits in the normal course of business. While any litigation involves an element of uncertainty, management, after reviewing pending actions with its legal counsel, is of the opinion that the liability of Republic First and Republic First Bank, if any, resulting from such actions will not have a material effect on the financial condition or results of operations of Republic First and Republic First Bank.

Market for Registrant’s Common Equity,
Related Shareholder Matters and Issuer Purchases of Equity Securities

Market Information

Shares of Republic First’s common stock are listed on the NASDAQ Global Market under the symbol “FRBK.”  The table on page 78 presents the range of high and low trade prices reported for the common stock on the NASDAQ Global Market for the quarterly periods from January 1, 2006 through December 31, 2008.

Dividend Policy

Republic First has not paid any cash dividends on its common stock and has no intention to pay dividends in the foreseeable future.  The payment of dividends in the future, if any, will depend upon earnings, capital levels, cash requirements, the financial condition of Republic First and Republic First Bank, applicable government regulations and policies and other factors deemed relevant by Republic First’s board of directors, including the amount of cash dividends payable to Republic First by Republic First Bank.  The principal source of income and cash flow for Republic First, including cash flow to pay cash dividends on the common stock, is dividends from Republic First Bank. Various federal and state laws, regulations and policies limit the ability of Republic First Bank to pay cash dividends to Republic First.  For certain limitations on Republic First Bank’s ability to pay cash dividends to Republic First, see “Description of Business - Supervision and Regulation”.

Equity Compensation Plan Information

The following table sets forth information as of December 31, 2007, with respect to the shares of common stock that may be issued under Republic First’s existing equity compensation plans.

	(a)	(b)	(c)
Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	737,841	$6.39	(1)
Equity compensation plans not approved by security holders: Incentives to acquire new employees
Total	737,841	$6.39	(1)

(1)   The amended plan includes an “evergreen formula” which provides that the maximum number of shares which may be issued is 1,540,000 shares plus an annual increase equal to the number of shares required to restore the maximum number of shares available for grant to 1,540,000 shares.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
At and For the Fiscal Year Ended December 31, 2007

The following is management’s discussion and analysis of the significant changes in Republic First’s results of operations, financial condition and capital resources presented in the accompanying consolidated financial statements of Republic First at and for the fiscal year ended December 31, 2007.  This discussion should be read in conjunction with the accompanying notes to the consolidated financial statements.

Critical Accounting Policies, Judgments and Estimates

Discontinued Operations - In accordance with SFAS No. 144, Republic First has presented the operations of First Bank of Delaware as discontinued operations starting with the first quarter 2005.  On January 31, 2005 the First Bank of Delaware was spun off, effective January 1, 2005.  All assets, liabilities and equity of First Bank of Delaware were spun off as an independent company, trading on the OTC market under the stock symbol “FBOD.”  Shareholders received one share of stock in First Bank of Delaware, for every share owned of Republic First.  The short-term loan and tax refund lines of business were accordingly transferred after that date.  Republic First Bank continued to purchase tax refund anticipation loans from the First Bank of Delaware through 2006.  However, First Bank of Delaware decided not to continue with this program in 2007.

In reviewing and understanding financial information for Republic First you are encouraged to read and understand the significant accounting policies used in preparing our consolidated financial statements. These policies are described in Note 2 of the notes to our audited consolidated financial statements beginning on page 165. The accounting and financial reporting policies of Republic First conform to accounting principles generally accepted in the United States of America and to general practices within the banking industry. The preparation of Republic First’s consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Management evaluates these estimates and assumptions on an ongoing basis including those related to the allowance for loan losses, other-than-temporary impairment of securities and deferred income taxes. Management bases its estimates on historical experience and various other factors and assumptions that are believed to be reasonable under the circumstances. These form the bases for making judgments on the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Allowance for Loan Losses—The allowance for loan losses is increased by charges to income through the provision for loan losses and decreased by charge-offs (net of recoveries). The allowance is maintained at a level that management considers adequate to provide for losses based upon evaluation of the known and inherent risks in the loan portfolio. Management’s periodic evaluation of the adequacy of the allowance is based on Republic First’s past loan loss experience, the volume and composition of lending conducted by Republic First, adverse situations that may affect a borrower’s ability to repay, the estimated value of any underlying collateral, current economic conditions and other factors affecting the known and inherent risk in the portfolio. This evaluation is inherently subjective as it requires material estimates including, among others, the amount and timing of expected future cash flows on impacted loans, exposure at default, value of collateral, and estimated losses on our commercial and residential loan portfolios. All of these estimates may be susceptible to significant change.

The allowance consists of specific allowances for both impaired loans and all classified loans which are not impaired and a general allowance on the remainder of the portfolio. Although we determine the amount of each element of the allowance separately, the entire allowance for loan losses is available for the entire portfolio.

We establish an allowance on certain impaired loans for the amount by which the discounted cash flows, observable market price or fair value of collateral if the loan is collateral dependent is lower than the carrying value of the loan. A loan is considered to be impaired when, based upon current information and events, it is probable that Republic First will be unable to collect all amounts due according to the contractual terms of the loan. An insignificant delay or insignificant shortfall in amount of payments does not necessarily result in the loan being identified as impaired.

We also establish a specific valuation allowance on classified loans which are not impaired. We segregate these loans by category and assign allowances to each loan based on inherent losses associated with each type of lending and consideration that these loans, in the aggregate, represent an above-average credit risk and that more of these loans will prove to be uncollectible compared to loans in the general portfolio. The categories used by Republic First include “Doubtful,” “Substandard” and “Special Mention.” Classification of a loan within such categories is based on identified weaknesses that increase the credit risk of the loan.

We establish a general allowance on non-classified loans to recognize the inherent losses associated with lending activities, but which, unlike specific allowances, have not been allocated to particular problem loans. This general valuation allowance is determined by segregating the loans by loan category and assigning allowance percentages based on our historical loss experience, delinquency trends, and management’s evaluation of the collectibility of the loan portfolio.

The allowance is adjusted for significant factors that, in management’s judgment, affect the collectibility of the portfolio as of the evaluation date. These significant factors may include changes in lending policies and procedures, changes in existing general economic and business conditions affecting our primary lending areas, credit quality trends, collateral value, loan volumes and concentrations, seasoning of the loan portfolio, loss experience in particular segments of the portfolio, duration of the current business cycle, and bank regulatory examination results. The applied loss factors are reevaluated each reporting period to ensure their relevance in the current economic environment.

While management uses the best information available to make loan loss allowance valuations, adjustments to the allowance may be necessary based on changes in economic and other conditions, changes in the composition of the loan portfolio or changes in accounting guidance. In times of economic slowdown, either regional or national, the risk inherent in the loan portfolio could increase resulting in the need for additional provisions to the allowance for loan losses in future periods. An increase could also be necessitated by an increase in the size of the loan portfolio or in any of its components even though the credit quality of the overall portfolio may be improving. Historically, our estimates of the allowance for loan loss have approximated actual losses incurred. In addition, the Pennsylvania Department of Banking and the FDIC, as an integral part of their examination processes, periodically review our allowance for loan losses. The Pennsylvania Department of Banking or the FDIC may require the recognition of adjustment to the allowance for loan losses based on their judgment of information available to them at the time of their examinations. To the extent that actual outcomes differ from management’s estimates, additional provisions to the allowance for loan losses may be required that would adversely impact earnings in future periods.

Other-Than-Temporary Impairment of Securities—Securities are evaluated on at least a quarterly basis, and more frequently when market conditions warrant such an evaluation, to determine whether a decline in their value is other-than-temporary. To determine whether a loss in value is other-than-temporary, management utilizes criteria such as the reasons underlying the decline, the magnitude and duration of the decline and the intent and ability of Republic First to retain its investment in the security for a period of time sufficient to allow for an anticipated recovery in the fair value. The term “other-than-temporary” is not intended to indicate that the decline is permanent, but indicates that the prospects for a near-term recovery of value is not necessarily favorable, or that there is a lack of evidence to support a realizable value equal to or greater than the carrying value of the investment. Once a decline in value is determined to be other-than-temporary, the value of the security is reduced and a corresponding charge to earnings is recognized.

Income Taxes—Management makes estimates and judgments to calculate various tax liabilities and determine the recoverability of various deferred tax assets, which arise from temporary differences between the tax and financial statement recognition of revenues and expenses. Management also estimates a reserve for deferred tax assets if, based on the available evidence, it is more likely than not that some portion or all of the recorded deferred tax assets will not be realized in future periods. These estimates and judgments are inherently subjective. Historically, our estimates and judgments to calculate our deferred tax accounts have not required significant revision.

In evaluating our ability to recover deferred tax assets, management considers all available positive and negative evidence, including our past operating results and our forecast of future taxable income. In determining future taxable income, management makes assumptions for the amount of taxable income, the reversal of temporary differences and the implementation of feasible and prudent tax planning strategies. These assumptions require us to make judgments about our future taxable income and are consistent with the plans and estimates we use to manage our business. Any reduction in estimated future taxable income may require us to record a valuation allowance against our deferred tax assets. An increase in the valuation allowance would result in additional income tax expense in the period and could have a significant impact on our future earnings.

Recent Accounting Pronouncements

In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments. This statement amends FASB Statements No. 133, Accounting for Derivative Instruments and Hedging Activities, and No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. This statement resolves issues addressed in Statement 133 Implementation Issue No. D1, Application of Statement 133 to Beneficial Interest in Securitized Financial Assets. This statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. Republic First adopted this guidance on January 1, 2007. The adoption did not have any effect on Republic First’s consolidated financial position or results of operations.

In March 2006, the FASB issued SFAS No. 156, Accounting for Servicing of Financial Asset- An Amendment of FASB Statement No. 140. This statement amends SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities, with respect to the accounting for separately recognized servicing assets and servicing liabilities. This statement requires that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable. It also permits, but does not require, the subsequent measurement of servicing assets and servicing liabilities at fair value. Republic First adopted this statement effective January 1, 2007. The adoption did not have a material effect on Republic First’s consolidated financial position or results of operations.

In July 2006, the FASB issued FASB Interpretation (“FIN”) No. 48, Accounting for Uncertainty in Income Taxes. This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This Interpretation is effective for fiscal years beginning after December 15, 2006. The adoption did not have any impact on Republic First’s consolidated financial position or results of operations.

In September 2006, the FASB ratified the consensus reached by the Emerging Issues Task Force (“EITF”) in Issue 06-4, Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements. EITF 06-4 applies to life insurance arrangements that provide an employee with a specified benefit that is not limited to the employee’s active service period, including certain bank-owned life insurance (“BOLI”) policies. EITF 06-4 requires an employer to recognize a liability and related compensation costs for future benefits that extend to postretirement periods. EITF 06-4 is effective for fiscal years beginning after December 15, 2007, with earlier application permitted. Republic First is continuing to evaluate the impact of this consensus, which may require Republic First to recognize an additional liability and compensation expense related to its deferred compensation agreements.

In September 2006, the FASB ratified the consensus reached by the EITF in Issue 06-5, Accounting for Purchases of Life Insurance – Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4, Accounting for Purchases of Life Insurance. Technical Bulletin No. 85-4 states that an entity should report as an asset in the statement of financial position the amount that could be realized under the insurance contract.  EITF 06-5 clarifies certain factors that should be considered in the determination of the amount that could be realized. EITF 06-5 is effective for fiscal years beginning after December 15, 2006, with earlier application permitted under certain circumstances. Republic First adopted this guidance on January 1, 2007.  The adoption did not have any effect on Republic First’s consolidated financial position or results of operations.

In September 2006, the FASB issued FASB Statement No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements. FASB Statement No. 157 applies to other accounting pronouncements that require or permit fair value measurements. The new guidance is effective for financial statements issued for fiscal years beginning after November 15, 2007, and for interim periods within those fiscal years. Republic First does not anticipate any material impact on its consolidated financial position or results of operations.

In December 2007, the FASB issued proposed FASB Staff Position (FSP) 157-b, Effective Date of FASB Statement No. 157, that would permit a one-year deferral in applying the measurement provisions of statement No. 157 to non-financial assets and non-financial liabilities (non-financial items) that are not recognized or disclosed at fair value in an entity’s financial statements on a recurring basis (at least annually). Therefore, if the change in fair value of a non-financial item is not required to be recognized or disclosed in the financial statements on an annual basis or more frequently, the effective date of application of statement 157 to that item is deferred until fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. This deferral does not apply, however, to an entity that applies statement 157 in interim or annual financial statements before proposed FSP 157-b is finalized. Republic First is currently evaluating the impact, if any, that the adoption of FSP 157-b will have on Republic First’s consolidated financial position or results of operations.

In September 2006, the SEC issued SAB No. 108, Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements. SAB No. 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a potential current year misstatement. Prior to SAB No. 108, companies might evaluate the materiality of financial-statement misstatements using either the income statement or balance sheet approach, with the income statement approach  focusing on new misstatements added in the current year, and the balance sheet approach focusing on the cumulative amount of misstatement present in a company’s balance sheet. Misstatements that would be material under one approach could be viewed as immaterial under another approach, and not be corrected. SAB No. 108 now requires that companies view financial statement misstatements as material if they are material according to either the income statement or balance sheet approach. Republic First adopted this guidance on January 1, 2007.  The adoption did not have any effect on Republic First’s consolidated financial position or results of operations.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. This statement permits entities to choose to measure many financial instruments and certain other items at fair value. An entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. This statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Republic First does not anticipate any material impact on its consolidated financial position or results of operations.

In March 2007, the FASB ratified Emerging Issues Task Force Issue No. 06-10, Accounting for Collateral Assignment Split-Dollar Life Insurance Agreements (EITF 06-10). EITF 06-10 provides guidance for determining a liability for the postretirement benefit obligation as well as recognition and measurement of the associated asset on the basis of the terms of the collateral assignment agreement. EITF 06-10 is effective for fiscal years beginning after December 15, 2007. Republic First is currently assessing the impact of EITF 06-10 on its consolidated financial position and results of operations.

In December 2007, the FASB issued SFAS No. 141 (R), Business Combinations. This statement establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. The statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The guidance will become effective as of the beginning of a company’s fiscal year beginning after December 15, 2008. This new pronouncement will impact Republic First’s accounting for business combinations completed beginning January 1, 2009.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51. This statement establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. The guidance will become effective as of the beginning of a company’s fiscal year beginning after December 15, 2008. Republic First is currently evaluating the potential impact the new pronouncement will have on its consolidated financial statements.

In December 2007, the SEC issued SAB No. 110 which amends and replaces Question 6 of Section D.2 of Topic 14, Share-Based Payment, of the Staff Accounting Bulletin series. Question 6 of Section D.2 of Topic 14 expresses the views of the staff regarding the use of the “simplified” method in developing an estimate of expected term of “plain vanilla” share options and allows usage of the “simplified” method for share option grants prior to December 31, 2007. SAB 110 allows public companies which do not have historically sufficient experience to provide a reasonable estimate to continue use of the “simplified” method for estimating the expected term of “plain vanilla” share option grants after December 31, 2007.  SAB 110 is effective January 1, 2008.  Republic First does not anticipate any material impact on its consolidated financial position or results of operations.

In December 2007, the SEC issued SAB No. 109, Written Loan Commitments Recorded at Fair Value Through Earnings expresses the views of the staff regarding written loan commitments that are accounted for at fair value through earnings under generally accepted accounting principles. To make the staff’s views consistent with current authoritative accounting guidance, the SAB revises and rescinds portions of SAB No. 105, Application of Accounting Principles to Loan Commitments.  Specifically, the SAB revises the SEC staff’s views on incorporating expected net future cash flows related to loan servicing activities in the fair value measurement of a written loan commitment. The SAB retains the staff’s views on incorporating expected net future cash flows related to internally-developed intangible assets in the fair value measurement of a written loan commitment. The staff expects registrants to apply the views in Question 1 of SAB 109 on a prospective basis to derivative loan commitments issued or modified in fiscal quarters beginning after December 15, 2007. Republic First does not expect SAB 109 to have a material impact on its consolidated financial statements.

In June 2007, the EITF reached a consensus on Issue No. 06-11, Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards (EITF 06-11). EITF 06-11 states that an entity should recognize a realized tax benefit associated with dividends on nonvested equity shares, nonvested equity share units and outstanding equity share options charged to retained earnings as an increase in additional paid in capital. The amount recognized in additional paid in capital should be included in the pool of excess tax benefits available to absorb potential future tax deficiencies on share-based payment awards. EITF 06-11 should be applied prospectively to income tax benefits of dividends on equity-classified share-based payment awards that are declared in fiscal years beginning after December 15, 2007. Republic First expects that EITF 06-11 will not have an impact on its consolidated financial statements.

In May 2007, the FASB issued FASB Staff Position (FSP) FIN 48-1, Definition of Settlement in FASB Interpretation No. 48 (FSP FIN 48-1). FSP FIN 48-1 provides guidance on how to determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. FSP FIN 48-1 is effective retroactively to January 1, 2007. The implementation of this standard did not have a material impact on Republic First’s consolidated financial position or results of operations.

In February 2007, the FASB issued FASB Staff Position (FSP) FAS 158-1, Conforming Amendments to the Illustrations in FASB Statements No. 87, No. 88, and No 106 and to the Related Staff Implementation Guides. This FSP makes conforming amendments to other FASB statements and staff implementation guides and provides technical corrections to SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans. The conforming amendments in this FSP were adopted as of the effective date of SFAS No. 158.  The adoption did not have a material impact on Republic First’s consolidated financial statements or disclosures.

Results of Operations for the years ended December 31, 2007 and 2006

Overview

Republic First’s net income decreased $3.2 million, or 32.0%, to $6.9 million or $0.65 per diluted share for the year ended December 31, 2007, compared to $10.1 million, or $0.95 per diluted share for the prior year.  There was a $5.6 million, or 8.9%, increase in total interest income, reflecting a 12.6% increase in average loans outstanding and a 67.4% increase in average investment securities while interest expense increased $9.6 million reflecting a 11.6% increase in average interest bearing deposits outstanding and higher rates as well as a 50.2% increase in average borrowings outstanding.  Accordingly, net interest income decreased $4.0 million.  Contributing to the $4.0 million decrease in net interest income was the impact of $1.6 million in net interest income related to tax refund loans in 2006 which was not earned in 2007 due to the discontinuation of the program.  Also there were interest reductions due to the increase in non-performing loans in 2007.  The provision for loan losses in 2007 increased $226,000 to $1.6 million, compared to $1.4 million in 2006, reflecting the impact of a 2007 increase in non-accrual loans as well as an increase in reserves on certain loans due to a downturn in the housing market which was offset by $283,000 in net tax refund recoveries in 2007 versus $359,000 in net tax refund charge-offs in 2006.  Non-interest income decreased $567,000 to $3.1 million in 2007 compared to $3.6 million in 2006.  Non-interest expenses increased $347,000 to $21.4 million compared to $21.1 million in 2006.  Return on average assets and average equity of 0.71% and 8.86% respectively in 2007 compared to 1.19% and 14.59% respectively in 2006.

Analysis of Net Interest Income

Historically, Republic First’s earnings have depended primarily upon Republic First Bank’s net interest income, which is the difference between interest earned on interest-earning assets and interest paid on interest-bearing liabilities. Net interest income is affected by changes in the mix of the volume and rates of interest-earning assets and interest-bearing liabilities. The following table provides an analysis of net interest income on an annualized basis, setting forth for the periods (1) average assets, liabilities, and shareholders’ equity, (2) interest income earned on interest-earning assets and interest expense on interest-bearing liabilities, (3) average yields earned on interest-earning assets and average rates on interest-bearing liabilities, and (4) Republic First Bank’s net interest margin (net interest income as a percentage of average total interest-earning assets). Averages are computed based on daily balances. Non-accrual loans are included in average loans receivable. Yields are adjusted for tax equivalency in 2007 and 2006, as Republic First Bank had tax-exempt income.  Republic First Bank had no tax exempt income on securities in 2005.

	Average Balance	Interest Income/ Expense	Yield/ Rate (1)	Average Balance	Interest Income/ Expense	Yield/ Rate (1)	Average Balance	Interest Income/ Expense	Yield/ Rate (1)
(Dollars in thousands)	For the Year Ended December 31, 2007			For the Year Ended December 31, 2006			For the Year Ended December 31, 2005
Interest-earning assets:
Federal funds sold and other
interest-earning assets	$13,923	$686	4.93%	$25,884	$1,291	4.99%	$36,587	$1,078	2.95%
Investment securities and restricted stock	95,715	5,752	6.01%	57,163	3,282	5.74%	51,285	1,972	3.85%
Loans receivable	820,380	62,184	7.58%	728,754	58,254	7.99%	602,031	42,331	7.03%
Total interest-earning assets	930,018	68,622	7.38%	811,801	62,827	7.74%	689,903	45,381	6.58%
Other assets	39,889			36,985			41,239
Total assets	$969,907			$848,786			$731,142

Interest-bearing liabilities:
Demand - non-interest bearing	$78,641	$-	N/A	$82,233	$-	N/A	$88,702	$-	N/A
Demand – interest-bearing	38,850	428	1.10%	53,073	565	1.06%	49,118	332	0.68%
Money market & savings	266,706	11,936	4.48%	240,189	9,109	3.79%	238,786	6,026	2.52%
Time deposits	361,120	18,822	5.21%	304,375	14,109	4.64%	211,972	6,789	3.20%
Total deposits	745,317	31,186	4.18%	679,870	23,783	3.50%	588,578	13,147	2.23%
Total interest-
bearing deposits	666,676	31,186	4.68%	597,637	23,783	3.98%	499,876	13,147	2.63%
Other borrowings	133,122	7,121	5.35%	88,609	4,896	5.53%	75,875	3,076	4.05%
Total interest-bearing
liabilities	799,798	38,307	4.79%	686,246	28,679	4.18%	575,751	16,223	2.82%
Total deposits and
other borrowings	878,439	38,307	4.36%	768,479	28,679	3.73%	664,453	16,223	2.44%
Non-interest-bearing
Other liabilities	13,734			10,981			8,242
Shareholders’ equity	77,734			69,326			58,447
Total liabilities and
Shareholders’ equity	$969,907			$848,786			$731,142

Net interest income (2)		$30,315			$34,148			$29,158

Net interest spread			2.59%			3.56%			3.76%

Net interest margin (2)			3.26%			4.20%			4.23%
__________
(1)  Yields on investments are calculated based on amortized cost.
(2) The net interest margin is calculated by dividing net interest income by average total interest earning assets.  Both net interest income and net interest margin were increased in 2007 and 2006 over the financial statement amount, to adjust for tax equivalency.

Rate/Volume Analysis of Changes in Net Interest Income

Net interest income may also be analyzed by segregating the volume and rate components of interest income and interest expense. The following table sets forth an analysis of volume and rate changes in net interest income for the periods indicated. For purposes of this table, changes in interest income and expense are allocated to volume and rate categories based upon the respective changes in average balances and average rates.

	Year ended December 31, 2007 vs. 2006			Year ended December 31, 2006 vs. 2005
		Change due to			Change due to
(Dollars in thousands)	Average Volume	Average Rate	Total	Average Volume	Average Rate	Total
Interest earned on:
Federal funds sold and other
interest-earning assets	$(589)	$(16)	$(605)	$(534)	$747	$213
Securities	2,317	153	2,470	337	973	1,310
Loans	6,945	(3,015)	3,930	10,130	5,793	15,923
Total interest earning assets	$8,673	$(2,878)	$5,795	$9,933	$7,513	$17,446
Interest expense of
Deposits
Interest-bearing demand deposits	$157	$(20)	$137	$(42)	$(191)	$(233)
Money market and savings	(1,187)	(1,640)	(2,827)	(53)	(3,030)	(3,083)
Time deposits	(2,958)	(1,755)	(4,713)	(4,283)	(3,037)	(7,320)
Total deposit interest expense	(3,988)	(3,415)	(7,403)	(4,378)	(6,258)	(10,636)
Other borrowings	(2,381)	156	(2,225)	(704)	(1,116)	(1,820)
Total interest expense	(6,369)	(3,259)	(9,628)	(5,082)	(7,374)	(12,456)
Net interest income	$2,304	$(6,137)	$(3,833)	$4,851	$139	$4,990

Net Interest Income

Republic First’s tax equivalent net interest margin decreased 94 basis points to 3.26% for 2007 compared to 4.20% in 2006.  Excluding the impact of tax refund loans, which were substantially all a first quarter 2006 event, the net interest margin was 3.26% in 2007 and 4.04% in 2006.

While yields on interest-bearing assets decreased 36 basis points to 7.38% in 2007 from 7.74% in 2006, the yield on total deposits and other borrowings increased 63 basis points to 4.36% in 2007 from 3.73% in 2006.  The decrease in yields on assets resulted primarily from the high yield tax refund loans recorded in 2006 as well as interest reductions due to the increase in non accrual loans in 2007 and rate reductions in the last four months of 2007 on variable rate loans as a result of actions taken by the Federal Reserve.  The increase in yields on deposits was due to the repricing of maturing time deposits at higher rates and increases in rates on money market and savings deposits.  The cost of overnight borrowings decreased slightly as a result of actions taken by the Federal Reserve but those actions had limited immediate impact in reducing the cost of deposits.

Republic First’s tax equivalent net interest income decreased $3.8 million, or 11.2%, to $30.3 million for 2007 from $34.1 million for 2006.  As shown in the Rate Volume table above, the decrease in net interest income was due primarily to higher rates on deposits and lower rates on loans as discussed in the previous paragraph.  These factors more than offset the impact of the growth in average interest-earning assets, primarily loans.  Average interest-earning assets amounted to $930.0 million for 2007 and $811.8 million for 2006.  The $118.2 million increase resulted from loan growth of $91.6 million and securities growth of $38.6 million.

Republic First’s total tax equivalent interest income increased $5.8 million, or 9.2%, to $68.6 million for 2007 from $62.8 million for 2006.  Interest and fees on loans increased $3.9 million, or 6.7%, to $62.2 million for 2007 from $58.3 million for 2006.  The increase in interest and fees on loans of $3.9 million resulted from a 12.6% increase in average loans outstanding less interest reductions due to an increase in non-performing loans in 2007 and rate reductions on variable rate loans in the last four months of 2007.  Also, $1.9 million in interest on tax refund loans was realized in 2006.  Interest and dividends on investment securities increased $2.5 million to $5.8 million for 2007 from $3.3 million for 2006.  The increase reflected an increase in average securities outstanding of $38.6 million, or 67.4%, to $95.7 million for 2007 from $57.2 million for 2006.  Interest on federal funds sold and other interest earning assets decreased $605,000, or 46.9%, to $686,000 for 2007 from $1.3 million for 2006.  The decrease reflected a $12.0 million decrease in average balances to $13.9 million for 2007 from $25.9 million for 2006.

Republic First’s total interest expense increased $9.6 million, or 33.6%, to $38.3 million for 2007 from $28.7 million for 2006.  Interest-bearing liabilities averaged $799.8 million for 2007 from $686.2 million for 2006, or an increase of $113.6 million.  The increase reflected additional funding for loan and securities growth.  Average deposit balances increased $65.4 million while there was a $44.5 million increase in average other borrowings.  The average rate paid on interest-bearing liabilities increased 61 basis points to 4.79% for 2007 from 4.18% for 2006.  Interest expense on time deposit balances increased $4.7 million to $18.8 million for 2007 from $14.1 million for 2006.  Money market and savings interest expense increased $2.8 million to $11.9 million for 2007 from $9.1 million for 2006.  The majority of the increase in interest expense on deposits reflected the higher average deposit balances as well as the higher short term interest rate environment for the first eight months of 2007.  The 100 basis point decrease in short term interest rates from September 2007 through December 2007 had minimal effect on deposit rates in 2007.  Accordingly, rates on total interest-bearing deposits increased 70 basis points in 2007 compared to 2006.

Interest expense on other borrowings increased $2.2 million to $7.1 million for 2007 from $4.9 million for 2006, as a result of increased average balances.  Average other borrowings, primarily overnight FHLB borrowings, increased $44.5 million, or 50.2%, between those respective periods.  Increases in balances were utilized to fund loan growth.  Rates on other borrowings, primarily due to the 100 basis point decrease in short-term interest rates from September 2007 through December 2007 decreased to 5.35% for 2007 from 5.53% for 2006.  Interest expense on other borrowings also included the impact of $8.8 million of average trust preferred securities.

Provision for Loan Losses

The provision for loan losses is charged to operations in an amount necessary to bring the total allowance for loan losses to a level that reflects the known and inherent losses in the portfolio.  The provision for loan losses amounted to $1.6 million for 2007 compared to $1.4 million for 2006.  The 2006 provision reflected $359,000 for net charge-offs of tax refund loans, which were more than offset by $1.6 million in related net revenues.  The comparable 2007 provision reflected $283,000 for net recoveries on tax refund loans.  This favorable variance was more than offset by an increase in the 2007 provision for loan losses of $1.4 million for loans transferred to non-accrual status in 2007 and $638,000 for increases in reserves on certain loans due to a downturn in the housing market.  Those increases were partially offset by the reversal of reserves on loans which were paid down or otherwise disposed of.  The remaining provisions in both periods also reflected amounts required to increase the allowance for loan growth in accordance with Republic First’s methodology.  Non-accrual loans increased from $6.9 million at December 31, 2006 to $22.3 million at December 31, 2007.

Non-Interest Income

Total non-interest income decreased $567,000 to $3.1 million for 2007 compared to $3.6 million for 2006, primarily due to a decrease of $292,000 related to service fees on deposit accounts.  The decrease in service fees on deposit accounts reflected the termination of services to several large customers.  In addition, other income decreased $329,000 primarily due to fee recoveries recorded in 2006. Loan advisory and servicing fees decreased $57,000 which was partially offset by a $56,000 increase in bank owned life insurance income and a $55,000 increase in gain on sales of other real estate owned.

Non-Interest Expenses

Total non-interest expenses increased $347,000, or 1.7%, to $21.4 million for 2007 from $21.0 million in 2006.  Salaries and employee benefits decreased $1.0 million, or 8.7%, to $10.6 million for 2007 from $11.6 million in 2006.  That decrease reflected a reduction in bonuses and incentives expense of $1.0 million.

Occupancy expense increased $533,000, or 28.2%, to $2.4 million for 2007 compared to $1.9 million for 2006.  The increase reflected two additional branches which opened in the second and third quarters of 2006 as well as the corporate headquarters move in second quarter 2007 and an additional branch which opened in the third quarter of 2007.

Depreciation expense increased $352,000, of 34.9%, to $1.4 million for 2007 compared to $1.0 million for 2006.  The increase was primarily due to the impact of the three additional branch locations and the corporate headquarters move.

Legal fees increased $96,000, or 14.7%, to $750,000 for 2007 compared to $654,000 for 2006 resulting from increased fees on a number of different matters.

Advertising expenses increased $9,000, or 1.8%, to $503,000 for 2007 compared to $494,000 for 2006.  The increase was primarily due to higher levels of print advertising.

Data processing increased $197,000, or 39.7%, to $693,000 for 2007 compared to $496,000 for 2006, primarily due to Check 21 related expenses and other system enhancements.

Insurance expense increased $45,000, or 12.7%, to $398,000 for 2007 compared to $353,000 for 2006, resulting from the overall growth of Republic First.

Professional fees decreased $20,000, or 3.6%, to $542,000 for 2007 compared to $562,000 for 2006, reflecting decreases in recruiting expenses.

Taxes, other increased $79,000, or 10.7%, to $820,000 for 2007 compared to $741,000 for 2006.  The increase reflected an increase in Pennsylvania shares tax, which is assessed at an amount of 1.25% on a 6 year moving average of regulatory capital.  The full amount of the increase resulted from increased capital.

Other expenses increased $60,000, or 1.9%, to $3.2 million for 2007 compared to $3.2 million for 2006, which reflected the impact of the three additional branch locations.

Provision for Income Taxes

The provision for income taxes decreased $1.9 million to $3.3 million from $5.2 million for 2006.  That decrease was primarily the result of the decrease in pre-tax income.  The effective tax rates in those periods were 32% and 34%, respectively.

Results of Operations for the years ended December 31, 2006 and 2005

Overview

Republic First’s net income increased $1.2 million, or 13.8%, to $10.1 million or $1.04 per diluted share for the year ended December 31, 2006, compared to $8.9 million, or $0.93 per diluted share for the prior year. The improvement reflected a $17.4 million, or 38.3%, increase in total interest income, due primarily to a 21.0% increase in average loans outstanding and secondarily to higher rates.  Interest expense increased $12.5 million, also reflecting higher rates, a 15.5% increase in average deposits outstanding and a 16.8% in average borrowings outstanding.  Accordingly, net interest income increased $4.9 million.  Partially offsetting the increase in net interest income were the provision for loan losses (up approximately $200 thousand), non-interest income (level with 2005 at $3.6 million), and non-interest expenses (up $2.8 million).  The decrease in return on average assets and average equity from 1.19% and 14.59% respectively in 2006 compared to 1.22% and 15.22% respectively in 2005, resulted primarily from increased funding costs.

Net Interest Income

Republic First’s tax equivalent net interest margin decreased 3 basis points to 4.20% for 2006 compared to 4.23% for 2005.  While yields on interest-earning assets increased 116 basis points to 7.74% in 2006 from 6.58% in 2005, the yield on total deposits and other borrowings increased 129 basis points to 3.73% from 2.44% between 2006 and 2005.  The increases in yields on assets and cost of funds resulted primarily from the 300 basis points of increases in short-term interest rates between the two periods.  The resulting decrease in margin reflected an increase in interest bearing assets of $121.9 million, while interest bearing liabilities increased $110.5 million.

Republic First’s tax equivalent net interest income increased $5.0 million, or 17.1%, to $34.1 million for 2006 from $29.2 million for 2005. As shown in the Rate Volume table above, the increase in net interest income was due primarily to the increased volume of loans. Higher rates on loans resulted primarily from variable rate loans which immediately adjust to increases in the prime rate.  Interest expense increased primarily as a result of higher rates, resulting from the higher short-term interest rate environment, and also reflected the impact of the increase in higher cost time deposit balances.

Republic First’s total tax equivalent interest income increased $17.4 million, or 38.4%, to $62.8 million for 2006, from $45.4 million for 2005. Interest and fees on loans increased $15.9 million to $58.3 million for 2006, from $42.3 million for 2005.  The majority of the increase resulted from a 21.0% increase in average loan balances. For 2006, average loan balances amounted to $728.8 million, compared to $602.0 million in 2005. The balance of the increase in interest on loans resulted primarily from the repricing of the variable rate loan portfolio to higher short term market interest rates.  Tax equivalent interest and dividends on investment securities increased $1.2 million to $3.3 million for 2006, from $2.0 million for 2005. This increase reflected rate increases on variable rate securities as well as an increase in average securities outstanding to $57.2 million for 2006 from $51.3 million for 2005.   Interest on federal funds sold and other interest-earning assets increased $213,000, or 19.8%, to $1.3 million for 2006 from $1.1 million for 2005 as increases in short term market interest rates more than offset the $10.7  million decrease in average balances to $25.9 million for 2006 from $36.6 million for 2005.

Republic First’s total interest expense increased $12.5 million, or 76.8%, to $28.7 million for 2006, from $16.2 million for 2005.  Interest-bearing liabilities averaged $686.2 million for 2006, from $575.8 million for 2005, an increase of $110.5 million. The increase reflected additional funding utilized for loan growth. Average time deposit (certificates of deposit) balances increased $92.4 million, or 43.6%, to $304.4 million for 2006 from $212.0 million in 2005 while lower cost average transaction account balances declined $1.1 million, or 0.3%, to $375.5 million for 2006 from $376.6 million for 2005.  The average rate paid on interest-bearing liabilities increased 136 basis points to 4.18% for 2006.  Money market and savings expense increased $3.1 million to $9.1 million for 2006 from $6.0 million for 2005, due almost entirely to increases in short-term rates as average balances increased $1.4 million, or 0.6%.  Interest expense on time deposits increased $7.3 million, or 107.8%, to $14.1 million for 2006 from $6.8 million for 2005, primarily as a result of the increased average balances as well as rates.  As time deposits mature, they frequently reprice at market rates which are currently 5% or more.  Interest expense on other borrowings increased $1.8 million to $4.9 million for 2006 from $3.1 million for 2005, primarily as a result of higher short term rates. Average other borrowings, primarily overnight FHLB borrowings, increased $12.7 million, or 16.8%, to $88.6 million for 2006 from $75.9 million for 2005.  Rates on overnight borrowings reflected the higher short-term interest rate environment as the rate on other borrowings increased to 5.53% for 2006 from 4.05% for 2005.  Interest expense on other borrowings also includes the interest expense on $6.2 million of trust preferred securities which was approximately $525,000 and $444,000 in 2006 and 2005, respectively.

Provision for Loan Losses

The provision for loan losses is charged to operations in an amount necessary to bring the total allowance for loan losses to a level that reflects the known and estimated inherent losses in the portfolio. The provision for loan losses amounted to $1.4 million in 2006. The provision reflected $359,000 for net losses on tax refund loans, which were more than offset by $1.6 million in related revenues, and amounts required to increase the allowance for loan growth in accordance with Republic First’s methodology. The prior year provision of $1.2 million reflected $496,000 for net losses on tax refund loans, which more than offset by $1.2 million in related revenues.  In addition, the 2005 provision was reduced as a result of a $250,000 recovery on a commercial loan which had been charged off in the prior year.  That recovery resulted in an allowance balance which exceeded the level deemed necessary by Republic First’s methodology and the provision was reduced accordingly.

Non-Interest Income

Total non-interest income increased $26,000 to $3.6 million for 2006.  A $661,000 increase in loan advisory and servicing fees and a $130,000 gain on the sale of other real estate owned were offset by a decrease of $521,000 in service fees on deposit accounts, a one time $251,000 award in a lawsuit recorded in 2005, and a $97,000 gain on call of security also recorded in 2005.  The $521,000 decrease in service fees on deposit accounts reflected the termination of services to several large customers.

Non-Interest Expenses

Total non-interest expenses increased $2.8 million or 15.4% to $21.0 million for 2006, from $18.2 million for 2005. Salaries and employee benefits increased $2.1 million or 21.5%, to $11.6 million for 2006, from $9.6 million for 2005. That increase reflected additional salary expense related to commercial loan and deposit production, including related support staff, and staff for two new branches. It also reflected annual merit increases which are targeted at approximately 3.5%.

Occupancy expense increased $321,000, or 20.5%, to $1.9 million for 2006, versus $1.6 million for 2005. The increase reflected two additional branch locations which opened in 2006.

Depreciation expense increased $17,000 or 1.7% to $1.0 million for 2006.  2006 expense reflected the impact of the two additional branch locations, which was partially offset by the 2005 write-off assets determined to have shorter lives than originally expected.

Legal fees decreased $19,000, or 2.8%, to $654,000 in 2006, compared to $673,000 in 2005, resulting from reduced fees on a number of different matters.

Other real estate expense decreased $34,000, or 77.3%, to $10,000 in 2006, compared to $44,000 in 2005.  The decrease resulted from the timing of property tax payments.

Advertising expense increased $302,000, or 157.3%, to $494,000 in 2006, compared to $192,000 in 2005.  The increase was primarily due to higher levels of TV, radio, print, and direct mail advertising including advertising two new branches and deposit promotions.

Data processing expense decreased $8,000, or 1.6%, to $496,000 in 2006, compared to $504,000 in 2005.

Insurance expense increased $57,000 or 19.3% to $353,000 in 2006, compared to $296,000 in 2005.  The increase was primarily due the overall growth of Republic First.

Professional fees decreased $207,000 or 26.9% to $562,000 in 2006, compared to $769,000 in 2005.  The decrease reflected lower expenses connected with Sarbanes-Oxley compliance.

Taxes, other than income increased $53,000 or 7.7% to $741,000 for 2006 versus $688,000 for 2005. The increase reflected an increase in Pennsylvania shares tax resulting from increases in Republic First’s capital.   The tax is assessed at an annual rate of 1.25% on a 6 year moving average of regulatory capital.

 Other expenses increased $268,000, or 9.2% to $3.2 million for 2006, from $2.9 million for 2005, which reflected increases of $114,000 in training and development expenses, $94,000 in expenses for the two additional branch locations and $56,000 in loan production expense.

Provision for Income Taxes

The provision for income taxes for continuing operations increased $721,000, to $5.2 million for 2006, from $4.5 million for 2005. That increase was primarily the result of the increase in pre-tax income. The effective tax rates in those periods were comparable at 34.0% and 33.5% respectively.

Financial Condition

December 31, 2007 Compared to December 31, 2006

Total assets increased $7.5 million to $1.016 billion at December 31, 2007, compared to $1.009 billion at December 31, 2006. This net increase reflected a higher balance in loans offset by lower balances in cash and cash equivalents and investment securities.

Loans:

The loan portfolio, which represents Republic First’s largest asset, is its most significant source of interest income. Republic First’s lending strategy is to focus on small and medium sized businesses and professionals that seek highly personalized banking services. Total loans increased $29.5 million, or 3.7%, to $821.5 million at December 31, 2007, versus $792.1 million at December 31, 2006. The increase reflected $26.4 million, or 3.4%, of growth in commercial and construction loans. The loan portfolio consists of secured and unsecured commercial loans including commercial real estate, construction loans, residential mortgages, automobile loans, home improvement loans, home equity loans and lines of credit, overdraft lines of credit and others. Republic First Bank’s commercial loans typically range between $250,000 and $5,000,000 but customers may borrow significantly larger amounts up to Republic First Bank’s legal lending limit of approximately $15.0 million at December 31, 2007. Individual customers may have several loans that are secured by different collateral which are in total subject to that lending limit. The aggregate amount of those relationships that exceeded $8.8 million at December 31, 2007, was $372.9 million. The $8.8 million threshold approximates 10% of total capital and reflects an additional internal monitoring guideline.

Investment Securities:

Investment securities available-for-sale are investments which may be sold in response to changing market and interest rate conditions and for liquidity and other purposes. Republic First’s investment securities available-for-sale consist primarily of U.S Government debt securities, U.S. Government agency issued mortgage backed securities, municipal securities and debt securities, which include corporate bonds and trust preferred securities. Available-for-sale securities totaled $83.7 million at December 31, 2007, a decrease of $18.4 million, or 18.0%, from year-end 2006. This decrease reflected $28.2 million in proceeds from maturities and calls on securities partially offset by $9.6 million in purchases of primarily mortgage backed and municipal securities.  The purchases were made to decrease exposure to lower interest rate environments, and enhance net interest income.  At December 31, 2007 and December 31, 2006, the portfolio had net unrealized gains of $409,000 and $427,000, respectively.

Investment securities held-to-maturity are investments for which there is the intent and ability to hold the investment to maturity. These investments are carried at amortized cost. The held-to-maturity portfolio consists primarily of debt securities and stocks. At December 31, 2007, securities held to maturity totaled $282,000, a decrease of $51,000 or 15.3%, from $333,000 at year-end 2006. The decline reflected a reduction in the amount of debt securities. At both dates, respective carrying values approximated market values.

Restricted Stock:

Republic First Bank is required to maintain FHLB stock in proportion to its outstanding debt to FHLB.  When the debt is repaid, the purchase price of the stock is refunded.  At December 31, 2007, FHLB stock totaled $6.2 million, a decrease of $446,000, or 6.7%, from $6.7 million at December 31, 2006.

Republic First Bank is also required to maintain ACBB stock as a condition of a contingency line of credit.  At December 31, 2007 and 2006, ACBB stock totaled $143,000.

Cash and Cash Equivalents:

Cash and due from banks, interest bearing deposits and federal funds sold comprise this category which consists of Republic First’s most liquid assets. The aggregate amount in these three categories decreased by $9.9 million, to $73.2 million at December 31, 2007, from $83.1 million at December 31, 2006, primarily due to an $8.5 million decrease in cash and due from banks.

Fixed Assets:

Bank premises and equipment, net of accumulated depreciation totaled $11.3 million at December 31, 2007 an increase of $5.6 million, or 99.9% from $5.6 million at December 31, 2006, reflecting main office expenditures and branch expansion.

Other Real Estate Owned:

At December 31, 2007, Republic First had assets classified as other real estate owned with a value of $3.7 million comprised of a tract development project for single family homes with a value of $3.5 million, a commercial building with a value of $109,000 and a parcel of land with a value of $42,000.  At December 31, 2006, Republic First had parcels of land classified as other real estate owned with a value of $572,000, of which assets valued at $530,000 were sold in 2007.

Bank Owned Life Insurance:

At December 31, 2007, the value of the insurance was $11.7 million, an increase of $424,000, or 3.8%, from $11.3 million at December 31, 2006.  The increase reflected income earned on the insurance policies.

Other Assets:

Other assets decreased by $1.6 million to $8.0 million at December 31, 2007, from $9.6 million at December 31, 2006, primarily due to the effect of a $2.5 million adjustment to the deferred tax asset (offset in other liabilities) partially offset by an increase of $649,000 in assets related to a deferred compensation plan.

Deposits:

Deposits, which include non-interest and interest-bearing demand deposits, money market, savings and time deposits including some brokered deposits, are Republic First Bank’s major source of funding. Deposits are generally solicited from Republic First’s market area through the offering of a variety of products to attract and retain customers, with a primary focus on multi-product relationships.

Total deposits increased by $26.1 million to $780.9 million at December 31, 2007, from $754.8 million at December 31, 2006.  Average transaction accounts increased 2.3% or $8.7 million from the prior year end to $384.2 million in 2007.  Time deposits increased $54.1 million, or 14.7%, to $422.9 million at December 31, 2007, versus $368.8 million at the prior year-end.

FHLB Borrowings and Overnight Advances:

FHLB borrowings and overnight advances are used to supplement deposit generation. Republic First Bank had no term borrowings at December 31, 2007 and December 31, 2006, respectively. Republic First Bank had short-term borrowings (overnight) of $133.4 million at December 31, 2007 versus $159.7 million at the prior year-end.

Subordinated Debt:

Subordinated debt amounted to $11.3 million at December 31, 2007, compared to $6.2 million at December 31, 2006, as a result of a $5.2 million issuance of trust preferred securities in June 2007 at a rate of LIBOR plus 1.55%.

Shareholders’ Equity:

Total shareholders’ equity increased $5.7 million to $80.5 million at December 31, 2007, versus $74.7 million at December 31, 2006.  This increase was primarily the result of 2007 net income of $6.9 million, partially offset by $1.3 million for the purchase of treasury shares.

Commitments, Contingencies and Concentrations

Republic First is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the financial statements.

Credit risk is defined as the possibility of sustaining a loss due to the failure of the other parties to a financial instrument to perform in accordance with the terms of the contract. The maximum exposure to credit loss under commitments to extend credit and standby letters of credit is represented by the contractual amount of these instruments. Republic First uses the same underwriting standards and policies in making credit commitments as it does for on-balance-sheet instruments.

Financial instruments whose contract amounts represent potential credit risk are commitments to extend credit of approximately $160.2 million and $163.2 million and standby letters of credit of approximately $4.6 million and $7.3 million at December 31, 2007 and 2006, respectively.  Commitments often expire without being drawn upon. The $160.2 million of commitments to extend credit at December 31, 2007, were substantially all variable rate commitments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and many require the payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Republic First evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained upon extension of credit is based on management’s credit evaluation of the customer. Collateral held varies but may include real estate, marketable securities, pledged deposits, equipment and accounts receivable.

Standby letters of credit are conditional commitments issued that guarantee the performance of a customer to a third party. The credit risk and collateral policy involved in issuing letters of credit is essentially the same as that involved in extending loan commitments. The amount of collateral obtained is based on management’s credit evaluation of the customer. Collateral held varies but may include real estate, marketable securities, pledged deposits, equipment and accounts receivable.

Contingencies also include a standby letter of credit issued by an unrelated bank in the amount of $170,000 which was required by a lessor.

Contractual obligations and other commitments

The following table sets forth contractual obligations and other commitments representing required and potential cash outflows as of December 31, 2007:

(Dollars in thousands)	Total	Less than One Year	One to Three Years	Three to Five Years	After Five Years
Minimum annual rentals or noncancellable operating leases	$44,926	$1,394	$3,426	$3,947	$36,159
Remaining contractual maturities of time deposits	422,935	406,945	15,199	736	55
Subordinated debt	11,341	-	-	-	11,341
Employment agreements	1,736	828	908	-	-
Former CEO SERP	143	95	48	-	-
Director and Officer retirement plan obligations	1,467	117	177	252	921
Loan commitments	160,245	113,718	21,189	2,624	22,714
Standby letters of credit	4,613	4,451	54	108	-
Total	$647,406	$527,548	$41,001	$7,667	$71,190

As of December 31, 2007, Republic First had entered into non-cancelable lease agreements for its main office and operations center, ten current Republic First Bank retail branch facilities, and a new branch facility scheduled to open in 2008, expiring through August 31, 2037, including renewal options. The leases are accounted for as operating leases. The minimum annual rental payments required under these leases are $44.9 million through the year 2037.  Republic First has entered into employment agreements with the CEO of Republic First and the President of Republic First Bank. The aggregate commitment for future salaries and benefits under these employment agreements at December 31, 2007 is approximately $1.7 million.  Republic First has retirement plan agreements with certain Directors and Officers.   The accrued benefits under the plan at December 31, 2007 was approximately $1.5 million, with a minimum age of 65 established to qualify for the payments.

Republic First and Republic First Bank are from time to time a party (plaintiff or defendant) to lawsuits that are in the normal course of business. While any litigation involves an element of uncertainty, management, after reviewing pending actions with its legal counsel, is of the opinion that the liability of Republic First and Republic First Bank, if any, resulting from such actions will not have a material effect on the financial condition or results of operations of Republic First and Republic First Bank.

At December 31, 2007, Republic First had no foreign loans and no loan concentrations exceeding 10% of total loans except for credits extended to real estate operators and lessors in the aggregate amount of $261.9 million, which represented 31.9% of gross loans receivable at December 31, 2007. Various types of real estate are included in this category, including industrial, retail shopping centers, office space, residential multi-family and others.  In addition, credits extended for single family construction amounted to $101.6 million, which represented 12.4% of gross loans receivable at December 31, 2007. Loan concentrations are considered to exist when there is amounts loaned to a multiple number of borrowers engaged in similar activities that management believes would cause them to be similarly impacted by economic or other conditions.

Interest Rate Risk Management

Interest rate risk management involves managing the extent to which interest-sensitive assets and interest-sensitive liabilities are matched. Republic First attempts to optimize net interest income while managing period-to-period fluctuations therein. Republic First typically defines interest-sensitive assets and interest-sensitive liabilities as those that reprice within one year or less.

The difference between interest-sensitive assets and interest-sensitive liabilities is known as the “interest-sensitivity gap” (“GAP”). A positive GAP occurs when interest-sensitive assets exceed interest-sensitive liabilities repricing in the same time periods, and a negative GAP occurs when interest-sensitive liabilities exceed interest-sensitive assets repricing in the same time periods. A negative GAP ratio suggests that a financial institution may be better positioned to take advantage of declining interest rates rather than increasing interest rates, and a positive GAP ratio suggests the converse.  Static GAP analysis describes interest rate sensitivity at a point in time. However, it alone does not accurately measure the magnitude of changes in net interest income since changes in interest rates do not impact all categories of assets and liabilities equally or simultaneously.  Interest rate sensitivity analysis also requires assumptions about repricing certain categories of assets and liabilities.  For purposes of interest rate sensitivity analysis, assets and liabilities are stated at either their contractual maturity, estimated likely call date, or earliest repricing opportunity.  Mortgage backed securities and amortizing loans are scheduled based on their anticipated cash flow, including prepayments based on historical data and current market trends.  Savings, money market and interest-bearing demand accounts do not have a stated maturity or repricing term and can be withdrawn or repriced at any time. Management estimates the repricing characteristics of these accounts based on historical performance and other deposit behavior assumptions. These deposits are not considered to reprice simultaneously and, accordingly, a portion of the deposits are moved into time brackets exceeding one year. However, management may choose not to reprice liabilities proportionally to changes in market interest rates, for competitive or other reasons.

Shortcomings, inherent in a simplified and static GAP analysis, may result in an institution with a negative GAP having interest rate behavior associated with an asset-sensitive balance sheet. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Furthermore, repricing characteristics of certain assets and liabilities may vary substantially within a given time period. In the event of a change in interest rates, prepayments and other cash flows could also deviate significantly from those assumed in calculating GAP in the manner presented in the table below.

Republic First attempts to manage its assets and liabilities in a manner that optimizes net interest income in a range of interest rate environments. Management uses GAP analysis and simulation models to monitor behavior of its interest sensitive assets and liabilities. Adjustments to the mix of assets and liabilities are made periodically in an effort to provide steady growth in net interest income.

Management presently believes that the effect on Republic First Bank of any future fall in interest rates, reflected in lower yielding assets, could be detrimental since Republic First Bank may not have the immediate ability to commensurately decrease rates on its interest bearing liabilities, primarily time deposits, other borrowings and certain transaction accounts. An increase in interest rates could have a negative effect on Republic First Bank, due to a possible lag in the repricing of core deposits not assumed in the model.

The following tables present a summary of Republic First’s interest rate sensitivity GAP at December 31, 2007.  Amounts shown in the table include both estimated maturities and instruments scheduled to reprice, including prime based loans.  For purposes of these tables, Republic First has used assumptions based on industry data and historical experience to calculate the expected maturity of loans because, statistically, certain categories of loans are prepaid before their maturity date, even without regard to interest rate fluctuations. Additionally, certain prepayment assumptions were made with regard to investment securities based upon the expected prepayment of the underlying collateral of the mortgage-backed securities. The interest rate on the trust preferred securities is variable and adjusts semi-annually.

Interest Sensitivity Gap
At December 31, 2007
(Dollars in thousands)

	0–90 Days	91–180 Days	181–365 Days	1–2 Years	2–3 Years	3–4 Years	4–5 Years	More than 5 Years	Financial State-ment Total	Fair Value

Interest Sensitive Assets:
Investment securities and other interest-bearing
balances	$82,186	$298	$11,041	$9,966	$8,184	$6,714	$5,512	$28,627	$152,528	$152,531
Average interest rate	4.59%	6.10%	5.97%	5.98%	5.98%	5.98%	5.98%	5.99%
Loans receivable	384,017	20,252	107,350	83,649	73,975	57,305	48,307	46,694	821,549	822,545
Average interest rate	7.55%	6.81%	6.86%	6.77%	6.77%	6.77%	6.77%	6.69%
Total	466,203	20,550	118,391	93,615	82,159	64,019	53,819	75,321	974,077	975,076

Cumulative Totals	$466,203	$486,753	$605,144	$698,759	$780,918	$844,937	$898,756	$974,077

Interest Sensitive Liabilities:
Demand Interest Bearing(1)	$17,618	$-	$-	$17,617	$-	$-	$-	$-	$35,235	$35,235
Average interest rate	1.00%	-	-	1.00%	-	-	-	-
Savings Accounts (1)	9,146	-	-	9,145	-	-	-	-	18,291	18,291
Average interest rate	4.15%	-	-	4.15%	-	-	-	-
Money Market Accounts(1)	102,677	-	-	102,677	-	-	-	-	205,354	205,354
Average interest rate	4.50%	-	-	4.50%	-	-	-	-
Time Deposits	243,363	90,651	72,932	12,768	2,430	288	448	55	422,935	422,704
Average interest rate	4.75%	4.95%	4.83%	4.28%	4.08%	3.97%	4.17%	5.02%
FHLB and Short Term
Advances	133,433	-	-	-	-	-	-	-	133,433	133,433
Average interest rate	4.50%	-	-	-	-	-	-	-
Subordinated Debt	11,341	-	-	-	-	-	-	-	11,341	11,341
Average interest rate	6.77%	-	-	-	-	-	-	-
Total	517,578	90,651	72,932	142,207	2,430	288	448	55	826,589	826,358

Cumulative Totals	$517,578	$608,229	$681,161	$823,368	$825,798	$826,086	$826,534	$826,589

Interest Rate
Sensitivity GAP	$(51,375)	$(70,101)	$45,459	$(48,592)	$79,729	$63,731	$53,371	$75,266
Cumulative GAP	$(51,375)	$(121,476)	$(76,017)	$(124,609)	$(44,880)	$18,851	$72,222	$147,488
Interest Sensitive Assets/
Interest Sensitive
Liabilities	90.07%	80.03%	88.84%	84.87%	94.57%	102.28%	108.74%	117.84%
Cumulative GAP/
Total Earning Assets	-5%	-12%	-8%	-13%	-5%	2%	7%	15%

(1)
Demand, savings and money market accounts are shown to reprice based upon management’s estimate of when rates would have to be increased to retain balances in response to competition. Such estimates are necessarily arbitrary and wholly judgmental.

In addition to the GAP analysis, the Company utilizes income simulation modeling in measuring its interest rate risk and managing its interest rate sensitivity. Income simulation considers not only the impact of changing market interest rates on forecasted net interest income, but also other factors such a yield curve relationships, the volume and mix of assets and liabilities and general market conditions.

In addition to the GAP analysis, Republic First utilizes income simulation modeling in measuring its interest rate risk and managing its interest rate sensitivity. Income simulation considers not only the impact of changing market interest rates on forecasted net interest income, but also other factors such as yield curve relationships, the volume and mix of assets and liabilities and general market conditions.

Net Portfolio Value and Net Interest Income Analysis. Our interest rate sensitivity also is monitored by management through the use of models which generate estimates of the change in its net portfolio value (“NPV”) and net interest income (“NII”) over a range of interest rate scenarios.  NPV is the present value of expected cash flows from assets, liabilities, and off-balance sheet contracts.  The NPV ratio, under any interest rate scenario, is defined as the NPV in that scenario divided by the market value of assets in the same scenario.  The following table sets forth our NPV as of December 31, 2007 and reflects the changes to NPV as a result of immediate and sustained changes in interest rates as indicated.

Change in Interest Rates	Net Portfolio Value			NPV as % of Portfolio Value of Assets
In Basis Points (Rate Shock)	Amount	$ Change	% Change	NPV Ratio	Change
	(Dollars in Thousands)
200bp	$119,982	$(11,534)	(8.77)%	12.06%	(98)bp
100	126,123	(5,393)	(4.10)	12.58	(46)
Static	131,516	--	--	13.04	--
(100)	132,168	652	0.50	13.08	4
(200)	131,426	(90)	(0.07)	13.00	(4)

In addition to modeling changes in NPV, we also analyze potential changes to NII for a twelve-month period under rising and falling interest rate scenarios.  The following table shows our NII model as of December 31, 2007.
Change in Interest Rates in Basis Points (Rate Shock)	Net Interest Income	$ Change	% Change
(Dollars in Thousands)
200bp	$28,862	$(1,361)	(4.50)%
100	29,628	(595)	(1.97)
Static	30,223	--	--
(100)	30,644	421	1.39
(200)	31,330	1,107	3.67

The above table indicates that as of December 31, 2007, in the event of an immediate and sustained 200 basis point increase in interest rates, Republic First’s net interest income for the 12 months ending December 31, 2007, subject to the significant limitations specified in the following paragraph, might decrease by $1.4 million over the static scenario.

As is the case with the GAP Table, certain shortcomings are inherent in the methodology used in the above interest rate risk measurements.  Modeling changes in NPV and NII require the making of certain assumptions which may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates.  In this regard, the models presented assume that the composition of our interest sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured and also assumes that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration to maturity or repricing of specific assets and liabilities.  Accordingly, although the NPV measurements and net interest income models provide an indication of interest rate risk exposure at a particular point in time, such measurements are not intended to and do not provide a precise forecast of the effect of changes in market interest rates on net interest income and will differ from actual results.  It is unlikely that the increases in net interest income shown in the table would occur, if deposit rates continue to lag prime rate reductions.

Republic First’s management believes that the assumptions utilized in evaluating Republic First’s estimated net interest income are reasonable; however, the interest rate sensitivity of Republic First’s assets, liabilities and off-balance sheet financial instruments as well as the estimated effect of changes in interest rates on estimated net interest income could vary substantially if different assumptions are used or actual experience differs from the experience on which the assumptions were based. Periodically, Republic First may and does make significant changes to underlying assumptions, which are wholly judgmental.  Prepayments on residential mortgage loans and mortgage backed securities have increased over historical levels due to the lower interest rate environment, and may result in reductions in margins.

Capital Resources

Republic First is required to comply with certain “risk-based” capital adequacy guidelines issued by the FRB and the FDIC. The risk-based capital guidelines assign varying risk weights to the individual assets held by a bank. The guidelines also assign weights to the “credit-equivalent” amounts of certain off-balance sheet items, such as letters of credit and interest rate and currency swap contracts. Under these guidelines, banks are expected to meet a minimum target ratio for “qualifying total capital” to weighted risk assets of 8%, at least one-half of which is to be in the form of “Tier 1 capital”. Qualifying total capital is divided into two separate categories or “tiers”. “Tier 1 capital” includes common shareholders’ equity, certain qualifying perpetual preferred stock and minority interests in the equity accounts of consolidated subsidiaries, less goodwill, “Tier 2 capital” components (limited in the aggregate to one-half of total qualifying capital) includes allowances for credit losses (within limits), certain excess levels of perpetual preferred stock and certain types of “hybrid” capital instruments, subordinated debt and other preferred stock. Applying the federal guidelines, the ratio of qualifying total capital to weighted-risk assets, was 11.01% and 10.30% at December 31, 2007 and 2006, respectively, and as required by the guidelines, at least one-half of the qualifying total capital consisted of Tier l capital elements. Tier l risk-based capital ratios on December 31, 2007 and 2006 were 10.07% and 9.46%, respectively. At December 31, 2007 and 2006, Republic First exceeded the requirements for risk-based capital adequacy under both federal and Pennsylvania state guidelines.

Under FRB and FDIC regulations, a bank and a holding company are deemed to be “well capitalized” when it has a “leverage ratio” (“Tier l capital to total assets”) of at least 5%, a Tier l capital to weighted-risk assets ratio of at least 6%, and a total capital to weighted-risk assets ratio of at least 10%. At December 31, 2007 and 2006, Republic First’s leverage ratio was 9.44% and 8.75%, respectively. Accordingly, at December 31, 2007 and 2006, Republic First was considered “well capitalized” under FRB and FDIC regulations.

On November 28, 2001, Republic First Bancorp, Inc., through a pooled offering with Sandler O’Neill, issued $6.2 million of corporation-obligated mandatorily redeemable capital securities of the subsidiary trust holding solely junior subordinated debentures of the corporation more commonly known as trust preferred securities. The purpose of the issuance was to increase capital as a result of Republic First’s continued loan and core deposit growth. The trust preferred securities qualify as Tier 1 capital for regulatory purposes in amounts up to 25% of total Tier 1 capital. Republic First had the ability to call the securities on any interest payment date after five years, without a prepayment penalty, notwithstanding their final 30 year maturity. The interest rate was variable and adjustable semi-annually at 3.75% over the 6 month London Interbank Offered Rate (“Libor”).  Republic First did call the securities in December 2006 and then issued $6.2 million in Trust Preferred Securities at a variable interest rate, adjustable quarterly, at 1.73% over the 3 month Libor.  Republic First may call the securities on any interest payment date after five years.

On June 28, 2007, Republic First, through a pooled offering, issued an additional $5.2 million of corporation-obligated mandatorily redeemable capital securities of the subsidiary trust holding solely junior subordinated debentures of the corporation more commonly known as Trust Preferred Securities for the same purpose as the 2001 issuance.  Republic First has the ability to call the securities or any interest payment date after five years, without a prepayment penalty, notwithstanding their final 30 year maturity.  The interest rate is variable, adjustable quarterly, at 1.55% over the 3 month Libor.

The shareholders’ equity of Republic First as of December 31, 2007, totaled approximately $80.5 million compared to approximately $74.7 million as of December 31, 2006. This increase of $5.7 million reflected 2007 net income of $6.9 million, less $1.3 million for the purchase of treasury shares. That net income increased the book value per share of Republic First’s common stock from $7.16 as of December 31, 2006, based upon 10,445,332 shares outstanding (restated for a 10% stock dividend), to $7.80 as of December 31, 2007, based upon 10,320,908 shares outstanding at December 31, 2007, as adjusted for treasury stock.

Regulatory Capital Requirements

Federal banking agencies impose three minimum capital requirements on Republic First’s risk-based capital ratios based on total capital, Tier 1 capital, and a leverage capital ratio. The risk-based capital ratios measure the adequacy of a bank’s capital against the riskiness of its assets and off-balance sheet activities. Failure to maintain adequate capital is a basis for “prompt corrective action” or other regulatory enforcement action. In assessing a bank’s capital adequacy, regulators also consider other factors such as interest rate risk exposure; liquidity, funding and market risks; quality and level or earnings; concentrations of credit, quality of loans and investments; risks of any nontraditional activities; effectiveness of bank policies; and management’s overall ability to monitor and control risks.

The following table presents Republic First’s regulatory capital ratios at December 31, 2007 and 2006:

	Actual		For Capital Adequacy Purposes		To be well capitalized under regulatory capital guidelines
(Dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio

At December 31, 2007
Total risk based capital
Republic	$99,634	11.02%	$72,534	8.00%	$90,667	10.00%
Company	99,704	11.01%	72,638	8.00%	-	-
Tier one risk based capital
Republic	91,126	10.08%	36,267	4.00%	54,400	6.00%
Company	91,196	10.07%	36,319	4.00%	-	-
Tier one leverage capital
Republic	91,126	9.45%	48,225	5.00%	48,225	5.00%
Company.	91,196	9.44%	48,294	5.00%	-	-

At December 31, 2006
Total risk based capital
Republic	$88,256	10.28%	$61,009	8.00%	$76,261	10.00%
Company	88,510	10.30%	61,098	8.00%	-	-
Tier one risk based capital
Republic	80,198	9.34%	30,505	4.00%	45,757	6.00%
Company	80,452	9.46%	30,549	4.00%	-	-
Tier one leverage capital
Republic	80,198	8.72%	45,989	5.00%	45,989	5.00%
Company	80,452	8.75%	45,990	5.00%	-	-

Management believes that Republic First and Republic First Bank met, as of December 31, 2007 and 2006, all capital adequacy requirements to which they are subject. As of December 31, 2007, the FDIC categorized Republic First Bank as well capitalized under the regulatory framework for prompt corrective action provisions of the Federal Deposit Insurance Act. There are no calculations or events since that notification, which management believes would have changed Republic First Bank’s category.

Republic First and Republic First Bank’s ability to maintain the required levels of capital is substantially dependent upon the success of their capital and business plans, the impact of future economic events on Republic First Bank’s loan customers and Republic First Bank’s ability to manage its interest rate risk, growth and other operating expenses.

In addition to the above minimum capital requirements, the Federal Reserve Bank approved a rule that became effective on December 19, 1992, implementing a statutory requirement that federal banking regulators take specified “prompt corrective action” when an insured institution’s capital level falls below certain levels. The rule defines five capital categories based on several of the above capital ratios. Republic First Bank currently exceeds the levels required for a bank to be classified as “well capitalized”. However, the Federal Reserve Bank may consider other criteria when determining such classifications, which criteria could result in a downgrading in such classifications.

Republic First’s equity to assets ratio increased to 7.92% as of December 31, 2007, from 7.41% as of December 31, 2006. The increase at year-end 2007 was the result of 2007 net income of $6.9 million. Republic First’s average equity to assets ratio for 2007, 2006 and 2005 was 8.01%, 8.17% and 7.99%, respectively. Republic First’s average return on equity for 2007, 2006 and 2005 was 8.86%, 14.59% and 15.22%, respectively; and its average return on assets for 2007, 2006 and 2005, was 0.71%, 1.19% and 1.22%, respectively.

Liquidity

Financial institutions must maintain liquidity to meet day-to-day requirements of depositors and borrowers, time investment purchases to market conditions and provide a cushion against unforeseen needs. Liquidity needs can be met by either reducing assets or increasing liabilities. The most liquid assets consist of cash, amounts due from banks and federal funds sold.

Regulatory authorities require Republic First to maintain certain liquidity ratios such that Republic First Bank maintains available funds, or can obtain available funds at reasonable rates, in order to satisfy commitments to borrowers and the demands of depositors.  In response to these requirements, Republic First has formed an Asset/Liability Committee (ALCO), comprised of certain members of Republic First Bank’s board of directors and senior management, which monitors such ratios.  The purpose of the committee is, in part, to monitor Republic First Bank’s liquidity and adherence to the ratios in addition to managing relative interest rate risk.  The ALCO meets at least quarterly.

Republic First’s most liquid assets, comprised of cash and cash equivalents on the balance sheet, totaled $73.2 million at December 31, 2007, compared to $83.1 million at December 31, 2006. Loan maturities and repayments are another source of asset liquidity. At December 31, 2007, Republic First Bank estimated that in excess of $50.0 million of loans would mature or repay in the six-month period ended June 30, 2008. Additionally, the majority of its securities are available to satisfy liquidity requirements through pledges to the FHLB to access Republic First Bank’s line of credit.

Funding requirements have historically been satisfied by generating core deposits and certificates of deposit with competitive rates, buying federal funds or utilizing the facilities of the FHLB. At December 31, 2007, Republic First Bank had $113.1 million in unused lines of credit available under arrangements with the FHLB and with correspondent banks, compared to $82.7 million at December 31, 2006. The increase in available lines resulted from Republic First Bank’s decreased level of overnight borrowings against these lines.  Management believes it satisfactorily exceeds regulatory liquidity guidelines. These lines of credit enable Republic First Bank to purchase funds for short to long-term needs at rates often lower than other sources and require pledging of securities or loan collateral.

At December 31, 2007, Republic First had outstanding commitments (including unused lines of credit and letters of credit) of $164.9 million. Certificates of deposit scheduled to mature in one year totaled $406.9 million at December 31, 2007. Republic First anticipates that it will have sufficient funds available to meet its current commitments. In addition, Republic First can use term borrowings to replace these borrowed funds.

Republic First Bank’s target and actual liquidity levels are determined by comparisons of the estimated repayment and marketability of Republic First Bank’s interest-earning assets with projected future outflows of deposits and other liabilities. Republic First Bank has established a contingency line of credit with a correspondent bank to assist in managing Republic First Bank’s liquidity position.  That line of credit totaled $15.0 million at December 31, 2007.  Republic First Bank had drawn down $0 on this line at December 31, 2007. Republic First Bank has also established a line of credit with the Federal Home Loan Bank of Pittsburgh with a maximum borrowing capacity of approximately $211.5 million.  That $211.5 million capacity is reduced by advances outstanding to arrive at the unused line of credit available.  As of December 31, 2007 and 2006, Republic First Bank had borrowed $113.4 million and $139.7 million, respectively from the FHLB. Investment securities represent a primary source of liquidity for Republic First Bank. Accordingly, investment decisions generally reflect liquidity over other considerations.  Additionally, Republic First Bank has uncollateralized overnight advances with PNC.  As of December 31, 2007 and 2006, there were $20.0 million and $20.0 million of such overnight advances outstanding.

Operating cash flows are primarily derived from cash provided from net income during the year and are another source of liquidity.

Republic First’s primary short-term funding sources are certificates of deposit and its securities portfolio. The circumstances that are reasonably likely to affect those sources are as follows. Republic First Bank has historically been able to generate certificates of deposit by matching Philadelphia market rates or paying a premium rate of 25 to 50 basis points over those market rates. It is anticipated that this source of liquidity will continue to be available; however, the incremental cost may vary depending on market conditions. Republic First’s securities portfolio is also available for liquidity, most likely as collateral for FHLB advances. Because of the FHLB’s AAA rating, it is unlikely those advances would not be available. But even if they are not, numerous investment companies would likely provide repurchase agreements up to the amount of the market value of the securities.

The ALCO committee is responsible for managing the liquidity position and interest sensitivity of Republic First Bank. That committee’s primary objective is to maximize net interest income while configuring Republic First Bank’s interest-sensitive assets and liabilities to manage interest rate risk and provide adequate liquidity for projected needs.

Investment Securities Portfolio

Republic First Bank’s investment securities portfolio is intended to provide liquidity and contribute to earnings while diversifying credit risk. Republic First attempts to maximize earnings while minimizing its exposure to interest rate risk. The securities portfolio consists primarily of U.S. Government agency securities, mortgage backed securities, municipal securities, corporate bonds and trust preferred securities. Republic First’s ALCO monitors and approves all security purchases.  The increase in securities in 2006 was a result of Republic First’s desire to reduce its exposure to lower rate environments, by purchasing long term bonds.  The decline in securities in 2007 primarily reflected the maturity of an eighteen month security.

A summary of investment securities available-for-sale and investment securities held-to-maturity at December 31, 2007, 2006 and 2005 follows.

	Investment Securities Available for Sale at December 31,
	(Dollars in thousands)
	2007	2006	2005
U.S. Government Agencies	$-	$18,570	$18,717
Mortgage backed Securities/CMOs (1)	55,579	58,642	8,691
Other securities (2)	27,671	24,400	9,752
Total amortized cost of securities	$83,250	$101,612	$37,160

Total fair value of investment securities	$83,659	$102,039	$37,283

	Investment Securities Held to Maturity at December 31,
	(Dollars in thousands)
	2007	2006	2005
U.S. Government Agencies	$3	$3	$3
Mortgage backed Securities/CMOs (1)	15	58	59
Other securities	264	272	354
Total amortized cost of investment securities	$282	$333	$416

Total fair value of investment securities	$285	$338	$427
(1) Substantially all of these obligations consist of U.S. Government Agency issued securities.
(2) Comprised primarily of municipal securities, corporate bonds and trust preferred securities.

The following table presents the contractual maturity distribution and weighted average yield of the securities portfolio of Republic First at December 31, 2007. Mortgage backed securities are presented without consideration of amortization or prepayments.

	Investment Securities Available for Sale at December 31, 2007
	Within One Year		One to Five Years		Five to Ten Years		Past 10 Years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Fair value	Cost	Yield
	(Dollars in thousands)
U.S. Government Agencies	$-	-	$-	-	$-	-	$-	-	$-	$-	-
Mortgage backed securities	-	-	-	-	253	6.21%	56,206	6.04%	56,459	55,579	6.04%
Other securities	-	-	148	4.40%	2,104	6.02%	24,948	5.56%	27,200	27,671	5.59%
Total AFS securities	$-	-	$148	4.40%	$2,357	6.04%	$81,154	5.89%	$83,659	$83,250	5.89%

	Investment Securities Held to Maturity at December 31, 2007
	Within One Year		One to Five Years		Five to Ten Years		Past 10 Years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(Dollars in thousands)
U.S. Government Agencies	$-	-	$-	-	$3	6.04%	$-	-	$3	6.04%
Mortgage backed securities	-	-	-	-	-	-	15	7.48%	15	7.48%
Other securities	80	6.10%	75	6.45%	34	6.01%	75	3.50%	264	5.45%
Total HTM securities	$80	6.10%	$75	6.45%	$37	6.01%	$90	4.16%	$282	5.56%

Loan Portfolio

Republic First’s loan portfolio consists of secured and unsecured commercial loans including commercial real estate loans, loans secured by one-to-four family residential property, commercial construction and residential construction loans as well as residential mortgages, home equity loans and other consumer loans. Commercial loans are primarily secured term loans made to small to medium-sized businesses and professionals for working capital, asset acquisition and other purposes. Commercial loans are originated as either fixed or variable rate loans with typical terms of 1 to 5 years. Republic First Bank’s commercial loans typically range between $250,000 and $5.0 million but customers may borrow significantly larger amounts up to Republic First Bank’s legal lending limit of approximately $15.0 million at December 31, 2007. Individual customers may have several loans often secured by different collateral. Such relationships in excess of $8.8 million (an internal monitoring guideline which approximates 10% of capital and reserves) at December 31, 2007, amounted to $372.9 million. There were no loans in excess of the legal lending limit at December 31, 2007.

Republic First’s total loans increased $29.5 million, or 3.7%, to $821.5 million at December 31, 2007, from $792.1 million at December 31, 2006. That increase reflected a $11.0 million, or 2.4%, increase in real estate secured loans, which represents Republic First’s largest loan portfolio.  The increase also reflected a $9.9 million, or 4.5%, increase in construction loans.

The following table sets forth Republic First’s gross loans by major categories for the periods indicated:

	At December 31,
	(Dollars in thousands)
	2007	2006	2005	2004	2003

Commercial:
Real estate secured	$477,678	$466,636	$447,673	$351,314	$281,253
Construction and land development	228,616	218,671	141,461	107,462	86,547
Non real estate secured	77,347	71,816	49,515	57,361	49,850
Non real estate unsecured	8,451	8,598	10,620	8,917	13,398
Total commercial	792,092	765,721	649,269	525,054	431,048
Residential real estate (1)	5,960	6,517	7,057	8,219	14,875
Consumer and other	24,302	20,952	23,050	17,048	14,636
Total loans	822,354	793,190	679,376	550,321	460,559
Deferred loan fees	805	1,130	1,290	632	735
Total loans, net of deferred loan fees	$821,549	$792,060	$678,086	$549,689	$459,824
__________
 (1)         Residential real estate secured is comprised of jumbo residential first mortgage loans for all years presented.

Loan Maturity and Interest Rate Sensitivity

The amount of loans outstanding by category as of the dates indicated, which are due in (1) one year or less, (2) more than one year through five years and (3) over five years, is shown in the following table. Loan balances are also categorized according to their sensitivity to changes in interest rates:

	At December 31, 2007
	(Dollars in thousands)
	Commercial and Commercial Real Estate	Construction and Land Development	Residential Real Estate	Consumer and Other	Total

Fixed Rate
1 year or less	$77,004	$9,254	$-	$381	$86,639
1-5 years	255,289	6,840	-	1,143	263,272
After 5 years	90,371	17,224	5,960	5,054	118,609
Total fixed rate	422,664	33,318	5,960	6,578	468,520

Adjustable Rate
1 year or less	63,787	152,270	-	986	217,043
1-5 years	22,900	18,983	-	187	42,070
After 5 years	53,320	24,045	-	16,551	93,916
Total adjustable rate	140,007	195,298	-	17,724	353,029
Total	$562,671	$228,616	$5,960	$24,302	$821,549

In the ordinary course of business, loans maturing within one year may be renewed, in whole or in part, as to principal amount, at interest rates prevailing at the date of renewal. At December 31, 2007, 57.0% of total loans were fixed rate compared to 51.3% at December 31, 2006.

Credit Quality

Republic First Bank’s written lending policies require specified underwriting, loan documentation and credit analysis standards to be met prior to funding, with independent credit department approval for the majority of new loan balances. A committee of the board of directors oversees the loan approval process to monitor that proper standards are maintained, while approving the majority of commercial loans.

Loans, including impaired loans, are generally classified as non-accrual if they are past due as to maturity or payment of interest or principal for a period of more than 90 days, unless such loans are well-secured and in the process of collection. Loans that are on a current payment status or past due less than 90 days may also be classified as non-accrual if repayment in full of principal and/or interest is in doubt.

Loans may be returned to accrual status when all principal and interest amounts contractually due are reasonably assured of repayment within an acceptable period of time, and there is a sustained period of repayment performance by the borrower, in accordance with the contractual terms.

While a loan is classified as non-accrual or as an impaired loan and the future collectibility of the recorded loan balance is doubtful, collections of interest and principal are generally applied as a reduction to principal outstanding. When the future collectibility of the recorded loan balance is expected, interest income may be recognized on a cash basis. For non-accrual loans which have been partially charged off, recognition of interest on a cash basis is limited to that which would have been recognized on the recorded loan balance at the contractual interest rate. Cash interest receipts in excess of that amount are recorded as recoveries to the allowance for loan losses until prior charge-offs have been fully recovered.

The following summary shows information concerning loan delinquency and non-performing assets at the dates indicated.

	At December 31,
	2007	2006	2005	2004	2003
	(Dollars in thousands)
Loans accruing, but past due 90 days or more	$-	$-	$-	$-	$2,928
Restructured loans	-	-	-	-	-
Non-accrual loans
Commercial	14,757	6,448	2,725	3,914	3,269
Construction	6,747	173	492	656	1,795
Residential real estate	-	-	-	-	-
Consumer and other	776	295	206	284	74
Total non-accrual loans	22,280	6,916	3,423	4,854	5,138
Total non-performing loans (1)	22,280	6,916	3,423	4,854	8,066
Other real estate owned	3,681	572	137	137	207
Total non-performing assets (1)	$25,961	$7,488	$3,560	$4,991	$8,273
Non-performing loans as a percentage of total
loans, net of unearned income (1) (2)	2.71%	0.87%	0.50%	0.88%	1.75%
Non-performing assets as a percentage of total assets	2.55%	0.74%	0.42%	0.75%	1.33%

(1)
Non-performing loans are comprised of (i) loans that are on a non-accrual basis, (ii) accruing loans that are 90 days or more past due and (iii) restructured loans. Non-performing assets are composed of non-performing loans and other real estate owned.

(2)	Includes loans held for sale.

Total non-performing loans increased $15.4 million to $22.3 million at December 31, 2007, from $6.9 million at the prior year-end.  The $15.4 million increase in 2007 non-performing loans compared to 2006 reflected the transfer of loans to two borrowers totaling $20.0 million to non-accrual status, partially offset by the payoff of one loan totaling $1.9 million, the charge off and paydown of loans to one borrower totaling $1.0 million, and the paydown and transfer to substandard of one loan totaling $2.0 million.  Problem loans consist of loans that are included in performing loans, but for which potential credit problems of the borrowers have caused management to have serious doubts as to the ability of such borrowers to continue to comply with present repayment terms. At December 31, 2007, all identified problem loans are included in the preceding table, or are classified as substandard or doubtful, with a reserve allocation in the allowance for loan losses (see “Allowance For Loan Losses”).

The following summary shows the impact on interest income of non-accrual loans for the periods indicated:

	For the Year Ended December 31,
	2007	2006	2005	2004	2003
Interest income that would have been recorded
had the loans been in accordance with their
original terms	$1,447,000	$479,000	$165,000	$391,000	$253,000
Interest income included in net income	$-	$-	$-	$170,000	$-

At December 31, 2007, Republic First had no foreign loans and no loan concentrations exceeding 10% of total loans except for credits extended to non-residential building operators and real estate agents and managers in the aggregate amount of $261.9 million, which represented 31.9% of gross loans receivable at December 31, 2007. Various types of real estate are included in this category, including industrial, retail shopping centers, office space, residential multi-family and others.  In addition, credits were extended for single family construction in the amount of $101.6 million, which represented 12.4% of gross loans receivable at December 31, 2007. Loan concentrations are considered to exist when multiple number of borrowers are engaged in similar activities that management believes would cause them to be similarly impacted by economic or other conditions. Republic First Bank had no credit exposure to “highly leveraged transactions” at December 31, 2007 as defined by the FRB.

Allowance for Loan Losses

A detailed analysis of Republic First’s allowance for loan losses for the years ended December 31, 2007, 2006, 2005, 2004 and 2003 is as follows: (Dollars in thousands)

	For the Year Ended December 31,
	2007	2006	2005	2004	2003
Balance at beginning of period	$8,058	$7,617	$6,684	$7,333	$6,076

Charge-offs:
Commercial	1,503	601	29	1,036	365
Tax refund loans	-	1,286	1,113	700	1,393
Consumer	3	-	21	186	53
Short-term loans	-	-	-	-	4,159
Total charge-offs	1,506	1,887	1,163	1,922	5,970
Recoveries:
Commercial	81	37	287	1,383	1,066
Tax refund loans	283	927	617	200	334
Consumer	2	-	6	4	-
Total recoveries	366	964	910	1,587	1,400
Net charge-offs	1,140	923	253	335	4,570
Provision for loan losses	1,590	1,364	1,186	(314)	5,827
Balance at end of period	$8,508	$8,058	$7,617	$6,684	$7,333

Average loans outstanding (1)	$820,380	$728,754	$602,031	$493,635	$439,127

As a percent of average loans (1):
Net charge-offs (2)	0.14%	0.13%	0.04%	0.07%	1.04%
Provision for loan losses	0.19%	0.19%	0.20%	(0.06)%	1.33%
Allowance for loan losses	1.04%	1.11%	1.27%	1.35%	1.67%

Allowance for loan losses to:
Total loans, net of unearned income	1.04%	1.02%	1.12%	1.22%	1.59%
Total non-performing loans	38.19%	116.51%	222.52%	137.70%	90.91%
__________
(1)  Includes non-accruing loans.
(2)  Excluding tax refund loan net charge-offs, ratios were 0.17%, 0.08% and (0.04)% in 2007, 2006 and 2005, respectively.

In 2007, Republic First charged-off commercial loans to three borrowers totaling $1.4 million.  In 2006, Republic First charged-off commercial loans to three borrowers totaling $523,000.  There were no charge-offs on tax refund loans in 2007 as Republic First did not purchase tax refund loans in that year.  Charge-offs on tax refund loans amounted to $1.3 million in 2006. Recoveries on tax refund loans decreased to $283,000 in 2007, from $927,000 in 2006 as a result of the discontinuation of the tax refund loan program in 2007.  Management makes at least a quarterly determination as to an appropriate provision from earnings to maintain an allowance for loan losses that is management’s best estimate of known and inherent losses. Republic First’s board of directors periodically reviews the status of all non-accrual and impaired loans and loans classified by Republic First Bank’s regulators or internal loan review officer, who reviews both the loan portfolio and overall adequacy of the allowance for loan losses. The board of directors also considers specific loans, pools of similar loans, historical charge-off activity, economic conditions and other relevant factors in reviewing the adequacy of the loan loss reserve. Any additions deemed necessary to the allowance for loan losses are charged to operating expenses.

Republic First has an existing loan review program, which monitors the loan portfolio on an ongoing basis. Loan review is conducted by a loan review officer who reports quarterly, directly to the board of directors.

Estimating the appropriate level of the allowance for loan losses at any given date is difficult, particularly in a continually changing economy. In Management’s opinion, the allowance for loan losses was appropriate at December 31, 2007. However, there can be no assurance that, if asset quality deteriorates in future periods, additions to the allowance for loan losses will not be required.

Republic First Bank’s management is unable to determine in which loan category future charge-offs and recoveries may occur. The following schedule sets forth the allocation of the allowance for loan losses among various categories. The allocation is accordingly based upon historical experience. The entire allowance for loan losses is available to absorb loan losses in any loan category:

	At December 31,
	(Dollars in thousands)
	2007		2006		2005		2004		2003
Allocation of the allowance for loan losses (1) (2):	Amount	% of Loans	Amount	% of Loans	Amount	% of Loans	Amount	% of Loans	Amount	% of Loans
Commercial	$5,303	68.5%	$5,852	69.0%	$5,074	74.8%	$5,016	75.9%	$5,247	74.8%
Construction	2,739	27.8%	1,714	27.6%	1,417	20.8%	783	19.5%	1,058	18.8%
Residential real estate	43	0.7%	48	0.8%	71	1.0%	33	1.5%	60	3.2%
Consumer and other	174	3.0%	156	2.6%	231	3.4%	115	3.1%	96	3.2%
Unallocated	249	-	288	-	824	-	737	-	872	-
Total	$8,508	100%	$8,058	100%	$7,617	100%	$6,684	100%	$7,333	100%
__________
(1)  Gross loans net of unearned income.
(2)  Includes loans held for sale.

The methodology utilized to estimate the amount of the allowance for loan losses is as follows: Republic First first applies an estimated loss percentage against all loans which are not specifically reserved. In 2007, excluding tax refund loans, Republic First experienced net charge-offs to average loans of approximately 0.17%.  Net recoveries and net charge-offs, respectively, excluding short-term and tax refund loans, to average loans were 0.08%, (0.04)%, (0.03)% and (0.15)% in 2006, 2005, 2004 and 2003.  In the absence of sustained charge-off history, management estimates loss percentages based upon the purpose and/or collateral of various commercial loan categories. While such loss percentages exceed the percentages suggested by historical experience, Republic First maintained those percentages in 2007. Republic First will continue to evaluate these percentages and may adjust these estimates on the basis of charge-off history, economic conditions, industry experience or other relevant factors.  Republic First also provides specific reserves for impaired loans to the extent the estimated realizable value of the underlying collateral is less than the loan balance, when the collateral is the only source of repayment. Also, Republic First estimates and recognizes reserve allocations on loans classified as “doubtful”, “substandard” or “special mention” based upon any factor that might impact loss estimates. Those factors include but are not limited to the impact of economic conditions on the borrower and management’s potential alternative strategies for loan or collateral disposition.  At December 31, 2005, the unallocated component increased $87,000 to $824,000 from $737,000 at December 31, 2004.  The unallocated component decreased $536,000 from $824,000 at December 31, 2005 to $288,000 at December 31, 2006 as Republic First integrated the revised Interagency Policy Statement on the allowance for loan losses issued by the FDIC in December 2006.  As of December 31, 2007, the unallocated component decreased $39,000 to $249,000 from $288,000 at December 31, 2006.  Total loans at December 31, 2007, increased to $821.5 million from $792.1 million at the prior year-end.  The unallocated allowance is established for losses that have not been identified through the formulaic and other specific components of the allowance as described above. The unallocated portion is more subjective and requires a high degree of management judgment and experience. Management has identified several factors that impact credit losses that are not considered in either the formula or the specific allowance segments. These factors consist of macro and micro economic conditions, industry and geographic loan concentrations, changes in the composition of the loan portfolio, changes in underwriting processes and trends in problem loan and loss recovery rates. The impact of the above is considered in light of management’s conclusions as to the overall adequacy of underlying collateral and other factors.

The majority of Republic First’s loan portfolio represents loans made for commercial purposes, while significant amounts of residential property may serve as collateral for such loans. Republic First attempts to evaluate larger loans individually, on the basis of its loan review process, which scrutinizes loans on a selective basis; and other available information. Even if all commercial purpose loans could be reviewed, there is no assurance that information on potential problems would be available. Republic First’s portfolios of loans made for purposes of financing residential mortgages and consumer loans are evaluated in groups. At December 31, 2007, loans made for commercial and construction, residential mortgage and consumer purposes, respectively, amounted to $791.3 million, $6.0 million and $24.3 million.

The recorded investment in loans that are impaired in accordance with SFAS No. 114 totaled $22.3 million, $6.9 million and $3.4 million at December 31, 2007, 2006 and 2005 respectively. The amounts of related valuation allowances were $1.6 million, $1.8 million and $1.6 respectively at those dates.  For the years ended December 31, 2007, 2006 and 2005 the average recorded investment in impaired loans was approximately $16.1 million, $5.3 million, and $3.5 million, respectively. Republic First did not recognize any interest income on impaired loans during 2007, 2006 or 2005.  There were no commitments to extend credit to any borrowers with impaired loans as of the end of the periods presented herein.

At December 31, 2007 and 2006, accruing special mention loans totaled approximately $10.6 million and $2.9 million, respectively.  The amounts of related valuation allowances were $688,000 and $61,000 respectively at those dates.  At December 31, 2007 and 2006, accruing substandard loans totaled approximately $702,000 and $162,000 respectively.  The amounts of related valuation were $56,000 and $28,000 respectively at those dates.  There were no accruing doubtful loans at December 31, 2007 and 2006.  Republic First Bank had delinquent loans as follows: (1) 30 to 59 days past due, at December 31, 2007 and 2006, in the aggregate principal amount of $3.6 million and $40,000 respectively; and (2) 60 to 89 days past due, at December 31, 2007 and 2006 in the aggregate principal amount of $1.6 million and $2.5 million respectively.

The following table is an analysis of the change in Other Real Estate Owned for the years ended December 31, 2007 and 2006.

(Dollars in thousands)

	2007	2006
Balance at January 1,	$572	$137
Additions, net	3,639	572
Sales	530	137
Balance at December 31,	$3,681	$572

Deposit Structure

Of the total daily average deposits of approximately $745.3 million held by Republic First Bank during the year ended December 31, 2007, approximately $78.6 million, or 10.6%, represented non-interest bearing demand deposits, compared to approximately $82.2 million, or 12.1%, of total daily average deposits during 2006. Total deposits at December 31, 2007, consisted of $99.0 million in non-interest-bearing demand deposits, $35.2 million in interest-bearing demand deposits, $223.6 million in savings and money market accounts, $179.0 million in time deposits under $100,000 and $243.9 million in time deposits greater than $100,000.

The following table is a distribution of Republic First Bank’s deposits for the periods indicated:

	At December 31,
	(Dollars in thousands)
	2007	2006	2005	2004	2003
Demand deposits, non-interest bearing	$99,040	$78,131	$88,862	$97,790	$74,572
Demand deposits, interest bearing	35,235	47,573	69,940	54,762	70,536
Money market & savings deposits	223,645	260,246	223,129	170,980	98,196
Time deposits	422,935	368,823	265,912	187,152	182,193
Total deposits	$780,855	$754,773	$647,843	$510,684	$425,497

In general, Republic First Bank pays higher interest rates on time deposits compared to other deposit categories. Republic First Bank’s various deposit liabilities may fluctuate from period-to-period, reflecting customer behavior and strategies to optimize net interest income.

The following table is a distribution of the average balances of Republic First Bank’s deposits and the average rates paid thereon, for the years ended December 31, 2007, 2006 and 2005.

	For the Years Ended December 31,
	(Dollars in thousands)
	2007		2006		2005
	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
Demand deposits, non-interest-bearing	$78,641	-%	$82,233	-%	$88,702	-%
Demand deposits, interest-bearing	38,850	1.10%	53,073	1.06%	49,118	0.68%
Money market & savings deposits	266,706	4.48%	240,189	3.79%	238,786	2.52%
Time deposits	361,120	5.21%	304,375	4.64%	211,972	3.20%
Total deposits	$745,317	4.18%	$679,870	3.50%	$588,578	2.23%

The following is a breakdown by contractual maturity, of Republic First’s time certificates of deposit issued in denominations of $100,000 or more as of December 31, 2007.

Certificates of Deposit
(Dollars in thousands)
2007
Maturing in:
Three months or less	$196,422
Over three months through six months	30,149
Over six months through twelve months	7,748
Over twelve months	9,573
Total	$243,892

The following is a breakdown, by contractual maturities of Republic First’s time certificates of deposit for the years 2007 through 2012.

2008	2009	2010	2011	2012	Thereafter	Total
		(Dollars in thousands)
$406,945	$12,769	$2,430	$288	$448	$55	$422,935

Variable Interest Entities

In January 2003, the FASB issued FASB Interpretation 46 (FIN 46), Consolidation of Variable Interest Entities. FIN 46 clarifies the application of Accounting Research Bulletin 51, Consolidated Financial Statements, to certain entities in which voting rights are not effective in identifying the investor with the controlling financial interest. An entity is subject to consolidation under FIN 46 if the investors either do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support, are unable to direct the entity’s activities, or are not exposed to the entity’s losses or entitled to its residual returns (“variable interest entities”). Variable interest entities within the scope of FIN 46 will be required to be consolidated by their primary beneficiary. The primary beneficiary of a variable interest entity is determined to be the party that absorbs a majority of the entity’s expected losses, receives a majority of its expected returns, or both.

Management previously determined that Republic First Capital Trust I, utilized for Republic First’s $6,000,000 of pooled trust preferred securities issuance, qualifies as a variable interest entity under FIN 46. Republic First Capital Trust I originally issued mandatorily redeemable preferred stock to investors and loaned the proceeds to Republic First.  The securities were subsequently reissued via a call during 2006 by Republic First Capital Trust II.  Republic First Capital Trust II holds, as its sole asset, subordinated debentures issued by Republic First in 2006.   Republic First Capital Trust III issued an additional $5,000,000 of pooled trust preferred securities in June 2007.  Republic First Capital Trust III holds, as its sole asset, subordinated debentures issued by Republic First in 2007.

Republic First Capital Trust IV issued $10.8 million of convertible trust preferred securities in June 2008 as part of Republic First’s strategic capital plan.  The securities were purchased by various investors, including Vernon W. Hill, II ($6.0 million) and Harry D. Madonna ($3.0 million through a family trust), chairman, president and CEO of Republic First.  The trust preferred securities and related subordinated debentures pay interest at an annual rate of 8.0%, have a conversion price of $6.50, and are convertible into approximately 1.7 million shares of common stock.  Republic First Capital Trust IV holds, as its sole asset, the subordinated debentures issued by Republic First.  The common securities of the capital trust are held by Republic First.  In connection with the issuance of the trust preferred securities, Republic First entered into a consulting agreement with Mr. Hill.

Republic First does not consolidate the capital trusts.  FIN 46(R) precludes consideration of the call option embedded in the preferred stock when determining if Republic First has the right to a majority of the capital trusts’ expected residual returns. The non-consolidation results in the investment in the common stock of the capital trusts to be included in other assets with a corresponding increase in outstanding debt of $341,000 at December 31, 2007 and $335,000 at September 30, 2008.  In addition, the income received on Republic First’s common stock investment is included in other income. The adoption of FIN 46R did not have a material impact on the financial position or results of operations. The Federal Reserve has issued final guidance on the regulatory capital treatment for the trust-preferred securities issued by the capital trusts as a result of the adoption of FIN 46(R). The final rule would retain the current maximum percentage of total capital permitted for trust preferred securities at 25%, but would enact other changes to the rules governing trust preferred securities that affect their use as part of the collection of entities known as “restricted core capital elements.”  The rule would take effect March 31, 2009; however, a five-year transition period starting March 31, 2004 and leading up to that date would allow bank holding companies to continue to count trust preferred securities as Tier 1 Capital after applying FIN-46(R). Management has evaluated the effects of the final rule and does not anticipate a material impact on its capital ratios.

Effects of Inflation

The majority of assets and liabilities of a financial institution are monetary in nature. Therefore, a financial institution differs greatly from most commercial and industrial companies that have significant investments in fixed assets or inventories. Management believes that the most significant impact of inflation on financial results is Republic First’s need and ability to react to changes in interest rates. As discussed previously, management attempts to maintain an essentially balanced position between rate sensitive assets and liabilities over a one year time horizon in order to protect net interest income from being affected by wide interest rate fluctuations.

Management’s Discussion and Analysis of Financial Condition and Results Of Operations
At and For the Nine Months Ended September 30, 2008

The following is management’s discussion and analysis of significant changes in Republic First’s results of operations, financial condition and capital resources presented in the accompanying consolidated financial statements at and for the nine months ended September 30, 2008.  This discussion should be read in conjunction with the accompanying notes to the consolidated financial statements.

Financial Condition

September 30, 2008 Compared to December 31, 2007

Assets decreased $51.6 million to $964.7 million at September 30, 2008, versus $1.0 billion at December 31, 2007. This decrease reflected a $48.8 million decrease in loans receivable and a $15.5 million decrease in cash and cash equivalents.

Loans:

The loan portfolio represents Republic First’s largest asset category and is its most significant source of interest income. Republic First’s lending strategy focuses on small and medium size businesses and professionals that seek highly personalized banking services. Gross loans decreased $50.5 million, to $771.1 million at September 30, 2008, versus $821.5 million at December 31, 2007, as Republic First adopted a defensive balance sheet strategy as a result of the economic downturn.  Substantially all of the decrease resulted from commercial and construction loans. The loan portfolio consists of secured and unsecured commercial loans including commercial real estate, construction loans, residential mortgages, automobile loans, home improvement loans, home equity loans and lines of credit, overdraft lines of credit and others. Commercial loans typically range between $250,000 and $5,000,000 but customers may borrow significantly larger amounts up to the legal lending limit of approximately $15.0 million at September 30, 2008. Individual customers may have several loans that are secured by different collateral, which in total are subject to that lending limit.

Investment Securities:

Investment securities available-for-sale are investments which may be sold in response to changing market and interest rate conditions and for liquidity and other purposes. Republic First’s investment securities available-for-sale consist primarily of U.S. Government debt securities, U.S. Government agency issued mortgage-backed securities, municipal securities, and debt securities which include corporate bonds and trust preferred securities. Available-for-sale securities totaled $86.3 million at September 30, 2008, compared to $83.7 million at year-end 2007. The increase reflected purchases of mortgage backed securities partially offset by sales of selected municipal securities. At September 30, 2008 and December 31, 2007, the portfolio had net unrealized losses of $2.8 million and net realized gains of $409,000, respectively.

Investment securities held-to-maturity are investments for which there is the intent and ability to hold the investment to maturity. These investments are carried at amortized cost. The held-to-maturity portfolio consists primarily of debt securities and stocks. At September 30, 2008, securities held to maturity totaled $203,000, compared to $282,000 at year-end 2007.

Restricted Stock:

Republic First Bank is required to maintain FHLB stock in proportion to its outstanding debt to FHLB.  When the debt is repaid, the purchase price of the stock is refunded.  At September 30, 2008, FHLB stock totaled $6.3 million, an increase of $43,000 from $6.2 million at December 31, 2007.

Republic First Bank is also required to maintain ACBB stock as a condition of a rarely used contingency line of credit.  At September 30, 2008 and December 31, 2007, ACBB stock totaled $143,000.

Cash and Cash Equivalents:

Cash and due from banks, interest bearing deposits and federal funds sold comprise this category which consists of Republic First’s most liquid assets. The aggregate amount in these three categories decreased by $15.5 million, to $57.7 million at September 30, 2008, from $73.2 million at December 31, 2007, primarily reflecting a decrease in federal funds sold.

Fixed Assets:

The balance in premises and equipment, net of accumulated depreciation, was $14.4 million at September 30, 2008, compared to $11.3 million at December 31, 2007, reflecting primarily branch expansion.

Other Real Estate Owned:

Other real estate owned amounted to $8.6 million at September 30, 2008 compared to $3.7 million at December 31, 2007, primarily reflecting transfers from loans of $21.4 million, partially offset by net proceeds from sales of $14.9 million and $1.6 million in property writedowns and losses on sales.

Bank Owned Life Insurance:

The balance of bank owned life insurance amounted to $12.0 million at September 30, 2008 and $11.7 million at December 31, 2007. The income earned on these policies is reflected in non-interest income.

Other Assets:

Other assets increased by $2.6 million to $10.6 million at September 30, 2008, from $8.0 million at December 31, 2007, principally resulting from an increase of $1.1 million in deferred tax assets related to net unrealized losses on investment securities, $704,000 in short term receivables collected in the fourth quarter of 2008, and $737,000 in prepaid expenses.

Deposits:

Deposits, which include non-interest and interest-bearing demand deposits, money market, savings and time deposits including some brokered deposits, are Republic First Bank’s major source of funding. Deposits are generally solicited from Republic First’s market area through the offering of a variety of products to attract and retain customers, with a primary focus on multi-product relationships.  Total deposits decreased by $51.4 million to $729.5 million at September 30, 2008 from $780.9 million at December 31, 2007.  Average transaction account balances decreased 5.9% or $21.5 million less than the prior year period to $343.6 million in the third quarter of 2008. Period end time deposits decreased $43.7 million, or 10.3% to $379.3 million at September 30, 2008, versus $422.9 million at the prior year-end.  The decrease reflected intentional reductions of higher cost deposits.

FHLB Borrowings and Overnight Advances:

FHLB borrowings and overnight advances are used to supplement deposit generation.   Republic First Bank had $25.0 million in term borrowings at September 30, 2008 versus $0 at December 31, 2007.  The term borrowings have maturities of less than two years.  Republic First Bank had total short-term borrowings (overnight) of $100.7 million at September 30, 2008 versus $133.4 million at the prior year-end, which consisted primarily of FHLB overnight borrowings.

Subordinated Debt:

Subordinated debt amounted to $22.5 million at September 30, 2008, compared to $11.3 million at December 31, 2007, as a result of an $11.1 million issuance of convertible trust preferred securities in June 2008 at a rate of 8% and the issuance of subordinated debentures to support the trust securities.  The securities have a conversion price of $6.50 and are convertible into 1.7 million shares of common stock.  The trust preferred securities have a term of 30 years and will be callable after the fifth year.  The securities will be convertible into common shares anytime after June 30, 2009 at the option of the purchaser and under certain conditions prior to June 30, 2009.  The issuer will also retain certain optional conversion triggers after the fifth year.

Shareholders’ Equity:

Total shareholders’ equity decreased $1.2 million to $79.3 million at September 30, 2008, versus $80.5 million at December 31, 2007.   This decrease was primarily the result of fluctuations in the estimated market value of securities of $2.1 million, partially offset by net proceeds from exercise of stock options of $885,000.

Three Months Ended September 30, 2008 compared to September 30, 2007
Results of Operations:

Overview

Republic First’s net income increased to $1.5 million or $0.14 per diluted share for the three months ended September 30, 2008, compared to $1.2 million, or $0.12 per diluted share for the comparable prior year period.  There was a $4.1 million, or 23.4%, decrease in total interest income, reflecting a 142 basis point decrease in the yield on average loans outstanding as well as a 7.4% decrease in average loans outstanding while interest expense decreased $4.0 million, reflecting a 175 basis point decrease in the rate on average interest-bearing deposits outstanding and a 211 basis point decrease in the rate on average borrowings outstanding.   Accordingly, net interest income decreased $186,000 between the periods.  The provision for loan losses in the third quarter of 2008 decreased to $43,000, compared to $1.3 million in the third quarter of 2007 reflecting an increase in non accrual loans in third quarter 2007.  Non-interest income decreased $88,000 to $672,000 in third quarter 2008 compared to $760,000 in third quarter 2007. Non-interest expenses increased $520,000 to $6.0 million compared to $5.5 million in the third quarter of 2007, primarily due to a $719,000 increase in other real estate owned expenses. Return on average assets and average equity of 0.65% and 7.76% respectively, in the third quarter of 2008 compared to 0.50% and 6.29% respectively for the same period in 2007.

Analysis of Net Interest Income

Historically, Republic First’s earnings have depended significantly upon net interest income, which is the difference between interest earned on interest-earning assets and interest paid on interest-bearing liabilities. Net interest income is impacted by changes in the mix of the volume and rates of interest-earning assets and interest-bearing liabilities.  Yields are adjusted for tax equivalency.

	For the three months ended			For the three months ended
	September 30, 2008			September 30, 2007
Interest-earning assets:
		Interest			Interest
(Dollars in thousands)	Average	Income/	Yield/	Average	Income/	Yield/
	Balance	Expense	Rate	Balance	Expense	Rate
Federal funds sold
and other interest-
earning assets	$8,568	$45	2.09%	$10,817	$139	5.10%
Securities (2)	92,525	1,334	5.77%	89,042	1,399	6.28%
Loans receivable	775,642	12,208	6.26%	837,417	16,209	7.68%
Total interest-earning assets	876,735	13,587	6.17%	937,276	17,747	7.51%

Other assets	57,371			40,513

Total assets	$934,106			$977,789

Interest-bearing liabilities:
Demand-non interest
bearing	$71,990			$80,646
Demand interest-bearing	31,090	$68	0.87%	35,009	$109	1.24%
Money market & savings	240,554	1,625	2.69%	249,450	2,816	4.48%
Time deposits	381,820	3,216	3.35%	358,192	4,750	5.26%
Total deposits	725,454	4,909	2.69%	723,297	7,675	4.21%
Total interest-bearing
deposits	653,464	4,909	2.99%	642,651	7,675	4.74%

Other borrowings (1)	122,709	1,005	3.26%	162,268	2,198	5.37%

Total interest-bearing
liabilities	$776,173	$5,914	3.03%	$804,919	$9,873	4.87%
Total deposits and
other borrowings	848,163	5,914	2.77%	885,565	9,873	4.42%

Non interest-bearing
liabilites	7,393			14,266
Shareholders' equity	78,550			77,958
Total liabilities and
shareholders' equity	$934,106			$977,789

Net interest income		$7,673			$7,874
Net interest spread			3.14%			2.64%

Net interest margin			3.48%			3.33%

(1) Includes term borrowings and subordinated debentures supporting trust preferred securities
(2) On a tax equivalent basis. FTE income adjustment: 2008 $161; 2007 $201

The rate volume table below presents an analysis of the impact on interest income and expense resulting from changes in average volumes and rates during the period. For purposes of this table, changes in interest income and expense are allocated to volume and rate categories based upon the respective changes in average balances and average rates.

Rate/Volume Table
	Three months ended September 30, 2008
	versus September 30, 2007
	(dollars in thousands)
	Due to change in:
	Volume	Rate	Total
Interest earned on:

Federal funds sold	$(12)	$(82)	$(94)
Securities (tax equivalent basis)	51	(116)	(65)
Loans	(975)	(3,026)	(4,001)
Total interest-earning assets	(936)	(3,224)	(4,160)

Interest expense of deposits
Interest-bearing demand deposits	9	32	41
Money market and savings	60	1,131	1,191
Time deposits	(200)	1,734	1,534
Total deposit interest expense	(131)	2,897	2,766
Other borrowings	325	868	1,193
Total interest expense	194	3,765	3,959
Net interest income	$(742)	$541	$(201)

Republic First’s tax equivalent net interest margin increased 15 basis points to 3.48% for the three months ended September 30, 2008, versus 3.33% in the prior year comparable period.  The increased net interest margin reflected reduced funding costs which had been abnormally high in relation to historical spreads to the prime rate and the impact of maturing higher rate certificates of deposit.

While yields on interest-bearing assets decreased 134 basis points to 6.17% in third quarter 2008 from 7.51% in third quarter 2007, the yield on total deposits and other borrowings decreased 165 basis points to 2.77% from 4.42% between those respective periods. The decrease in yields on assets and rates on deposits and borrowings was primarily due to the repricing of assets and liabilities as a result of actions taken by the Federal Reserve since September 2007.

Republic First’s tax equivalent net interest income decreased $201,000, or 2.6%, to $7.7 million for the three months ended September 30, 2008, from $7.9 million for the prior year comparable period. As shown in the Rate Volume table above, the decrease in net interest income reflected a decrease in average interest earning assets as well as a larger concentration of higher rate time deposits that offset a decrease in average money market and savings deposits. Average interest-earning assets amounted to $876.7 million for third quarter 2008 and $937.3 million for third quarter 2007.  The $60.5 million decrease resulted primarily from a reduction in loans as Republic First adopted a defensive balance sheet strategy as a result of the economic downturn.

Republic First’s total tax equivalent interest income decreased $4.2 million, or 23.4%, to $13.6 million for the three months ended September 30, 2008, from $17.7 million for the prior year comparable period.  Interest and fees on loans decreased $4.0 million, or 24.7%, to $12.2 million for the three months ended September 30, 2008, from $16.2 million for the prior year comparable period.  The decrease was due primarily to the 142 basis point decline in the yield on loans resulting from the repricing of the variable rate loan portfolio as a result of actions taken by the Federal Reserve as well as a $61.8 million, or 7.4%, decrease in average loans outstanding to $775.6 million from $837.4 million.  Interest and dividends on investment securities decreased $65,000, or 4.6%, to $1.3 million for the three months ended September 30, 2008, from $1.4 million for the prior year comparable period.  This decrease was due primarily to the 51 basis point decline in the yield on securities which was partially offset by an increase in average securities outstanding of $3.5 million, or 3.9%, to $92.5 million from $89.0 million for the prior year comparable period.  Interest on federal funds sold and other interest-earning assets decreased $94,000, or 67.6%, primarily reflecting decreases in short-term interest rates.

Republic First’s total interest expense decreased $4.0 million, or 40.1%, to $5.9 million for the three months ended September 30, 2008, from $9.9 million for the prior year comparable period. Interest-bearing liabilities averaged $776.2 million for the three months ended September 30, 2008, versus $804.9 million for the prior year comparable period, or a decrease of $28.7 million. The decrease primarily reflected reduced funding requirements due to a decrease in average interest earning assets. Average deposit balances increased $2.2 million while there was a $39.6 million decrease in average other borrowings. The average rate paid on interest-bearing liabilities decreased 184 basis points to 3.03% for the three months ended September 30, 2008. Interest expense on time deposit balances decreased $1.5 million to $3.2 million in third quarter 2008, from $4.8 million in the comparable prior year period, reflecting lower rates which more than offset the impact of higher average balances.  Money market and savings interest expense decreased $1.2 million to $1.6 million in third quarter 2008, from $2.8 million in the comparable prior year period. The decrease in interest expense on deposits primarily reflected the impact of the lower short-term interest rate environment. Accordingly, rates on total interest-bearing deposits decreased 175 basis points in third quarter 2008 compared to third quarter 2007.

Interest expense on other borrowings decreased $1.2 million to $1.0 million in third quarter 2008, from $2.2 million in the comparable prior year period, also as a result of the lower short-term interest rate environment. In addition, average other borrowings, primarily overnight FHLB borrowings, decreased $39.6 million, or 24.4%, between those respective periods. Rates on overnight borrowings reflected the lower short-term interest rate environment as the rate of other borrowings decreased to 3.26% in third quarter 2008, from 5.37% in the comparable prior year period. Interest expense on other borrowings also includes the interest on average balances of $25.0 million of FHLB term borrowings and $22.5 million of subordinated debentures supporting trust preferred securities.

Provision for Loan Losses

The provision for loan losses is charged to operations in an amount necessary to bring the total allowance for loan losses to a level that reflects the known and estimated inherent losses in the portfolio. The provision for loan losses amounted to $43,000 in third quarter 2008 compared to $1.3 million in third quarter 2007.  The decrease from third quarter 2007 reflected the increase in non accrual loans in 2007.  In addition, the provision in both periods reflected amounts required to increase the allowance for loan growth in accordance with Republic First’s methodology.

Non-Interest Income

Total non-interest income decreased $88,000 to $672,000 for third quarter 2008 compared to $760,000 for the three months ended September 30, 2007, primarily due to the impact of a $183,000 gain on the sale of other real estate owned property in third quarter 2007 which was partially offset by a $128,000 increase in other income in 2008.  In addition, loan advisory and servicing fees decreased  $36,000, or 23.1%, to $120,000 in third quarter 2008, compared to third quarter 2007 due to lower prepayment fee income.  Service fees on deposit accounts increased $11,000, or 3.8%, to $300,000 in third quarter 2008, versus $289,000 for the comparable prior year period.

Non-Interest Expenses

Total non-interest expenses increased $520,000 or 9.5% to $6.0 million for the three months ended September 30, 2008, from $5.5 million for the prior year comparable period. Salaries and employee benefits decreased $394,000 or 14.5%, to $2.3 million for the three months ended September 30, 2008, from $2.7 million for the prior year comparable period. That decrease reflected reduced staff levels in third quarter 2008 due to attrition.  New staff is being added.

Occupancy expense decreased $77,000, or 11.2%, to $611,000 in third quarter 2008, compared to $688,000 in third quarter 2007, resulting from headquarters and branch relocations in 2007.

Depreciation expense decreased $5,000 or 1.4% to $342,000 for the three months ended September 30, 2008, versus $347,000 for the prior year comparable period.

Legal fees increased $83,000, or 50.0%, to $249,000 in third quarter 2008, compared to $166,000 in third quarter 2007, resulting from increased fees on a number of different matters.

Other real estate expenses increased $719,000 to $722,000 for the three months ended September 30, 2008 compared to $3,000 for the third quarter 2007 due to $559,000 in losses on property sales and $163,000 in third quarter 2008 property maintenance expenses.

Advertising expense decreased $66,000, or 46.8%, to $75,000 in third quarter 2008, compared to $141,000 in third quarter 2007, due to decreases in print advertising.

Data processing expense increased $42,000, or 24.4%, to $214,000 in third quarter 2008, compared to $172,000 in third quarter 2007, primarily due to system enhancements.

Insurance expense increased $43,000, or 40.6%, to $149,000 in third quarter 2008, compared to $106,000 in third quarter 2007, resulting primarily from higher rates.

Professional fees increased $186,000, or 144.2%, to $315,000 in third quarter 2008, compared to $129,000 in third quarter 2007, resulting primarily from increased consulting fees.

Regulatory assessments and costs increased $106,000 or 235.6% to $151,000 in third quarter 2008, compared to $45,000 in third quarter 2007, resulting primarily from increases in statutory FDIC insurance rates.

Taxes, other increased $3,000, or 1.5%, to $207,000 for the three months ended September 30, 2008, versus $204,000 for the comparable prior year period.  The increase reflected an increase in Pennsylvania shares tax which is assessed at an amount of 1.25% on a 6 year moving average of regulatory capital.  The full amount of the increase resulted from increased capital. This increase was offset by a reduction in Pennsylvania sales taxes recorded in third quarter 2008.

Other expenses decreased $120,000, or 15.5% to $654,000 for the three months ended September 30, 2008, from $774,000 for the prior year comparable period.

Provision for Income Taxes

The provision for income taxes increased $148,000 to $706,000 for the three months ended September 30, 2008, from $558,000 for the prior year comparable period. That reduction was primarily the result of the decrease in pre-tax income.  The effective tax rates in those periods were 32% and 31% respectively.

Nine Months Ended September 30, 2008 compared to September 30, 2007
Results of Operations:

Overview

Republic First’s net income decreased to a $56,000 loss or $(0.01) per diluted share for the nine months ended September 30, 2008, compared to $5.3 million, or $0.50 per diluted share for the comparable prior year period.  There was a $10.3 million, or 19.8%, decrease in total interest income, reflecting a 136 basis point decrease in the yield on average loans outstanding as well as a 4.0% decrease in average interest earning assets.  Interest expense decreased $9.2 million, reflecting a 131 basis point decrease in the rate on average interest-bearing deposits outstanding and a 222 basis point decrease in the rate on average borrowings outstanding.  Accordingly net interest income decreased $1.0 million between the periods.  The provision for loan losses in the first nine months of 2008 increased $4.5 million to $5.9 million, compared to $1.4 million in the first nine months of 2007, reflecting additional reserves on certain loans.  Non-interest income increased $18,000 to $2.2 million in first nine months of 2008 compared to $2.2 million in first nine months of 2007.  Non-interest expenses increased $2.8 million to $18.5 million in first nine months of 2008 compared to $15.8 million in the first nine months of 2007, primarily due to $1.6 million in writedowns of other real estate owned, an increase of $482,000 in other real estate expenses related to property maintenance, an increase of $282,000 in legal expenses, and an increase of $249,000 in regulatory assessments and costs. Return on average assets and average equity of (0.01)% and (0.09)% respectively, in the first nine months of 2008 compared to 0.73% and 9.21% respectively for the same period in 2007.

Analysis of Net Interest Income

Historically, Republic First’s earnings have depended significantly upon net interest income, which is the difference between interest earned on interest-earning assets and interest paid on interest-bearing liabilities. Net interest income is impacted by changes in the mix of the volume and rates of interest-earning assets and interest-bearing liabilities.  Yields are adjusted for tax equivalency for tax exempt municipal securities income in the first nine months of 2008 and 2007.

	For the nine months ended			For the nine months ended
	September 30, 2008			September 30, 2007
Interest-earning assets:
		Interest			Interest
(Dollars in thousands)	Average	Income/	Yield/	Average	Income/	Yield/
	Balance	Expense	Rate	Balance	Expense	Rate
Federal funds sold
and other interest-
earning assets	$10,478	$199	2.54%	$14,424	$543	5.03%
Securities (2)	87,506	3,814	5.81%	98,571	4,436	6.00%
Loans receivable	796,782	37,821	6.34%	819,243	47,166	7.70%
Total interest-earning assets	894,766	41,834	6.25%	932,238	52,145	7.48%

Other assets	51,915			39,029

Total assets	$946,681			$971,267

Interest-bearing liabilities:
Demand-non interest
bearing	$76,487			$78,502
Demand interest-bearing	34,760	$283	1.09%	39,766	$327	1.10%
Money market & savings	219,877	4,663	2.83%	275,249	9,370	4.55%
Time deposits	402,235	11,825	3.93%	347,292	13,671	5.26%
Total deposits	733,359	16,771	3.05%	740,809	23,368	4.22%
Total interest-bearing
deposits	656,872	16,771	3.41%	662,307	23,368	4.72%

Other borrowings (1)	125,140	3,046	3.25%	139,188	5,694	5.47%

Total interest-bearing
liabilities	$782,012	$19,817	3.38%	$801,495	$29,062	4.85%
Total deposits and
other borrowings	858,499	19,817	3.08%	879,997	29,062	4.42%

Non interest-bearing
liabilites	8,955			14,184
Shareholders' equity	79,227			77,086
Total liabilities and
shareholders' equity	$946,681			$971,267

Net interest income		$22,017			$23,083
Net interest spread			2.87%			2.63%

Net interest margin			3.29%			3.31%

(1) Includes term borrowings and subordinated debentures supporting trust preferred securities
(2) On a tax equivalent basis. FTE adjustment: 2008 $499; 2007 $584

The rate volume table below presents an analysis of the impact on interest income and expense resulting from changes in average volumes and rates during the period. For purposes of this table, changes in interest income and expense are allocated to volume and rate categories based upon the respective changes in average balances and average rates.

Rate/Volume Table

	Nine months ended September 30, 2008
	versus September 30, 2007
	(dollars in thousands)
	Due to change in:
	Volume	Rate	Total
Interest earned on:

Federal funds sold	$(75)	$(269)	$(344)
Securities (tax equivalent basis)	(483)	(139)	(622)
Loans	(1,069)	(8,276)	(9,345)
Total interest-earning assets	(1,627)	(8,684)	(10,311)

Interest expense of deposits
Interest-bearing demand deposits	41	3	44
Money market and savings	1,178	3,529	4,707
Time deposits	(1,620)	3,466	1,846
Total deposit interest expense	(401)	6,998	6,597
Other borrowings	343	2,305	2,648
Total interest expense	(58)	9,303	9,245
Net interest income	$(1,685)	$619	$(1,066)

Republic First’s tax equivalent net interest margin decreased 2 basis points to 3.29% for the nine months ended September 30, 2008, versus 3.31% in the prior year comparable period.

While yields on interest-bearing assets decreased 123 basis points to 6.25% in the first nine months of 2008 from 7.48% in the prior year comparable period, the rate on total deposits and other borrowings decreased 134 basis points to 3.08% from 4.42% between those respective periods. The decrease in yields on assets and rates on deposits and borrowings was due primarily to the repricing of assets and liabilities as a result of actions taken by the Federal Reserve since September 2007.

Republic First’s tax equivalent net interest income decreased $1.1 million, or 4.6%, to $22.0 million for the nine months ended September 30, 2008, from $23.1 million for the prior year comparable period. As shown in the Rate Volume table above, the decrease in net interest income was due primarily to a decrease in average interest earning assets as well as a larger concentration of higher rate time deposits that offset a decrease in average money market and savings deposits.  Average interest earning assets amounted to $894.8 million for the first nine months of 2008 and $932.2 million for the comparable prior year period.  The $37.5 million decrease resulted from reductions in loans, securities, and federal funds sold.

Republic First’s total tax equivalent interest income decreased $10.3 million, or 19.8%, to $41.8 million for the nine months ended September 30, 2008, from $52.1 million for the prior year comparable period.  Interest and fees on loans decreased $9.3 million, or 19.8%, to $37.8 million for the nine months ended September 30, 2008, from $47.2 million for the prior year comparable period.  The decrease was due primarily to the 136 basis point decline in the yield on loans resulting primarily from the repricing of the variable rate loan portfolio as a result of actions taken by the Federal Reserve as well as a $22.5 million, or 2.7%, decrease in average loans outstanding to $796.8 million from $819.2 million.  Interest and dividends on investment securities decreased $622,000, or 14.0%, to $3.8 million for the first nine months ended September 30, 2008, from $4.4 million for the prior year comparable period.  This decrease reflected a decrease in average securities outstanding of $11.1 million, or 11.2%, to $87.5 million from $98.6 million for the prior year comparable period.  Interest on federal funds sold and other interest-earning assets decreased $344,000, or 63.4%, reflecting decreases in short- term interest rates and a $3.9 million decrease in average balances to $10.5 million for the first nine months of 2008 from $14.4 million for the comparable prior year period.

Republic First’s total interest expense decreased $9.2 million, or 31.8%, to $19.8 million for the nine months ended September 30, 2008, from $29.1 million for the prior year comparable period.  Interest- bearing liabilities averaged $782.0 million for the nine months ended September 30, 2008, versus $801.5 million for the prior year comparable period, or a decrease of $19.5 million.  The decrease primarily reflected reduced funding requirements due to a decrease in average interest earning assets.  Average deposit balances decreased $7.5 million while there was a $14.0 million decrease in average other borrowings.  The average rate paid on interest- bearing liabilities decreased 147 basis points to 3.38% for the nine months ended September 30, 2008.  Interest expense on time deposit balances decreased $1.8 million to $11.8 million in the first nine months of 2008 from $13.7 million in the comparable prior year period, reflecting lower rates which more than offset the impact of higher average balances.  Money market and savings interest expense decreased $4.7 million to $4.7 million in the first nine months of 2008, from $9.4 million in the comparable prior year period.  The decrease in interest expense on deposits reflected the impact of the lower short- term interest rate environment as well as lower average balances.  Accordingly, rates on total interest- bearing deposits decreased 131 basis points in the first nine months of 2008 compared to the comparable prior year period.

Interest expense on other borrowings decreased $2.6 million to $3.0 million in the first nine months of 2008, reflecting the lower short- term interest rate environment and lower average balances.  Average other borrowings, primarily overnight FHLB borrowings, decreased $14.0 million, or 10.1%, between the respective periods.  Rates on overnight borrowings reflected the lower short- term interest rate environment as the rate of other borrowings decreased to 3.25% in the first nine months of 2008, from 5.47% in the comparable prior year period.  Interest expense on other borrowings also includes the interest on average balances of $15.9 million of subordinated debentures supporting trust preferred securities and $10.7 million of FHLB term borrowings.

Provision for Loan Losses

The provision for loan losses is charged to operations in an amount necessary to bring the total allowance for loan losses to a level that reflects the known and estimated inherent losses in the portfolio. The provision for loan losses amounted to $5.9 million in the first nine months of 2008 compared to $1.4 million for the comparable prior year period.  The provision for the first nine months of 2008 reflected $5.7 million of charges to increase reserves on specific loans primarily comprised of the following. A $1.3 million charge was taken on a New Jersey residential development shore property, notwithstanding higher appraisals, and reflected the most up to date potential buyer indications.  A $600,000 charge was taken on a residential development property in New Jersey, also proximate to the shore, based upon the same factors.  A $1.7 million charge was taken for a borrower with loans secured by multiple commercial properties which, notwithstanding higher appraisals, was based on the most current efforts to market the properties.  A $1.3 million charge was taken on a suburban Philadelphia residential development property, notwithstanding higher appraisals, based on the most recent potential buyer indications.  A $450,000 charge was taken on a Philadelphia city residential development, based on the most recent realtor indications.  In each case the charges were based on a more rapid disposition than initially planned.

The comparable 2007 provision reflected $952,000 for loan transferred to non accrual status in third quarter 2007 and $546,000 for increases in reserves on certain loans due to a downturn in the housing market which was partially offset by $256,000 for recoveries on tax refund loans.  The remaining provision in 2007 also reflected amounts required to increase the allowance for loan growth in accordance with Republic First’s methodology.

Non-Interest Income

Total non-interest income increased $18,000 to $2.2 million for the first nine months of 2008 compared to $2.2 million for the comparable prior year period, primarily due to a one- time Mastercard transaction of $309,000, $219,000 in other miscellaneous items, and a $100,000 legal settlement partially offset by a decrease of $445,000 in the first nine months of 2008 related to loan advisory and servicing fees and $185,000 in gains on the sale of OREO properties in 2007.  The decrease in loan advisory and servicing fees resulted from lower advisory and prepayment fee income, primarily due to volume.

Non-Interest Expenses

Total non-interest expenses increased $2.8 million or 17.4% to $18.5 million for the nine months ended September 30, 2008, from $15.8 million for the prior year comparable period. Salaries and employee benefits decreased $122,000 or 1.5%, to $7.8 million for the nine months ended September 30, 2008, from $7.9 million for the prior year comparable period. That decrease reflected a reduction in salary expense of $641,000 as staff levels declined in 2008 due to attrition.  New staff is being added.  The decrease was partially offset by a decrease in salary deferrals of $426,000 based on lower loan originations.

Occupancy expense decreased $20,000, or 1.1%, to $1.8 million in the first nine months of 2008, compared to $1.8 million for the comparable prior year period.

Depreciation expense decreased $29,000 or 2.8% to $1.0 million for the nine months ended September 30, 2008, versus $1.0 million for the prior year comparable period.

Legal fees increased $282,000, or 64.4%, to $720,000 in the first nine months of 2008, compared to $438,000 for the comparable prior year period, resulting from increased fees on a number of different matters.

Other real estate increased $2.1 million for the nine months ended September 30, 2008 compared to $23,000 for the comparable prior year period due to $1.6 million in property writedowns and losses on sales and $505,000 in property maintenance expenses.

Advertising expense decreased $32,000, or 8.3%, to $353,000 in the first nine months of 2008, compared to $385,000 for the comparable prior year period.

Data processing expense increased $134,000, or 27.6%, to $620,000 in the first nine months of 2008, compared to $486,000 for the comparable prior year period, primarily due to system enhancements.

Insurance expense increased $108,000, or 36.9%, to $401,000 in the first nine months of 2008, compared to $293,000 for the comparable prior year period, resulting primarily from higher rates.

Professional fees increased $179,000, or 47.2%, to $558,000 in the first nine months of 2008, compared to $379,000 for the comparable prior year period, resulting primarily from increased consulting fees.

Regulatory assessments and costs increased $249,000, or 188.6%, to $381,000 for the nine months ended September 30, 2008, from $132,000 for the comparable prior year period, resulting primarily from increases in statutory FDIC insurance rates.

Taxes, other increased $101,000, or 16.3%, to $719,000 for the nine months ended September 30, 2008, versus $618,000 for the comparable prior year period.  The increase reflected an increase in Pennsylvania shares tax, which is assessed at an annual rate of 1.25% on a 6 year moving average of regulatory capital.  The full amount of the increase resulted from increased capital.

Other expenses decreased $196,000, or 8.6% to $2.1 million for the nine months ended September 30, 2008, from $2.3 million for the prior year comparable period.

Provision for Income Taxes

The provision for income taxes decreased $2.9 million, to a $342,000 benefit for the nine months ended September 30, 2008, from $2.5 million for the prior year comparable period. That decrease was primarily the result of the decrease in pre-tax income.  The effective tax rates in those periods were an 86% benefit and 32% respectively.

Commitments, Contingencies and Concentrations

Financial instruments whose contract amounts represent potential credit risk are commitments to extend credit of approximately $100.8 million and $160.2 million and standby letters of credit of approximately $5.5 million and $4.6 million at September 30, 2008, and December 31, 2007, respectively.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and many require the payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Republic First Bank evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained upon extension of credit is based on management’s credit evaluation of the customer. Collateral held varies but may include real estate, marketable securities, pledged deposits, equipment and accounts receivable.

Standby letters of credit are conditional commitments that guarantee the performance of a customer to a third party. The credit risk and collateral policy involved in issuing letters of credit is essentially the same as that involved in extending loan commitments. The amount of collateral obtained is based on management’s credit evaluation of the customer. Collateral held varies but may include real estate, marketable securities, pledged deposits, equipment and accounts receivable. Management believes that the proceeds obtained through a liquidation of such collateral would be sufficient to cover the maximum potential amount of future payments required under the corresponding guarantees.

Regulatory Matters

The following table presents Republic First’s and Republic First Bank’s capital regulatory ratios at September 30, 2008, and December 31, 2007:

	Actual		For Capital		To be well
			Adequacy purposes		capitalized under FRB
					capital guidelines
	Amount	Ratio	Amount	Ratio	Amount	Ratio
(Dollars in thousands)
At September 30, 2008
Total risk based capital
Republic	$97,877	11.71%	$66,871	8.00%	$83,588	10.00%
Company	109,726	13.09%	67,040	8.00%	-	N/A
Tier one risk based capital
Republic	91,070	10.90%	33,435	4.00%	50,153	6.00%
Company	102,919	12.28%	33,520	4.00%	-	N/A
Tier one leveraged capital
Republic	91,070	9.75%	46,698	5.00%	46,698	5.00%
Company	102,919	11.02%	46,705	5.00%	-	N/A

	Actual		For Capital		To be well
			Adequacy purposes		capitalized under FRB
					capital guidelines
	Amount	Ratio	Amount	Ratio	Amount	Ratio
At December 31, 2007
Total risk based capital
Republic	$99,634	11.02%	$72,534	8.00%	$90,667	10.00%
Company	99,704	11.01%	72,638	8.00%	-	N/A
Tier one risk based capital
Republic	91,126	10.08%	36,267	4.00%	54,400	6.00%
Company	91,196	10.07%	36,319	4.00%	-	N/A
Tier one leveraged capital
Republic	91,126	9.45%	48,225	5.00%	48,225	5.00%
Company	91,196	9.44%	48,294	5.00%	-	N/A

Dividend Policy

Republic First has not paid any cash dividends on its common stock, but may consider dividend payments in the future.

Liquidity

Financial institutions must maintain liquidity to meet day-to-day requirements of depositors and borrowers, time investment purchases to market conditions and provide a cushion against unforeseen needs. Liquidity needs can be met by either reducing assets or increasing liabilities.  The most liquid assets consist of cash, amounts due from banks and federal funds sold.

Regulatory authorities require Republic First to maintain certain liquidity ratios such that Republic First Bank maintains available funds, or can obtain available funds at reasonable rates, in order to satisfy commitments to borrowers and the demands of depositors.  In response to these requirements, Republic First has formed an Asset/Liability Committee (“ALCO”), comprised of selected members of the board of directors and senior management, which monitors such ratios.  The purpose of the Committee is in part, to monitor Republic First Bank’s liquidity and adherence to the ratios in addition to managing relative interest rate risk.  The ALCO meets at least quarterly.

Republic First Bank’s most liquid assets, consisting of cash due from banks, deposits with banks and federal funds sold, totaled $57.7 million at September 30, 2008, compared to $73.2 million at December 31, 2007, due primarily to a decrease in federal funds sold. Loan maturities and repayments, if not reinvested in loans, also are immediately available for liquidity. At September 30, 2008, Republic First Bank estimated that in excess of $50.0 million of loans would mature or be repaid in the six month period that will end March 31, 2009. Additionally, the majority of its securities are available to satisfy liquidity requirements through pledges to the FHLB to access Republic First Bank’s line of credit with that institution.

Funding requirements have historically been satisfied primarily by generating transaction accounts and certificates of deposit with competitive rates, and utilizing the facilities of the FHLB. At September 30, 2008 Republic First Bank had $103.9 million in unused lines of credit readily available under arrangements with the FHLB and correspondent banks compared to $113.1 million at December 31, 2007. These lines of credit enable Republic First Bank to purchase funds for short or long-term needs at rates often lower than other sources and require pledging of securities or loan collateral. The amount of available credit has been decreasing with the prepayment of mortgage backed loans and securities.

At September 30, 2008, Republic First Bank had aggregate outstanding commitments (including unused lines of credit and letters of credit) of $106.3 million. Certificates of deposit scheduled to mature in one year totaled $354.7 million at September 30, 2008. There were FHLB advances outstanding of $25.0 million at September 30, 2008 and short-term borrowings of $100.7 million consisted of overnight FHLB borrowings of $80.7 million and uncollateralized overnight advances from PNC Bank of $20.0 million. Republic First anticipates that it will have sufficient funds available to meet its current commitments.

Republic First Bank’s target and actual liquidity levels are determined by comparisons of the estimated repayment and marketability of its interest-earning assets and projected future outflows of deposits and other liabilities. Republic First Bank has established a line of credit with a correspondent bank to assist in managing Republic First Bank’s liquidity position.  That line of credit totaled $15.0 million and was unused at September 30, 2008.  Republic First Bank has established a line of credit with the Federal Home Loan Bank of Pittsburgh with a maximum borrowing capacity of approximately $194.6 million.  As of September 30, 2008, Republic First Bank had borrowed $105.7 million under that line of credit. Securities also represent a primary source of liquidity. Accordingly, investment decisions generally reflect liquidity over other considerations.  Additionally, Republic First Bank has uncollateralized overnight advances from PNC bank.  As of September 30, 2008, there were $20.0 million of such overnight advances outstanding.

Republic First Bank’s primary short-term funding sources are certificates of deposit and its securities portfolio. The circumstances that are reasonably likely to affect those sources are as follows. Republic First Bank has historically been able to generate certificates of deposit by matching Philadelphia market rates or paying a premium rate of 25 to 50 basis points over those market rates. It is anticipated that this source of liquidity will continue to be available; however, its incremental cost may vary depending on market conditions. Republic First Bank’s securities portfolio is also available for liquidity, usually as collateral for FHLB advances. Because of the FHLB’s AAA rating, it is unlikely those advances would not be available. But even if they are not, numerous investment companies would likely provide repurchase agreements up to the amount of the market value of the securities.

Republic First Bank’s ALCO is responsible for managing its liquidity position and interest sensitivity. That committee’s primary objective is to maximize net interest income while configuring interest-sensitive assets and liabilities to manage interest rate risk and provide adequate liquidity.

Investment Securities Portfolio

At September 30, 2008, Republic First had identified certain investment securities that are being held for indefinite periods of time, including securities that will be used as part of Republic First’s asset/liability management strategy and that may be sold in response to changes in interest rates, prepayments and similar factors.  These securities are classified as available for sale and are intended to increase the flexibility of Republic First’s asset/liability management.  Available for sale securities consisted of U.S. Government Agency securities and other investments. The market values of investment securities available for sale were $86.3 million and $83.7 million as of September 30, 2008 and December 31, 2007, respectively.  At September 30, 2008 and December 31, 2007, the portfolio had net unrealized losses of $2.8 million and gains of $409,000, respectively.

Securities are evaluated on at least a quarterly basis, and more frequently when market conditions warrant such an evaluation, to determine whether a decline in their value is other-than-temporary.  To determine whether a loss in value is other-than-temporary, management utilizes criteria such as the reasons underlying the decline, the magnitude and duration of the decline and the intent and ability of Republic First to retain its investment in the security for a period of time sufficient to allow for an anticipated recovery in the fair value.  The term “other-than-temporary” is not intended to indicate that the decline is permanent, but indicates that the prospects for a near-term recovery of value is not necessarily favorable, or that there is a lack of evidence to support a realizable value equal to or greater than the carrying value of the investment.  Once a decline in value is determined to be other-than-temporary, the value of the security is reduced and a corresponding charge to earnings is recognized.  No impairment charge was recognized during the nine months ended September 30, 2008 and 2007.

Loan Portfolio

Republic First’s loan portfolio consists of secured and unsecured commercial loans including commercial real estate loans, loans secured by one-to-four family residential property, commercial construction and residential construction loans as well as residential mortgages, home equity loans, short-term consumer and other consumer loans. Commercial loans are primarily term loans made to small to medium-sized businesses and professionals for working capital, asset acquisition and other purposes. Commercial loans are originated as either fixed or variable rate loans with typical terms of 1 to 5 years. Republic First Bank’s commercial loans typically range between $250,000 and $5.0 million but customers may borrow significantly larger amounts up to Republic First Bank’s legal lending limit of approximately $15.0 million at September 30, 2008. Individual customers may have several loans often secured by different collateral.

Gross loans decreased $50.5 million, to $771.1 million at September 30, 2008, from $821.5 million at December 31, 2007.

The following table sets forth Republic First’s gross loans by major categories for the periods indicated:

(Dollars in thousands)	As of September 30, 2008		As of December 31, 2007
	Balance	% of Total	Balance	% of Total
Commercial:
Real estate secured	$457,440	59.3%	$476,873	58.1%
Construction and land development	218,018	28.3	228,616	27.8
Non real estate secured	64,262	8.3	77,347	9.4
Non real estate unsecured	4,591	0.6	8,451	1.0
	744,311	96.5	791,287	96.3

Residential real estate	5,722	0.8	5,960	0.7
Consumer & other	21,019	2.7	24,302	3.0
Total loans, net of unearned income	771,052	100.0%	821,549	100.0%

Less: allowance for loan losses	(6,807)		(8,508)

Net loans	$764,245		$813,041

Credit Quality

Republic First Bank’s written lending policies require specified underwriting, loan documentation and credit analysis standards to be met prior to funding, with independent credit department approval for the majority of new loan balances. A committee of the board of directors oversees the loan approval process to monitor that proper standards are maintained and approves the majority of commercial loans.

Loans, including impaired loans, are generally classified as non-accrual if they are past due as to maturity or payment of interest or principal for a period of more than 90 days, unless such loans are well-secured and in the process of collection. Loans that are on a current payment status or past due less than 90 days may also be classified as non-accrual if repayment in full of principal and/or interest is in doubt.

Loans may be returned to accrual status when all principal and interest amounts contractually due are reasonably assured of repayment within an acceptable period of time, and there is a sustained period of repayment performance by the borrower, in accordance with the contractual terms.

While a loan is classified as non-accrual or as an impaired loan and the future collectibility of the recorded loan balance is doubtful, collections of interest and principal are generally applied as a reduction to principal outstanding.

When the future collectibility of the recorded loan balance is expected, interest income may be recognized on a cash basis. In the case where a non-accrual loan had been partially charged off, recognition of interest on a cash basis is limited to that which would have been recognized on the recorded loan balance at the contractual interest rate. Cash interest receipts in excess of that amount are recorded as recoveries to the allowance for loan losses until prior charge-offs have been fully recovered.

The following summary shows information concerning loan delinquency and other non-performing assets at the dates indicated.

	September 30, 2008	December 31, 2007
(Dollars in thousands)
Loans accruing, but past due 90 days or more	$-	$-
Non-accrual loans	7,287	22,280
Total non-performing loans (1)	7,287	22,280
Other real estate owned	8,580	3,681

Total Non-performing assets (2)	$15,867	$25,961

Non-performing loans as a percentage of total loans net of unearned income	0.95%	2.71%
Non-performing assets as a percentage of total assets	1.64%	2.55%

(1)	Non-performing loans are comprised of (i) loans that are on a nonaccrual basis; (ii) accruing loans that are 90 days or more past due and (iii) restructured loans.
(2)	Non-performing assets are composed of non-performing loans and other real estate owned (assets acquired in foreclosure).

 As discussed under “Provision for Loan Losses” Republic First Bank is pursuing more rapid disposition of non performing loans. Accordingly Republic First Bank has taken title or control of the majority of such loans which has resulted in their transfer to other real estate owned as follows.

Non accrual-loans decreased $15.0 million, to $7.3 million at September 30, 2008, from $22.3 million at December 31, 2007.   An analysis of 2008 activity is as follows. The $15.0 million decrease reflected $15.8 million of transfers of loans to two customers to other real estate owned after related 2008 charge-offs of $4.2 million and payoffs of $1.3 million.  The resulting decrease was partially offset by the transition of nine loans totaling $6.4 million to non-accrual status.

Problem loans consist of loans that are included in performing loans, but for which potential credit problems of the borrowers have caused management to have serious doubts as to the ability of such borrowers to continue to comply with present repayment terms. At September 30, 2008, all identified problem loans are included in the preceding table or are internally classified, with a specific reserve allocation in the allowance for loan losses (see “Allowance For Loan Losses”). Management believes that the appraisals and other estimates of the value of the collateral pledged against the non-accrual loans generally exceed the amount of its outstanding balances.

Non-accrual loans totaled $7.3 million at September 30, 2008, and $22.3 million at December 31, 2007, and the amount of related valuation allowances were $932,000 and $1.6 million, respectively at those dates.  The primary reason for the decrease in non-accrual loans was the aforementioned transfers of loans to other real estate owned and charge-offs. There were no commitments to extend credit to any borrowers with impaired loans as of the end of the periods presented herein.

At September 30, 2008, compared to December 31, 2007, internally classified accruing loans had decreased to $521,000 from $702,000.

Republic First Bank had delinquent loans as follows: (1) 30 to 59 days past due, in the aggregate principal amount of $0 at September 30, 2008 and $3.6 million at December 31, 2007; and (2) 60 to 89 days past due, at September 30, 2008 and December 31, 2007, in the aggregate principal amount of $3.2 million and $1.6 million, respectively. The decrease in the loans delinquent 30 to 59 days reflects $3.6 million in loans that remain at full accrual status.  The increase in the loans delinquent 60 to 89 days reflects $3.0 million in loans that remain at full accrual status partially offset by a $1.3 million loan transferred to non accrual status in 2008.

Other Real Estate Owned:

The balance of other real estate owned increased to $8.6 million at September 30, 2008 from $3.7 million at December 31, 2007 due to additions from three customers totaling $21.4 million,  sales of  $14.9 million and writedowns on properties of $1.6 million.

At September 30, 2008, Republic First had no credit exposure to “highly leveraged transactions” as defined by the Federal Reserve Bank.

Allowance for Loan Losses

An analysis of the allowance for loan losses for the nine months ended September 30, 2008, and 2007, and the twelve months ended December 31, 2007 is as follows:

	For the nine months ended	For the twelve months ended	For the nine months ended
(dollars in thousands)	September 30, 2008	December 31, 2007	September 30, 2007

Balance at beginning of period	$8,508	$8,058	$8,058
Charge-offs:
Commercial and construction	7,778	1,503	1,028
Tax refund loans	-	-	-
Consumer	19	3	2

Total charge-offs	7,797	1,506	1,030
Recoveries:
Commercial and construction	119	81	81
Tax refund loans	77	283	256
Consumer	2	2	1

Total recoveries	198	366	338

Net charge-offs	7,599	1,140	692
Provision for loan losses	5,898	1,590	1,425

Balance at end of period	$6,807	$8,508	$8,791

Average loans outstanding (1)	$796,782	$820,380	$819,243

As a percent of average loans (1):
Net charge-offs (annualized)	1.27%	0.14%	0.11%
Provision for loan losses (annualized)	0.99%	0.19%	0.23%
Allowance for loan losses	0.85%	1.04%	1.07%
Allowance for loan losses to:
Total loans, net of unearned income at period end	0.88%	1.04%	1.04%
Total non-performing loans at period end	93.41%	38.19%	34.56%

(1) Includes nonaccruing loans.

Management makes at least a quarterly determination as to an appropriate provision from earnings to maintain an allowance for loan losses that is management’s best estimate of known and inherent losses. Republic First’s board of directors periodically reviews the status of all non-accrual and impaired loans and loans classified by Republic First Bank’s regulators or internal loan review officer, who reviews both the loan portfolio and overall adequacy of the allowance for loan losses. The board of directors also considers specific loans, pools of similar loans, historical charge-off activity, economic conditions and other relevant factors in reviewing the adequacy of the loan loss reserve. Any additions deemed necessary to the allowance for loan losses are charged to operating expenses.

Republic First has an existing loan review program, which monitors the loan portfolio on an ongoing basis. Loan review is conducted by a loan review officer who reports quarterly, directly to the board of directors.

Estimating the appropriate level of the allowance for loan losses at any given date is difficult, particularly in a continually changing economy. In management’s opinion, the allowance for loan losses is appropriate at September 30, 2008. However, there can be no assurance that, if asset quality deteriorates in future periods, additions to the allowance for loan losses will not be required.

Republic First Bank’s management is unable to determine in which loan category future charge-offs and recoveries may occur. The entire allowance for loan losses is available to absorb loan losses in any loan category.  The majority of Republic First’s loan portfolio represents loans made for commercial purposes, while significant amounts of residential property may serve as collateral for such loans. Republic First attempts to evaluate larger loans individually, on the basis of its loan review process, which scrutinizes loans on a selective basis and other available information. Even if all commercial purpose loans could be reviewed, there is no assurance that information on potential problems would be available. Republic First’s portfolios of loans made for purposes of financing residential mortgages and consumer loans are evaluated in groups. At September 30, 2008, loans made for commercial and construction, residential mortgage and consumer purposes, respectively, amounted to $744.3 million, $5.7 million and $21.0 million.

Effects of Inflation

The majority of assets and liabilities of a financial institution are monetary in nature. Therefore, a financial institution differs greatly from most commercial and industrial companies that have significant investments in fixed assets or inventories.  Management believes that the most significant impact of inflation on financial results is Republic First’s need and ability to react to changes in interest rates. As discussed previously, management attempts to maintain an essentially balanced position between rate sensitive assets and liabilities over a one year time horizon in order to protect net interest income from being affected by wide interest rate fluctuations.

LEGAL MATTERS

The legality of Pennsylvania Commerce common stock to be issued in connection with the merger will be passed upon by Mette, Evans & Woodside. Certain legal matters will be passed upon for Republic First by Pepper Hamilton LLP.  In addition, Mette, Evans & Woodside, counsel for Pennsylvania Commerce, will deliver an opinion to Pennsylvania Commerce concerning various federal income tax consequences of the merger, and Pepper Hamilton LLP, counsel for Republic First, will deliver an opinion to Republic First concerning various federal income tax consequences of the merger. See “The Merger – Material Federal Income Tax Consequences” on page 56.  Members of Mette, Evans & Woodside are the beneficial owners of approximately 210,700 shares of Pennsylvania Commerce’s common stock and options to purchase approximately 67,360 shares of Pennsylvania Commerce’s common stock.  Howell Mette, a shareholder and employee of Mette, Evans & Woodside, is a director of Pennsylvania Commerce.

EXPERTS

           Pennsylvania Commerce

The consolidated financial statements of Pennsylvania Commerce Bancorp, Inc. as of December 31, 2007 and 2006 and for each of the three years in the period ended December 31, 2007 incorporated by reference in this Prospectus and in the Registration Statement have been so incorporated in reliance on the report of Beard Miller Company LLP, an independent registered public accounting firm, incorporated herein by reference, given on the authority of said firm as experts in auditing and accounting.

Republic First

The consolidated financial statements of Republic First Bancorp, Inc. as of December 31, 2007 and 2006 and for each of the years in the three-year period ended December 31, 2007 and the effectiveness of internal control over financial reporting as of December 31, 2007 included in this Registration Statement have been so included in reliance on the reports of Beard Miller Company LLP, an independent registered public accounting firm, appearing elsewhere in the Registration Statement given on the authority of said firm as experts in auditing and accounting.

SUBMISSION OF FUTURE SHAREHOLDER PROPOSALS

Republic First

The following information regarding Republic First’s next annual meeting is provided in the event that the merger is not completed.  If the merger does not take place, Republic First anticipates that its 2009 annual meeting will be held on May 21, 2009.  Shareholder proposals that are intended to be presented at Republic First’s 2009 annual meeting of shareholders must have been received on or prior to November 14, 2008 to be eligible for inclusion in Republic First’s proxy statement and form of proxy to be used in connection with the 2009 annual meeting.  These proposals must also meet the requirements set forth in the rules and regulations of the SEC in order to be eligible for inclusion in Republic First’s proxy statement and proxy card for Republic First’s 2009 annual meeting of shareholders.

Republic First’s bylaws provide an advance notice procedure for a shareholder to properly bring business before an annual meeting.  Republic First shareholders must give written advance notice to the corporate secretary in writing no later than the date which is 120 days before the anniversary of the date the proxy statement for the prior year’s annual meeting of shareholders or, if the date of the annual meeting is changed by more than 30 days from the date of the prior year’s annual meeting, no later than the date announced by the board, which would be reasonable time before Republic First begins to print and send its proxy materials to shareholders for such annual meeting.  If a special meeting is called for the election of directors, any shareholder who intends to nominate or cause to have nominated any candidate for election to the board of directors at the special meeting, must notify the corporate secretary in writing no later than the date which is seven days after the date of the notice of the special meeting.  Information regarding the identity of the shareholder and the basis for the proposal must be included in the written notice.  Nothing in this paragraph shall be deemed to require Republic First to include in its proxy statement or the proxy relating to an annual meeting any shareholder proposal that does not meet all of the requirements for inclusion established by the SEC in effect at the time such proposal is received.

Pennsylvania Commerce

Shareholder proposals that are intended to be presented at Pennsylvania Commerce’s 2009 annual meeting of shareholders must have been received by Pennsylvania Commerce no less than 120 days prior to the anniversary of the mailing of the 2008 proxy statement.  Accordingly, proposals must have been received on or prior to December 18, 2008 to be eligible for inclusion in Pennsylvania Commerce’s proxy statement and form of proxy to be used in connection with the 2008 annual meeting. These proposals must also meet the requirements set forth in the rules and regulations of the SEC in order to be eligible for inclusion in Pennsylvania Commerce’s proxy statement for Pennsylvania Commerce’s 2009 annual meeting of shareholders.

WHERE YOU CAN FIND MORE INFORMATION

Pennsylvania Commerce and Republic First file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that Pennsylvania Commerce and Republic First file with the SEC at the SEC’s public reference room at 100 F Street, N.E., Room 1850, Washington, D.C. 20549. Please call 1-800-732-0330 for further information on the public reference room. These SEC filings are also available to the public at the SEC’s Internet site at http://www.sec.gov. Our reference to the SEC’s Internet site is intended to be an inactive textual reference only. You may also obtain filed documents from commercial document retrieval services (some of which also provide on-line delivery).

Pennsylvania Commerce has filed with the SEC a Registration Statement on Form S-4 under the Securities Act, with respect to the Pennsylvania Commerce common stock to be issued in the merger. This joint proxy statement/prospectus is part of that registration statement and constitutes a prospectus of Pennsylvania Commerce. This joint proxy statement/prospectus does not contain all of the information discussed in the registration statement or the exhibits to the registration statement, parts of which have been omitted in accordance with the rules and regulations of the SEC. For further information, you should refer to the registration statement, copies of which may be obtained from the SEC as set forth above.

This document incorporates by reference certain documents that Pennsylvania Commerce has previously filed with the SEC.  The information incorporated by reference is an important part of this joint proxy statement/prospectus and information that Pennsylvania Commerce files later with the SEC will automatically update and supersede this information. The following documents previously filed by Pennsylvania Commerce are incorporated by reference in this joint proxy statement/prospectus:

●	Pennsylvania Commerce’s Annual Report on Form 10-K for the year ended December 31, 2007;

●	Pennsylvania Commerce’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2008, June 30, 2008 and September 30, 2008;

●
Pennsylvania Commerce’s Current Reports on Form 8-K filed with the SEC on January 22, 2008; February 8, 2008; February 28, 2008; April 16, 2008; July 15, 2008; October 15, 2008; November 6, 2008; November 7, 2008; November 10, 2008;  November 13, 2008; January 6, 2009 and January 27, 2009; and

●
The description of Pennsylvania Commerce common stock set forth in its Registration Statement on Form 8-A dated September 23, 2004 and filed September 28, 2004, and any amendment or report filed for the purpose of updating such description, filed pursuant to the Exchange Act.

Any statements contained in this joint proxy statement/prospectus concerning the provisions of any document filed with the SEC are not necessarily complete, and, in each instance, you should refer to the document in its entirety for complete information.

Documents incorporated by reference are available from Pennsylvania Commerce without charge by first class mail or equally prompt means within one business day of receipt of your request, excluding exhibits unless the exhibit has been specifically incorporated by reference into the information that this joint proxy statement/prospectus incorporates. If you want to receive a copy of any document incorporated by reference, please request it in writing or by telephone from Pennsylvania Commerce at the following address or number:

Pennsylvania Commerce Bancorp, Inc.
3801 Paxton Street
Harrisburg, Pennsylvania 17111
Attention:  Sherry Richart

(800) 653-6104

If you would like to request documents from Pennsylvania Commerce, please do so by March 9, 2009 to receive them before the special meeting.

You should rely only on the information contained or incorporated by reference in this joint proxy statement/prospectus in connection with deciding your vote upon the approval of the merger. Neither Republic First nor Pennsylvania Commerce has authorized anyone to provide you with information different from what is contained in this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated February 4, 2009. You should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any date other than such date, and neither the mailing of this joint proxy statement/prospectus to shareholders nor the issuance of Pennsylvania Commerce common stock in the merger shall create any implication to the contrary.

OTHER BUSINESS

As of the date of this document, the Pennsylvania Commerce and  the Republic First boards of directors know of no other which will be presented for consideration at their respective shareholder meetings other than matters described in this document.  However, if any other matters shall come before the meetings or any adjournments, the forms of proxy will confer discretionary authority to the individuals named as proxies to vote the shares represented by the proxy on any such matters.

REPUBLIC FIRST FINANCIAL STATEMENTS

Management's Report on Internal Control Over Financial Reporting

Management of Republic First Bancorp, Inc. (the “Company”) is responsible for establishing and maintaining effective internal control over financial reporting.  Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Under the supervision and with the participation of management, including the principal executive officer and principal financial officer, the Company conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on this evaluation under the framework in Internal Control – Integrated Framework, management of the Company has concluded the Company maintained effective internal control over financial reporting, as such term is defined in Securities Exchange Act of 1934 Rules 13a-15(f), as of December 31, 2007.

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations.  Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures.  Internal control over financial reporting can also be circumvented by collusion or improper management override.  Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process.  Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Management is also responsible for the preparation and fair presentation of the consolidated financial statements and other financial information contained in this report.  The accompanying consolidated financial statements were prepared in conformity with U.S. generally accepted accounting principles and include, as necessary, best estimates and judgments by management.

Beard Miller Company LLP, an independent registered public accounting firm, has audited the Company’s consolidated financial statements as of and for the year ended December 31, 2007, and the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007, as stated in their reports, which are included herein.

Date: March 5, 2008	By:	/s/ Harry D. Madonna
Harry D. Madonna
Chairman, President and
Chief Executive Officer

Date: March 5, 2008	By:	/s/ Paul Frenkiel
Paul Frenkiel,
Executive Vice President and
Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
Republic First Bancorp, Inc.

We have audited Republic First Bancorp, Inc.’s (the “Company”) internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Republic First Bancorp, Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Republic First Bancorp, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance and the related consolidated statements of income, changes in shareholders’ equity and cash flows of Republic First Bancorp, Inc. and our report dated March 10, 2008 expressed an unqualified opinion.

Beard Miller Company LLP
Malvern, Pennsylvania
March 10, 2008

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
Republic First Bancorp, Inc.

We have audited the accompanying consolidated balance sheets of Republic First Bancorp, Inc. and subsidiary as of December 31, 2007 and 2006, and the related consolidated related statements of income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2007. Republic First Bancorp, Inc.’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Republic First Bancorp, Inc. and subsidiary as of December 31, 2007 and 2006, and the results of their operations and its cash flows for each of the years in the three-year period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, Republic First Bancorp, Inc. changed its method of Accounting for share-based compensation in 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Republic First Bancorp’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 10, 2008 expressed an unqualified opinion.

Beard Miller Company LLP
Malvern, Pennsylvania
March 10, 2008

REPUBLIC FIRST BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
December 31, 2007 and 2006
(Dollars in thousands, except share data)
	2007	2006
ASSETS:
Cash and due from banks	$10,996	$19,454
Interest bearing deposits with banks	320	426
Federal funds sold	61,909	63,247
Total cash and cash equivalents	73,225	83,127
Investment securities available for sale, at fair value	83,659	102,039
Investment securities held to maturity, at amortized cost (fair value of $285 and $338 respectively)	282	333
Restricted stock, at cost	6,358	6,804

Loans receivable, (net of allowance for loan losses of $8,508 and $8,058 respectively)	813,041	784,002
Premises and equipment, net	11,288	5,648
Other real estate owned, net	3,681	572
Accrued interest receivable	5,058	5,370
Bank owned life insurance	11,718	11,294
Other assets	7,998	9,635
Total Assets	$1,016,308	$1,008,824
LIABILITIES AND SHAREHOLDERS’ EQUITY:
Liabilities:
Deposits:
Demand — non-interest-bearing	$99,040	$78,131
Demand — interest-bearing	35,235	47,573
Money market and savings	223,645	260,246
Time less than $100,000	179,043	138,566
Time over $100,000	243,892	230,257
Total Deposits	780,855	754,773
Short-term borrowings	133,433	159,723
Accrued interest payable	3,719	5,224
Other liabilities	6,493	8,184
Subordinated debt	11,341	6,186
Total Liabilities	935,841	934,090
Commitments and contingencies
Shareholders’ Equity:
Preferred stock, par value $0.01 per share; 10,000,000 shares authorized;
no shares issued as of December 31, 2007 and 2006	-	-
Common stock, par value $0.01 per share; 20,000,000 shares authorized;
shares issued 10,737,211 as of December 31, 2007 and
9,746,312 as of December 31, 2006	107	97
Additional paid in capital	75,321	63,342
Retained earnings	8,927	13,511
Treasury stock at cost (416,303 shares and 250,555 respectively)	(2,993)	(1,688)
Stock held by deferred compensation plan	(1,165)	(810)
Accumulated other comprehensive income	270	282
Total Shareholders’ Equity	80,467	74,734
Total Liabilities and Shareholders’ Equity	$1,016,308	$1,008,824
(See notes to consolidated financial statements)

REPUBLIC FIRST BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME
For the years ended December 31, 2007, 2006 and 2005
(Dollars in thousands, except per share data)

	2007	2006	2005
Interest income:
Interest and fees on loans	$62,184	$58,254	$42,331
Interest and dividends on taxable investment securities	4,963	3,049	1,972
Interest and dividends on tax- exempt investment securities	513	151	-
Interest on federal funds sold and other interest-earning assets	686	1,291	1,078
	68,346	62,745	45,381

Interest expense:
Demand – interest bearing	428	565	332
Money market and savings	11,936	9,109	6,026
Time less than $100,000	7,200	6,031	3,181
Time over $100,000	11,622	8,078	3,608
Other borrowings	7,121	4,896	3,076
	38,307	28,679	16,223
Net interest income	30,039	34,066	29,158
Provision for loan losses	1,590	1,364	1,186
Net interest income after provision for loan losses	28,449	32,702	27,972

Non-interest income:
Loan advisory and servicing fees	1,177	1,234	573
Service fees on deposit accounts	1,187	1,479	2,000
Gains on sales and calls of investment securities	-	-	97
Gain on sale of other real estate owned	185	130	-
Lawsuit damage award	-	-	251
Bank owned life insurance income	424	368	331
Other income	100	429	362
	3,073	3,640	3,614
Non-interest expenses:
Salaries and employee benefits	10,612	11,629	9,569
Occupancy	2,420	1,887	1,566
Depreciation and amortization	1,360	1,008	991
Legal	750	654	673
Other real estate	23	10	44
Advertising	503	494	192
Data processing	693	496	504
Insurance	398	353	296
Professional fees	542	562	769
Taxes, other	820	741	688
Other operating expenses	3,243	3,183	2,915
	21,364	21,017	18,207
Income before income taxes	10,158	15,325	13,379
Provision for income taxes	3,273	5,207	4,486
Net Income	$6,885	$10,118	$8,893
Net income per share: (1)
Basic	$0.66	$0.97	$0.88
Diluted	$0.65	$0.95	$0.84
(1) Prior year amounts have been restated for a 10% stock dividend paid on April 17, 2007

(See notes to consolidated financial statements)

REPUBLIC FIRST BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the years ended December 31, 2007, 2006 and 2005
(Dollars in thousands, except share data)

	Comprehensive Income	Common Stock	Additional Paid in Capital	Retained Earnings	Treasury Stock	Stock Held by Deferred Compensation Plan	Accumulated Other Compre- hensive Income	Total Shareholders’ Equity

Balance January 1, 2005		$74	$42,494	$23,867	$(1,541)	$-	$330	$65,224

Total other comprehensive loss, net of reclassification adjustments and taxes of ($119):	(227)	-	-		-		(227)	(227)
Net income for the year	8,893	-	-	8,893	-		-	8,893
Total comprehensive income	$8,666	-	-	-	-		-	-

Stock dividend (924,022 shares)		10	10,968	(10,978)
First Bank of Delaware spin-off		-	(5,158)	(6,216)			(22)	(11,396)
Options exercised (476,859)		4	1,271	-	-		-	1,275
Purchase of treasury shares (11,961 shares)			4		(147)			(143)
Tax benefit of stock option exercises			624					624
Stock purchases for deferred compensation plan (44,893 shares)						(573)		(573)
Balance December 31, 2005		88	50,203	15,566	(1,688)	(573)	81	63,677

Total other comprehensive income, net of taxes of $103:	201	-	-	-	-		201	201
Net income for the year	10,118	-	-	10,118	-		-	10,118
Total comprehensive income	$10,319	-	-	-	-		-	-

Stock based compensation			15					15
Stock dividend (885,279 shares)		8	12,165	(12,173)	-		-	-
Options exercised (117,248 shares)		1	699	-	-		-	700
Tax benefit of stock option exercises			260					260
Stock purchases for deferred compensation plan (21,062 shares)						(237)		(237)
Balance December 31, 2006		97	63,342	13,511	(1,688)	(810)	282	74,734

Total other comprehensive loss, net of taxesof ($6):	(12)	-	-	-	-		(12)	(12)
Net income for the year	6,885	-	-	6,885	-		-	6,885
Total comprehensive income	$6,873	-	-	-	-		-	-

Stock based compensation			125					125
Stock dividend (974,441 shares)		10	11,459	(11,469)	-		-	-
Options exercised (16,558 shares)		-	47	-	-		-	47
Purchase of treasury shares (140,700 shares)					(1,305)			(1,305)
Tax benefit of stock option exercises			348					348
Stock purchases for deferred compensation plan (38,000 shares)						(355)		(355)
Balance December 31, 2007		$107	$75,321	$8,927	$(2,993)	$(1,165)	$270	$80,467

(See notes to consolidated financial statements)

REPUBLIC FIRST BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2007, 2006 and 2005
(Dollars in thousands)

	2007	2006	2005
Cash flows from operating activities:
Net income	$6,885	$10,118	$8,893
Adjustments to reconcile net income to net cash
provided by operating activities:
Provision for loan losses	1,590	1,364	1,186
Gain on sale of other real estate owned	(185)	(130)	-
Depreciation and amortization	1,360	1,008	991
Deferred income taxes	(156)	(222)	(322)
Tax benefit of stock option exercises	-	-	624
Stock purchases for deferred compensation plan	(355)	(237)	(573)
Stock based compensation	125	15	-
Gains on sales and calls of investment securities	-	-	(97)
Amortization of (discounts) premiums on investment securities	(194)	93	189
Increase in value of bank owned life insurance	(424)	(368)	(331)
(Increase) decrease in accrued interest receivable and other assets	2,111	(193)	4,388
Increase (decrease) in accrued expenses and other liabilities	(3,196)	4,126	1,266
Net cash provided by operating activities	7,561	15,574	16,214
Cash flows from investing activities:
Purchase of investment securities:
Available for sale	(9,639)	(67,118)	(18,665)
Proceeds from maturities and calls of securities:
Available for sale	28,195	2,470	20,671
Held to maturity	51	83	183
Principal collected on investment securities:
Available for sale	-	-	4,126
Held to maturity	-	-	49
Purchase of FHLB stock	-	(342)	(1,684)
Proceeds from sale of FHLB stock	446	-	-
Net increase in loans	(34,268)	(115,469)	(128,650)
Net proceeds from sale of other real estate owned	715	267	-
Decrease in other interest-earning restricted cash	-	-	2,923
Premises and equipment expenditures	(7,000)	(3,058)	(964)
Net cash used in investing activities	(21,500)	(183,167)	(122,011)
Cash flows from financing activities:
Net proceeds from exercise of stock options	47	700	1,275
Purchase of treasury shares	(1,305)	-	(143)
Tax benefit of stock option exercises	348	260	-
Net increase (decrease) in demand, money market and savings deposits	(28,030)	4,019	58,399
Net increase in time deposits	54,112	102,911	78,760
Net increase (decrease) in short term borrowings	(26,290)	35,856	62,777
Call of subordinated debt	-	(6,186)	-
Re-issuance of subordinated debt	-	6,186	-
Issuance of subordinated debt	5,155	-	-
Repayment of FHLB advances	-	-	(25,000)
Net cash provided by financing activities	4,037	143,746	176,068
(Decrease) increase in cash and cash equivalents	(9,902)	(23,847)	70,271
Cash and cash equivalents, beginning of year	83,127	106,974	36,703
Cash and cash equivalents, end of year	$73,225	$83,127	$106,974
Supplemental disclosures:
Interest paid	$39,812	$25,268	$16,535
Income taxes paid	3,425	4,700	3,885
Non-monetary transfers from loans to other real estate owned	3,639	572	-

(See notes to consolidated financial statements)

REPUBLIC FIRST BANCORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.      Nature of Operations:

Republic First Bancorp, Inc. (“the Company”) is a one-bank holding company organized and incorporated under the laws of the Commonwealth of Pennsylvania. It is comprised of one wholly owned subsidiary, Republic First Bank (“Republic”), a Pennsylvania state chartered bank. Republic offers a variety of banking services to individuals and businesses throughout the Greater Philadelphia and South Jersey area through its offices and branches in Philadelphia, Montgomery, Delaware and Camden Counties.  The Company also has two unconsolidated subsidiaries for two trust preferred issuances.

Republic shares data processing, accounting, human resources and compliance services through BSC Services Corp. (“BSC”), which is a subsidiary of an unaffiliated company.  BSC allocates its costs, on the basis of usage to Republic which classifies such costs to the appropriate non-interest expense categories.

The Company and Republic encounter vigorous competition for market share in the geographic areas they serve from bank holding companies, other community banks, thrift institutions and other non-bank financial organizations, such as mutual fund companies, insurance companies and brokerage companies.

The Company and Republic are subject to regulations of certain state and federal agencies. These regulatory agencies periodically examine the Company and its subsidiary for adherence to laws and regulations. As a consequence, the cost of doing business may be affected.

2.      Summary of Significant Accounting Policies:

Basis of Presentation:

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Republic.  Such statements have been presented in accordance with accounting principles generally accepted in the United States of America or applicable to the banking industry.  All significant inter-company accounts and transactions have been eliminated in the consolidated financial statements.

 Risks and Uncertainties and Certain Significant Estimates:

The earnings of the Company depend primarily on the earnings of Republic. Earnings are dependent primarily upon the level of net interest income, which is the difference between interest earned on its interest-earning assets, such as loans and investments, and the interest paid on its interest-bearing liabilities, such as deposits and borrowings. Accordingly, the results of operations are subject to risks and uncertainties surrounding their exposure to change in the interest rate environment.

Prepayments on residential real estate mortgage and other fixed rate loans and mortgage backed securities vary significantly and may cause significant fluctuations in interest margins.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant estimates are made by management in determining the allowance for loan losses, carrying values of other real estate owned, assessment of other-than-temporary impairment, and income taxes. Consideration is given to a variety of factors in establishing these estimates. In estimating the allowance for loan losses, management considers current economic conditions, diversification of the loan portfolio, delinquency statistics, results of internal loan reviews, borrowers’ perceived financial and managerial strengths, the adequacy of underlying collateral, if collateral dependent, or present value of future cash flows and other relevant factors. Since the allowance for loan losses and carrying value of other real estate owned are dependent, to a great extent, on the general economy and other conditions that may be beyond Republic’s control, it is at least reasonably possible that the estimates of the allowance for loan losses and the carrying values of other real estate owned could differ materially in the near term.

The Company and Republic are subject to federal and state regulations governing virtually all aspects of their activities, including but not limited to, lines of business, liquidity, investments, the payment of dividends, and others. Such regulations and the cost of adherence to such regulations can have a significant impact on earnings and financial condition.

Cash and Cash Equivalents:

For purposes of the statements of cash flows, the Company considers all cash and due from banks, interest-bearing deposits with an original maturity of ninety days or less and federal funds sold, maturing in ninety days or less, to be cash and cash equivalents.

Restrictions on Cash and Due From Banks:

Republic is required to maintain certain average reserve balances as established by the Federal Reserve Board. The amounts of those balances for the reserve computation periods that include December 31, 2007 and 2006 were approximately $700,000 and $400,000, respectively. These requirements were satisfied through the restriction of vault cash and a balance at the Federal Reserve Bank of Philadelphia.

Investment Securities:

Debt and equity investment securities are classified and accounted for as follows:

Held to Maturity – Debt securities that management has the positive intent and ability to hold until maturity are classified as held to maturity and are carried at their remaining unpaid principal balances, net of unamortized premiums or unaccreted discounts.  Premiums are amortized and discounts are accreted using the interest method over the estimated remaining term of the underlying security.

Available for Sale – Debt and equity securities that will be held for indefinite periods of time, including securities that may be sold in response to changes in market interest or prepayment rates, needs for liquidity, and changes in the availability of and in the yield of alternative investments, are classified as available for sale.  These assets are carried at fair value.  Fair value is determined using published quotes as of the close of business.  Unrealized gains and losses are excluded from earnings and are reported net of tax as a separate component of stockholders’ equity until realized. Realized gains and losses on the sale of investment and mortgage-backed securities are reported in the consolidated statements of income and determined using the adjusted cost of the specific security sold.

Other-Than-Temporary Impairment of Securities:

Securities are evaluated on at least a quarterly basis, and more frequently when market conditions warrant such an evaluation, to determine whether a decline in their value is other-than-temporary. To determine whether a loss in value is other-than-temporary, management utilizes criteria such as the reasons underlying the decline, the magnitude and duration of the decline and the intent and ability of the Company to retain its investment in the security for a period of time sufficient to allow for an anticipated recovery in the fair value. The term “other-than-temporary” is not intended to indicate that the decline is permanent, but indicates that the prospects for a near-term recovery of value is not necessarily favorable, or that there is a lack of evidence to support a realizable value equal to or greater than the carrying value of the investment. Once a decline in value is determined to be other-than-temporary, the value of the security is reduced and a corresponding charge to earnings is recognized. No impairment charge was recognized during the years ended December 31, 2007, 2006 and 2005.

Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses.  In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Loans and Allowance for Loan Losses:

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at the amount of unpaid principal, reduced by unearned income and an allowance for loan losses. Interest on loans is calculated based upon the principal amounts outstanding. The Company defers and amortizes certain origination and commitment fees, and certain direct loan origination costs over the contractual life of the related loan. This results in an adjustment of the related loans yield.

The Company accounts for amortization of premiums and accretion of discounts related to loans purchased and investment securities based upon the effective interest method. If a loan prepays in full before the contractual maturity date, any unamortized premiums, discounts or fees are recognized immediately as an adjustment to interest income.

Loans are generally classified as non-accrual if they are past due as to maturity or payment of principal or interest for a period of more than 90 days, unless such loans are well-secured and in the process of collection. Loans that are on a current payment status or past due less than 90 days may also be classified as non-accrual if repayment in full of principal and/or interest is in doubt. Loans may be returned to accrual status when all principal and interest amounts contractually due are reasonably assured of repayment within an acceptable period of time, and there is a sustained period of repayment performance of interest and principal by the borrower, in accordance with the contractual terms. Generally, in the case of non-accrual loans, cash received is applied to reduce the principal outstanding.

The allowance for loan losses is established through a provision for loan losses charged to operations. Loans are charged against the allowance when management believes that the collectibility of the loan principal is unlikely. Recoveries on loans previously charged off are credited to the allowance.

The allowance is an amount that represents management’s best estimate of known and inherent loan losses. Management’s evaluations of the allowance for loan losses consider such factors as an examination of the portfolio, past loss experience, the results of the most recent regulatory examination, current economic conditions and other relevant factors.

The allowance consists of specific, general and unallocated components.  The specific component relates to loans that are classified as either doubtful, substandard or special mention.  For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan.  The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors.  An unallocated component is maintained to cover uncertainties that could affect management’s estimate of probable losses.  The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement.  Factors considered by management in determining impairment, include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due.  Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired.  Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration of all the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed.  Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment.  Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures, unless such loans are the subject of a restructuring agreement.

The Company accounts for the transfers and servicing financial assets in accordance with SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities. SFAS No. 140 revises the standards for accounting for the securitizations and other transfers of financial assets and collateral.

Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered.  Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

The Company accounts for guarantees in accordance with FIN 45 Guarantor’s Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others.  FIN 45 requires a guarantor entity, at the inception of a guarantee covered by the measurement provisions of the interpretation, to record a liability for the fair value of the obligation undertaken in issuing the guarantee.  The Company has financial and performance letters of credit.  Financial letters of credit require the Company to make payment if the customer’s financial condition deteriorates, as defined in the agreements.   Performance letters of credit require the Company to make payments if the customer fails to perform certain non-financial contractual obligation.  The maximum potential undiscounted amount of future payments of these letters of credit as of December 31, 2007 is $4.6 million and they expire as follows: $4.5 million in 2008, $54,000 in 2009, $6,000 in 2011 and $103,000 in 2012.  Amounts due under these letters of credit would be reduced by any proceeds that the Company would be able to obtain in liquidating the collateral for the loans, which varies depending on the customer.

The Company accounts for loan commitments in accordance with SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities.  SFAS No. 149 clarifies and amends SFAS No. 133 for implementation issues raised by constituents or includes the conclusions reached by the FASB on certain FASB Staff Implementation Issues.  SFAS No. 149 also amends SFAS No. 133 to require a lender to account for loan commitments related to mortgage loans that will be held for sale as derivatives.  The Company periodically enters into commitments with its customers, which it intends to sell in the future.

Premises and Equipment:

Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation of furniture and equipment is calculated over the estimated useful life of the asset using the straight-line method. Leasehold improvements are amortized over the shorter of their estimated useful lives or terms of their respective leases, using the straight-line method. Repairs and maintenance are charged to current operations as incurred, and renewals and betterments are capitalized.

Other Real Estate Owned:

Other real estate owned consists of assets acquired through, or in lieu of, loan foreclosure.  They are held for sale and are initially recorded at fair value at the date of foreclosure, establishing a new cost basis.  Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value, less the cost to sell.  Revenue and expenses from operations and changes in the valuation allowance are included in net expenses from foreclosed assets.  At December 31, 2007, the Company had assets classified as other real estate owned with a value of $3.7 million comprised of a tract development project for single family homes with a value of $3.5 million, a commercial building with a value of $109,000 and a parcel of land with a value of $42,000.  At December 31, 2006, the Company had parcels of land classified as other real estate owned with a value of $572,000, of which assets valued at $530,000 were sold in 2007.

Bank Owned Life Insurance:

The Company invests in bank owned life insurance (“BOLI”) as a source of funding to purchase life insurance on certain employees. The Company is the owner and beneficiary of the policies.  This life insurance investment is carried at the cash surrender value of the underlying policies.  Income from the increase in cash surrender value of the policies is included in other income on the income statement.  At December 31, 2007 and 2006, the Company owned $11.7 million and $11.3 million, respectively, in BOLI.  In 2007, 2006, and 2005 the Company recognized $424,000, $368,000, and $331,000, respectively in related income.

Advertising Costs:

It is the Company’s policy to expense advertising costs in the period in which they are incurred.

Income Taxes:

The Company accounts for income taxes under the liability method of accounting. Deferred tax assets and liabilities are established for the temporary differences between the financial reporting basis and the tax basis of the Company’s assets and liabilities at the tax rates expected to be in effect when the temporary differences are realized or settled. In addition, a deferred tax asset is recorded to reflect the future benefit of net operating loss carryforwards. The deferred tax assets may be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Shareholders’ Equity:

On March 19, 2007, the Company’s Board of Directors declared a 10% stock dividend to shareholders of record on April 5, 2007, which was paid on April 17, 2007.  On April 24, 2006, the Company’s Board of Directors declared a 10% stock dividend to shareholders of record on May 5, 2006, which was paid on May 17, 2006.  On May 17, 2005, the Company’s Board of Directors declared a 12% stock dividend to shareholders of record on May 23, 2005, which was paid on June 7, 2005.  All weighted average share and per share information has been retroactively restated.

On June 13, 2007, the Company implemented a stock repurchase program.  The repurchase program will be in effect from time to time for carrying periods from and after June 14, 2007, through and including June 30, 2008.  The aggregate amount of the Company stock to be repurchased will be determined by market conditions but will not exceed 5%, or approximately 500,000 shares, of the Company’s issued and outstanding stock.  The Company is executing the program through open market purchases.  Stock repurchased under the repurchase program will be retired.  Through December 31, 2007, 140,700 shares were repurchased.

Earnings Per Share:

Earnings per share (“EPS”) consists of two separate components, basic EPS and diluted EPS. Basic EPS is computed by dividing net income by the weighted average number of common shares outstanding for each period presented. Diluted EPS is calculated by dividing net income by the weighted average number of common shares outstanding plus dilutive common stock equivalents (“CSE”). CSEs consist of dilutive stock options granted through the Company’s stock option plan. The following table is a reconciliation of the numerator and denominator used in calculating basic and diluted EPS. CSEs which are anti-dilutive are not included in the following calculation. At December 31, 2007 and 2006, there were 264,842 and 12,100 stock options, respectively, to purchase common stock, which were excluded from the computation of earnings per share because the option price was greater than the average market price.  No stock options were anti-dilutive at December 31, 2005.  The following table is a comparison of EPS for the years ended December 31, 2007, 2006 and 2005.  EPS has been restated for a stock dividend paid on April 17, 2007.

(In thousands, except per share data)	2007	2006	2005

Net income (numerator for basic and diluted earnings per share)	$6,885	$10,118	$8,893

	2007		2006		2005
	Shares	Per Share	Shares	Per Share	Shares	Per Share
Weighted average shares outstanding for the period
(denominator for basic earnings per share)	10,389,886		10,418,266		10,116,748
Earnings per share — basic		$0.66		$0.97		$0.88
Effect of dilutive stock options	271,854		279,571		417,549
Effect on basic earnings per share of CSE		(0.01)		(0.02)		(0.04)
Weighted average shares outstanding- diluted	10,661,740		10,697,837		10,534,297
Earnings per share — diluted		$0.65		$0.95		$0.84

Stock Based Compensation:

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123R (revised 2004), “Share-Based Payment”, which revises SFAS No. 123, “Accounting for Stock-Based Compensation”, and supersedes Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees”.  This statement requires an entity to recognize the cost of employee services received in share-based payment transactions and measure the cost on the grant-date fair value of the award.  That cost will be recognized over the period during which an employee is required to provide service in exchange for the award.  The provisions of SFAS No. 123R were effective January 1, 2006.

In March 2005, the Securities and Exchange Commission (the “SEC”) issued Staff Accounting Bulletin (“SAB”) No. 107 which expressed the views of the SEC regarding the interaction between SFAS No. 123R and certain SEC rules and regulations.  SAB No. 107 provides guidance related to the valuation of share-based payment arrangements for public companies, including assumptions such as expected volatility and expected term.

In 2005, the Company vested all previously issued unvested options.  As a result the impact of the adoption of SFAS No. 123 on operations in future periods will be the value imputed on future options grants using the methods prescribed in SFAS No. 123R.

At December 31, 2007, the Company maintains a Stock Option Plan (the “Plan”) under which the Company grants options to its employees and directors.  Under terms of the plan, 1.5 million shares of common stock, plus an annual increase equal to the number of shares needed to restore the maximum number of shares that may be available for grant under the plan to 1.5 million shares, are reserved for such options.  The Plan provides that the exercise price of each option granted equals the market price of the Company’s stock on the date of grant.  Any options granted vest within one to five years and have a maximum term of 10 years.

For the year ended December 31, 2007, $125,000 was recognized in compensation expense, with a 35% assumed tax benefit, for the Stock Option Plan.  For the year ended December 31, 2006, $15,000 was recognized in compensation expense for the Stock Option Plan.  Prior to January 1, 2006, the Company accounted for the Stock Option Plan under the recognition and measurement principles of APB No. 25 and related interpretations.  Share-based employee compensation costs were not reflected in net income, as all options granted under the plan had an exercise price equal to the market value of the underlying common stock on the date of the grant.  In 2005, the Company vested all previously issued unvested options and the Company granted 99,000 and 12,100 options, respectively, during the years ended December 31, 2007 and 2006. Compensation expense is recognized in the income statement for only the options granted during the years ended December 31, 2007 and 2006.

Prior to the adoption of SFAS No. 123(R), the Company presented tax benefits of deductions resulting from the exercise of stock options as operating cash flows in the Statement of Cash Flows.  SFAS No. 123(R) requires the cash flows resulting from all tax benefits resulting from tax deductions in excess of compensation cost recognized for those options (excess tax benefits) to be classified as financing cash flows.  The excess tax benefits of $348,000 and $260,000, respectively, for the years ended December 31, 2007 and 2006 classified as a financing cash inflow were classified as an operating cash flow prior to the adoption of 123 (R).

In accordance with SFAS No. 123, the following table shows pro forma net income and earnings per share assuming stock options had been expensed based on the fair value of the options granted along with the significant assumptions used in the Black-Scholes option valuation model (dollars in thousands, except per share data):

Year Ended December 31, 2005

Net Income	$8,893
Stock-based employee compensation costs determined
if the fair value method had been applied to all awards, net of tax	(603)
Pro forma net income	$8,290
Basic Earnings per Common Share:
As reported:	$0.88
Pro forma:	$0.82
Diluted Earnings per Common Share:
As reported:	$0.84
Pro forma:	$0.79

The proforma compensation expense is based upon the fair value of the option at grant date. The fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 2005: dividend yield of 0%; expected volatility of 21%; risk-free interest rate of 4.08% and an expected life of 9.0 years.

Comprehensive Income:

The Company presents as a component of comprehensive income the amounts from transactions and other events which currently are excluded from the consolidated statements of income and are recorded directly to stockholders’ equity. These amounts consist of unrealized holding gains (losses) on available for sale securities.

The components of comprehensive income, net of related tax, are as follows (in thousands):

	Year Ended December 31
	2007	2006	2005
Net income	$6,885	$10,118	$8,893
Other comprehensive income/(loss):
Unrealized gains/(losses) on securities:
Arising during the period, net of tax/(benefit) of $(6), $103,
and $(86)	(12)	201	(163)
Less: reclassification adjustment for gains included in net income,
net of tax expense of $ -, $ - and $33	-	-	(64)
Other comprehensive income/(loss)	(12)	201	(227)
Comprehensive income	$6,873	$10,319	$8,666

Variable Interest Entities:

Republic First Capital Trust I (“RFCT”) originally issued $6,000,000 of pooled mandatorily redeemable preferred stock to investors and loaned the proceeds to the Company.  The securities were subsequently reissued via a call during 2006 by Republic First Capital Trust II.  Republic First Capital Trust II holds, as its sole asset, subordinated debentures issued by the Company in 2006.   The Company issued an additional $5,000,000 of pooled trust preferred securities in June 2007.  Republic First Capital Trust III holds, as its sole asset, the subordinated debentures issued by the Company in 2007.

The Company does not consolidate the RFCTs. FIN 46(R) precludes consideration of the call option embedded in the preferred stock when determining if the Company has the right to a majority of the RFCTs’ expected residual returns. The non-consolidation results in the investment in the common stock of the RFCTs to be included in other assets with a corresponding increase in outstanding debt of $341,000 and $186,000 at December 31, 2007 and 2006, respectively. In addition, the income received on the Company’s common stock investment is included in other income. The Federal Reserve has issued final guidance on the regulatory capital treatment for the trust-preferred securities issued by the RFCTs as a result of the adoption of FIN 46(R). The final rule would retain the current maximum percentage of total capital permitted for trust preferred securities at 25%, but would enact other changes to the rules governing trust preferred securities that affect their use as part of the collection of entities known as “restricted core capital elements”.  The rule would take effect March 31, 2009; however, a five-year transition period starting March 31, 2004 and leading up to that date would allow bank holding companies to continue to count trust preferred securities as Tier 1 Capital after applying FIN-46(R). Management has evaluated the effects of the final rule and does not anticipate a material impact on its capital ratios.

Recent Accounting Pronouncements:

In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments. This statement amends FASB Statements No. 133, Accounting for Derivative Instruments and Hedging Activities, and No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. This statement resolves issues addressed in Statement 133 Implementation Issue No. D1, Application of Statement 133 to Beneficial Interest in Securitized Financial Assets. This statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company adopted this guidance on January 1, 2007. The adoption did not have any effect on the Company’s consolidated financial position or results of operations.

In March 2006, the FASB issued SFAS No. 156, Accounting for Servicing of Financial Asset- An Amendment of FASB Statement No. 140. This statement amends SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities, with respect to the accounting for separately recognized servicing assets and servicing liabilities. This statement requires that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable. It also permits, but does not require, the subsequent measurement of servicing assets and servicing liabilities at fair value. The Company adopted this statement effective January 1, 2007. The adoption did not have a material effect on the Company’s consolidated financial position or results of operations.

In July 2006, the FASB issued FASB Interpretation (“FIN”) No. 48, Accounting for Uncertainty in Income Taxes. This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This Interpretation is effective for fiscal years beginning after December 15, 2006. The adoption did not have any impact on the Company’s consolidated financial position or results of operations.

In September 2006, the FASB ratified the consensus reached by the Emerging Issues Task Force (“EITF”) in Issue 06-4, Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements. EITF 06-4 applies to life insurance arrangements that provide an employee with a specified benefit that is not limited to the employee’s active service period, including certain bank-owned life insurance (“BOLI”) policies. EITF 06-4 requires an employer to recognize a liability and related compensation costs for future benefits that extend to postretirement periods. EITF 06-4 is effective for fiscal years beginning after December 15, 2007, with earlier application permitted. The Company is continuing to evaluate the impact of this consensus, which may require the Company to recognize an additional liability and compensation expense related to its deferred compensation agreements.

In September 2006, the FASB ratified the consensus reached by the EITF in Issue 06-5, Accounting for Purchases of Life Insurance – Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4, Accounting for Purchases of Life Insurance. Technical Bulletin No. 85-4 states that an entity should report as an asset in the statement of financial position the amount that could be realized under the insurance contract.  EITF 06-5 clarifies certain factors that should be considered in the determination of the amount that could be realized. EITF 06-5 is effective for fiscal years beginning after December 15, 2006, with earlier application permitted under certain circumstances. The Company adopted this guidance on January 1, 2007.  The adoption did not have any effect on the Company’s consolidated financial position or results of operations.

In September 2006, the FASB issued FASB Statement No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements. FASB Statement No. 157 applies to other accounting pronouncements that require or permit fair value measurements. The new guidance is effective for financial statements issued for fiscal years beginning after November 15, 2007, and for interim periods within those fiscal years. The Company does not anticipate any material impact on its consolidated financial position or results of operations.

In December 2007, the FASB issued proposed FASB Staff Position (FSP) 157-b, Effective Date of FASB Statement No. 157, that would permit a one-year deferral in applying the measurement provisions of statement No. 157 to non-financial assets and non-financial liabilities (non-financial items) that are not recognized or disclosed at fair value in an entity’s financial statements on a recurring basis (at least annually). Therefore, if the change in fair value of a non-financial item is not required to be recognized or disclosed in the financial statements on an annual basis or more frequently, the effective date of application of statement 157 to that item is deferred until fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. This deferral does not apply, however, to an entity that applies statement 157 in interim or annual financial statements before proposed FSP 157-b is finalized. The Company is currently evaluating the impact, if any, that the adoption of FSP 157-b will have on the Company’s consolidated financial position or results of operations.

In September 2006, the SEC issued SAB No. 108, Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements. SAB No. 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a potential current year misstatement. Prior to SAB No. 108, companies might evaluate the materiality of financial-statement misstatements using either the income statement or balance sheet approach, with the income statement approach  focusing on new misstatements added in the current year, and the balance sheet approach focusing on the cumulative amount of misstatement present in a company’s balance sheet. Misstatements that would be material under one approach could be viewed as immaterial under another approach, and not be corrected. SAB No. 108 now requires that companies view financial statement misstatements as material if they are material according to either the income statement or balance sheet approach. The Company adopted this guidance on January 1, 2007.  The adoption did not have any effect on the Company’s consolidated financial position or results of operations.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. This statement permits entities to choose to measure many financial instruments and certain other items at fair value. An entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. This statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The Company does not anticipate any material impact on its consolidated financial position or results of operations.

In March 2007, the FASB ratified Emerging Issues Task Force Issue No. 06-10, Accounting for Collateral Assignment Split-Dollar Life Insurance Agreements (EITF 06-10). EITF 06-10 provides guidance for determining a liability for the postretirement benefit obligation as well as recognition and measurement of the associated asset on the basis of the terms of the collateral assignment agreement. EITF 06-10 is effective for fiscal years beginning after December 15, 2007. The Company is currently assessing the impact of EITF 06-10 on its consolidated financial position and results of operations.

In December 2007, the FASB issued SFAS No. 141 (R), Business Combinations. This statement establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. The statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The guidance will become effective as of the beginning of a company’s fiscal year beginning after December 15, 2008. This new pronouncement will impact the Company’s accounting for business combinations completed beginning January 1, 2009.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51. This statement establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. The guidance will become effective as of the beginning of a company’s fiscal year beginning after December 15, 2008. The Company is currently evaluating the potential impact the new pronouncement will have on its consolidated financial statements.

In December 2007, the SEC issued SAB No. 110 which amends and replaces Question 6 of Section D.2 of Topic 14, Share-Based Payment, of the Staff Accounting Bulletin series. Question 6 of Section D.2 of Topic 14 expresses the views of the staff regarding the use of the “simplified” method in developing an estimate of expected term of “plain vanilla” share options and allows usage of the “simplified” method for share option grants prior to December 31, 2007. SAB 110 allows public companies which do not have historically sufficient experience to provide a reasonable estimate to continue use of the “simplified” method for estimating the expected term of “plain vanilla” share option grants after December 31, 2007.  SAB 110 is effective January 1, 2008.  The Company does not anticipate any material impact on its consolidated financial position or results of operations.

In December 2007, the SEC issued SAB No. 109, Written Loan Commitments Recorded at Fair Value Through Earnings expresses the views of the staff regarding written loan commitments that are accounted for at fair value through earnings under generally accepted accounting principles. To make the staff's views consistent with current authoritative accounting guidance, the SAB revises and rescinds portions of SAB No. 105, Application of Accounting Principles to Loan Commitments.  Specifically, the SAB revises the SEC staff's views on incorporating expected net future cash flows related to loan servicing activities in the fair value measurement of a written loan commitment. The SAB retains the staff's views on incorporating expected net future cash flows related to internally-developed intangible assets in the fair value measurement of a written loan commitment. The staff expects registrants to apply the views in Question 1 of SAB 109 on a prospective basis to derivative loan commitments issued or modified in fiscal quarters beginning after December 15, 2007. The Company does not expect SAB 109 to have a material impact on its consolidated financial statements.

In June 2007, the EITF reached a consensus on Issue No. 06-11, Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards (EITF 06-11). EITF 06-11 states that an entity should recognize a realized tax benefit associated with dividends on nonvested equity shares, nonvested equity share units and outstanding equity share options charged to retained earnings as an increase in additional paid in capital. The amount recognized in additional paid in capital should be included in the pool of excess tax benefits available to absorb potential future tax deficiencies on share-based payment awards. EITF 06-11 should be applied prospectively to income tax benefits of dividends on equity-classified share-based payment awards that are declared in fiscal years beginning after December 15, 2007. The Company expects that EITF 06-11 will not have an impact on its consolidated financial statements.

In May 2007, the FASB issued FASB Staff Position (FSP) FIN 48-1, Definition of Settlement in FASB Interpretation No. 48 (FSP FIN 48-1). FSP FIN 48-1 provides guidance on how to determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. FSP FIN 48-1 is effective retroactively to January 1, 2007. The implementation of this standard did not have a material impact on the Company’s consolidated financial position or results of operations.

In February 2007, the FASB issued FASB Staff Position (FSP) FAS 158-1, Conforming Amendments to the Illustrations in FASB Statements No. 87, No. 88, and No 106 and to the Related Staff Implementation Guides. This FSP makes conforming amendments to other FASB statements and staff implementation guides and provides technical corrections to SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans. The conforming amendments in this FSP were adopted as of the effective date of SFAS No. 158.  The adoption did not have a material impact on the Company’s consolidated financial statements or disclosures.

Reclassifications:

Certain reclassifications have been made to the 2006 and 2005 information to conform to the current year’s presentation.  The reclassifications had no effect on net income.

3.      Investment Securities:

Investment securities available for sale as of December 31, 2007 are as follows:

(Dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Government Agencies	$-	$-	$-	$-
Mortgage Backed Securities	55,579	883	(3)	56,459
Other Securities	27,671	36	(507)	27,200
Total	$83,250	$919	$(510)	$83,659

Investment securities held to maturity as of December 31, 2007 are as follows:
(Dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Government Agencies	$3	$-	$-	$3
Mortgage Backed Securities	15	1	-	16
Other Securities	264	2	-	266
Total	$282	$3	$-	$285

Investment securities available for sale as of December 31, 2006 are as follows:
(Dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Government Agencies	$18,570	$-	$(82)	$18,488
Mortgage Backed Securities	58,642	431	(2)	59,071
Other Securities	24,400	156	(76)	24,480
Total	$101,612	$587	$(160)	$102,039

Investment securities held to maturity as of December 31, 2006 are as follows:
(Dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

U.S. Government Agencies	$3	$-	$-	$3
Mortgage Backed Securities	58	2	-	60
Other Securities	272	3	-	275
Total	$333	$5	$-	$338

The securities portfolio consists primarily of U.S government agency securities, mortgage backed securities, municipal securities, corporate bonds and trust preferred securities. The Company’s Asset/Liability Committee reviews all security purchases to ensure compliance with security policy guidelines.

The maturity distribution of the amortized cost and estimated market value of investment securities by contractual maturity at December 31, 2007, is as follows:

	Available for Sale		Held to Maturity
(Dollars in thousands)	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value

Due in 1 year or less	$-	$-	$80	$80
After 1 year to 5 years	150	148	75	75
After 5 years to 10 years	2,372	2,357	37	38
After 10 years	80,728	81,154	50	52
No stated maturity	–	–	40	40
Total	$83,250	$83,659	$282	$285

Expected maturities will differ from contractual maturities because borrowers have the right to call or prepay obligations with or without prepayment penalties.

The Company realized gross gains on the sale of securities of $0 in 2007; $0 in 2006 and $97,000 in 2005.  The tax provision applicable to gross gains in 2005 amounted to approximately $33,000. No securities were sold at a loss in 2007, 2006, or 2005.

At December 31, 2007 and 2006, investment securities in the amount of approximately $1.5 million and $637,000   respectively, were pledged as collateral for public deposits and certain other deposits as required by law.

Temporarily impaired securities as of December 31, 2007 are as follows:

(Dollars in thousands)	Less than 12 months		12 Months or more		Total
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
US Government Agencies	$-	$-	$-	$-	$-	$-
Mortgage Backed Securities	-	-	137	3	137	3
Other Securities	-	-	20,452	507	20,452	507
Total Temporarily Impaired Securities	$-	$-	$20,589	$510	$20,589	$510

The impairment of the investment portfolio at December 31, 2007 totaled $510,000 in 43 securities (4 mortgage backed securities, and 39 other securities) with a total fair value of $20.6 million at December 31, 2007. The unrealized loss is due to changes in market value resulting from changes in market interest rates and is considered temporary.

Temporarily impaired securities as of December 31, 2006 are as follows:

(Dollars in thousands)	Less than 12 months		12 Months or more		Total
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
US Government Agencies	$18,488	$82	$-	$-	$18,488	$82
Mortgage Backed Securities	-	-	154	2	154	2
Other Securities	-	-	9,370	76	9,370	76
Total Temporarily Impaired Securities	$18,488	$82	$9,524	$78	$28,012	$160

The impairment of the investment portfolio at December 31, 2006 totaled $160,000 in 22 securities (one US government agency security, 4 mortgage backed securities, and 17 other securities) with a total fair value of $28.0 million at December 31, 2006. The unrealized loss is due to changes in market value resulting from changes in market interest rates and is considered temporary.

4.      Loans Receivable:

Loans receivable consist of the following at December 31,

(Dollars in thousands)	2007	2006

Commercial
Real estate secured	$477,678	$466,636
Construction and land development	228,616	218,671
Non real estate secured	77,347	71,816
Non real estate unsecured	8,451	8,598
Total commercial	792,092	765,721
Residential real estate (1)	5,960	6,517
Consumer and other	24,302	20,952
Loans receivable	822,354	793,190
Less deferred loan fees	(805)	(1,130)
Less allowance for loan losses	(8,508)	(8,058)
Total loans receivable, net	$813,041	$784,002

(1)           Residential real estate is comprised of jumbo residential first mortgage loans for both years presented.

The recorded investment in loans which are impaired in accordance with SFAS No. 114, totaled $22.3 million and $6.9 million at December 31, 2007 and 2006 respectively. The amounts of related valuation allowances were $1.6 million and $1.8 million respectively at those dates. For the years ended December 31, 2007, 2006 and 2005, the average recorded investment in impaired loans was approximately $16.1 million, $5.3 million and $3.5 million respectively. Republic did not realize any interest on impaired loans during 2007, 2006 or 2005.  There were no commitments to extend credit to any borrowers with impaired loans as of the end of the periods presented herein.

As of December 31, 2007 and 2006, there were loans of approximately $22.3 million and $6.9 million respectively, which were classified as non-accrual. If these loans were performing under their original contractual rate, interest income on such loans would have increased approximately $1.4 million, $479,000 and $165,000 for 2007, 2006 and 2005 respectively.  There were no loans past due 90 days and accruing at December 31, 2007 and December 31, 2006.

The majority of loans outstanding are with borrowers in the Company’s marketplace, Philadelphia and surrounding suburbs, including southern New Jersey. In addition the Company has loans to customers whose assets and businesses are concentrated in real estate. Repayment of the Company’s loans is in part dependent upon general economic conditions affecting the Company’s market place and specific industries. The Company evaluates each customer’s credit worthiness on a case-by-case basis. The amount of collateral obtained is based on management’s credit evaluation of the customer. Collateral varies but primarily includes residential, commercial and income-producing properties. At December 31, 2007, the Company had no foreign loans and no loan concentrations exceeding 10% of total loans except for credits extended to real estate operators and lessors in the aggregate amount of $261.9 million, which represented 31.9% of gross loans receivable at December 31, 2007. Various types of real estate are included in this category, including industrial, retail shopping centers, office space, residential multi-family and others.  In addition, credits were extended for single family construction in the amount of $101.6 million, which represented 12.4% of gross loans receivable at December 31, 2007.  Loan concentrations are considered to exist when there are amounts loaned to a multiple number of borrowers engaged in similar activities that management believes would cause them to be similarly impacted by economic or other conditions.

Included in loans are loans due from directors and other related parties of $13.9 million and $18.0 million at December 31, 2007 and 2006, respectively. All loans made to directors have substantially the same terms and interest rates as other bank borrowers. The Board of Directors approves loans to individual directors to confirm that collateral requirements, terms and rates are comparable to other borrowers and are in compliance with underwriting policies. The following presents the activity in amounts due from directors and other related parties for the years ended December 31, 2007 and 2006.

(Dollars in thousands)	2007	2006

Balance at beginning of year	$18,033	$25,054
Additions	4,807	2,969
Repayments	(8,966)	(9,990)
Balance at end of year	$13,874	$18,033

5.      Allowance for Loan Losses:

Changes in the allowance for loan losses for the years ended December 31, are as follows:

(Dollars in thousands)	2007	2006	2005

Balance at beginning of year	$8,058	$7,617	$6,684
Charge-offs	(1,506)	(1,887)	(1,163)
Recoveries	366	964	910
Provision for loan losses	1,590	1,364	1,186
Balance at end of year	$8,508	$8,058	$7,617

6.      Premises and Equipment:

A summary of premises and equipment is as follows:

(Dollars in thousands)	Useful lives	2007	2006

Land	Indefinite	$200	$200
Furniture and equipment	3 to 13 years	11,247	8,814
Bank building	40 years	845	809
Leasehold improvements	1 to 30 years	8,760	4,229
		21,052	14,052
Less accumulated depreciation		(9,764)	(8,404)
Net premises and equipment		$11,288	$5,648

Depreciation expense on premises, equipment and leasehold improvements amounted to $1.4 million, $1.0 million and $1.0 million in 2007, 2006 and 2005 respectively.

7.      Borrowings:

Republic has a line of credit for $15.0 million available for the purchase of federal funds from a correspondent bank. At December 31, 2007 and 2006, Republic had $0 outstanding on this line.

Republic has a line of credit with the Federal Home Loan Bank of Pittsburgh, collateralized by loans and securities, with a maximum borrowing capacity of $211.5 million as of December 31, 2007. This maximum borrowing capacity is subject to change on a monthly basis. As of December 31, 2007 and 2006, there were no term advances outstanding on this line of credit.  As of December 31, 2007 and 2006, there were $113.4 million and $139.7 million of overnight advances outstanding against these lines.  The interest rates on overnight advances at December 31, 2007 and 2006 were 3.81% and 5.41%, respectively.  The maximum amount of term advances outstanding at any month-end was $0 in 2007 and $0 in 2006.  The maximum amount of overnight borrowings outstanding at any month-end was $186.7 million in 2007 and $164.7 million in 2006.  Average amounts outstanding of term advances for 2007, 2006 and 2005 were $0, $0 and $3.8 million, respectively; and the related weighted average interest rates for 2007, 2006 and 2005 were 0%, 0% and 6.80%, respectively.  Average amounts outstanding of overnight borrowings for 2007, 2006 and 2005 were $110.3 million, $72.1 million and $65.7 million, respectively; and the related weighted average interest rates for 2007, 2006 and 2005 were 5.22%, 5.28% and 3.61%, respectively.

Republic had uncollateralized overnight advances with a depository institution respectively at December 31, 2007 and 2006, of $20.0 million and $20.0 million.  The respective interest rates on overnight advances at December 31, 2007 and 2006 were 3.50% and 5.22%.  The maximum amount of such overnight advances outstanding at any month-end was $20.0 million in 2007 and $20.0 million in 2006.  Average amounts outstanding of overnight advances for 2007, 2006, and 2005 were $14.0 million, $10.7, and $0, respectively; and the related weighted average interest rates for 2007, 2006, and 2005 were 5.25%, 5.27%, and 0%, respectively.

Subordinated debt and corporation-obligated-mandatorily redeemable capital securities of subsidiary trust holding solely junior obligations of the corporation:

In 2001, the Company, through a pooled offering, issued $6.2 million of corporation-obligated mandatorily redeemable capital securities of the subsidiary trust holding solely junior subordinated debentures of the corporation more commonly known as Trust Preferred Securities. The purpose of the issuance was to increase capital as a result of the Company's continued loan and core deposit growth. The trust preferred securities qualify as Tier 1 capital for regulatory purposes in amounts up to 25% of total Tier 1 capital. The Company had the ability to call the securities on any interest payment date after five years, without a prepayment penalty, notwithstanding their final 30 year maturity. The interest rate was variable and adjustable semi-annually at 3.75% over the 6 month London Interbank Offered Rate (“Libor”).  The Company did call the securities in December 2006 and then issued $6.2 million in Trust Preferred Securities at a variable interest rate, adjustable quarterly, at 1.73% over the 3 month Libor.  The Company may call the securities on any interest payment date after five years.  The interest rates at December 31, 2007 and 2006 were 6.85% and 7.08%, respectively.

In 2007, the Company, through a pooled offering, issued an additional $5.2 million of corporation-obligated mandatorily redeemable capital securities of the subsidiary trust holding solely junior subordinated debentures of the corporation more commonly known as Trust Preferred Securities for the same purpose as the 2001 issuance.  The Company has the ability to call the securities or any interest payment date after five years, without a prepayment penalty, notwithstanding their final 30 year maturity.  The interest rate is variable, adjustable quarterly, at 1.55% over the 3 month Libor.  The interest rate at December 31, 2007 was 6.67%.

8.      Deposits:

The following is a breakdown, by contractual maturities of the Company’s time certificate of deposits for the years 2008 through 2012, which includes brokered certificates of deposit of approximately $125.0 million with original terms of one to two months.

(Dollars in thousands)	2008	2009	2010	2011	2012	Thereafter	Total

Time Certificates of Deposit	$406,945	$12,769	$2,430	$288	$448	$55	$422,935

9.             Income Taxes:

The following represents the components of income tax expense (benefit) for the years ended December 31, 2007, 2006 and 2005, respectively.

(Dollars in thousands)	2007	2006	2005
Current provision
Federal:
Current	$3,429	$5,429	$4,808
Deferred	(156)	(222)	(322)
Total provision for income taxes	$3,273	$5,207	$4,486

The following table accounts for the difference between the actual tax provision and the amount obtained by applying the statutory federal income tax rate of 35.0% for the years ended December 31, 2007 and 2006 and 34.0% for the year ended December 31, 2005.

(Dollars in thousands)	2007	2006	2005

Tax provision computed at statutory rate	$3,556	$5,364	$4,549
Effect of 35% rate bracket	(75)	(75)	-
Other	(208)	(82)	(63)
Total provision for income taxes	$3,273	$5,207	$4,486

The approximate tax effect of each type of temporary difference that gives rise to net deferred tax assets included in other assets in the accompanying consolidated balance sheets at December 31, 2007 and 2006 are as follows:

	2007	2006

Allowance for loan losses	$2,866	$2,713
Deferred compensation	664	674
Unrealized gain on securities available for sale	(139)	(145)
Deferred loan costs	(543)	(535)
Other	(9)	(30)
Net deferred tax asset	$2,839	$2,677

The realizability of the deferred tax asset is dependent upon a variety of factors, including the generation of future taxable income, the existence of taxes paid and recoverable, the reversal of deferred tax liabilities and tax planning strategies. Based upon these and other factors, management believes that it is more likely than not that the Company will realize the benefits of these deferred tax assets.  All tax years for which the Internal Revenue Service has statutory authority to conduct audits are open, and there are no audits in progress for any years.  The Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes on January 1, 2007.  As a result of the implementation of FIN 48, the Company maintains a $193,000 liability for unrecognized tax benefits related to tax positions associated with tax positions related to the current year and prior years.The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses. At December 31, 2007, $75,000 is accrued for interest and penalties.

10.               Financial Instruments with Off-Balance Sheet Risk:

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the financial statements.

Credit risk is defined as the possibility of sustaining a loss due to the failure of the other parties to a financial instrument to perform in accordance with the terms of the contract. The maximum exposure to credit loss under commitments to extend credit and standby letters of credit is represented by the contractual amount of these instruments. The Company uses the same underwriting standards and policies in making credit commitments as it does for on-balance-sheet instruments.

Financial instruments whose contract amounts represent potential credit risk are commitments to extend credit of approximately $160.2 million and $163.2 million and standby letters of credit of approximately $4.6 million and $7.3 million at December 31, 2007 and 2006, respectively.  Commitments often expire without being drawn upon. Of the $160.2 million of commitments to extend credit at December 31, 2007, substantially all were variable rate commitments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and many require the payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained upon extension of credit is based on management’s credit evaluation of the customer. Collateral held varies but may include real estate, marketable securities, pledged deposits, equipment and accounts receivable.

Standby letters of credit are conditional commitments issued that guarantee the performance of a customer to a third party. The credit risk and collateral policy involved in issuing letters of credit is essentially the same as that involved in extending loan commitments. The amount of collateral obtained is based on management’s credit evaluation of the customer. Collateral held varies but may include real estate, marketable securities, pledged deposits, equipment and accounts receivable.  Management believes that the proceeds obtained through a liquidation of such collateral would be sufficient to cover the maximum potential amount of future payments required under the corresponding guarantees.  The current amount of liability as of December 31, 2007 and 2006 for guarantees under standby letters of credit issued is not material.

Contingencies also include a standby letter of credit issued by an unrelated bank in the amount of $170,000 which was required by a lessor.

11.      Commitments:

Lease Arrangements:

As of December 31, 2007, the Company had entered into non-cancelable leases expiring through August 31, 2037, including renewal options. The leases are accounted for as operating leases. The minimum annual rental payments required under these leases are as follows:

(Dollars in thousands)
Year Ended	Amount

2008	$1,394
2009	1,538
2010	1,888
2011	1,947
2012	2,000
Thereafter	36,159
Total	$44,926

The Company incurred rent expense of $1.4 million, $1.1 million and $922,000 for the years ended December 31, 2007, 2006 and 2005, respectively.

Republic entered into a lease agreement that commenced June 1, 2007 for approximately 53,275 square feet on two floors of Two Liberty Place, 1601 Chestnut St., Philadelphia, Pennsylvania, as its new headquarter facilities.  The space is occupied by the Company, the executive offices of Republic and an unaffiliated company which assumes its proportionate share of related costs.  Back office operations of Republic and commercial bank lending of Republic is also located therein.  The initial thirteen year, seven month lease term contains two five year renewal options and the initial lease term will expire on December 31, 2020.  Annual rent expense commenced at $750,245 less the following abatement periods:

(1) the first twenty-eight months for 5,815 square feet of space and (2) the following periods for the remaining rentable area: (a) the first six months of the first lease year, (b) the first four months of the second lease year, and (c) the first four months of the third lease year.

Employment Agreements:

The Company has entered into an employment agreement with the CEO of the Company which provides for the payment of base salary and certain benefits through the year 2009. The aggregate commitment for future salaries and benefits under this employment agreement at December 31, 2007, is approximately $1.0 million.

The Company has entered into an employment agreement with the President of Republic which provides for the payment of base salary and certain benefits through the year 2009.  The aggregate commitment for future salaries and benefits under this employment agreement at December 31, 2007, is approximately $700,000.

Other:

The Company’s CEO was of counsel to a law firm effective January 2, 2002 until June 30, 2005. In 2005 the Company paid $272,000 in legal fees to that firm which were primarily for loan workout and collection matters.

The Company and Republic are from time to time a party (plaintiff or defendant) to lawsuits that are in the normal course of business. While any litigation involves an element of uncertainty, management, after reviewing pending actions with its legal counsel, is of the opinion that the liability of the Company and Republic, if any, resulting from such actions will not have a material effect on the financial condition or results of operations of the Company and Republic.

12.      Regulatory Capital:

Dividend payments by Republic to the Company are subject to the Pennsylvania Banking Code of 1965 (the “Banking Code and the Federal Deposit Insurance Act (the “FDIA”). Under the Banking Code, no dividends may be paid except from “accumulated net earnings” (generally, undivided profits). Under the FDIA, an insured bank may pay no dividends if the bank is in arrears in the payment of any insurance assessment due to the FDIC. Under current banking laws, Republic would be limited to $56.8 million of dividends plus an additional amount equal to its net profit for 2008, up to the date of any such dividend declaration. However, dividends would be further limited in order to maintain capital ratios. The Company may consider dividend payments in 2008.

State and Federal regulatory authorities have adopted standards for the maintenance of adequate levels of capital by Republic. Federal banking agencies impose three minimum capital requirements on the Company’s risk-based capital ratios based on total capital, Tier 1 capital, and a leverage capital ratio. The risk-based capital ratios measure the adequacy of a bank’s capital against the riskiness of its assets and off-balance sheet activities. Failure to maintain adequate capital is a basis for “prompt corrective action” or other regulatory enforcement action. In assessing a bank’s capital adequacy, regulators also consider other factors such as interest rate risk exposure; liquidity, funding and market risks; quality and level or earnings; concentrations of credit; quality of loans and investments; risks of any nontraditional activities; effectiveness of bank policies; and management’s overall ability to monitor and control risks.

Management believes that Republic meets, as of December 31, 2007, all capital adequacy requirements to which it is subject. As of December 31, 2007, the FDIC categorized Republic as well capitalized under the regulatory framework for prompt corrective action provisions of the Federal Deposit Insurance Act.  There are no calculations or events since that notification that management believes have changed Republic’s category.

The following table presents the Company’s and Republic’s capital regulatory ratios at December 31, 2007 and 2006:

	Actual		For Capital Adequacy Purposes		To be well capitalized under regulatory capital guidelines
(Dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio

At December 31, 2007
Total risk based capital
Republic	$99,634	11.02%	$72,534	8.00%	$90,667	10.00%
Company.	99,704	11.01%	72,638	8.00%	-	-

Tier one risk based capital
Republic	91,126	10.08%	36,267	4.00%	54,400	6.00%
Company.	91,196	10.07%	36,319	4.00%	-	-

Tier one leverage capital
Republic	91,126	9.45%	48,225	5.00%	48,225	5.00%
Company.	91,196	9.44%	48,294	5.00%	-	-

At December 31, 2006
Total risk based capital
Republic	$88,256	10.28%	$61,009	8.00%	$76,261	10.00%
Company.	88,510	10.30%	61,098	8.00%	-	-

Tier one risk based capital
Republic	80,198	9.34%	30,505	4.00%	45,757	6.00%
Company.	80,452	9.46%	30,549	4.00%	-	-

Tier one leverage capital
Republic	80,198	8.72%	45,989	5.00%	45,989	5.00%
Company.	80,452	8.75%	45,990	5.00%	-	-

13.             Benefit Plans:

Supplemental Retirement Plan:

The Company maintains a Supplemental Retirement Plan for its former Chief Executive Officer which provides for payments of approximately $100,000 a year. At December 31, 2007, approximately $143,000 remained to be paid. A life insurance contract has been purchased to insure the payments.

Defined Contribution Plan:

The Company has a defined contribution plan pursuant to the provision of 401(k) of the Internal Revenue Code. The Plan covers all full-time employees who meet age and service requirements. The plan provides for elective employee contributions with a matching contribution from the Company limited to 4% of total salary. The total expense charged to Republic, and included in salaries and employee benefits relating to the plan was $249,000 in 2007, $255,000 in 2006 and $245,000 in 2005.

Directors’ and Officers’ Plans:

The Company has agreements with insurance companies to provide for an annuity payment upon the retirement or death of certain Directors and Officers, ranging from $15,000 to $25,000 per year for ten years. The agreements were modified for most participants in 2001, to establish a minimum age of 65 to qualify for the payments. All participants are fully vested. The accrued benefits under the plan at December 31, 2007, 2006 and 2005 totaled $1.5 million, $1.6 million, and $1.5 million, respectively. The expense for the years ended December 31, 2007, 2006 and 2005, totaled $71,000, $108,000, and $172,000, respectively. The Company funded the plan through the purchase of certain life insurance contracts. The cash surrender value of these contracts (owned by the Company) aggregated $2.1 million and $2.0 million at December 31, 2007 and 2006, respectively, which is included in other assets.

The Company maintains a deferred compensation plan for certain officers, wherein a percentage of base salary is contributed to the plan, and utilized to buy stock of the Company.  To promote officer retention, a three year vesting period applies for each contribution.  As of December 31, 2007 $125,000 was vested.  Expense for 2007, 2006, and 2005 was $194,000, $95,000 and $43,000, respectively.  During 2005, the Company established a rabbi trust to fund the deferred compensation plans.  An administrator has been designated as Trustee of the trust.  Also, certain of the obligations to participants are satisfied with contracts through a counterparty, BNP Parabas.  Approximately 38,000, 21,062 and 44,893 respective shares of the Company’s common stock were purchased for $355,000, $237,000 and $573,000 by this trust in 2007, 2006 and 2005, respectively, for the benefit of certain officers and directors that acquired shares through our deferred compensation plan.  As of December 31, 2007, the trust holds approximately 108,224 shares of the Company’s common stock as well as an additional $12,000 in cash.  The assets of the trust and BNP Parabas contracts are sufficient to cover the liabilities of the Company’s deferred compensation plan.

14.     Fair Value of Financial Instruments:

The disclosure of the fair value of all financial instruments is required, whether or not recognized on the balance sheet, for which it is practical to estimate fair value. In cases where quoted market prices are not available, fair values are based on assumptions including future cash flows and discount rates. Accordingly, the fair value estimates cannot be substantiated, may not be realized, and do not represent the underlying value of the Company.

The Company uses the following methods and assumptions to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash, Cash Equivalents, Accrued Interest Receivable and Payable:

The carrying value is a reasonable estimate of fair value.

Investment Securities Held to Maturity and Available for Sale:

For investment securities with a quoted market price, fair value is equal to quoted market prices. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Restricted Stock:

Restricted stock represents equity interest in FHLB Stock and ACBB Stock, and is carried at costs because it does not have a readily determinable fair value as its ownership is restricted and it lacks a market. The carrying value is a reasonable estimate of fair value.

Loans:

For variable-rate loans that reprice frequently and with no significant change in credit risk, fair value is the carrying value. For other categories of loans such as commercial and industrial loans, real estate mortgage and consumer loans, fair value is estimated based on the present value of the estimated future cash flows using the current rates at which similar loans would be made to borrowers with similar collateral and credit ratings and for similar remaining maturities.

Bank Owned Life insurance:

The fair value of bank owned life insurance is based on the estimated realizable market value of the underlying investments and insurance reserves.

Deposit Liabilities:

For checking, savings and money market accounts, fair value is the amount payable on demand at the reporting date. For time deposits, fair value is estimated using the rates currently offered for deposits of similar remaining maturities.

Borrowings:

Fair values of borrowings are based on the present value of estimated cash flows, using current rates, at which similar borrowings could be obtained by Republic or the Company with similar maturities.

Commitments to Extend Credit and Standby Letters of Credit:

The fair value of commitments to extend credit is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparts. For fixed rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of letters of credit is based on fees currently charged for similar arrangements.

At December 31, 2007 and December 31, 2006, the carrying amount and the estimated fair value of the Company’s financial instruments are as follows:

	December 31, 2007		December 31, 2006
(Dollars in Thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Balance Sheet Data:
Financial Assets:
Cash and cash equivalents	$73,225	$73,225	$83,127	$83,127
Investment securities available for sale	83,659	83,659	102,039	102,039
Investment securities held to maturity	282	285	333	338
Restricted stock	6,358	6,358	6,804	6,804
Loans receivable, net	813,041	814,037	784,002	777,503
Bank owned life insurance	11,718	11,718	11,294	11,294
Accrued interest receivable	5,058	5,058	5,370	5,370

Financial Liabilities:
Deposits:
Demand, savings and money market	$357,920	$357,920	$385,950	$385,950
Time	422,935	422,704	368,823	367,200
Subordinated debt	11,341	11,341	6,186	6,186
Short-term borrowings	133,433	133,433	159,723	159,723
Accrued interest payable	3,719	3,719	5,224	5,224

	December 31, 2007		December 31, 2006
(Dollars in Thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Off Balance Sheet financial instruments:
Commitments to extend credit	-	-	-	-
Standby letters-of-credit	-	-	-	-

15.    Stock Based Compensation:

The Company maintains a Stock Option Plan (the “Plan”) under which the Company grants options to its employees and directors. Under the terms of the plan, 1.5 million shares of common stock, plus an annual increase equal to the number of shares needed to restore the maximum number of shares that may be available for grant under the plan to 1.5 million shares, are reserved for such options. The Plan provides that the exercise price of each option granted equals the market price of the Company’s stock on the date of grant. Any option granted vests within one to five years and has a maximum term of ten years. The Black-Scholes option pricing model is utilized to determine the fair value of stock options. In 2007 the following assumptions were utilized: a dividend yield of 0%; expected volatility of 25.24%; risk-free interest rate of 4.70% and an expected life of 7.0 years.  In 2006 the following assumptions were utilized:  a dividend yield of 0%; expected volatility of 29.03%; risk-free interest rate of 4.83% and an expected life of 7.0 years.  A dividend yield of 0% is utilized, because cash dividends have never been paid. The expected life reflects a 3 to 4 year “all or nothing” vesting period, the maximum ten year term and review of historical behavior. The volatility was based on Bloomberg’s seven year volatility calculation for “FRBK” stock. The risk-free interest rate is based on the seven year Treasury bond. No shares vested in 2007, but expense is recognized ratably over the period required to vest.   There were 12,100 unvested options at January 1, 2007 with a fair value of $61,710 with $46,282 of that amount remaining to be recognized as expense.  At December 31, 2007 there were 105,050 unvested options with a fair value of $486,885 with $346,012 of that amount remaining to be recognized as expense.  At that date, the intrinsic value of the 737,841 options outstanding was $413,191 while the intrinsic value of the 632,791 exercisable (vested) options was $923,875. During 2007, 6,050 options were forfeited with a weighted average grant fair value of $30,855.

A summary of the status of the Company’s stock options under the Plan as of December 31, 2007, 2006 and 2005 and changes during the years ended December 31, 2007, 2006, and 2005 are presented below:

	For the Years Ended December 31,
	2007		2006		2005
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding, beginning of year	661,449	$5.55	780,309	$5.43	1,120,477	$4.25
Granted	99,000	11.77	12,100	12.14	190,961	10.14
Exercised	(16,558)	2.81	(128,973)	5.44	(524,545)	2.43
Forfeited	(6,050)	12.14	(1,987)	6.74	(6,584)	6.43
Outstanding, end of year	737,841	6.39	661,449	5.55	780,309	5.43
Options exercisable at year-end	632,791	5.49	649,349	5.43	780,309	5.43
Weighted average fair value of options granted during the year		$4.61		$5.10		$4.08

	For the Years Ended December 31,
	2007	2006
Number of Options exercised	16,558	128,973
Cash received	$46,463	$700,326
Intrinsic value	117,766	733,022
Tax benefit	41,218	259,550

The following table summarizes information about options outstanding at December 31, 2007.

	Options outstanding			Options exercisable
Range of exercise Prices	Number outstanding at December 31, 2007	Weighted Average remaining contractual life (years)	Weighted Average exercise price	Shares	Weighted Average Exercise Price
$1.81	106,586	3.0	$1.81	106,586	$1.81
$2.72 to $3.55	170,687	4.2	2.94	170,687	2.94
$3.76 to $4.62	27,275	3.8	4.00	27,275	4.00
$6.03 to $6.74	168,451	6.1	6.22	168,451	6.22
$9.94 to $12.14	264,842	8.0	10.81	159,792	10.16
	737,841		$6.39	632,791	$5.49

	For the Year Ended December 31, 2007
	Number of Shares	Weighted average grant date fair value
Nonvested at beginning of year	12,100	$5.10
Granted	99,000	4.61
Forfeited	(6,050)	(5.10)
Nonvested at end of year	105,050	$4.64

During the year ended December 31, 2007, $125,000 was recognized in compensation expense, with a 35% assumed tax benefit, for the Plan.  During the year ended December 31, 2006, $15,000 was recognized in compensation expense for the Plan.

16.     Segment Reporting:

The Company has one reportable segment: community banking.  The community bank segments primarily encompasses the commercial loan and deposit activities of Republic, as well as consumer loan products in the area surrounding its branches.

17.     Transactions with Affiliate:

At December 31, 2007 and 2006, Republic had outstanding balances of $24.1 million and $21.6 million, respectively, of commercial loans, which had been participated to FBD, a wholly owned subsidiary prior to January 1, 2005.  FBD also sold its tax refund loans to Republic in 2006.  Such loans were repaid by U.S. Treasury-issued tax refunds paid directly to FBD in the first and second quarters of that year.  Accordingly, there were no such loans outstanding at December 31, 2006.  FBD did not offer tax refund loans in 2007.  As of December 31, 2007 and 2006 Republic had outstanding balances of $42.0 million and $40.9 million of commercial loan balances it had purchased from FBD.  The above loan participations and sales were made at arms length.  They are made as a result of lending limit and other regulatory requirements.

18.      Parent Company Financial Information

The following financial statements for Republic First Bancorp, Inc. should be read in conjunction with the consolidated financial statements and the other notes related to the consolidated financial statements.

BALANCE SHEETS
December 31, 2007 and 2006
(Dollars in thousands)

	2007	2006
ASSETS:
Cash	$296	$113
Corporation-obligated mandatorily redeemable capital securities of subsidiary trust holding junior obligations of the corporation	341	186
Investment in subsidiaries	91,397	80,480
Other assets	962	920
Total Assets	$92,996	$81,699

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Liabilities:
Accrued expenses	$1,188	$779
Corporation-obligated mandatorily redeemable
securities of subsidiary trust holding solely junior
subordinated debentures of the corporation	11,341	6,186
Total Liabilities	12,529	6,965

Shareholders’ Equity:
Preferred stock	-	-
Common stock	107	97
Additional paid in capital	75,321	63,342
Retained earnings	8,927	13,511
Treasury stock at cost	(2,993)	(1,688)
Stock held by deferred compensation plan	(1,165)	(810)
Accumulated other comprehensive income	270	282
Total Shareholders’ Equity	80,467	74,734
Total Liabilities and Shareholders’ Equity	$92,996	$81,699

STATEMENTS OF INCOME AND CHANGES IN SHAREHOLDERS’ EQUITY
For the years ended December 31, 2007, 2006 and 2005

(Dollars in thousands)
	2007	2006	2005
Interest income	$19	$16	$13
Dividend income from subsidiaries	2,006	539	444
Total income	2,025	555	457
Trust preferred interest expense	631	525	444
Expenses	89	30	8
Total expenses	720	555	452
Net income before taxes	1,305	-	5
Federal income tax	-	-	2
Income before undistributed income of subsidiaries	1,305	-	3
Total equity in undistributed income of subsidiaries	5,580	10,118	8,890
Net income	$6,885	$10,118	$8,893

Shareholders’ equity, beginning of year	$74,734	$63,677	$65,224
First Bank of Delaware spin-off	-	-	(11,396)
Stock based compensation	125	15	-
Exercise of stock options	47	700	1,275
Purchase of treasury shares	(1,305)	-	(143)
Tax benefit of stock options exercises	348	260	624
Stock purchase for deferred compensation plan	(355)	(237)	(573)
Net income	6,885	10,118	8,893
Change in unrealized gain (loss) on securities available for sale	(12)	201	(227)
Shareholders’ equity, end of year	$80,467	$74,734	$63,677

STATEMENTS OF CASH FLOWS
For the years ended December 31, 2007, 2006 and 2005
(Dollars in thousands)
	2007	2006	2005
Cash flows from operating activities:
Net income	$6,885	$10,118	$8,893
Adjustments to reconcile net income to net cash
provided by (used in) operating activities:
Tax benefit of stock option exercises	-	-	624
Stock purchases for deferred compensation plan	(355)	(237)	(573)
Stock based compensation	125	15	-
Increase in other assets	(391)	(74)	(757)
(Decrease) increase in other liabilities	409	(89)	847
Equity in undistributed income subsidiaries	(5,580)	(10,118)	(8,890)
Net cash provided by (used in) operating activities	1,093	(385)	144
Cash flows from investing activities:
Investment in subsidiary	(5,000)	(900)	(1,800)
Purchase of corporation- obligated
mandatorily redeemable capital
securities of subsidiary trust holding
junior obligations of the corporation	(155)	-	-
Net cash used in investing activities	(5,155)	(900)	(1,800)
Cash from Financing Activities:
Exercise of stock options	47	700	1,275
Issuance of corporation- obligated
mandatorily redeemable securities
of subsidiary trust holding solely
junior subordinated debentures
of the corporation	5,155	-	-
Purchase of treasury shares	(1,305)	-	(143)
Tax benefit of stock option exercises	348	260	-
Net cash provided by financing activities	4,245	960	1,132
(Decrease) increase in cash	183	(325)	(524)
Cash, beginning of period	113	438	962
Cash, end of period	$296	$113	$438

19.           Quarterly Financial Data (Unaudited):

The following tables are summary unaudited income statement information for each of the quarters ended during 2007 and 2006.

Summary of Selected Quarterly Consolidated Financial Data
	For the Quarter Ended, 2007
(Dollars in thousands, except per share data)	Fourth	Third	Second	First
Income Statement Data:
Total interest income	$16,405	$17,677	$17,187	$17,077
Total interest expense	9,245	9,873	9,677	9,512
Net interest income	7,160	7,804	7,510	7,565
Provision for loan losses	165	1,282	63	80
Non-interest income	918	760	755	640
Non-interest expense	5,598	5,488	5,283	4,995
Provision for income taxes	738	558	951	1,026
Net income	$1,577	$1,236	$1,968	$2,104

Per Share Data:
Basic:
Net income	$0.15	$0.12	$0.19	$0.20

Diluted:
Net income	$0.15	$0.12	$0.18	$0.20

	For the Quarter Ended, 2006
(Dollars in thousands, except per share data)	Fourth	Third	Second	First

Income Statement Data:
Total interest income	$17,081	$16,031	$14,570	$15,063
Total interest expense	8,837	7,704	6,384	5,754
Net interest income	8,244	8,327	8,186	9,309
Provision (recovery) for loan losses	(10)	-	61	1,313
Non-interest income	807	874	844	1,115
Non-interest expense	5,351	5,503	5,122	5,041
Provision for income taxes	1,225	1,263	1,320	1,399
Net income	$2,485	$2,435	$2,527	$2,671

Per Share Data:
Basic:
Net income	$0.24	$0.23	$0.24	$0.26

Diluted:
Net income	$0.23	$0.23	$0.24	$0.25

Republic First Bancorp, Inc. and Subsidiary
Consolidated Balance Sheets
As of September 30, 2008 and December 31, 2007
Dollars in thousands, except share data

ASSETS:	September 30, 2008	December 31, 2007
	(unaudited)
Cash and due from banks	$19,013	$10,996
Interest bearing deposits with banks	341	320
Federal funds sold	38,382	61,909
Total cash and cash equivalents	57,736	73,225

Investment securities available for sale, at fair value	86,345	83,659
Investment securities held to maturity, at amortized cost
(Fair value of $216 and $285, respectively)	203	282
Restricted stock, at cost	6,401	6,358
Loans receivable (net of allowance for loan losses of
$6,807 and $8,508, respectively)	764,245	813,041
Premises and equipment, net	14,411	11,288
Other real estate owned, net	8,580	3,681
Accrued interest receivable	4,209	5,058
Bank owned life insurance	12,029	11,718
Other assets	10,573	7,998
Total Assets	$964,732	$1,016,308
LIABILITIES AND SHAREHOLDERS' EQUITY:
Liabilities:
Deposits:
Demand – non-interest-bearing	$77,728	$99,040
Demand – interest-bearing	32,432	35,235
Money market and savings	240,055	223,645
Time less than $100,000	181,367	179,043
Time over $100,000	197,905	243,892
Total Deposits	729,487	780,855

Short-term borrowings	100,682	133,433
Other borrowings	25,000	-
Accrued interest payable	2,820	3,719
Other liabilities	5,010	6,493
Subordinated debt	22,476	11,341
Total Liabilities	885,475	935,841
Shareholders’ Equity:
Preferred stock, par value $0.01 per share: 10,000,000 shares authorized;
no shares issued as of September 30, 2008 and December 31, 2007	-	-
Common stock par value $0.01 per share, 20,000,000 shares authorized;
shares issued 11,031,253 as of September 30, 2008
and 10,737,211 as of December 31, 2007	110	107
Additional paid in capital	76,297	75,321
Retained earnings	8,871	8,927
Treasury stock at cost (416,303 shares)	(2,993)	(2,993)
Stock held by deferred compensation plan	(1,165)	(1,165)
Accumulated other comprehensive income (loss)	(1,863)	270
Total Shareholders’ Equity	79,257	80,467
Total Liabilities and Shareholders’ Equity	$964,732	$1,016,308

(See notes to unaudited consolidated financial statements)

Republic First Bancorp, Inc. and Subsidiary
Consolidated Statements of Operations
For the Three and Nine Months Ended September 30, 2008 and 2007
(Dollars in thousands, except per share data)
(unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2008	2007	2008	2007
Interest income:
Interest and fees on loans	$12,208	$16,209	$37,821	$47,166
Interest and dividends on taxable investment securities	1,173	1,198	3,315	3,852
Interest and dividends on tax-exempt investment securities	106	131	326	380
Interest on federal funds sold and other interest-earning assets	45	139	199	543
Total interest income	13,532	17,677	41,661	51,941

Interest expense:
Demand interest-bearing	68	109	283	327
Money market and savings	1,625	2,816	4,663	9,370
Time less than $100,000	1,671	1,829	5,900	5,510
Time over $100,000	1,545	2,921	5,925	8,161
Other borrowings	1,005	2,198	3,046	5,694
	5,914	9,873	19,817	29,062
Net interest income	7,618	7,804	21,844	22,879
Provision for loan losses	43	1,282	5,898	1,425
Net interest income after provision for loan losses	7,575	6,522	15,946	21,454

Non-interest income:
Loan advisory and servicing fees	120	156	270	715
Service fees on deposit accounts	300	289	884	871
Mastercard transaction	-	-	309	-
Legal settlement	-	-	100	-
Gains on sales and calls of investment securities	-	-	5	-
Gain on sale of other real estate owned	-	183	-	185
Bank owned life insurance income	98	106	311	309
Other income	154	26	294	75
	672	760	2,173	2,155
Non-interest expenses:
Salaries and employee benefits	2,319	2,713	7,752	7,874
Occupancy	611	688	1,809	1,829
Depreciation and amortization	342	347	1,007	1,036
Legal	249	166	720	438
Writedown/ loss on sale of other real estate owned	559	-	1,615	-
Other real estate	163	3	505	23
Advertising	75	141	353	385
Data processing	214	172	620	486
Insurance	149	106	401	293
Professional fees	315	129	558	379
Regulatory assessments and costs	151	45	381	132
Taxes, other	207	204	719	618
Other expenses	654	774	2,077	2,273
	6,008	5,488	18,517	15,766

Income (loss) before provision for income tax (benefit) expense	2,239	1,794	(398)	7,843
Provision (benefit) for income taxes	706	558	(342)	2,535

Net income (loss)	$1,533	$1,236	$(56)	$5,308

Net income (loss) per share:
Basic	$0.14	$0.12	$(0.01)	$0.51
Diluted	$0.14	$0.12	$(0.01)	$0.50
(See notes to unaudited consolidated financial statements)

Republic First Bancorp, Inc. and Subsidiary
Consolidated Statements of Changes in Shareholders’ Equity
For the Nine Months Ended September 30, 2008 and 2007
(Dollars in thousands, except share data)
(unaudited)

	Compre-hensive Loss	Common Stock	Additional Paid in Capital	Retained Earnings	Treasury Stock	Stock Held by Deferred Compensation Plan	Accumulated Other Comprehensive Income/(Loss)	Total Shareholders’ Equity

Balance January 1, 2008		$107	$75,321	$8,927	$(2,993)	$(1,165)	$270	$80,467
Total other comprehensive loss, net of taxes of $(1,099)	$(2,133)	–	–	–	–	–	(2,133)	(2,133)
Net loss	(56)	–	–	(56)	–	–	–	(56)
Total comprehensive loss	$(2,189)

Stock based compensation		–	94	–	–	–	–	94
Options exercised (294,042 shares)		3	882	–	–	–	–	885

Balance September 30, 2008		$110	$76,297	$8,871	$(2,993)	$(1,165)	$(1,863)	$79,257

	Compre-hensive Income	Common Stock	Additional Paid in Capital	Retained Earnings	Treasury Stock	Stock Held by Deferred Compensation Plan	Accumulated Other Comprehensive Income/(Loss)	Total Shareholders’ Equity

Balance January 1, 2007		$97	$63,342	$13,511	$(1,688)	$(810)	$282	$74,734
Total other comprehensive loss, net of taxes of $(254)	$(494)	–	–	–	–	–	(494)	(494)
Net income	5,308	–	–	5,308	–	–	–	5,308
Total comprehensive income	$4,814
Stock based compensation		–	–	–	–	–	–	–
Stock based compensation		–	92	–	–	–	–	92
Stock dividend (974,441 shares)		10	11,459	(11,469)	–	–	–	–
Options exercised (15,067 shares)		–	37	–	–	–	–	37
Purchase of treasury shares (140,700 shares)		–	–	–	(1,305)	–	–	(1,305)

Balance September 30, 2007		$107	$74,930	$7,350	$(2,993)	$(810)	$(212)	$78,372

(See notes to unaudited consolidated financial statements)

Republic First Bancorp, Inc. and Subsidiary
Consolidated Statements of Cash Flows
For the Nine Months Ended September 30, 2008 and 2007
Dollars in thousands
(unaudited)
	Nine months ended
	September 30,
	2008	2007
Cash flows from operating activities:
Net income (loss)	$(56)	$5,308
Adjustments to reconcile net income (loss) to net
cash provided by operating activities:
Provision for loan losses	5,898	1,425
Writedown/ loss (gain) on sale of other real estate owned	1,615	(185)
Depreciation and amortization	1,007	1,036
Stock based compensation	94	92
Gains on sales and calls of investment securities	(5)	-
Amortization of discounts on investment securities	(168)	(127)
Increase in value of bank owned life insurance	(311)	(309)
Increase in accrued interest receivable and other assets	(627)	(1,061)
Decrease in accrued interest payable and other liabilities	(2,382)	(1,326)
Net cash provided by operating activities	5,065	4,853
Cash flows from investing activities:
Purchase of securities:
Available for sale	(16,366)	(4,644)
Proceeds from maturities and calls of securities:
Held to maturity	79	52
Available for sale	10,621	25,523
Purchase of FHLB stock	(43)	(3,667)
Net decrease (increase) in loans	21,514	(50,406)
Net proceeds from sale of other real estate owned	14,870	715
Premises and equipment expenditures	(4,130)	(6,334)
Net cash provided by (used in) investing activities	26,545	(38,761)
Cash flows from financing activities:
Net proceeds from exercise of stock options	885	37
Purchase of treasury shares	-	(1,305)
Net decrease in demand, money market and savings deposits	(7,705)	(26,640)
Net (decrease) increase in short term borrowings	(32,751)	8,712
Increase in other borrowings	25,000	-
Issuance of subordinated debt	11,135	5,155
Net increase (decrease) in time deposits	(43,663)	41,756
Net cash (used in) provided by financing activities	(47,099)	27,715
Decrease in cash and cash equivalents	(15,489)	(6,193)
Cash and cash equivalents, beginning of period	73,225	83,127
Cash and cash equivalents, end of period	$57,736	$76,934
Supplemental disclosure:
Interest paid	$20,716	$29,984
Taxes paid	$400	$2,625
Non-monetary transfers from loans to other real estate owned	$21,384	$-

(See notes to unaudited consolidated financial statements)

REPUBLIC FIRST BANCORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 1:  Organization

 Republic First Bancorp, Inc. (“the Company”) is a one-bank holding company organized and incorporated under the laws of the Commonwealth of Pennsylvania. It is comprised of one wholly owned subsidiary, Republic First Bank (“Republic”), a Pennsylvania state chartered bank. Republic offers a variety of banking services to individuals and businesses throughout the Greater Philadelphia and South Jersey area through its offices and branches in Philadelphia, Montgomery, Delaware, and Camden counties.

In third quarter 2008, BSC Services Corp. (“BSC”), a subsidiary of First Bank of Delaware, which was formerly a subsidiary of the Company, discontinued its operations.  BSC had provided data processing, accounting, human resources and compliance staffing to Republic.  Staff members previously employed through BSC are now employed directly by Republic.

The Company and Republic encounter vigorous competition for market share in the geographic areas they serve from bank holding companies, other community banks, thrift institutions and other non-bank financial organizations, such as mutual fund companies, insurance companies and brokerage companies.

The Company and Republic are subject to regulations of certain state and federal agencies. These regulatory agencies periodically examine the Company and its subsidiary for adherence to laws and regulations. As a consequence of such regulations and periodic examinations, the cost of doing business may be affected.

Note 2:  Summary of Significant Accounting Policies:

Basis of Presentation:

The consolidated financial statements include the accounts of the Company and Republic. The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X.  Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.  In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included.  Operating results for the three and nine month periods ended September 30, 2008 are not necessarily indicative of the results that may be expected for the year ending December 31, 2008. All significant inter-company accounts and transactions have been eliminated in the consolidated financial statements.

Risks and Uncertainties and Certain Significant Estimates:

The earnings of the Company depend on the earnings of Republic. Earnings are dependent primarily upon the level of net interest income, which is the difference between interest earned on its interest-earning assets, such as loans and investments, and the interest paid on its interest-bearing liabilities, such as deposits and borrowings. Accordingly, the results of operations are subject to risks and uncertainties surrounding their exposure to change in the interest rate environment.

Prepayments on residential real estate mortgage and other fixed rate loans and mortgage-backed securities vary significantly and may cause significant fluctuations in interest margins.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant estimates are made by management in determining the allowance for loan losses, carrying values of other real estate owned, other than temporary impairment of investment securities and the realization of deferred tax assets. Consideration is given to a variety of factors in establishing these estimates. In estimating the allowance for loan losses, management considers current economic conditions, diversification of the loan portfolio, delinquency statistics, results of internal loan reviews, borrowers’ perceived financial and managerial strengths, the adequacy of underlying collateral, if collateral dependent, or present value of future cash flows and other relevant factors. Because these estimates are dependent, to a great extent, on the general economy and other conditions that may be beyond Republic’s control, these estimates could differ materially in the near term.  In estimating the carrying values of other real estate owned, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value, less the cost to sell.  In estimating other than temporary impairment of investment securities, securities are evaluated on at least a quarterly basis, and more frequently when market conditions warrant such an evaluation, to determine whether a decline in their value is other-than-temporary.  To determine whether a loss in value is other-than-temporary, management utilizes criteria such as the reasons underlying the decline, the magnitude and duration of the decline and the intent and ability of the Company to retain its investment in the security for a period of time sufficient to allow for an anticipated recovery in the fair value.  The term “other-than-temporary” is not intended to indicate that the decline is permanent, but indicates that the prospects for a near-term recovery of value is not necessarily favorable, or that there is a lack of evidence to support a realizable value equal to or greater than the carrying value of investment.  Once a decline in value is determined to be other-than-temporary, the value of the security is reduced and a corresponding charge to earnings is recognized.  In evaluating our ability to recover deferred tax assets, management considers all available positive and negative evidence, including our past operating results and our forecast of future taxable income.  In determining future taxable income, management makes assumptions for the amount of taxable income, the reversal of temporary differences and the implementation of feasible and prudent tax planning strategies.  These assumptions require us to make judgments about our future taxable income and are consistent with the plans and estimates we use to manage our business.  Any reduction in estimated future taxable income may require us to record a valuation allowance against our deferred tax assets.  An increase in the valuation allowance would result in additional income tax expense in the period and could have a significant impact on our future earnings.

The Company and Republic are subject to federal and state regulations governing virtually all aspects of their activities, including but not limited to, lines of business, liquidity, investments, the payment of dividends, and others.  Such regulations and the cost of adherence to such regulations can have a significant impact on earnings and financial condition.

Share-Based Compensation:

At September 30, 2008, the Company maintains a Stock Option Plan and Restricted Stock Plan (the “Plan”) under which the Company grants options to its employees and directors.  No restricted stock awards have been made.  Under terms of the Plan, 1.5 million shares of common stock, plus an annual increase equal to the number of shares needed to restore the maximum number of shares that may be available for grant under the Plan to 1.5 million shares, are reserved for awards.  The Plan provides that the exercise price of each option granted equals the market price of the Company’s stock on the date of grant.  Any options granted vest within one to five years and have a maximum term of 10 years.  The Black-Sholes option pricing model is utilized to determine the fair market value of stock options.  In 2008 the following assumptions were utilized; a dividend yield of 0%; expected volatility of 24.98% to 34.52%; a risk-free interest rate of 3.08% to 3.69% and an expected life of 7.0 years.  In 2007 the following assumptions were utilized; a dividend yield of 0%; expected volatility of 25.24%; a risk-free interest rate of 4.70% and an expected life of 7.0 years.  A dividend yield of 0% is utilized, because cash dividends have never been paid.  The expected life reflects a 3 to 4 year “all or nothing” vesting period, the maximum ten year term and review of historical behavior.  The volatility was based on Bloomberg’s seven year volatility calculation for “FRBK” stock.  The risk-free interest rate is based on the seven year Treasury bond.  12,000 shares vested in the first nine months of 2008.  Expense is recognized ratably over the period required to vest.  There were 105,050 unvested options at January 1, 2008 with a fair value of $486,885 with $346,012 of that amount remaining to be recognized as expense.  At September 30, 2008, there were 170,550 unvested options with a fair value of $594,137 with $383,590 of that amount remaining to be recognized as expense. At that date, the intrinsic value of the 435,472 options outstanding was $670,680, while the intrinsic value of the 264,922 exercisable (vested) was $488,327. During the first nine months of 2008, 27,500 nonvested options were forfeited, with a weighted average grant fair value of $126,750.

A summary of the status of the Company’s stock options under the Plan as of September 30, 2008 and 2007 and changes during the nine months ended September 30, 2008 and 2007 are presented below:

	For the Nine Months Ended September 30,
	2008		2007
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding, beginning of year	737,841	$6.39	661,449	$5.55
Granted	105,000	6.62	99,000	11.77
Exercised	(294,042)	(3.01)	(15,067)	(2.42)
Forfeited	(113,327)	(8.90)	(6,050)	(12.14)
Outstanding, end of period	435,472	8.07	739,332	6.39
Options exercisable at period-end	264,922	7.47	634,282	5.50

Weighted average fair value of options granted during the period		$2.47		$4.61

	For the Nine Months Ended September 30,
	2008	2007
Number of options exercised	294,042	15,067
Cash received	$884,615	$36,413
Intrinsic value	862,833	115,589
Tax benefit	301,992	40,456

The following table summarizes information about options outstanding under the Plan as of September 30, 2008.

	Options outstanding			Options exercisable
Range of Exercise Prices	Shares	Weighted Average remaining contractual life (years)	Weighted Average exercise price	Shares	Weighted Average Exercise Price
$ 1.81	23,851	2.3	$1.81	23,851	$1.81
$ 2.77 to $3.96	12,813	1.9	3.48	12,813	3.48
$ 5.94 to $8.30	200,313	7.2	6.40	110,313	6.25
$ 9.94 to $12.14	198,495	7.3	10.81	117,945	10.41
	435,472		$8.07	264,922	$7.47

	For the Nine Months Ended,
	September 30, 2008
	Number of shares	Weighted average grant date fair value
Nonvested at beginning of year	105,050	$4.64
Granted	105,000	2.47
Vested	(12,000)	(2.04)
Forfeited	(27,500)	(4.61)
Nonvested at end of period	170,550	$3.48

During the three months ended September 30, 2008, $19,000 was recognized in compensation expense, with a 35% assumed tax benefit, for the Plan.  During the nine months ended September 30, 2008, $94,000 was recognized in compensation expense, with a 35% assumed tax benefit, for the Plan. During the three months ended September 30, 2007, $33,000 was recognized in compensation expense, with a 35% assumed tax benefit, for the Plan.  During the nine months ended September 30, 2007, $92,000 was recognized in compensation expense, with a 35% assumed tax benefit, for the Plan.

 Note 3:  Reclassifications

None

Note 4:  Recent Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 141 (R), Business Combinations.  This statement establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree.  The statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination.  The guidance will become effective as of the beginning of a company’s fiscal year beginning after December 15, 2008.  The new pronouncement will impact the Company’s accounting for business combinations completed beginning January 1, 2009.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements- an amendment of ARB No. 51.  This statement establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary.  The guidance will become effective as of the beginning of a company’s fiscal year beginning after December 15, 2008.  The company is currently evaluating the potential impact the new pronouncement will have on its consolidated financial statements.

In December 2007, the SEC issued SAB No. 110 which amends and replaces Question 6 of Section D.2 of Topic 14, Share-Based Payment, of the Staff Accounting Bulletin series.  Question 6 of Section D.2 of Topic 14 expresses the views of the staff regarding the use of the “simplified” method in developing an estimate of expected term of “plain vanilla” share options and allows usage of the “simplified” method for share option grants prior to December 31, 2007.  SAB 110 allows public companies which do not have historically sufficient experience to provide a reasonable estimate to continue use of the “simplified” method for estimating the expected term of “plain vanilla” share option grants after December 31, 2007.  SAB 110 is effective January 1, 2008.  The adoption did not have any effect on the Company’s financial position or results of operations.

In May 2008, the FASB issued FASB Staff Position (FSP) APB 14-1, "Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)" which clarifies the accounting for convertible debt instruments that may be settled in cash (including partial cash settlement) upon conversion.  The FSP requires issuers to account separately for the liability and equity components of certain convertible debt instruments in a manner that reflects the issuer's nonconvertible debt borrowing rate when interest cost is recognized.  The FSP requires bifurcation of a component of the debt, classification of that component in equity and the accretion of the resulting discount on the debt to be recognized as part of interest expense.  The FSP requires retrospective application to the terms of instruments as they existed for all periods presented.  The FSP is effective for fiscal years beginning after December 15, 2008, and interim periods within those years.  Early adoption is not permitted.  The Company is currently evaluating the potential impact the new pronouncement will have on its consolidated financial statements.

In June 2008, the FASB issued FASB Staff Position (FSP) EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities.”  This FSP clarifies that all outstanding unvested share-based payment awards that contain rights to nonforfeitable dividends participate in undistributed earnings with common shareholders.  Awards of this nature are considered participating securities and the two-class method of computing basic and diluted earnings per share must be applied.  This FSP is effective for fiscal years beginning after December 15, 2008.  The Company is currently evaluating the potential impact the new pronouncement will have on its consolidated financial statements.

In October 2008, the FASB issued FSP SFAS No. 157-3, “Determining the Fair Value of a Financial Asset When The Market for That Asset Is Not Active”  (FSP 157-3), to clarify the application of the provisions of SFAS 157 in an inactive market and how an entity would determine fair value in an inactive market.  FSP 157-3 is effective immediately and applies to our September 30, 2008 financial statements.  The application of the provisions of FSP 157-3 did not materially affect our results of operations or financial condition as of and for the periods ended September 30, 2008.

In September 2008, the FASB issued FSP 133-1 and FIN 45-4, “Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161” (FSP 133-1 and FIN 45-4).  FSP 133-1 and FIN 45-4 amends and enhances disclosure requirements for sellers of credit derivatives and financial guarantees.  It also clarifies that the disclosure requirements of SFAS No. 161 are effective for quarterly periods beginning after November 15, 2008, and fiscal years that include those periods.  FSP 133-1 and FIN 45-4 is effective for reporting periods (annual or interim) ending after November 15, 2008.  The implementation of this standard will not have a material impact on our consolidated financial position and results of operations.

Note 5:  Legal Proceedings

The Company and Republic are from time to time parties (plaintiff or defendant) to lawsuits in the normal course of business. While any litigation involves an element of uncertainty, management, after reviewing pending actions with legal counsel, is of the opinion that the liabilities of the Company and Republic, if any, resulting from such actions will not have a material effect on the financial condition or results of operations of the Company.

Note 6:  Segment Reporting

The Company has one reportable segment: community banking. The community bank segment primarily encompasses the commercial and consumer loan and deposit activities of Republic, primarily in the area surrounding its branches.

Note 7:  Earnings Per Share:

Earnings per share (“EPS”) consists of two separate components: basic EPS and diluted EPS. Basic EPS is computed by dividing net income by the weighted average number of common shares outstanding for each period presented. Diluted EPS is calculated by dividing net income by the weighted average number of common shares outstanding plus dilutive common stock equivalents (“CSEs”). CSEs consist of dilutive stock options granted through the Company’s stock option plan and convertible securities related to the trust preferred securities issuance in June 2008.  In the diluted EPS computation, the after tax interest expense on that trust preferred securities issuance is added back to net income.  That amounted to $150,000 in third quarter 2008.  Those securities were not outstanding in 2007. The following table is a reconciliation of the numerator and denominator used in calculating basic and diluted EPS. CSEs which are anti-dilutive are not included in the following calculation.  At September 30, 2008, there were 198,495 stock options to purchase common stock, which were excluded from the computation of earnings per share because the option price was greater than the average market price. At September 30, 2007, there were 264,842 stock options to purchase common stock, which were excluded from the computation of earnings per share because the option price was greater than the average market price.  The following tables are a comparison of EPS for the three months ended September 30, 2008 and 2007.  EPS has been restated for a stock dividend paid on April 17, 2007.

Three months ended September 30,	2008		2007

Net Income	$1,533,000		$1,236,000
		Per		Per
Weighted average shares	Shares	Share	Shares	Share
for period	10,581,435		10,344,662
Basic EPS		$0.14		$0.12
Add common stock equivalents representing dilutive stock options	1,728,926		253,557
Effect on basic EPS of dilutive CSE		$-		$-
Equals total weighted average
shares and CSE (diluted)	12,310,361		10,598,219
Diluted EPS		$0.14		$0.12

The following tables are a comparison of EPS for the nine months ended September 30, 2008 and 2007.  EPS has been restated for a stock dividend paid on April 17, 2007.

Nine months ended September 30,	2008		2007

Net Income	$(56,000)		$5,308,000
		Per		Per
	Shares	Share	Shares	Share
Weighted average shares
for period	10,463,331		10,413,044
Basic EPS		$(0.01)		$0.51
Add common stock equivalents representing dilutive stock options	766,725		284,577
Effect on basic EPS of dilutive CSE		$-		$(0.01)
Equals total weighted average
shares and CSE (diluted)	11,230,056		10,697,621
Diluted EPS		$(0.01)		$0.50

Note 8:  Fair Value of Financial Instruments:

SFAS No.157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under SFAS No.157 are described below:

Basis of Fair Value Measurement:

    Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
    Level 2 – Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability;
    Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and observable (i.e., supported by little or no market activity).

A financial instrument’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

     The Company’s cash instruments are generally classified within level 1 or level 2 of the fair value hierarchy because they are valued using quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency.

     The types of instruments valued based on quoted market prices in active markets include all of the Company’s U.S. government and agency securities, municipal obligations and corporate bonds and trust preferred securities. Such instruments are generally classified within level 1 or level 2 of the fair value hierarchy. As required by SFAS No. 157, the Bank does not adjust the quoted price for such instruments.

     The types of instruments valued based on quoted prices in markets that are not active, broker or dealer quotations, or alternative pricing sources with reasonable levels of transparency for securities which the bank owns may include investment- grade corporate bonds, municipal obligations, and trust preferred securities. Such instruments are generally classified within level 2 of the fair value hierarchy.

      Level 3 is for positions that are not traded in active markets or are subject to transfer restrictions, and may be adjusted to reflect illiquidity and/or non-transferability, with such adjustment generally based on available market evidence. In the absence of such evidence, management’s best estimate is used. Subsequent to inception, management only changes level 3 inputs and assumptions when corroborated by evidence such as transactions in similar instruments, completed or pending third-party transactions in the underlying investment or comparable entities, subsequent rounds of financing, recapitalizations and other transactions across the capital structure, offerings in the equity or debt markets, and changes in financial ratios or cash flows.

The Company’s investment securities classified as available for sale were accounted for at fair values as of September 30, 2008 by level within the fair value hierarchy as follows: Quoted Prices in Active Markets for Identical Assets (Level 1) $75.6 million; Significant Other Observable Inputs (Level 2) $3.9 million; Significant Unobservable Inputs (Level 3) $6.8 million.   The Level 3 investment securities classified as available for sale are comprised of various issues of bank pooled trust preferred securities with a fair value of $6.8 million at September 30, 2008.  These were classified as Level 2 investment securities available for sale at June 30, 2008.  Bank pooled trust preferred consists of the debt instruments of various banks, diversified by the number of participants in the security as well as geographically.  The securities are performing according to terms, however the secondary market for such securities has become inactive, and such securities are therefore classified as Level 3 securities.  The resulting fair value analysis was based on a cash flow analysis of comparably rated securities.  At June 30, 2008, the fair value of these securities was $7.9 million.  The Company’s other real estate owned was accounted for at fair values as of September 30, 2008 as follows:  Significant Unobservable Inputs (Level 3) $8.6 million.  As required by SFAS No. 157, financial assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

      The following table is an analysis of the change in Other Real Estate Owned for the nine months ended September 30, 2008.

Dollars in millions
2008
Balance at January 1,	$3.7
Additions, net	21.4
Sales	(14.9)
Writedowns/losses on sales	(1.6)
Balance at September 30,	$8.6

Note 9:  Convertible Trust Preferred Securities

The Company caused the issuance of $10.8 million of convertible trust preferred securities in June 2008 as part of the Company’s strategic capital plan.  The securities were purchased by various investors, including Vernon W. Hill, II ($7.8 million) and Harry D. Madonna ($3.0 million), Chairman, President and Chief Executive Officer of the Company.

The trust preferred securities and related subordinated debentures pay interest at an annual rate of 8.0%, have a conversion price of $6.50, and are convertible into 1.7 million shares of common stock.  The trust preferred securities have a term of 30 years and will be callable after the fifth year.  The securities will be convertible into common shares anytime after June 30, 2009 at the option of the purchaser and under certain conditions prior to June 30, 2009.  The issuer will also retain certain option conversion triggers after the fifth year.

Republic First Capital Trust IV (“RFCT”), which issued the securities, holds, as its sole asset, the subordinated debentures issued by the Company in June 2008.  The common securities of RFCT are held by the Company.  The Company does not consolidate the RFCTs.  The non-consolidation results in the investment in the common securities of the RFCT to be included in other assets with a corresponding increase in outstanding debt of $335,000 at September 30, 2008, which represents the subordinated debentures supporting the common securities.

Annex A

AGREEMENT AND PLAN OF MERGER

Between

PENNSYLVANIA COMMERCE BANCORP, INC.

and

REPUBLIC FIRST BANCORP, INC.

Dated as of November 7, 2008

A-i

A-ii

A-iii

Exhibit A                      -           Form of Voting Agreement – (Omitted, see Annexes B-1 and B-2)

Exhibit B                      -           Form of Employment Agreement – (Omitted, see Exhibit 10.1 to Pennsylvania Commerce’s Registration Statement on Form S-4 filed with the Securities and Exchange Commission on December 17, 2008)

A-iv

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of November 7, 2008, is entered into between Pennsylvania Commerce Bancorp, Inc., a Pennsylvania corporation (“Parent”), and Republic First Bancorp, Inc., a Pennsylvania corporation (the “Company”).

WHEREAS, the Boards of Directors of Parent and the Company have determined that it is in the best interests of their respective companies and their shareholders to consummate the business combination transaction provided for herein in which the Company will, subject to the terms and conditions set forth herein, merge with and into Parent (the “Merger”);

WHEREAS, the parties desire that immediately following the Merger that Commerce Bank/Harrisburg, a bank organized under the Pennsylvania Banking Code of 1965 and a wholly-owned subsidiary of Parent (the “Parent Bank”), and Republic First Bank, a bank organized under the Pennsylvania Banking Code of 1965 and a wholly-owned subsidiary of the Company (the “Company Bank”), shall continue to operate as two stand-alone bank subsidiaries of Parent; and

WHEREAS, as a condition to the willingness of the parties to enter into this Agreement, each director of Parent has entered into a voting agreement with the Company, and each director of the Company has entered into a voting agreement with Parent, in each case dated as of the date hereof and in the form attached hereto as Exhibit A, pursuant to which each such director has agreed, among other things, to vote all shares of the capital stock of Parent or the Company, as applicable, which he or she owns in favor of the approval of this Agreement and the transactions contemplated hereby, upon the terms and subject to the conditions set forth in such voting agreement; and

WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

DEFINITIONS

In addition to terms defined elsewhere in this Agreement, the following terms shall have the meanings set forth below, unless the context requires otherwise:

“2007 Audited Financial Statements” has the meaning given to that term in Section 4.7 of this Agreement.

“2007 Parent Audited Financial Statements” has the meaning given to that term in Section 5.7 of this Agreement.

“Agreement” means this Agreement and Plan of Merger.

“Articles of Merger” has the meaning given to that term in Section 1.2 of this Agreement.

“Authorized Shares Amendment” means an amendment to the Parent’s Articles of Incorporation, pursuant to which the number of shares of common stock which Parent is authorized to issue is increased from 10,000,000 to 25,000,000.

“Average Closing Price” means the average of the last reported sale prices per share of Parent Common Stock as reported on the NASDAQ Stock Market (as reported in The Wall Street Journal or, if not reported therein, in another mutually agreed upon authoritative source) for the twenty consecutive trading days immediately preceding the Determination Date.

“BHC Act” means the Bank Holding Company Act of 1956, as amended.

“Break-up Fee” has the meaning given to that term in Section 7.4(e) of this Agreement.

“Certificate” has the meaning given to that term in Section 1.4(b) of this Agreement.

“Closing” has the meaning given to that term in Section 10.1 of this Agreement.

“Closing Date” has the meaning given to that term in Section 10.1 of this Agreement.

“Closing Deadline” has the meaning given to that term in Section 9.1(c) of this Agreement.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” means Republic First Bancorp, Inc., a Pennsylvania corporation.

“Company Bank” has the meaning given to that term in the foregoing recitals.

“Company Common Stock” has the meaning given to that term in Section 1.4(a) of this Agreement.

“Company Convertible Securities” has the meaning given to that term in Section 1.5(b) of this Agreement.

“Company Disclosure Schedule” has the meaning given to that term in Article III of this Agreement.

“Company Employees” has the meaning given to that term in Section 7.10(a) of this Agreement.

“Company Option” has the meaning given to that term in Section 1.5(a) of this Agreement.

“Company Option Plan” has the meaning given to that term in Section 1.5(a) of this Agreement.

“Company Reports” has the meaning given to that term in Section 4.5 of this Agreement.

“Company Trust” or collectively “Company Trusts” means each of the following Delaware statutory business trusts, the common securities of which are held by the Company: Republic Capital Trust II, Republic Capital Trust III and Republic First Bancorp Capital Trust IV.

“Company Trust Preferred Securities” means the capital securities issued by the Company Trusts.

“Company’s Counsel” has the meaning given to that term in Section 8.3(d) of this Agreement.

“Company Loans” has the meaning given to that term in Section 4.20(a) of this Agreement.

“Confidentiality Agreement” has the meaning given to that term in Section 7.3(b) of this Agreement.

“Determination Date”  means the third calendar day immediately prior to the Effective Time, or if such calendar day is not a trading day on the NASDAQ Stock Market, then the trading day immediately preceding such calendar day.

“DPC Shares” has the meaning given to that term in Section 1.4(d) of this Agreement.

“ERISA” means Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to any entity, any other entity that together with the first entity would be deemed a “single employer” within the meaning of Section 4001(b) of ERISA.

“Effective Time” has the meaning given to that term in Section 1.2 of this Agreement.

“Environmental Laws” has the meaning given to that term in Section 4.17(a) of this Agreement.

“Exchange Act” has the meaning given to that term in Section 1.5(b) of this Agreement.

“Exchange Agent” has the meaning given to that term in Section 2.1 of this Agreement.

“Exchange Fund” has the meaning given to that term in Section 2.1 of this Agreement.

“Exchange Ratio” has the meaning given to that term in Section 1.4(a) of this Agreement.

“FDIC” means Federal Deposit Insurance Corporation.

“Federal Reserve Board” means Board of Governors of the Federal Reserve System.

“Financial Statements” has the meaning given to that term in Section 4.9(a) of this Agreement.

“GAAP” means United States generally accepted accounting principles.

“Governmental Entity” has the meaning given to that term in Section 4.4 of this Agreement.

“IRS” means Internal Revenue Service.

“Indemnified Parties” has the meaning given to that term in Section 7.10(a) of this Agreement.

“Injunction” has the meaning given to that term in Section 8.1(f) of this Agreement.

“June 30 Parent Unaudited Financial Statements” has the meaning given to that term in Section 5.7 of this Agreement.

“June 30 Unaudited Financial Statements” has the meaning given to that term in Section 4.7 of this Agreement.

“KBW” means Keefe, Bruyette & Woods, Inc.

“Material Adverse Effect” has the meaning given to that term in Section 4.1(a) of this Agreement.

“Merger” has the meaning given to that term in the foregoing recitals.

“Merger Consideration” has the meaning given to that term in Section 1.4(a) of this Agreement.

“Option Plan Amendment” means an amendment to the Company’s Amended and Restated Stock Option Plan and Restricted Stock Plan to waive the requirement that participants in such plan exercise or lose their option awards within ten days of receiving notice from the Company of the effective date of the Merger.

“Parent” means Pennsylvania Commerce Bancorp, Inc., a Pennsylvania corporation.

“Parent Bank” has the meaning given to that term in the foregoing recitals.

“Parent Loans” has the meaning given to that term in Section 5.20(a) of this Agreement.

“Parent Plans” has the meaning given to that term in Section 5.12(a) of this Agreement.

“Parent Disclosure Schedule” has the meaning given to that term in Article III of this Agreement.

“Parent Financial Statements” has the meaning given to that term in Section 5.7 of this Agreement.

“Parent Reports” has the meaning given to that term in Section 5.5 of this Agreement.

“Parent’s Counsel” has the meaning given to that term in Section 8.2(e) of this Agreement.

“PBCL” has the meaning given to that term in Section 1.1 of this Agreement.

“PBGC” means Pension Benefit Guaranty Corporation.

“Plans” has the meaning given to that term in Section 4.12(a) of this Agreement.

“Proxy Statement-Prospectus” has the meaning given to that term in Section 7.1(a) of this Agreement.

“Representatives” has the meaning given to that term in Section 7.5(a) of this Agreement.

“Regulatory Agency” has the meaning given to that term in Section 4.6 of this Agreement.

“Requisite Regulatory Approvals” has the meaning given to that term in Section 8.1(d) of this Agreement.

“Retention Plan” has the meaning given to that term in Section 7.10(c) of this Agreement.

“S-4” has the meaning given to that term in Section 4.13 of this Agreement.

“Sandler” means Sandler O’Neill Partners, L.P.

“Severance Plan” has the meaning given to that term in Section 7.10(c) of this Agreement.

“Specified Awards” means those Company Options listed in Section 1.5(a) of the Company Disclosure Schedule.

“State Regulator” has the meaning given to that term in Section 4.6 of this Agreement.

“Subsidiary” has the meaning given to that term in Section 4.1(b) of this Agreement.

“Surviving Corporation” has the meaning given to that term in Section 1.1 of this Agreement.

“Tax Return” means any return, report, information return or other document (including any related or supporting information) with respect to Taxes.

“Taxes” means all taxes, charges, fees, levies, penalties or other assessments imposed by any United States federal, state, local or foreign taxing authority, including income, gross profits, excise, property, sales, transfer, franchise, payroll, withholding, unclaimed property, social security or other taxes, including any interest, penalties or additions attributable thereto.

“Trust IV Documents” means the Amended and Restated Declaration of Trust of Republic First Bancorp Capital Trust IV dated June 10, 2008, the Indenture, dated as of June 10, 2008, between the Company and Wilmington Trust Company, a Delaware banking corporation, and the related documents described in each of them.

ARTICLE I

THE MERGER

1.1.                      The Merger.  Subject to the terms and conditions of this Agreement, in accordance with the Pennsylvania Business Corporation Law (the “PBCL”), at the Effective Time (as defined in Section 1.2 hereof), the Company shall merge with and into Parent.  Parent shall be the surviving corporation (hereinafter sometimes called the “Surviving Corporation”) in the Merger, and shall continue its corporate existence under the laws of the Commonwealth of Pennsylvania.  Upon consummation of the Merger, the separate corporate existence of the Company shall cease.

1.2.                      Effective Time.  Subject to the provisions of this Agreement, articles of merger complying with the PBCL (the “Articles of Merger”) shall be duly prepared, executed and delivered for filing with the Department of State of the Commonwealth of Pennsylvania (the “Department”) on the Closing Date (as defined in Section 10.1 hereof).  The Merger shall become effective at such time as the Articles of Merger are filed by the Department or at such later time as may be specified in the Articles of Merger (such time being the “Effective Time”).

1.3.                      Effects of the Merger.  At and after the Effective Time, the Merger shall have the effects set forth in Section 1929 of the PBCL.

1.4.                      Conversion of Company Common Stock.

(a)                      At the Effective Time, subject to the other provisions of this Article I and Sections 2.2(f) and 9.1(g) hereof, each share of the common stock, $0.01 par value per share, of the Company (the “Company Common Stock”) issued and outstanding immediately prior to the Effective Time (other than shares of Company Common Stock held directly or indirectly by Parent or the Company or any of their respective Subsidiaries (as defined below) (except for DPC Shares, as such term is defined in Section 1.4(d) hereof)) shall, by virtue of this Agreement and without any action on the part of the holder thereof, cease to be outstanding and be converted into the right to receive a fraction (subject to adjustment as provided for herein, the “Exchange Ratio”) of a share of Parent Common Stock, calculated as of the Determination Date, whose numerator is $10.00 and whose denominator is the Average Closing Price, provided, however, that in no event shall the Exchange Ratio be greater than 0.38 or less than 0.34 (the “Merger Consideration”).

(b)                      All of the shares of Company Common Stock converted into the Merger Consideration pursuant to this Article I shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of a certificate or direct registration statement previously representing any such shares of Company Common Stock (each a “Certificate”) shall thereafter cease to have any rights with respect to such securities, except the right to receive (i) the Merger Consideration, (ii) any dividends and other distributions in accordance with Section 2.2(c) hereof, and (iii) any cash to be paid in lieu of any fractional share of Parent Common Stock in accordance with Section 2.2(f) hereof.

(c)                      If, between the date of this Agreement and the Effective Time, the shares of Parent Common Stock shall be changed into a different number or class of shares by reason of any reclassification, recapitalization, split-up, combination, exchange of shares or readjustment, or a stock dividend thereon shall be declared with a record date within such period, proportionate adjustments shall be made to the Exchange Ratio and any references in this Agreement to “Exchange Ratio” shall thereafter be deemed to refer to the Exchange Ratio after giving effect to any adjustment made pursuant to this Section 1.4(c).

(d)                      At the Effective Time, all shares of Company Common Stock that are owned directly or indirectly by Parent or the Company or any of their respective Subsidiaries (other than shares of Company Common Stock held by Parent or the Company or any of their respective Subsidiaries in respect of a debt previously contracted (any such shares of Company Common Stock, and shares of Parent Common Stock which are similarly held, whether held directly or indirectly by Parent or the Company, being referred to herein as “DPC Shares”)) shall be cancelled and shall cease to exist, and no stock of Parent, cash or other consideration shall be delivered in exchange therefor.  All shares of Parent Common Stock that are owned by the Company or any of its Subsidiaries shall become treasury stock of Parent.

1.5.                      Option Plans; Stock Options; Other Convertible Securities.

(a)                      Each stock option to purchase Company Common Stock (a “Company Option”) and the Company’s Amendment and Restatement No. 3 to the Stock Option Plan and Restricted Stock Plan of Republic First Bancorp, Inc. (the “Company Option Plan”), shall be assumed by Parent in a transaction described in Section 409A or Section 424(a), as applicable, of the Code, subject, in the event the Option Plan Amendment is submitted to a vote of the Company’s shareholders, to the approval of the Option Plan Amendment by the Company’s shareholders.  Each Company Option so assumed by Parent under this Agreement will continue to have, and be subject to, the same terms and conditions of such Company Option immediately prior to the Effective Time, except that (i) each Company Option (other than the Specified Awards) will be fully vested and immediately exercisable (regardless of the vested status of such Company Option immediately prior to the Effective Time) for that number of shares of Parent Common Stock equal to the product of the number of shares of Company Common Stock that were issuable upon exercise of such Company Option immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole number of shares of Parent Common Stock, and (ii) the per share exercise price for the shares of Parent Common Stock issuable upon the exercise of such assumed Company Option will be equal to the quotient determined by dividing the exercise price per share of Company Common Stock at which such Company Option was exercisable immediately prior to the Effective Time by the Exchange Ratio, rounded up to the nearest whole cent.  If deemed necessary or appropriate by the Company and Parent, the Company shall submit the Option Plan Amendment to a vote of the Company’s shareholders at the Company Shareholder Meeting and shall use its best efforts to obtain approval of the Option Plan Amendment by the Company’s shareholders.  If the Option Plan Amendment is submitted to a vote of the Company’s shareholders and the Company’s shareholders do not approve the Option Plan Amendment, the holder of each Company Option shall have only those rights with respect to such Company Option as are provided under the applicable award, the Company Option Plan and applicable law.  If it is not deemed necessary or appropriate to submit the Option Plan Amendment to a vote of the Company's shareholders, or if the Option Plan Amendment is submitted to a vote of the Company's shareholders and is approved by the Company's shareholders, then, in either case, promptly after the Effective Time, Parent shall deliver or shall cause the Surviving Corporation to deliver to the holders of Company Options, notices describing the conversion of such Company Options into Parent Options.  The agreements evidencing the Company Options shall continue in effect on the same terms and conditions (modified as described in this Section 1.5(a)) and Parent shall comply with such terms.  Prior to the Effective Time, Parent shall reserve for issuance the number of shares of Parent Common Stock necessary to satisfy Parent’s obligations under this Section 1.5(a).  As soon as practicable after the Effective Time, Parent shall file a registration statement or statements on Form S-8 (or any successor form) with respect to the shares of Parent Common Stock subject to Company Options assumed by Parent pursuant to this Agreement.

(b)                      At and after the Effective Time, the outstanding convertible Company Trust Preferred Securities and the Company’s outstanding Fixed Rate Junior Subordinated Convertible Debt Securities due 2038 (collectively, the “Company Convertible Securities”) shall be convertible (in accordance with the provisions of the Trust IV Documents) into that number of shares of Parent Common Stock equal to the product of the number of shares of Company Common Stock into which such Company Convertible Securities could have been converted immediately prior to the Effective Time, multiplied by the Exchange Ratio, rounded down to the nearest whole number of shares of Parent Common Stock, subject to adjustment for events subsequent to the Effective Time.  Parent shall make or shall cause the Surviving Corporation to deliver to the holders of Company Convertible Securities notices describing the effects of the Merger on such Company Convertible Securities.  The Trust IV Documents shall continue in effect on the same terms and conditions (modified as described in this Section 1.5(b) and supplemented by any supplemental indenture with the trustee of the applicable Company Trust) and Parent shall comply or shall cause the Surviving Corporation to comply with such terms.  Prior to the Effective Time, Parent shall reserve for issuance the number of shares of Parent Common Stock necessary to satisfy Parent’s obligations under this Section 1.5(b).

(c)                      Prior to the Effective Time, Parent and the Company shall take all such steps as may be required to cause any acquisitions of Parent equity securities (including derivative securities with respect to any Parent equity securities) and dispositions of Company equity securities (including derivative securities with respect to any Company equity securities) resulting from the transactions contemplated by this Agreement by each individual who is anticipated to be subject to the reporting requirements of Section 16(a) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), with respect to Parent or who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

1.6.                      Parent Common Stock.  Except for shares of Parent Common Stock owned by the Company or any of its Subsidiaries (other than DPC Shares), which shall be converted into treasury stock of Parent as contemplated by Section 1.4 hereof, the shares of Parent Common Stock issued and outstanding immediately prior to the Effective Time shall be unaffected by the Merger and such shares shall remain issued and outstanding.

1.7.                      Articles of Incorporation.  At the Effective Time, the Articles of Incorporation of Parent, as in effect immediately prior to the Effective Time, as amended by the Authorized Share Amendment, shall be the Articles of Incorporation of the Surviving Corporation.

1.8.                      Bylaws.  At the Effective Time, the Bylaws of Parent, as in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Corporation until thereafter amended in accordance with applicable law.

1.9.                      Directors and Officers.

(a)                      At and after the Effective Time, the directors of Parent shall consist of the Parent Directors and Company Directors who shall continue as or become directors of Parent in accordance with Section 7.13 hereof, each to hold office in accordance with the Articles of Incorporation and Bylaws of the Surviving Corporation until their respective successors are duly elected or appointed and qualified.

(b)                      The officers of Parent immediately prior to the Effective Time shall be the officers of the Surviving Corporation, each to hold office in accordance with the Articles of Incorporation and Bylaws of the Surviving Corporation until their respective successors are duly elected or appointed and qualified.

1.10.                      Tax Consequences.  It is intended that the Merger shall constitute a reorganization within the meaning of Section 368(a) of the Code and that this Agreement shall constitute a plan of reorganization for the purposes of Section 368 of the Code and the Treasury Regulations thereunder.

ARTICLE II

EXCHANGE OF SHARES

2.1.                      Parent to Make Shares and Cash Available.  At or prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with a bank or trust company (which may be a Subsidiary of Parent) (the “Exchange Agent”) selected by Parent and reasonably satisfactory to the Company, for the benefit of the holders of Certificates, for exchange in accordance with this Article II (i) certificates representing the shares of Parent Common Stock to be issued pursuant to Section 1.4 and Section 2.2(a) in exchange for outstanding shares of Company Common Stock and (ii) the cash in lieu of fractional shares to be paid in accordance with Section 2.2(f) hereof. Such cash and certificates for shares of Parent Common Stock, together with any dividends or distributions with respect thereto, are hereinafter referred to as the “Exchange Fund.”

2.2.                      Exchange of Shares.

(a)                      As soon as practicable after the Effective Time, and in no event more than three business days thereafter, the Exchange Agent shall mail to each holder of record of a Certificate or Certificates a form letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration.  The Exchange Agent shall request street name or nominee record holders to forward the letter of transmittal and instructions to the appropriate beneficial owner(s) of the shares of Company Common Stock represented by such Certificate or Certificates.  The Company shall have the right to review both the letter of transmittal and the instructions prior to the Effective Time and provide reasonable comments thereon.

(b)                      Upon surrender of a Certificate or Certificates for exchange and cancellation to the Exchange Agent, together with a properly executed letter of transmittal, the holder of such Certificate or Certificates shall be entitled to receive in exchange therefor (i) a certificate representing that number of whole shares of Parent Common Stock which such holder of Company Common Stock became entitled to receive pursuant to the provisions of Article I hereof and/or (ii) the amount of cash in lieu of fractional shares, if any, which such holder has the right to receive in respect of the

Certificate or Certificates surrendered pursuant to Section 2.2(f).  The Certificate or Certificates so surrendered shall forthwith be cancelled.  At Parent’s option, the shares of Parent Common Stock which such holder of Company Common Stock became entitled to receive shall be uncertificated and registered on the stock books of Parent without the issuance of a certificate; however, a certificate shall be issued upon such holder’s request. No interest will be paid or accrued on the cash in lieu of fractional shares or the unpaid dividends and distributions, if any, payable to holders of Certificates.

(c)                      No dividends or other distributions declared after the Effective Time with respect to Parent Common Stock and payable to the holders of record thereof shall be paid to the holder of any unsurrendered Certificate until the holder thereof shall surrender such Certificate in accordance with this Article II.  After the surrender of a Certificate in accordance with this Article II, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to shares of Parent Common Stock issuable in exchange for such Certificate.

(d)                      If any certificate representing shares of Parent Common Stock is to be issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it shall be a condition of the issuance thereof that the Certificate so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such exchange shall (i) pay to the Exchange Agent in advance any transfer or other Taxes required by reason of the issuance of a certificate representing shares of Parent Common Stock in any name other than that of the registered holder of the Certificate surrendered (ii) establish to the satisfaction of the Exchange Agent that any applicable tax has been paid or that no tax is payable with respect thereto.

(e)                      After the Effective Time, there shall be no transfers on the stock transfer books of the Company of the shares of Company Common Stock which were issued and outstanding immediately prior to the Effective Time.  If, after the Effective Time, Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for shares of Parent Common Stock and/or cash in lieu of fractional shares as provided in this Article II.

(f)                      Notwithstanding anything to the contrary contained herein, no certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates, no dividend or distribution with respect to Parent Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of Parent.  In lieu of the issuance of any such fractional share, Parent shall pay to each former shareholder of the Company who otherwise would be entitled to receive a fractional share of Parent Common Stock an amount in cash determined by multiplying (i) the Average Closing Price by (ii) the fraction of a share of Parent Common Stock which such holder would otherwise be entitled to receive pursuant to Section 1.4 hereof.

(g)                      Any portion of the Exchange Fund that remains unclaimed by the shareholders of the Company for 12 months after the Effective Time shall be paid to Parent.  Any shareholders of the Company who have not theretofore complied with this Article II shall thereafter look only to Parent for payment of the Merger Consideration, the cash in lieu of fractional shares and/or the unpaid dividends and distributions on the Parent Common Stock deliverable in respect of each share of Company Common Stock such shareholder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of Parent, the Company, the Exchange Agent or any other person shall be liable to any former holder of shares of Company Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

(h)                      In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such person of a bond in such amount as Parent may reasonably direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration deliverable in respect thereof pursuant to this Agreement.

ARTICLE III

DISCLOSURE SCHEDULES

Prior to the execution and delivery of this Agreement, the Company has delivered to Parent, and Parent has delivered to the Company, a schedule (in the case of the Company, the “Company Disclosure Schedule,” and in the case of Parent, the “Parent Disclosure Schedule”) setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more of such party’s representations or warranties contained in Article IV, in the case of the Company, or Article V, in the case of Parent, or to one or more of such party’s covenants contained in Articles VI or VII.

The Company Disclosure Schedule and Parent Disclosure Schedule are qualified in their entirety by reference to specific provisions of this Agreement and are not intended to constitute, and shall not be construed as constituting, representations and warranties of the Company or Parent, as applicable, except as and to the extent provided in this Agreement.  If and to the extent any information required to be furnished in any Schedule is contained in this Agreement or disclosed on any of these Schedules, such information shall be deemed to be included in all Schedules in which the information is required to be included and all other Schedules.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Subject to Article III and the Company Disclosure Schedule, the Company hereby represents and warrants to Parent as follows:

4.1.                      Corporate Organization.

(a)                      The Company is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania.  The Company has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be licensed or qualified would not have a Material Adverse Effect (as defined below) on the Company.  The Company is duly registered as a bank holding company under the BHC Act.  The Articles of Incorporation and Bylaws of the Company, copies of which have previously been made available to Parent, are true and correct copies of such documents as in effect as of the date of this Agreement.  As used in this Agreement, the term “Material Adverse Effect” means, with respect to Parent or the Company, as the case may be, a material adverse effect on (i) the business, results of operations or financial condition of such party and its Subsidiaries taken as a whole, other than any such effect attributable to or resulting from (1) any change following the date of this Agreement in banking or similar laws, rules or regulations of general applicability or interpretations thereof by courts or governmental authorities, (2) any change or the effectiveness of any change following the date of this Agreement in GAAP or regulatory accounting principles applicable to banks, thrifts or their holding companies generally, (3) changes following the date of this Agreement attributable to or resulting from changes in general economic conditions, including changes in the prevailing level of interest rates, (4) any action or omission of the Company or Parent, or any of the respective Subsidiaries of either of them, taken in accordance with the terms of this Agreement or with the prior written consent of the other party hereto, (5) any expenses incurred by such party in connection with this Agreement or the transactions contemplated hereby, (6) the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence, after the date hereof, of any military or terrorist attack upon or within the United States, or any of its territories, possessions or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States, except to the extent that such engagement or occurrence has a disproportionate adverse effect on such party, or (7) the announcement of this Agreement and of the transactions contemplated by this Agreement, or (ii) the ability of such party and its Subsidiaries to consummate the transactions contemplated hereby.

(b)                      The Company Bank is a commercial bank duly organized, validly existing and in good standing under the laws of Commonwealth of Pennsylvania.  The deposit accounts of the Company Bank are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by law, and all premiums and assessments required to be paid in connection therewith have been paid.  The Company’s other Subsidiaries are duly organized, validly existing and in good standing under the laws of their respective jurisdictions of incorporation or organization.  Each of the Company’s Subsidiaries has the corporate (or equivalent) power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or the location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be licensed or qualified would not have a Material Adverse Effect on such Subsidiary.  The articles of incorporation, bylaws and similar governing documents of each Subsidiary of the Company, copies of which have previously been made available to Parent, are true and correct copies of such documents as in effect as of the date of this Agreement.  As used in this Agreement, the word “Subsidiary” when used with respect to any party means any corporation, limited liability company, partnership or other organization, whether incorporated or unincorporated, which is consolidated with such party for financial reporting purposes and also includes any statutory trust, if such trust is not consolidated for financial reporting.

(c)                      The minute books of the Company and each of its Subsidiaries contain true and correct records of all meetings and other corporate (or equivalent) actions held or taken since January 1, 2005 through September 30, 2008 of their respective shareholders, members or partners, as the case may be, and Boards of Directors or similar governing authority (including committees thereof).

4.2.                      Capitalization.

(a)                      As of the date of this Agreement, the authorized capital stock of the Company consists of 20,000,000 shares of Company Common Stock, $0.01 par value per share and 10,000,000 shares of preferred stock, $0.01 par value per share.  As of October 31, 2008, there were 10,614,950 shares of Company Common Stock issued and outstanding, no shares of preferred stock of the Company issued or outstanding and 416,303 shares of Company Common Stock held in the Company’s treasury.  As of the date of this Agreement, there were no shares of Company Common Stock reserved for issuance upon exercise of outstanding stock options or otherwise except for 1,540,000 shares of Company Common Stock reserved pursuant to the Company Option Plan and 1,661,538 shares of Company Common Stock reserved for issuance upon the conversion of the outstanding convertible Company Trust Preferred Securities.  All of the issued and outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof.  Except as referred to above or reflected in Section 4.2(a) of the Company Disclosure Schedule, the Company does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of Company Common Stock or any other equity security of the Company or any securities representing the right to purchase or otherwise receive any shares of Company Common Stock or any other equity security of the Company.  As of the date of this Agreement, the names of the optionees or grantees of restricted stock, the grant date of each option to purchase Company Common Stock or restricted stock grant, the number of shares subject to each such option or grant, the restriction period of each restricted stock grant and the price at which each such option may be exercised under the Company Option Plans are set forth in Section 4.2(a) of the Company Disclosure Schedule. Each Company Option was granted with an exercise price of not less than fair market value of a share of Company Common Stock as of the date such Company Option was granted and there has been no backdating of any Company Option.

(b)                      Section 4.2(b) of the Company Disclosure Schedule sets forth a true and correct list of all of the Subsidiaries of the Company.  Except for the Company Trust Preferred Securities and as set forth in Section 4.2(b) of the Company Disclosure Schedule, the Company owns, directly or indirectly, all of the issued and outstanding shares of the capital stock or other equity interests of each of such Subsidiaries, free and clear of all liens, charges, encumbrances and security interests whatsoever, and all of such shares or equity interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof.  No Subsidiary of the Company, other than the Company Trusts, is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity interest of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity interest of such Subsidiary.

4.3.                      Authority; No Violation.

(a)                      The Company has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby.  The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of the Company.  The Board of Directors of the Company has directed that this Agreement and the transactions contemplated hereby be submitted to the Company’s shareholders for approval and adoption at a meeting of such shareholders and, except for the approval and adoption of this Agreement by the requisite vote of the Company’s shareholders, no other corporate proceedings on the part of the Company are necessary to approve and adopt this Agreement and to consummate the Merger.  This Agreement has been duly and validly executed and delivered by the Company and (assuming due authorization, execution and delivery by Parent) this Agreement constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency, receivership and similar laws affecting creditors’ rights and remedies generally.

(b)                      Except as may be set forth in Section 4.3(b) of the Company Disclosure Schedule, neither the execution and delivery of this Agreement by the Company, nor the consummation by the Company of the transactions contemplated hereby, nor compliance by the Company with any of the terms or provisions hereof, will (i) violate any provision of the Articles of Incorporation or Bylaws of the Company or the articles of incorporation, bylaws or similar governing documents of any of its Subsidiaries, or (ii) assuming that the consents and approvals referred to in Section 4.4 hereof are duly obtained, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to the Company or any of its Subsidiaries, or any of their respective properties or assets, or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any lien, pledge, security interest, charge or other encumbrance upon any of the respective material properties or assets of the Company or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which the Company or any of its Subsidiaries is a party, or by which they or any of their respective material properties or assets may be bound or affected, except for such as would not have a Material Adverse Effect.

4.4.                      Consents and Approvals.  Except for (a) the filing with the SEC of the Proxy Statement-Prospectus, the filing of such reports under Section 13(a) of the Exchange Act as may be required in connection with this Agreement and the transactions contemplated hereby, (b) the approval of this Agreement by the requisite vote of the shareholders of the Company, (c) the filing of the Articles of Merger with the Department, (d) supplemental indentures with trustees of the Company Trusts, and (e) such filings, authorizations or approvals as may be set forth in Section 4.4 of the Company Disclosure Schedule, no consents or approvals of or filings or registrations with any court, administrative agency or commission or other governmental authority or instrumentality (each a “Governmental Entity”) or with any third party are required to be made by the Company in connection with (1) the execution and delivery by the Company of this Agreement and (2) the consummation by the Company of the Merger.

4.5.                      SEC Reports.  The Company has previously made available to Parent a true and correct copy of each (a) final registration statement, prospectus, report, schedule and definitive proxy statement filed since December 31, 2004 by the Company with the SEC pursuant to the Securities Act or the Exchange Act (the “Company Reports”) and (b) communication mailed by the Company to its shareholders since December 31, 2004, and no such Company Report (either when filed or at its effective time, if applicable) or communication (when mailed) contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information as of a later date shall be deemed to modify information as of an earlier date.  The Company has filed all Company Reports and other documents required to be filed by it under the Securities Act and the Exchange Act since December 31, 2004, and, as of their respective dates, all Company Reports complied in all material respects with the published rules and regulations of the SEC with respect thereto.

4.6.                      Regulatory Reports.  Except as may be set forth in Section 4.6 of the Company’s Disclosure Schedule, the Company and each of its Subsidiaries have timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 2004 with any agency regulating its business (each a “Regulatory Agency”), including (i) the Federal Reserve Board, (ii) the FDIC, (iii) the Pennsylvania Department of Banking or the New Jersey Department of Banking and Insurance (each a “State Regulator”) and (iv) the NASDAQ Stock Market, and have paid all fees and assessments due and payable in connection therewith.  Except for normal examinations conducted by a Regulatory Agency in the regular course of the business of the Company and its Subsidiaries, and except as may be set forth in Section 4.6 of the Company Disclosure Schedule, no Regulatory Agency has initiated any proceeding or, to the knowledge of the Company, investigation into the business or operations of the Company or any of its Subsidiaries since December 31, 2004, and there is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations of the Company or any of its Subsidiaries, where the relevant Regulatory Agency has communicated that such violation, criticism, or exception, if left unresolved, shall result in an enforcement action, or where such constitutes a violation of an existing enforcement action.

4.7.                      Financial Statements.  The Company has previously made available to Parent copies of (a) the consolidated balance sheet of the Company and its Subsidiaries (other than the Company Trusts) as of December 31 for the fiscal year 2007, and the related consolidated statements of income, shareholders’ equity and cash flows for the fiscal years 2006 and 2007, accompanied by the audit report of its independent public accountants with respect to the Company (the “2007 Audited Financial Statements”) and (b) the consolidated balance sheet of the Company and its Subsidiaries (other than the Company Trusts) as of June 30, 2008, and the related consolidated statements of income, shareholders’ equity and cash flows for the six-month period then ended (the “June 30 Unaudited Financial Statements”).  Except as described in Section 4.7 of the Company Disclosure Schedule, each of the December 31, 2007 and June 30, 2008 consolidated balance sheets of the Company (including the related notes, where applicable) fairly present the consolidated financial position of the Company and its Subsidiaries (other than the Company Trusts) as of the date of such balance sheet, and the other financial statements referred to in this Section 4.7 (including the related notes, where applicable) fairly present, and the financial statements to be filed with the SEC after the date hereof will fairly present (subject, in the case of each of the unaudited statements, to recurring audit adjustments normal in nature and amount), the results of the consolidated operations and consolidated financial position of the Company and its Subsidiaries (other than the Company Trusts) for the respective fiscal periods or as of the respective dates therein set forth; each of such statements (including the related notes, where applicable) complies, and the financial statements to be filed with the SEC after the date hereof will comply, in all material respects, with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto; and each of such statements (including the related notes, where applicable) has been, and the financial statements to be filed with the SEC after the date hereof will be, prepared in accordance with GAAP consistently applied during the periods involved, except as indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC.  The books and records of the Company and its Subsidiaries are being maintained in accordance with GAAP and any other applicable legal and accounting requirements.

4.8.                      Broker’s Fees.  Neither the Company nor any Subsidiary of the Company nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with any of the transactions contemplated by this Agreement, except that the Company has engaged, and will pay a fee or commission to, Sandler in accordance with the terms of a letter agreement dated August 21, 2008, between Sandler and the Company, a true and correct copy of which has been previously made available by the Company to Parent.

4.9.                      Absence of Certain Changes or Events.

(a)                      Except as may be set forth in Section 4.9(a) of the Company Disclosure Schedule, or as disclosed in the 2007 Audited Financial Statements or the June 30 Unaudited Financial Statements (together the “Financial Statements”) or any Company Report (as defined in Section 4.5) filed with the SEC prior to the date of this Agreement, since December 31, 2007, neither the Company nor any Subsidiary of the Company, as applicable, had any liabilities, obligations or loss contingencies of any nature (whether absolute, accrued, contingent or otherwise) of a type required to be reflected in such Financial Statements or the footnotes thereto or any Company Report which are not fully reflected or reserved against therein or fully disclosed in a footnote thereto, except for liabilities, obligations and loss contingencies which are not material individually or in the aggregate or which are incurred in the ordinary course of business, consistent with past practice and subject, in the case of any unaudited statements, to normal, recurring audit adjustments and the absence of footnotes.

(b)                      Except as may be set forth in Section 4.9(b) of the Company Disclosure Schedule or as disclosed in the Financial Statements or any Company Report filed with the SEC prior to the date of this Agreement, since December 31, 2007 the Company and its Subsidiaries have carried on their respective businesses in the ordinary course consistent with their past practices.

(c)                      Except as may be set forth in Section 4.9(c) of the Company Disclosure Schedule, since December 31, 2007 neither the Company nor any of its Subsidiaries has (i) with respect to any executive officer or director, increased the wages, salaries, compensation, pension, or other fringe benefits or perquisites payable from the amount thereof in effect as of December 31, 2007 (other than increases in wages or salaries with respect to any such individual equaling less than 10%), granted any severance or termination pay, entered into any contract to make or grant any severance or termination pay, or paid any bonus (except for bonus payments and severance or termination payments made in the ordinary course of business consistent with past practices), (ii) suffered any strike, work stoppage, slowdown, or other labor disturbance, (iii) been a party to a collective bargaining agreement, contract or other agreement or understanding with a labor union or organization, or (iv) had any union organizing activities.

4.10.                      Legal Proceedings.

(a)                      Except as may be set forth in Section 4.10(a) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to any, and there are no pending or, to the Company’s knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature, against the Company or any of its Subsidiaries, including any such proceeding requesting equitable relief or challenging the validity or propriety of the transactions contemplated by this Agreement.

(b)                      Except as may be set forth in Section 4.10(b) of the Company Disclosure Schedule, there is no injunction, order, judgment or decree imposed upon the Company, any of its Subsidiaries or the assets of the Company or any of its Subsidiaries.

4.11.                      Taxes.

(a)                      Except as may be set forth in Section 4.11(a) of the Company Disclosure Schedule, each of the Company and its Subsidiaries has (i) duly and timely filed (including applicable extensions granted without penalty) all material Tax Returns (as hereinafter defined) required to be filed at or prior to the Effective Time, and all such Tax Returns are true and correct in all material respects, and (ii) paid in full or made adequate provision in the financial statements of the Company (in accordance with GAAP) for all Taxes required to be paid by them, whether or not shown to be due on such Tax Returns.

(b)                      Except as set forth in Section 4.11(b) of the Company Disclosure Schedule, as of the date hereof (i) neither the Company nor any of its Subsidiaries has requested any extension of time within which to file any Tax Returns in respect of any taxable year which have not since been filed and no request for waivers or agreements for extension of the time to assess any Taxes are pending, outstanding or in effect; (ii) with respect to each taxable period of the Company and its Subsidiaries, the federal and state income Tax Returns of the Company and its Subsidiaries have been audited by the IRS or appropriate state tax authorities through December 31, 2004 or the time for assessing and collecting income Tax with respect to such taxable period has closed and such taxable period is not subject to review; (iii) there are no claims, audits or assessments pending against the Company or any of its Subsidiaries for any alleged deficiency in Taxes, and the Company has not been notified in writing of any proposed Tax claims, audits or assessments against the Company or any of its Subsidiaries (other than, in each case, claims, audits or assessments for which adequate reserves in the financial statements of the Company have been established); (iv) there are no material liens for Taxes upon the assets of the Company or any of its Subsidiaries, other than liens for current Taxes not yet due and payable or contested in good faith by appropriate proceedings; (v) all Taxes required to be withheld, collected or deposited by or with respect to the Company and its Subsidiaries have been timely withheld, collected or deposited, as the case may be, and, to the extent required, have been paid to the relevant taxing authority; (vi) neither the Company nor any of its Subsidiaries is required to include in income any adjustment pursuant to Section 481(a) of the Code (or any similar provision of law or regulations) by reason of a change in accounting method; (vii) except with respect to the affiliated group of corporations of which the Company is the common parent (as defined by Section 1504(a) of the Code), neither the Company nor any of its Subsidiaries is a party to any Tax allocation or Tax sharing agreement or otherwise has any liability for the Taxes of any person (A) as a transferee or successor, (B) by contract, (C) under Section 1.1502-6 of the Treasury regulations (or any similar provision of state, local or foreign Law), or (D) otherwise; (viii) neither the Company nor any of its Subsidiaries has entered into any transaction that is either a “listed transaction” or that the Company believes in good faith is a “reportable transaction” (both as defined in Treas. Reg. Section 1.6011-4, as modified by periodically updated Revenue Procedures and other applicable published Internal Revenue Service guidance); (ix) neither the Company nor any of its Subsidiaries has been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code; and (x) neither the Company nor and of its Subsidiaries has been a distributing corporation or controlled corporation in a transaction within the past three years intended or purported to be governed by Code Section 355 or 361.

4.12.                      Employees.

(a)                      Section 4.12(a) of the Company Disclosure Schedule sets forth a true and correct list of each deferred compensation plan, incentive compensation plan, equity compensation plan, “welfare” plan, fund or program (within the meaning of Section 3(1) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)); “pension” plan, fund or program (within the meaning of Section 3(2) of ERISA); each employment, termination or severance agreement; and each other employee benefit plan, fund, program, agreement or arrangement, in each case, that is sponsored, maintained or contributed to or required to be contributed to by the Company or any of its ERISA Affiliates, for the benefit of any employee or former employee, director or consultant of the Company or any Subsidiary or with respect to which the Company or any Subsidiary has any liability or obligation, contingent or otherwise (the “Plans”).

(b)                      The Company has heretofore made available to Parent with respect to each of the Plans true and correct copies of each of the following documents, if applicable: (i) the Plan document and any amendment thereto (or if there is no Plan document, a summary of the material terms of the Plan); (ii) any related trust or other funding vehicle; (iii) the actuarial report and annual report for such Plan for the most recent two years for which such reports are available; (iv) the most recent determination letter from the IRS for such Plan, and (v) the most recent summary plan description and related summaries of material modifications.

(c)                      Except as may be set forth in Section 4.12(c) of the Company Disclosure Schedule: each of the Plans has been established and has at all times been operated and administered in material compliance with the applicable law, including the Code and ERISA; there is no material liability relating to the Plans (with materiality determined with respect to the Plans in the aggregate) that has not been disclosed on the Company’s financial statements in accordance with GAAP and any other applicable legal and accounting requirements and such liability with respect to any Plan will not materially increase as a result of the Merger; with respect to each of the Plans intended to be “qualified” within the meaning of Section 401(a) of the Code, the Company has received a favorable determination notification or opinion letter from the IRS, and, to the Company’s knowledge, no event has occurred that would reasonably be expected to affect such determination; each of the Plans has been timely amended to comply with current law and regulations (or time remains to make such amendments under Section 401(b) of the Code or other similar statutory, regulatory or administrative relief); no Plan has an accumulated or waived funding deficiency within the meaning of Section 412 of the Code; neither the Company nor any of its ERISA Affiliates has incurred, directly or indirectly, any current or contingent liability to or on account of a Plan pursuant to Title IV of ERISA (other than liability for premiums due the PBGC (which premiums have been paid when due)); to the knowledge of the Company, no proceedings have been instituted to terminate any Plan that is subject to Title IV of ERISA; no “reportable event,” as such term is defined in Section 4043(c) of ERISA, has occurred with respect to any Plan that is subject to Title IV of ERISA (other than a reportable event with respect to which the thirty day notice period has been waived); to the Company’s knowledge, no non-exempt “prohibited transaction” (within the meaning of Section 4975 of the Code or Section 406 of ERISA) or breach of any fiduciary duty described in Section 404 of ERISA has occurred that could result in any material liability, direct or indirect, for the Company or any of its ERISA Affiliates or any shareholder, officer, director or employee of the Company or an ERISA Affiliate; except as required by COBRA or any similar State law, neither the Company nor any of its Subsidiaries has any liability with respect to post-termination health, medical or life insurance benefits for retired, former or current employees of the Company or any of its Subsidiaries; each Plan that is a group health plan (within the meaning of section 5000(b)(1) of the Code) complies, and in each and every case has complied, with all material requirements of ERISA and section 4980B of the Code; no condition exists that presents a material risk to the Company of incurring a liability to or on account of a Plan pursuant to Title IV of ERISA (other than liability for premiums due the PBGC); all amounts that the Company and its ERISA Affiliates are required to pay as contributions to the Plans as of the last day of the most recent fiscal year of each of the Plans have been paid or properly accrued; all benefits accrued under any funded or unfunded Plan have been paid, accrued or otherwise adequately reserved in accordance with GAAP; and all monies withheld from employee paychecks with respect to Plans have been transferred to the appropriate Plan or otherwise applied to pay premiums or benefits in a timely manner as required by applicable law; no contract, Plan or arrangement (written or otherwise) (including provisions that become operative by virtue of this Agreement) covering any disqualified individual (within the meaning of Section 280G(c) of the Code) of the Company or any of its Subsidiaries provides for payments (including but not limited to liability associated with any gross-up payment under any such contract, Plan or arrangement) that may result in any nondeductible compensation under Section 280G(a) of the Code or may result in an excise tax payable by such disqualified individuals under Section 4999 of the Code solely as a result of the transactions contemplated by this Agreement; neither the Company nor any of its ERISA Affiliates have ever participated in or contributed to (or been required to contribute to) a multiemployer plan (within the meaning of Section 4001(a)(3) of ERISA); there are no pending or, to the knowledge of the Company, threatened or anticipated (i) claims (other than routine claims for benefits) by, on behalf of or against any of the Plans or any trusts related thereto, or (ii) any audit or investigation by any Governmental Entity with respect to a Plan; each Plan that is subject to Section 409A of the Code has been maintained and operated in good faith based on the regulations promulgated by the IRS and related IRS guidance issued with respect to Section 409A of the Code; all persons classified by the Company or its ERISA Affiliates as independent contractors satisfy and have at all times satisfied the requirements of applicable law to be so classified; and the Company and its ERISA Affiliates have fully and accurately reported their compensation on IRS Forms 1099 when required to do so; and no individuals are currently providing services to the Company or its ERISA Affiliates pursuant to an employee leasing agreement or similar type of arrangement, nor is the Company or its ERISA Affiliates party to any such arrangement.

4.13.                      Company Information.  The information relating to the Company and its Subsidiaries which is provided to Parent by the Company for inclusion in the Proxy Statement-Prospectus and the registration statement on Form S-4 (the “S-4”) in which the Proxy Statement-Prospectus will be included or in any other document filed with any Regulatory Agency in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading.  The Proxy Statement-Prospectus (except for such portions thereof that relate to Parent or any of its Subsidiaries) will comply with the provisions of the Exchange Act and the rules and regulations thereunder.

4.14.                      Compliance with Applicable Law.  The Company and each of its Subsidiaries holds all material licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses under and pursuant to all, and have complied, in all material respects, with and are not in default in any material respect under any, law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity applicable to the Company or any of its Subsidiaries, and neither the Company nor any of its Subsidiaries has received notice of any violations of any of the above.

4.15.                      Certain Contracts.

(a)                      Except as set forth in Section 4.15(a) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to or bound by any contract (whether written or oral) (i) with respect to the employment of any directors, (ii) which, upon the consummation of the transactions contemplated by this Agreement, will result in any payment or benefits (whether of severance pay or otherwise) becoming due that would not otherwise be payable in the absence of the transactions contemplated by this Agreement, or the acceleration, increase or vesting of any rights to any payment or benefits, from Parent, the Company, the Surviving Corporation or any of their respective Subsidiaries to any officer, director or consultant of the Company or any of its Subsidiaries, (iii) as of the date of this Agreement which is a material contract (as defined in Item 601(b)(10) of Regulation S-K of the SEC) to be performed after the date of this Agreement that has not been filed or incorporated by reference in the Company Reports, (iv) which is a consulting agreement (including data processing, software programming and licensing contracts) not terminable on 90 days or less notice involving the payment of more than $100,000 per annum in the case of any one such agreement or $200,000 in total payments in the case of any one such agreement, or (v) which materially restricts the conduct of any line of business by the Company or any of its Subsidiaries.  Each contract of the type described in clause (iii) of this Section 4.15(a), whether or not set forth in Section 4.15(a) of the Company Disclosure Schedule, is referred to herein as a “Company Contract.”  The Company has previously delivered or made available to Parent true and correct copies of each contract of the type described in Section 4.15(a) of the Company Disclosure Schedule.

(b)                      Except as set forth in Section 4.15(b) of the Company Disclosure Schedule, (i) each Company Contract is valid and binding and in full force and effect, (ii) the Company and each of its Subsidiaries has performed all obligations required to be performed by it to date under each Company Contract, (iii) no event or condition exists which, to the knowledge of the Company, constitutes or, after notice or lapse of time or both, would constitute, a default on the part of the Company or any of its Subsidiaries under any Company Contract, and (iv) no other party to any Company Contract is, to the knowledge of the Company, in default in any material respect thereunder.

4.16.                      Agreements with Regulatory Agencies.  Except as may be set forth in Section 4.16 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is or since December 31, 2004 has been subject to any cease-and-desist or other order issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, or has adopted any board resolution at the request of any Regulatory Agency (each, whether or not set forth on Section 4.16 of the Company Disclosure Schedule, a “Regulatory Agreement”), that restricts the conduct of its business or that in any manner relates to its capital adequacy, its credit policies, its management or its business, nor has the Company or any of its Subsidiaries been advised by any Regulatory Agency that it is considering issuing or requesting any Regulatory Agreement.

4.17.                      Environmental Matters.  Except as may be set forth in Section 4.17 of the Company Disclosure Schedule:

(a)                      To the knowledge of the Company, each of the Company and its Subsidiaries, and each of the Participation Facilities and the Loan Properties (each as hereinafter defined), is in compliance, in all material respects, with applicable federal, state and local laws, regulations and ordinances, and with all applicable decrees, orders and contractual obligations relating to pollution or the discharge of, or exposure to, Hazardous Materials (as hereinafter defined) in the environment or workplace (“Environmental Laws”);

(b)                      There is no suit, claim, action or proceeding pending or, to the knowledge of the Company, threatened, before any Governmental Entity or other forum in which the Company or any of its Subsidiaries has been named as a defendant, or, to the knowledge of the Company, the subject of which is any Participation Facility or any Loan Property, (x) for alleged noncompliance (including by any predecessor) with any Environmental Laws, or (y) relating to the release, threatened release or exposure to any Hazardous Material whether or not occurring at or on a site owned, leased or operated by the Company or any of its Subsidiaries; and

(c)                      To the knowledge of the Company, during the period of (x) the Company’s or any of its Subsidiaries’ ownership or operation of any of their respective current or former properties, (y) the Company’s or any of its Subsidiaries’ participation in the management of any Participation Facility, or (z) the Company’s or any of its Subsidiaries’ interest in a Loan Property, there has been no release of Hazardous Materials in, on, under or affecting any such property, Participation Facility or Loan Property in a manner that requires any material remediation under any applicable Environmental Law.  To the knowledge of the Company, prior to the period of (x) the Company’s or any of its Subsidiaries’ ownership or operation of any of their respective current or former properties, (y) the Company’s or any of its Subsidiaries’ participation in the management of any Participation Facility, or (z) the Company’s or any of its Subsidiaries’ interest in a Loan Property, there was no release of Hazardous Materials in, on, under or affecting any such property, Participation Facility or Loan Property in a manner than requires any material remediation under any Environmental Law.

The following definitions apply for purposes of this Section 4.17: (x) “Hazardous Materials” means any chemicals, pollutants, contaminants, wastes, toxic substances, petroleum or other regulated substances or materials, (y) “Loan Property” means any property in which the Company or any of its Subsidiaries holds a security interest; and (z) “Participation Facility” means any facility in which the Company or any of its Subsidiaries operates or participates in the management.

4.18.                      Opinion.  Prior to the execution of this Agreement, the Company has received an opinion from Sandler to the effect that as of the date thereof and based upon and subject to the matters set forth therein, the Merger Consideration to be received by the shareholders of the Company is fair to such shareholders from a financial point of view.

4.19.                      Approvals.  As of the date of this Agreement, the Company knows of no reason why all regulatory approvals required for the consummation of the transactions contemplated hereby (including, without limitation, the Merger) should not be obtained.

4.20.                      Loan Portfolio.

(a)                      The Company has made available to Parent (including by making available to Parent copies of all material documentation) (i) all of the following loan agreements, notes and borrowing arrangements of the Company or any Subsidiary (including leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, “Company Loans”): (x) Company Loans the unpaid principal balance of which exceeds $250,000, under the terms of which the obligor was, as of September 30, 2008, over 90 days delinquent in payment of principal or interest, (y) Company Loans the unpaid principal balance of which exceeds $250,000, and that were as of September 30, 2008 classified by any bank examiner (whether regulatory or internal) as “Special Mention,” “Substandard,” “Doubtful,” “Loss” or words of similar import and (z) Company Loans the unpaid principal balance of which exceeds $250,000, and that were on non-accrual status as of September 30, 2008; (ii) any Company Loan with any director, executive officer or five percent or greater shareholder of the Company or any of its Subsidiaries, or to the knowledge of the Company, any person, corporation or enterprise controlling, controlled by or under common control with any of the foregoing; and (iii) each asset of the Company that as of September 30, 2008, was classified as “Other Real Estate Owned,” and the book value thereof.

(b)                      To the knowledge of the Company, each Company Loan in original principal amount in excess of $250,000 (i) is evidenced by notes, agreements or other evidences of indebtedness which are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid liens and security interests and (iii)

is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

4.21.                      Property.  Except as set forth in Section 4.21 of the Company Disclosure Schedule, each of the Company and its Subsidiaries has good and marketable title free and clear of all liens, encumbrances, mortgages, pledges, charges, defaults or equitable interests to all of the properties and assets, real and personal, tangible or intangible, which are reflected on the consolidated balance sheet of the Company as of December 31, 2007 or, if acquired after such date, would be required to be reflected on a consolidated balance sheet of the Company prepared after the date of such acquisition except (i) liens for Taxes not yet due and payable or contested in good faith by appropriate proceedings, (ii) pledges to secure deposits and other liens incurred in the ordinary course of business, (iii) such imperfections of title, easements and encumbrances, if any, as do not interfere with the use of the respective property as such property is used on the date of this Agreement, (iv) for dispositions of or encumbrances on such properties or assets in the ordinary course of business, (v) mechanics’, materialmen’s, workmen’s, repairmen’s, warehousemen’s, carrier’s and other similar liens and encumbrances arising in the ordinary course of business, (vi) liens securing obligations that are reflected in such consolidated balance sheet or (vii) the lessor’s interest in any such property that is leased.  All leases pursuant to which the Company or any of its Subsidiaries, as lessee, leases real or personal property are valid and enforceable in accordance with their respective terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles, and neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any other party thereto, is in default thereunder.

4.22.                      Reorganization.  As of the date of this Agreement, the Company has no reason to believe that the Merger will fail to qualify as a reorganization under Section 368(a) of the Code.

4.23.                      State Takeover Laws and Charter Provisions.  Assuming the accuracy of the representations and warranties of Parent set forth in Section 5.18 hereof, the Company has taken all necessary action to exempt the transactions contemplated by this Agreement from all applicable state takeover laws and any comparable provisions in the Articles of Incorporation or Bylaws of the Company.

4.24.                      Insurance.  The Company and its Subsidiaries have policies of insurance to which the Company or its Subsidiaries are parties or that provide coverage to the Company and its Subsidiaries and all such policies: are valid and enforceable; are issued by insurers that are financially sound and reputable; taken together, provide reasonably adequate insurance coverage for the assets and the operations of the Company and its Subsidiaries for all risks normally insured against by a person carrying on the same business or businesses as the Company and its Subsidiaries; and are sufficient for compliance with all legal requirements.  Neither the Company nor any Subsidiary has received (a) any refusal of coverage or any notice that a defense will be afforded with reservation of rights or (b) any notice of cancellation or any other indication that any policy of insurance is no longer in full force or effect or that the issuer of any policy of insurance is not willing or able to perform its obligations thereunder.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT

Subject to Article III and the Parent Disclosure Schedule, Parent hereby represents and warrants to the Company as follows:

5.1.                      Corporate Organization.

(a)                      Parent is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania.  Parent has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be licensed or qualify would not have a Material Adverse Effect on the Parent.  Parent is duly registered as a bank holding company under the BHC Act.  The Articles of Incorporation and Bylaws of Parent, copies of which have previously been made available to the Company, are true and correct copies of such documents as in effect as of the date of this Agreement.

(b)                      Each Subsidiary of Parent is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization.  Each Subsidiary of Parent has the corporate (or equivalent) power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be licensed or qualify would not have a Material Adverse Effect on the Subsidiary of Parent.  The deposit accounts of the Parent Bank are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by law, and all premiums and assessments required in connection therewith have been paid when due.  The charter and bylaws of the Parent Bank, copies of which have previously been made available to the Company, are true and correct copies of such documents as in effect as of the date of this Agreement.

(c)                      The minute books of Parent and each of its Subsidiaries contain true and correct records of all meetings and other corporate (or equivalent) actions held or taken since January 1, 2005 through September 30, 2008 of their respective shareholders, members or partners, as the case may be, and Boards of Directors or similar governing authority (including committees thereof).

5.2.                      Capitalization.

(a)                      As of the date of this Agreement, the authorized capital stock of Parent consists of 10,000,000 shares of Parent Common Stock, $1.00 par value per share, and 1,000,000 shares of Parent preferred stock, $10.00 par value per share.  As of October 31, 2008, there were 6,374,356 shares of Parent Common Stock issued and outstanding, 40,000 shares of Parent preferred stock issued and outstanding and no shares of Parent Common Stock held in Parent’s treasury.  As of October 31, 2008, an aggregate of 1,073,394 shares of Parent Common Stock were (i) reserved for issuance upon the exercise of stock options pursuant to Parent’s 1990 Directors Stock Option Plan, 1996 Employee Stock Option Plan, 2001 Directors Stock Option Plan and 2006 Employee Stock Option Plan or (ii) issuable pursuant to Parent’s Dividend Reinvestment and Stock Purchase Plan, SmartBuy Stock Purchase Plan and Warrant Agreement dated October 7, 1988 with Commerce Bancorp, Inc.

All of the issued and outstanding shares of Parent Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof.  As of the date of this Agreement, except as referred to above or reflected in Section 5.2(a) of the Parent Disclosure Schedule, Parent does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of Parent Common Stock or any other equity securities of Parent or any securities representing the right to purchase or otherwise receive any shares of Parent Common Stock or any other equity securities of Parent.  The shares of Parent Common Stock to be issued pursuant to the Merger will be duly authorized and validly issued and, at the Effective Time, all such shares will be fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof.

(b)                      Section 5.2(b) of the Parent Disclosure Schedule sets forth a true and correct list of all of the Subsidiaries of Parent.  Except as may be set forth in Section 5.2(b) of the Parent Disclosure Schedule, Parent owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity interests of each of the Subsidiaries of Parent, free and clear of all liens, charges, encumbrances and security interests whatsoever, and all of such shares or equity interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof.  No Subsidiary of Parent is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity interest of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity interest of such Subsidiary.

5.3.                      Authority; No Violation.

(a)                      Parent has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby.  The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of Parent.  The Board of Directors of Parent has directed that this Agreement and the transactions contemplated hereby be submitted to Parent’s shareholders for approval and adoption at a meeting of such shareholders and, except for the approval and adoption of this Agreement and the Authorized Share Amendment by the requisite vote of Parent’s shareholders, no other corporate proceedings on the part of Parent are necessary to approve and adopt this Agreement and to consummate the Merger.  This Agreement has been duly and validly executed and delivered by Parent and (assuming due authorization, execution and delivery by the Company) this Agreement constitutes a valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency, receivership and similar laws affecting creditors’ rights and remedies generally.

(b)                      Except as may be set forth in Section 5.3(b) of the Parent Disclosure Schedule, neither the execution and delivery of this Agreement by Parent, nor the consummation by Parent of the transactions contemplated hereby, nor compliance by Parent with any of the terms or provisions hereof, will (i) violate any provision of the Articles of Incorporation or Bylaws of Parent, or the articles of incorporation, bylaws or similar governing documents of any of its Subsidiaries or (ii) assuming that the consents and approvals referred to in Section 5.4 are duly obtained, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Parent or any of its Subsidiaries or any of their respective properties or assets, or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any lien, pledge, security interest, charge or other encumbrance upon any of the respective material properties or assets of Parent or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Parent or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected, except for such as would not have a Material Adverse Effect.

5.4.                      Consents and Approvals.  Except for (a) the filing of applications and notices, as applicable, with the Federal Reserve Board under the BHC Act, and approval of such applications and notices, (b) the filing with the SEC of the Proxy Statement-Prospectus and the filing and declaration of effectiveness of the S-4, (c) the approval and adoption of this Agreement, the Authorized Share Amendment and the issuance of shares of Parent Common Stock pursuant to this Agreement by the requisite vote of the shareholders of Parent, (d) the filing of the Articles of Merger with the Department, (e) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Parent Common Stock pursuant to this Agreement, (f) approval of the listing of the Parent Common Stock to be issued in the Merger on the NASDAQ Stock Market, (g) approval and/or filings in connection therewith pursuant to the Pennsylvania Banking Code, as amended, and (h) such filings, authorizations or approvals as may be set forth in Section 5.4 of the Parent Disclosure Schedule, no consents or approvals of or filings or registrations with any Governmental Entity or with any third party are required to be made by Parent in connection with (1) the execution and delivery by Parent of this Agreement and (2) the consummation by Parent of the Merger.

5.5.                      SEC Reports.  Parent has previously made available to the Company a true and correct copy of each (a) final registration statement, prospectus, report, schedule and definitive proxy statement filed since December 31, 2004 by Parent with the SEC pursuant to the Securities Act or the Exchange Act (the “Parent Reports”) and (b) communication mailed by Parent to its shareholders since December 31, 2004, and no such Parent Report (when filed and at its respective effective time, if applicable) or communication (when mailed) contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information as of a later date shall be deemed to modify information as of an earlier date.  Parent has filed all Parent Reports and other documents required to be filed by it under the Securities Act and the Exchange Act since December 31, 2004, and, as of their respective dates, all Parent Reports complied in all material respects with the published rules and regulations of the SEC with respect thereto.

5.6.                      Regulatory Reports.  The Parent and each of its Subsidiaries have filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 2004 with each Regulatory Agency, including (i) the Federal Reserve Board, (ii) the Office of the Comptroller of the Currency, (iii) FDIC, (iv) any State Regulator and (v) the NASDAQ Stock Market, and have paid all fees and assessments due and payable in connection therewith.  Except as described in Section 5.6 of the Parent Disclosure Schedule and normal examinations conducted by a Regulatory Agency in the regular course of the business of the Parent and its Subsidiaries, (x) no Regulatory Agency has initiated any proceeding or, to the knowledge of the Parent, investigation into the business or operations of the Parent or any of its Subsidiaries since December 31, 2004; and (y) there is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations of the Parent or any of its Subsidiaries, where the relevant Regulatory Agency has communicated that such violation, criticism, or exception, if left unresolved, shall result in an enforcement action, or where such constitutes a violation of an existing enforcement action.

5.7.                      Financial Statements.  Parent has previously made available to the Company copies of (a) the consolidated balance sheet of the Parent and its Subsidiaries as of December 31 for the fiscal year 2007, and the related consolidated statements of income, shareholders’ equity and cash flows for the fiscal years 2006 and 2007, accompanied by the audit report of Beard Miller Company LLP, independent public accountants with respect to the Parent (the “2007 Parent Audited Financial Statements”) and (b) the consolidated balance sheet of the Parent and its Subsidiaries as of June 30, 2007, and the related consolidated statements of income, shareholders’ equity and cash flows for the six-month period then ended (the “June 30 Parent Unaudited Financial Statements”).  Each of the December 31, 2007 and June 30, 2008 consolidated balance sheets of the Parent (including the related notes, where applicable) fairly present the consolidated financial position of the Parent and its Subsidiaries as of the date of such balance sheet, and the other financial statements referred to in this Section 5.7 (including the related notes, where applicable) fairly present, and the financial statements to be filed with the SEC after the date hereof will fairly present (subject, in the case of each of the unaudited statements, to recurring audit adjustments normal in nature and amount), the results of the consolidated operations and consolidated financial position of the Parent and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth; each of such statements (including the related notes, where applicable) complies, and the financial statements to be filed with the SEC after the date hereof will comply, in all material respects, with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto; and each of such statements (including the related notes, where applicable) has been, and the financial statements to be filed with the SEC after the date hereof will be, prepared in accordance with GAAP consistently applied during the periods involved, except as indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC.  The books and records of the Parent and its Subsidiaries have been, and are being, maintained in accordance with GAAP and any other applicable legal and accounting requirements.

5.8.                      Broker’s Fees.  Neither Parent nor any Subsidiary of Parent, nor any of their respective officers or directors, has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with any of the transactions contemplated by this Agreement, except that Parent has engaged, and will pay a fee or commission to, KBW.

5.9.                      Absence of Certain Changes or Events.

(a)                      Except as may be set forth in Section 5.9(a) of the Parent Disclosure Schedule, or as disclosed in the 2007 Parent Audited Financial Statements or the June 30 Parent Unaudited Financial Statements (together the “Parent Financial Statements”) or any Parent Report (as defined in Section 5.5) filed with the SEC prior to the date of this Agreement, since December 31, 2007, neither Parent nor any Subsidiary of Parent, as applicable, had any liabilities, obligations or loss contingencies of any nature (whether absolute, accrued, contingent or otherwise) of a type required to be reflected in such Parent Financial Statements or the footnotes thereto or any Parent Report which are not fully reflected or reserved against therein or fully disclosed in a footnote thereto, except for liabilities, obligations and loss contingencies which are not material individually or in the aggregate or which are incurred in the ordinary course of business, consistent with past practice and subject, in the case of any unaudited statements, to normal, recurring audit adjustments and the absence of footnotes.

(b)                      Except as may be set forth in Section 5.9(b) of the Parent Disclosure Schedule or as disclosed in the Financial Statements or any Parent Report filed with the SEC prior to the date of this Agreement, since December 31, 2007 Parent and its Subsidiaries have carried on their respective businesses in the ordinary course consistent with their past practices.

(c)                      Except as may be set forth in Section 5.9(c) of the Parent Disclosure Schedule, since December 31, 2007 neither Parent nor any of its Subsidiaries has (i) suffered any strike, work stoppage, slowdown, or other labor disturbance, (ii) been a party to a collective bargaining agreement, contract or other agreement or understanding with a labor union or organization, or (iii) had any union organizing activities.

5.10.                      Legal Proceedings.

(a)                      Except as may be set forth in Section 5.10(a) of the Parent Disclosure Schedule, neither the Parent nor any of its Subsidiaries is a party to any, and there are no pending or, to the Parent’s knowledge, threatened, legal, administrative, arbitral or other material proceedings, claims, actions or governmental or regulatory investigations of any nature, against the Parent or any of its Subsidiaries involving a claim in excess of $250,000 or requesting equitable relief, including any such proceeding challenging the validity or propriety of the transactions contemplated by this Agreement.

(b)                      Except as may be set forth in Section 5.10(b) of the Parent Disclosure Schedule, there is no injunction, order, judgment or decree imposed upon the Parent, any of its Subsidiaries or the assets of the Parent or any of its Subsidiaries.

5.11.                      Taxes.

(a)                      Except as may be set forth in Section 5.11(a) of the Parent Disclosure Schedule, each of the Parent and its Subsidiaries has (i) duly and timely filed (including applicable extensions granted without penalty) all material Tax Returns required to be filed at or prior to the Effective Time, and all such Tax Returns are true and correct in all material respects, and (ii) paid in full or made adequate provision in the financial statements of the Parent (in accordance with GAAP) for all Taxes required to be paid by them, whether or not shown to be due on such Tax Returns.

(b)                      Except as set forth in Section 5.11(b) of the Parent Disclosure Schedule, as of the date hereof (i) neither the Parent nor any of its Subsidiaries has requested any extension of time within which to file any Tax Returns in respect of any fiscal year which have not since been filed and no request for waivers or agreement for extension of the time to assess any Taxes are pending, outstanding or in effect; (ii) with respect to each taxable period of the Parent and its Subsidiaries, the federal and state income Tax Returns of the Parent and its Subsidiaries have been audited by the IRS or appropriate state tax authorities through December 31, 2004 or the time for assessing and collecting income Tax with respect to such taxable period has closed and such taxable period is not subject to review; (iii) there are no claims, audits or assessments pending against the Parent or any of its Subsidiaries for any alleged deficiency in Taxes, and the Parent has not been notified in writing of any proposed Tax claims, audits or assessments against the Parent or any of its Subsidiaries (other than, in each case, claims, audits or assessments for which adequate reserves in the financial statements of the Parent have been established); (iv) there are no material liens for Taxes upon the assets of the Parent or any of its Subsidiaries, other than liens for current Taxes not yet due and payable or contested in good faith by appropriate proceedings; (v) all Taxes required to be withheld, collected or deposited by or with respect to the Parent and its Subsidiaries have been timely withheld, collected or deposited, as the case may be, and, to the extent required, have been paid to the relevant taxing authority; (vi) neither the Parent nor any of its Subsidiaries is required to include in income any adjustment pursuant to Section 481(a) of the Code (or any similar provision of law or regulations) by reason of a change in accounting method; (vii) except with respect to the affiliated group of corporations of which the Parent is the common parent (as defined by Section 1504(a) of the Code), neither the Parent nor any of its Subsidiaries is a party to any Tax allocation or Tax sharing agreement or otherwise has any liability for the Taxes of any person (A) as a transferee or successor, (B) by contract, (C) under Section 1.1502-6 of the Treasury regulations (or any similar provision of state, local or foreign Law), or (D) otherwise; (viii) neither the Parent nor any of its Subsidiaries has entered into any transaction that is either a “listed transaction” or that the Parent believes in good faith is a “reportable transaction” (both as defined in Treas. Reg. Section 1.6011-4, as modified by periodically updated Revenue Procedures and other applicable published Internal Revenue Service guidance); (ix) neither the Parent nor any of its Subsidiaries has been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code; and (x) neither the Parent nor and of its Subsidiaries has been a distributing corporation or controlled corporation in a transaction within the past three years intended or purported to be governed by Code Section 355 or 361.

5.12.                      Employees.

(a)                      Section 5.12(a) of the Parent Disclosure Schedule sets forth a true and correct list of each deferred compensation plan, incentive compensation plan, equity compensation plan, “welfare” plan, fund or program (within the meaning of Section 3(1) of ERISA); “pension” plan, fund or program (within the meaning of Section 3(2) of ERISA); each employment, termination or severance agreement; and each other employee benefit plan, fund, program, agreement or arrangement, in each case, that is sponsored, maintained or contributed to or required to be contributed to by the Parent or any of its ERISA Affiliates, for the benefit of any employee or former employee, director or consultant of the Parent or any Subsidiary or with respect to which the Parent or any of its Subsidiaries has any liability or obligation, contingent or otherwise (the “Parent Plans”).

(b)                      The Parent has heretofore made available to Company with respect to each of the Parent Plans true and correct copies of each of the following documents, if applicable: (i) the Parent Plan document and any amendment thereto (or if there is no Parent Plan document, a summary of the material terms of the Parent Plan); (ii) any related trust or other funding vehicle; (iii) the actuarial report and annual report for such Parent Plan for the most recent two years for which such reports are available; (iv) the most recent determination letter from the IRS for such Parent Plan, and (v) the most recent summary plan description and related summaries of material modifications.

(c)                      Except as may be set forth in Section 5.12(c) of the Parent Disclosure Schedule: each of the Parent Plans has been established and has at all times been operated and administered in material compliance with the applicable law, including the Code and ERISA; there is no material liability relating to the Parent Plans (with materiality determined with respect to the Parent Plans in the aggregate) that has not been disclosed on the Parent’s financial statements in accordance with GAAP and any other applicable legal and accounting requirements and such liability with respect to any Parent Plan will not materially increase as a result of the Merger; with respect to each of the Parent Plans intended to be “qualified” within the meaning of Section 401(a) of the Code, Parent has received a favorable determination notification or opinion letter from the IRS, and, to the Parent’s knowledge, no event has occurred that would reasonably be expected to affect such determination; each of the Parent Plans has been timely amended to comply with current law and regulations (or time remains to make such amendments under Section 401(b) of the Code or other similar statutory, regulatory or administrative relief); no Parent Plan has an accumulated or waived funding deficiency within the meaning of Section 412 of the Code; neither the Parent nor any of its ERISA Affiliates has incurred, directly or indirectly, any current or contingent liability to or on account of a Parent Plan pursuant to Title IV of ERISA (other than liability for premiums due the PBGC (which premiums have been paid when due)); to the knowledge of the Parent, no proceedings have been instituted to terminate any Parent Plan that is subject to Title IV of ERISA; no “reportable event,” as such term is defined in Section 4043(c) of ERISA, has occurred with respect to any Parent Plan that is subject to Title IV of ERISA (other than a reportable event with respect to which the thirty day notice period has been waived); to Parent’s knowledge, no non-exempt “prohibited transaction” (within the meaning of Section 4975 of the Code or Section 406 of ERISA) or breach of any fiduciary duty described in Section 404 of ERISA has occurred that could result in any material liability, direct or indirect, for the Parent or any or its ERISA Affiliates or any shareholder, officer, director or employee of the Parent or an ERISA Affiliate; except as required by COBRA or any similar State law, neither Parent nor any of its Subsidiaries has any liability with respect to post-termination health, medical or life insurance benefits for retired, former or current employees of the Parent or any of its Subsidiaries; each Parent Plan that is a group health plan (within the meaning of section 5000(b)(1) of the Code) complies, and in each and every case has complied, with all material requirements of ERISA and section 4980B of the Code; no condition exists that presents a material risk to the Parent of incurring a liability to or on account of a Parent Plan pursuant to Title IV of ERISA (other than liability for premiums due the PBGC); all amounts that the Parent and its ERISA Affiliates are required to pay as contributions to the Parent Plans as of the last day of the most recent fiscal year of each of the Parent Plans have been paid or properly accrued; all benefits accrued under any funded or unfunded Parent Plan have been paid, accrued or otherwise adequately reserved in accordance with GAAP; and all monies withheld from employee paychecks with respect to Parent Plans have been transferred to the appropriate Parent Plan or otherwise applied to pay premiums or benefits in a timely manner as required by applicable law; no contract, Parent Plan or arrangement (written or otherwise) (including provisions that become operative by virtue of this Agreement) covering any disqualified individual (within the meaning of Section 280G(c) of the Code) of Parent or any of its Subsidiaries provides for payments (including but not limited to liability associated with any gross-up payment under any such contract, Parent Plan or arrangement) that may result in any nondeductible compensation under Section 280G(a) of the Code or may result in an excise tax payable by such disqualified individuals under Section 4999 of the Code solely as a result of the transactions contemplated by this Agreement; neither Parent nor any of its ERISA Affiliates have ever participated in or contributed to (or been required to contribute to) a multiemployer plan (within the meaning of Section 4001(a)(3) of ERISA); there are no pending or, to the knowledge of the Parent, threatened or anticipated (i) claims (other than routine claims for benefits) by, on behalf of or against any of the Parent Plans or any trusts related thereto, or (ii) any audit or investigation by any Governmental Entity with respect to a Parent Plan; each Parent Plan that is subject to Section 409A of the Code has been maintained and operated in good faith based on the regulations promulgated by the IRS and related IRS guidance issued with respect to Section 409A of the Code; each Parent Plan subject to Section 409A of the Code has been or prior to December 31, 2008, will be amended to comply with Section 409A of the Code and regulations issued by the IRS; all persons classified by Parent or its ERISA Affiliates as independent contractors satisfy and have at all times satisfied the requirements of applicable law to be so classified; and Parent and its ERISA Affiliates have fully and accurately reported their compensation on IRS Forms 1099 when required to do so; and no individuals are currently providing services to Parent or its ERISA Affiliates pursuant to an employee leasing agreement or similar type of arrangement, nor is Parent or its ERISA Affiliates party to any such arrangement.

5.13.                      Parent Information.  The information relating to Parent and its Subsidiaries to be contained in the Proxy Statement-Prospectus and the S-4, or in any other document filed with any Regulatory Agency in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading.  The Proxy Statement-Prospectus (except for such portions thereof that relate to the Company or any of its Subsidiaries) will comply with the provisions of the Exchange Act and the rules and regulations thereunder.  The S-4 will comply with the provisions of the Securities Act and the rules and regulations thereunder.

5.14.                      Compliance with Applicable Law.  The Parent and each of its Subsidiaries holds all material licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses under and pursuant to all, and have complied, in all material respects, with and are not in default in any material respect under any, law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity applicable to the Parent or any of its Subsidiaries, and neither the Parent nor any of its Subsidiaries has received notice of any violations of any of the above.

5.15.                      Certain Contracts.

(a)                      Except as set forth in Section 5.15(a) of the Parent Disclosure Schedule, neither Parent nor any of its Subsidiaries is a party to or bound by any contract (whether written or oral) (i) with respect to the employment of any directors, (ii) which, upon the consummation of the transactions contemplated by this Agreement, will result in any payment or benefits (whether of severance pay or otherwise) becoming due that would not otherwise be payable in the absence of the transactions contemplated by this Agreement, or the acceleration, increase or vesting of any rights to any payment or benefits, from Parent, the Surviving Corporation or any of their respective Subsidiaries to any officer, director or consultant of Parent or any of its Subsidiaries, (iii) as of the date of this Agreement which is a material contract (as defined in Item 601(b)(10) of Regulation S-K of the SEC) to be performed after the date of this Agreement that has not been filed or incorporated by reference in the Parent Reports, or (iv) which materially restricts the conduct of any line of business by Parent or any of its Subsidiaries.  Each contract of the type described in clause (iii) of this Section 5.15(a), whether or not set forth in Section 5.15(a) of the Parent Disclosure Schedule, is referred to herein as a “Parent Contract.”  Parent has previously delivered or made available to the Company true and correct copies of each contract of the type described in Section 5.15(a) of the Parent Disclosure Schedule.

(b)                      Except as set forth in Section 5.15(b) of the Parent Disclosure Schedule, (i) each Parent Contract is valid and binding and in full force and effect, (ii) Parent and each of its Subsidiaries has performed all obligations required to be performed by it to date under each Parent Contract, (iii) no event or condition exists which, to the knowledge of Parent, constitutes or, after notice or lapse of time or both, would constitute, a default on the part of Parent or any of its Subsidiaries under any Parent Contract, and (iv) no other party to any Parent Contract is, to the knowledge of the Parent, in default in any material respect thereunder.

5.16.                      Agreements with Regulatory Agencies.  Except as set forth in Section 5.15 of the Parent Disclosure Schedule, neither the Parent nor any of its Subsidiaries is or since December 31, 2004 has been subject to any cease-and-desist or other order issued by, or is a party to any Regulatory Agreement that restricts the conduct of its business or that in any manner relates to its capital adequacy, its credit policies, its management or its business, nor has the Parent or any of its Subsidiaries been advised by any Regulatory Agency that it is considering issuing or requesting any Regulatory Agreement.

5.17.                      Environmental Matters.  Except as may be set forth in Section 5.17 of the Parent Disclosure Schedule:

(a)                      To the knowledge of Parent, each of Parent and its Subsidiaries, and each of the Participation Facilities and the Loan Properties (each as hereinafter defined), is in compliance, in all material respects, with applicable Environmental Laws;

(b)                      There is no suit, claim, action or proceeding pending or, to the knowledge of Parent, threatened, before any Governmental Entity or other forum in which Parent or any of its Subsidiaries has been named as a defendant, or, to the knowledge of Parent, the subject of which is any Participation Facility or any Loan Property, (x) for alleged noncompliance (including by any predecessor) with any Environmental Laws, or (y) relating to the release, threatened release or exposure to any Hazardous Material whether or not occurring at or on a site owned, leased or operated by Parent or any of its Subsidiaries; and

(c)                      To the knowledge of Parent, during the period of (x) Parent’s or any of its Subsidiaries’ ownership or operation of any of their respective current or former properties, (y) Parent’s or any of its Subsidiaries’ participation in the management of any Participation Facility, or (z) Parent’s or any of its Subsidiaries’ interest in a Loan Property, there has been no release of Hazardous Materials in, on, under or affecting any such property, Participation Facility or Loan Property in a manner that requires any material remediation under any applicable Environmental Law.  To the knowledge of Parent, prior to the period of (x) the Parent’s or any of its Subsidiaries’ ownership or operation of any of their respective current or former properties, (y) Parent or any of its Subsidiaries’ participation in the management of any Participation Facility, or (z) Parent or any of its Subsidiaries’ interest in a Loan Property, there was no release of Hazardous Materials in, on, under or affecting any such property, Participation Facility or Loan Property in a manner than requires any material remediation under any Environmental Law.

The following definitions apply for purposes of this Section 5.17: (x) “Hazardous Materials” means any chemicals, pollutants, contaminants, wastes, toxic substances, petroleum or other regulated substances or materials, (y) “Loan Property” means any property in which Parent or any of its Subsidiaries holds a security interest; and (z) “Participation Facility” means any facility in which Parent or any of its Subsidiaries operates or participates in the management.

5.18.                      Ownership of Company Common Stock; Affiliates and Associations.

(a)                      Neither Parent nor any of its affiliates or associates (as such terms are defined under the Exchange Act) (i) beneficially owns, directly or indirectly, or (ii) is a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of any shares of capital stock of the Company (other than DPC shares); and

(b)                      Neither Parent nor any of its Subsidiaries is an “interested shareholder” of the Company (as such term is defined in Section 2553 of the PBCL).

5.19.                      Opinion.  Prior to the execution of this Agreement, Parent has received an opinion from KBW to the effect that as of the date thereof and based upon and subject to the matters set forth therein, the Merger Consideration to be paid by Parent is fair to Parent from a financial point of view.

5.20.                      Approvals.  As of the date of this Agreement, Parent knows of no reason why all regulatory approvals required for the consummation of the transactions contemplated hereby (including, without limitation, the Merger) should not be obtained.

5.21.                      Loan Portfolio.

(a)                      Parent has made available to the Company (including by making available to the Company copies of all material documentation) (i) all of the following loan agreements, notes and borrowing arrangements of Parent or any Subsidiary (including leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, “Parent Loans”): (x) Parent Loans the unpaid principal balance of which exceeds $250,000, under the terms of which the obligor was, as of September 30, 2008, over 90 days delinquent in payment of principal or interest, (y) Parent Loans the unpaid principal balance of which exceeds $250,000, and that were as of September 30, 2008 classified by any bank examiner (whether regulatory or internal) as “Special Mention,” “Substandard,” “Doubtful,” “Loss” or words of similar import and (z) Parent Loans the unpaid principal balance of which exceeds $250,000, and that were on non-accrual status as of September 30, 2008; (ii) any Parent Loan with any director, executive officer or five percent or greater shareholder of Parent or any of its Subsidiaries, or to the knowledge of Parent, any person, corporation or enterprise controlling, controlled by or under common control with any of the foregoing; and (iii) each asset of Parent that as of September 30, 2008, was classified as “Other Real Estate Owned,” and the book value thereof.

(b)                      To the knowledge of Parent, each Parent Loan in original principal amount in excess of $250,000 (i) is evidenced by notes, agreements or other evidences of indebtedness which are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid liens and security interests and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

5.22.                      Property.  Each of Parent and its Subsidiaries has good and marketable title free and clear of all liens, encumbrances, mortgages, pledges, charges, defaults or equitable interests to all of the properties and assets, real and personal, tangible or intangible, which are reflected on the consolidated balance sheet of Parent and its Subsidiaries as of December 31, 2007 or, if acquired after such date, would be required to be reflected on a consolidated balance sheet of Parent prepared after the date of such acquisition except (i) liens for Taxes not yet due and payable or contested in good faith by appropriate proceedings, (ii) pledges to secure deposits and other liens incurred in the ordinary course of business, (iii) such imperfections of title, easements and encumbrances, if any, as do not interfere with the use of the respective property as such property is used on the date of this Agreement, (iv) for dispositions of or encumbrances on such properties or assets in the ordinary course of business, (v) mechanics’, materialmen’s, workmen’s, repairmen’s, warehousemen’s, carrier’s and other similar liens and encumbrances arising in the ordinary course of business, (vi) liens securing obligations that are reflected in such consolidated balance sheet or (vii) the lessor’s interest in any such property that is leased.  All leases pursuant to which Parent or any of its Subsidiaries, as lessee, leases real or personal property are valid and enforceable in accordance with their respective terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles, and neither Parent nor any of its Subsidiaries nor, to the knowledge of Parent, any other party thereto, is in default thereunder.

5.23.                      Reorganization.  As of the date of this Agreement, Parent has no reason to believe that the Merger will fail to qualify as a reorganization under Section 368(a) of the Code.

5.24.                      State Takeover Laws and Charter Provisions.  To the extent applicable, Parent has taken or will take all necessary action to exempt the transactions contemplated by this Agreement from all applicable state takeover laws and any comparable provisions in the Articles of Incorporation or Bylaws of Parent.

5.25.                      Insurance.  Parent and its Subsidiaries have policies of insurance to which Parent or its Subsidiaries are parties or that provide coverage to Parent and its Subsidiaries and all such policies: are valid and enforceable; are issued by insurers that are financially sound and reputable; taken together, provide reasonably adequate insurance coverage for the assets and the operations of Parent and its Subsidiaries for all risks normally insured against by a person carrying on the same business or businesses as Parent and its Subsidiaries; and are sufficient for compliance with all legal requirements.  Neither Parent nor any Subsidiary has received (a) any refusal of coverage or any notice that a defense will be afforded with reservation of rights or (b) any notice of cancellation or any other indication that any policy of insurance is no longer in full force or effect or that the issuer of any policy of insurance is not willing or able to perform its obligations thereunder.

ARTICLE VI

COVENANTS RELATING TO CONDUCT OF BUSINESS

6.1.                      Covenants of the Company

.  During the period from the date of this Agreement and continuing until the Effective Time, except as expressly contemplated or permitted by this Agreement or with the prior written consent of Parent, the Company and its Subsidiaries shall carry on their respective businesses in the ordinary course consistent with past practice.  Without limiting the generality of the foregoing, and except as set forth in Section 6.1 of the Company Disclosure Schedule or as otherwise contemplated by this Agreement or consented to in writing by Parent, the Company shall not, and shall not permit any of its Subsidiaries to:

(a)                      solely in the case of the Company or a Subsidiary which is not a wholly-owned Subsidiary, declare or pay any dividends on, or make other distributions in respect of, any of its capital stock other than periodic distributions on the Company Trust Preferred Securities;

(b)                      (i)  repurchase, redeem or otherwise acquire (except for the acquisition of DPC Shares, as such term is defined in Section 1.4(d) hereof) any shares of the capital stock of the Company or any Subsidiary of the Company, or any securities convertible into or exercisable for any shares of the capital stock of the Company or any of its Subsidiaries other than in connection with the termination of any employee of the Company or any Subsidiary in accordance with the terms of any applicable plan, grant or award agreement, (ii) split, combine or reclassify any shares of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or (iii) issue, deliver or sell, or authorize the issuance, delivery or sale of, any shares of its capital stock or any securities convertible into or exercisable for, or any rights, warrants or options to acquire, any such shares, or enter into any agreement with respect to any of the foregoing other than for the issuance Company Common Stock upon the exercise or fulfillment of rights, options or other convertible securities issued or existing as of the date hereof;

(c)                      amend its Articles of Incorporation, Bylaws or other similar governing documents;

(d)                      make any capital expenditures other than those which are  (i) made in the ordinary course of business or are necessary to maintain existing assets in good repair and (ii) not in excess of $500,000 in the aggregate;

(e)                      enter into any new line of business;

(f)                      acquire or agree to acquire, by merging or consolidating with, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire any assets, which would be material, individually or in the aggregate, to the Company, other than in connection with foreclosures, settlements in lieu of foreclosure or troubled loan or debt restructurings in the ordinary course of business consistent with past practices;

(g)                      take any action or enter into any agreement that would reasonably be expected to jeopardize or materially delay the receipt of any Requisite Regulatory Approval (as defined in Section 8.1(d));

(h)                      take any action that is intended or may reasonably be expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect, or in any of the conditions to the Merger set forth in Article VIII not being satisfied;

(i)                      change its methods of accounting in effect at December 31, 2007, except as required by changes in GAAP or regulatory accounting principles or interpretation as concurred to by the Company’s independent auditors, or make any Tax election or enter into any agreement or arrangement with respect to Taxes;

(j)                      except as otherwise contemplated by this Agreement, as required by applicable law or as required to maintain qualification pursuant to the Code, adopt, amend, or terminate any employee benefit plan or any agreement, arrangement, plan or policy between the Company or any Subsidiary of the Company and one or more of its current or former directors, officers or employees (including without limitation any retention, stay bonus, severance or change-of-control agreement, arrangement, plan or policy);

(k)                      except in the ordinary course of business consistent with past practice or except as required by applicable law, make any bonus payment or increase in any manner the compensation or fringe benefits of any director, officer or employee or pay any benefit not required by any Plan or agreement as in effect as of the date hereof (including the granting of stock options, stock appreciation rights, restricted stock, restricted stock units or performance units or shares);

(l)                      other than activities in the ordinary course of business consistent with past practice, sell, lease, encumber, assign or otherwise dispose of, or agree to sell, lease, encumber, assign or otherwise dispose of, any of its material assets, properties or other rights or agreements;

(m)                      other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money, engage in any repurchase transactions or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity;

(n)                      incur deposit liabilities, other than deposit liabilities incurred in the ordinary course of business consistent with past practice, or accept any brokered deposit having a maturity longer than 365 days;

(o)                      sell, purchase, enter into a lease, relocate, open or close any banking or other office, or file any application pertaining to such action with any Regulatory Agency;

(p)                      purchase any mortgage loan servicing rights;

(q)                      with respect to any agreement that should be filed with the SEC pursuant to Item 601(b)(10) of Regulation S-K, create, renew, amend or terminate or give notice of a proposed renewal, amendment or termination of, any material contract, agreement or lease for property or services to which the Company or its Subsidiaries is a party or by which the Company or any of its Subsidiaries or their respective properties is bound, other than the renewal in the ordinary course of business of any lease the term of which expires prior to the Closing Date;

(r)                      take, cause to be taken or omit to take any action which would reasonably be expected to prevent the Merger from qualifying as a reorganization under Section 368(a) of the Code; or

(s)                      agree to do any of the foregoing.

6.2.                      Covenants of Parent.  During the period from the date of this Agreement and continuing until the Effective Time, except as expressly contemplated or permitted by this Agreement or with the prior written consent of the Company, Parent and its Subsidiaries shall carry on their respective businesses in the ordinary course consistent with past practice.  Without limiting the generality of the foregoing, and except as set forth in Section 6.2 of the Parent Disclosure Schedule or as otherwise contemplated by this Agreement or consented to in writing by the Company, Parent shall not, and shall not permit any of its Subsidiaries to:

(a)                      solely in the case of Parent, declare or pay any dividends on or make any other distributions in respect of any of its capital stock other than its current quarterly dividends on its preferred stock;

(b)                      take any action or enter into any agreement that would reasonably be expected to jeopardize or materially delay the receipt of any Requisite Regulatory Approval (as defined in Section 8.1(d)) or

(c)                      take any action that is intended or may reasonably be expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect, or in any of the conditions to the Merger set forth in Article VIII not being satisfied;

(d)                      change its methods of accounting in effect at December 31, 2007, except as required by changes in GAAP or regulatory accounting principles or interpretation as concurred to by the Company’s independent auditors, or make any Tax election or enter into any agreement or arrangement with respect to Taxes;

(e)                      take, cause to be taken or omit to take any action which would reasonably be expected to prevent the Merger from qualifying as a reorganization under Section 368(a) of the Code; or

(f)                      agree to do any of the foregoing.

ARTICLE VII

ADDITIONAL AGREEMENTS

7.1.                      Proxy Statement-Prospectus.

(a)                      For the purposes (x) of registering with the SEC, under the Securities Act, Parent Common Stock to be offered to holders of Company Common Stock in connection with the Merger and (y) of holding the Shareholder Meetings, Parent and the Company shall prepare and file with the SEC a joint proxy statement.  As promptly as practicable after the date hereof, Parent shall prepare and file the S-4, in which the proxy statement will be included as a prospectus.  Such documents shall satisfy all applicable requirements of applicable state securities and banking laws, and of the Securities Act and the Exchange Act, and the rules and regulations thereunder (such proxy statement/prospectus in the form mailed to the Company shareholders, together with any and all amendments or supplements thereto, being herein referred to as the “Proxy Statement-Prospectus”).  Each of Parent and the Company shall use their reasonable best efforts to have the S-4 declared effective under the Securities Act as promptly as practicable after such filing, and each of the Company and Parent shall thereafter promptly mail the Proxy Statement-Prospectus to its respective shareholders.  Parent shall also use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and the Company shall furnish all information concerning the Company and the holders of the Company Common Stock as may be reasonably requested in connection with any such action.

(b)                      Each party shall provide the other with any information concerning itself that the other may reasonably request in connection with the drafting and preparation of the Proxy Statement-Prospectus, and each party shall notify the other promptly of the receipt of any comments of the SEC with respect to the Proxy Statement-Prospectus and of any requests by the SEC for any amendment or supplement thereto or for additional information and shall provide to the other promptly copies of all correspondence between such party or any of their representatives and the

SEC.  Parent shall not file the S-4, including any amendment thereto without giving the Company the opportunity to review, comment on and revise the S-4.  Each of Parent and the Company agrees to use all reasonable best efforts, after consultation with the other party hereto, to respond promptly to all such comments of and requests by the SEC and to cause the Proxy Statement-Prospectus and all required amendments and supplements thereto to be mailed to the shareholders of the Company and Parent entitled to vote at the Shareholders Meetings at the earliest practicable time.

(c)                      The Company and Parent shall promptly notify the other party if at any time it becomes aware that the Proxy Statement-Prospectus or the S-4 contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading.  In such event, the Company shall cooperate with Parent in the preparation of a supplement or amendment to such Proxy Statement-Prospectus that corrects such misstatement or omission, and Parent shall file an amended S-4 with the SEC, and the Company shall mail an amended Proxy Statement-Prospectus to the Company shareholders.

7.2.                      Regulatory Approvals.

(a)                      The parties hereto shall use their reasonable best efforts, and cooperate with each other, to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions, amendments, filings and refilings, and to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities which are necessary or advisable to consummate the Merger.  The Company and Parent shall have the right to review in advance, and to the extent practicable each will consult the other on, in each case subject to applicable laws relating to the exchange of information, all the information relating to the Company or Parent, as the case may be, and any of their respective Subsidiaries, which appears in any filing made with, or written materials submitted to, any third party, including any Governmental Entity, in connection with the transactions contemplated by this Agreement.  In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable.  The parties hereto agree that they will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated herein.

(b)                      Parent and the Company shall, upon request, furnish each other with all information concerning themselves, their Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement-Prospectus, the S-4 or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement.

(c)                      Parent and the Company shall promptly furnish each other with copies of written communications received by Parent or the Company, as the case may be, or any of their respective Subsidiaries, Affiliates or Associates (as such terms are defined in Rule 12b-2 under the Exchange Act as in effect on the date of this Agreement) from, or delivered by any of the foregoing to, any Governmental Entity in respect of the transactions contemplated hereby.

7.3.                      Access to Information.

(a)                      Upon reasonable notice and subject to applicable laws relating to the exchange of information, each party shall, and shall cause each of its Subsidiaries to, afford to the officers, employees, accountants, counsel and other representatives of the other party, reasonable access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments, records, officers, employees, accountants, counsel and other representatives and, during such period, it shall, and shall cause its Subsidiaries to, make available to the other party all information concerning its business, properties and personnel as the other party may reasonably request.  Neither party nor any of its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of its customers, jeopardize any attorney-client privilege or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement.  The parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(b)                      All nonpublic information furnished by either party to the other pursuant to Sections 7.1, 7.2 and 7.3(a) shall be subject to, and the receiving party shall hold all such information in confidence in accordance with, the provisions of the confidentiality agreements dated August 11 and 12, 2008 and countersigned August 13, 2008 (collectively, the “Confidentiality Agreement”), between Parent and the Company.

(c)                      No investigation by either of the parties or their respective representatives shall affect the representations, warranties, covenants or agreements of the other set forth herein.

7.4.                      Certain Actions.

(a)                      Except with respect to this Agreement and the transactions contemplated hereby and except as otherwise permitted in this Section 7.4, the Company will not, and will not authorize or permit any of its directors, officers, agents, employees, investment bankers, attorneys, accountants, advisors, agents, affiliates (as such term is used in Rule 12b-2 under the Exchange Act) or representatives (collectively, “Representatives”) to, directly or indirectly, (i) initiate, solicit, encourage or take any action to facilitate (including by way of furnishing non-public information) any Acquisition Proposal (as defined below) or any inquiries with respect to or the making of any Acquisition Proposal, (ii) enter into or participate in any discussions or negotiations with, furnish any non-public information relating to the Company or any of its Subsidiaries or afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries to, otherwise cooperate in any way with, or knowingly assist, participate in, facilitate or encourage any effort by any third party that is seeking to make, or has made, an Acquisition Proposal, (iii) approve, endorse or recommend any Acquisition Proposal, (iv) enter into any letter of intent or similar document or any contract, agreement or commitment contemplating or otherwise relating to an Acquisition Proposal, (v) fail to make, withdraw or modify in a manner adverse to Parent its recommendation to its shareholders referred to in Section 7.5 hereof, or (vi) grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company.

(b)                      Notwithstanding anything herein to the contrary, the Company and its Board of Directors shall be permitted (i) to comply with requirements under Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act with regard to an Acquisition Proposal (provided that the Board of Directors of the Company shall not withdraw or modify in an adverse manner its approval recommendation referred to in Section 7.5 hereof except as set forth below), (ii) to engage in discussions or negotiations with, or provide information to, any person in response to a Superior Proposal (as defined below) by any such person, if and only to the extent that (x) the Company’s Board of Directors concludes in good faith, after consultation with outside counsel, that failure to do so would be inconsistent with its fiduciary duties to the Company’s shareholders under applicable law, (y) prior to providing any information or data to any person in connection with a Superior Proposal by any such person, the Company’s Board of Directors receives from such person an executed confidentiality agreement on terms no less favorable to the Company than those contained in the Confidentiality Agreement (a copy of which executed confidentiality agreement shall have been provided to the Parent for informational purposes), and (z) at least 48 hours prior to providing any information or data to any person or entering into discussions or negotiations with any person, the Company notifies Parent in writing promptly of such inquiries, proposals or offers received by, any such information requested from, or any such discussions or negotiations sought to be initiated or continued with, any of its Representatives indicating, in connection with such notice, the name of such person and the material terms and conditions of any inquiries, proposals or offers, and (iii) to withdraw or modify in a manner adverse to Parent its recommendation to its shareholders referred to in Section 7.5 hereof in order to accept a Superior Proposal.  The Company will promptly (and in any event within 24 hours) notify Parent in writing of the receipt of any Acquisition Proposal or any information related thereto, which notification shall describe the Acquisition Proposal and identify the third party making the same.

(c)                      The Company agrees that it will, and will cause its Representatives to, immediately cease and cause to be terminated any activities, discussions, or negotiations existing as of the date of this Agreement with any parties conducted heretofore with respect to any Acquisition Proposal.

(d)                      For purposes of this Section 7.4:

(i)                      The term “Acquisition Proposal” means any tender offer or exchange offer or any proposal for a merger, acquisition of all of the stock or assets of, or other business combination involving the Company or any of its Subsidiaries or the acquisition of fifty percent (50%) or more of the total voting power or of any class of equity securities of the Company or the acquisition or purchase of assets that constitute fifty percent (50%) or more of the consolidated assets of the Company and its Subsidiaries taken as a whole.

(ii)                      The term “Superior Proposal” means, with respect to the Company, any bona-fide, unsolicited written Acquisition Proposal made by a person other than Parent which is on terms which the Board of Directors of the Company in good faith concludes (after consultation with its financial advisors and outside counsel), taking into account, among other things, all break-up fees, expense reimbursement provisions and conditions to consummation and all legal, financial, regulatory and other aspects of the proposal and the person making the proposal, (A) is more favorable to its shareholders (in their capacities as shareholders) than the Merger and for which financing, to the extent required, is then fully committed or reasonably determined to be available by the Board of Directors of the Company, and (B) is reasonably capable of being completed.

(e)                      If a Payment Event (as hereinafter defined) occurs, the Company shall pay to Parent (by wire transfer of immediately available funds), within two (2) business days following such Payment Event, a fee of Five Million Dollars ($5,000,000) (the “Break-up Fee”).

“Payment Event” means (x) the termination of this Agreement by Parent pursuant to Section 9.1(f) as a result of a breach by the Company of any of its covenants under any of Sections 7.4(a), 7.4(c), 7.5 or 7.6, or pursuant to Section 9.1(h), or by the Company pursuant to Section 9.1(i), and (y) the occurrence of any of the following events within twelve (12) months of any such termination of this Agreement, provided that an Acquisition Proposal shall have been made after the date hereof and prior to such termination (which shall not have been withdrawn in good faith prior to such termination): (i) the Company merges with or into, or is acquired, directly or indirectly, by merger or otherwise by, a Third Party; (ii) a Third Party, directly or indirectly acquires more than 50% of the total assets of the Company and its Subsidiaries, taken as a whole; or (iii) a Third Party, directly or indirectly, acquires more than 50% of the outstanding Company Common Stock.  As used herein, “Third Party” means any person as defined in Section 13(d) of the Exchange Act (other than Parent or its affiliates).

(f)                      The Company acknowledges that the agreements contained in Section 7.4(e) are an integral part of the transactions contemplated in this Agreement and that without these agreements Parent would not enter into this Agreement.  Accordingly, in the event the Company fails to pay to Parent the Break-up Fee, promptly when due, the Company shall, in addition thereto, pay to Parent all costs and expenses (including attorney’s fees and disbursements) incurred in collecting such Break-up Fee together with interest on the amount of the Break-up Fee (or any unpaid portion thereof), from the date such payment was due until the date such payment is received by Parent, accrued at the fluctuating prime rate (as quoted in The Wall Street Journal) as in effect from time to time during the period.

7.5.                      Shareholder Meetings.  The Company and Parent each shall take all steps necessary to duly call, give notice of, convene and hold a meeting of its respective shareholders to be held as soon as reasonably practicable after the date on which the S-4 becomes effective for the purpose of voting upon the approval and adoption of this Agreement and the consummation of the Merger and, in the case of the Company, if deemed necessary or appropriate by the Company and Parent, the approval of the Option Plan Amendment, and, in the case of Parent, to adopt the Authorized Share Amendment (the “Shareholder Meetings”).  Subject, in the case of the Company, to the right of the Company and its Board of Directors to take action permitted by Section 7.4(b) with respect to a Superior Proposal, the Company and Parent each will, through its respective Board of Directors, recommend to its respective shareholders approval and adoption of this Agreement and the Merger and such other matters as may be submitted by the respective Board of Directors to its respective shareholders in connection with this Agreement.  The Company and Parent shall coordinate and cooperate with respect to the foregoing matters, with a view towards, among other things, holding the respective meetings of each party’s shareholders on the same day.

7.6.                      Legal Conditions to Merger.  Each of Parent and the Company shall, and shall cause its Subsidiaries to, use their reasonable best efforts (a) to take, or cause to be taken, all actions which it deems necessary, proper or advisable to comply promptly with all legal requirements which may be imposed on such party or its Subsidiaries with respect to the Merger and, subject to the satisfaction of the conditions set forth in Article VIII hereof, to consummate the transactions contemplated by this Agreement and (b) to obtain (and to cooperate with the other party to obtain) any consent, authorization, order or approval of, or any exemption by, any Governmental Entity and any other third party which is required to be obtained by the Company or Parent or any of their respective Subsidiaries in connection with the Merger and the other transactions contemplated by this Agreement, and to comply with the terms and conditions of such consent, authorization, order or approval.

7.7.                      Stock Reserve.  Parent agrees from the date of this Agreement to set aside shares of Parent Common Stock for its obligations under this Agreement and following approval of the Authorized Share Amendment, until the Merger Consideration has been paid in full, Parent shall reserve a sufficient number of shares of Parent Common Stock to fulfill its obligations under this Agreement.

7.8.                      Stock Exchange Listing.  Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued in the Merger to be approved for listing on the NASDAQ Stock Market, subject to official notice of issuance, as of the Effective Time.

7.9.                      Employee Benefit Plans; Existing Agreements.

(a)                      The employees of the Company and its Subsidiaries (the “Company Employees”) shall be eligible to participate in those Parent Plans in which similarly situated employees of Parent or its Subsidiaries participate, to the same extent that similarly situated employees of Parent or its Subsidiaries participate.  From and after the Effective Time, Parent may elect not to provide to the Company Employees any benefits which are not then provided by Parent and its Subsidiaries to their employees notwithstanding that such benefits were provided by the Company and its Subsidiaries to their employees immediately prior to the Effective Time.  In the case of benefits which are provided at the Effective Time by Parent to employees of Parent and its Subsidiaries but are not then provided by the Company and its Subsidiaries to their employees, Parent will as soon as possible after the Effective Time include the Company Employees in the Parent Plans under which such benefits are made available.

(b)                      With respect to each Parent Plan for which length of service is taken into account for any purpose, service with the Company or any of its Subsidiaries (or predecessor employers to the extent the Company provides past service credit) shall be treated as service with Parent for purposes of determining eligibility to participate, vesting, and entitlement to benefits, including for vacation entitlement; provided, however, that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits.  Such service also shall apply for purposes of satisfying any waiting periods, evidence of insurability requirements, or the application of any preexisting condition limitations.  Each Parent Plan shall waive pre-existing condition limitations to the same extent waived under the applicable Company Plan, and Company Employees shall be given credit for amounts paid under a corresponding benefit plan during the same period for purposes of applying deductibles, copayments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the Parent Plan.

(c)                      Parent and the Company agree that, prior to the Effective Time, subject to the reasonable approval of Parent, the Company may adopt a severance plan (the “Severance Plan”) for those employees not otherwise entitled to a severance benefit and who will not be retained by Parent following consummation of the transactions contemplated hereunder and a change in control retention plan (the “Retention Plan”).  Notwithstanding any other provision of this Agreement, any Plan or otherwise, Parent agrees from and after the Closing Date to maintain in full force and effect, without amendment or modification (i) for a period of no less than one year following the Closing Date, the Severance Plan and (ii) the Retention Plan until such time as all Parent or Company obligations are fulfilled thereunder. All payments of a severance amount, whether pursuant to the Severance Plan or otherwise, will be subject to the subject employee’s execution of a release that is satisfactory in form and substance to Parent.  Subject to the following minimum benefits, the Company will grant an eligible full-time employee, who was exempt from the requirements of the Fair Labor Standards Act (“FLSA”) as of the date of this Agreement, two weeks of severance pay (at his or her then current pay rate) for each year of service with the Company or any of its Subsidiaries prior to the employment termination date.  The minimum benefit for exempt employees shall be two weeks’ salary, and the maximum severance benefit will be ten weeks’ salary for Company exempt employees.  The Company will grant an eligible full-time employee, who was not exempt from the requirements of the FLSA as of the date of this Agreement, one week of severance pay (at his then current pay rate) for each year of service with the Company or any of its Subsidiaries prior to the employment termination date.  The minimum benefit for non-exempt employees shall be one week’s salary, and the maximum severance benefit will be five weeks’ salary for Company non-exempt employees.

(d)                      Prior to the Effective Time and no later than December 31, 2008, the Company shall amend all Plans that are subject to Section 409A of the Code to comply with the final regulations under Section 409A, subject to the prior review and approval of Parent; provided, however, that in any case where the consent of a service provider is required for such amendment, the Company will have fulfilled its obligations under this Section 7.9(d) if it has exercised reasonable efforts to secure the consent of the service provider (whether or not such consent is actually given).

7.10.                      Indemnification.

(a)                      In the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, in which any person who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Time, a director, officer or employee of the Company or any of its Subsidiaries (the “Indemnified Parties”) is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he is or was a director, officer or employee of the Company, any of the Subsidiaries of the Company or any of their respective predecessors or affiliates or (ii) this Agreement or any of the transactions contemplated hereby, whether in any case asserted or arising before or after the Effective Time, the parties hereto agree to cooperate and use their best efforts to defend against and respond thereto.  It is expressly understood and agreed that indemnification provided herein does not extend to any threatened or actual claim, action, suit, proceeding or investigation based on any action or inaction of any Indemnified Party in such party’s capacity as director, officer or employee of any former subsidiary of the Company on and after January 31, 2005.  It is further understood and agreed that after the Effective Time, Parent shall indemnify and hold harmless, as and to the fullest extent permitted by law, each such Indemnified Party against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorney’s fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation incurred by each Indemnified Party to the fullest extent permitted by law upon receipt of any undertaking required by applicable law), judgments, fines and amounts paid in settlement in connection with any such threatened or actual claim, action, suit, proceeding or investigation, and in the event of any such threatened or actual claim, action, suit, proceeding or investigation (whether asserted or arising before or after the Effective Time), the Indemnified Parties may retain counsel reasonably satisfactory to them after consultation with Parent; provided, however, that (1) Parent shall have the right to assume the defense thereof and upon such assumption Parent shall not be liable to any Indemnified Party for any legal expenses of other counsel or any other expenses subsequently incurred by any Indemnified Party in connection with the defense thereof, except that if Parent elects not to assume such defense or counsel for the Indemnified Parties reasonably advises that there are issues which raise conflicts of interest between Parent and the Indemnified Parties, the Indemnified Parties may retain counsel reasonably satisfactory to them after consultation with Parent, and Parent shall pay the reasonable fees and expenses of such counsel for the Indemnified Parties; (2) Parent shall in all cases be obligated pursuant to this Section 7.10(a) to pay for only one firm or counsel for all Indemnified Parties; (3) Parent shall not be liable for any settlement effected without its written consent (which consent shall not be unreasonably withheld); (4) Parent shall have no obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall ultimately determine, and such determination shall have become final and nonappealable, that indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable law; and (5) Parent shall have no obligation hereunder to any Indemnified Party in respect of any such loss, claim, damage, liability, cost, expense, judgment or amount paid in settlements which arose out of or resulted from the gross negligence, criminal activity, willful misconduct or recklessness of the Indemnified Party.  Any Indemnified Party wishing to claim Indemnification under this Section 7.10, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify Parent thereof, provided that the failure to so notify shall not affect the obligations of Parent under this Section 7.10 except to the extent such failure to notify materially prejudices Parent.  Parent’s obligations under this Section 7.10 shall continue in full force and effect without time limit from and after the Effective Time.

(b)                      Parent shall cause the persons serving as officers and directors of the Company and its Subsidiaries immediately prior to the Effective Time to be covered for a period of six years from the Effective Time by the directors’ and officers’ liability insurance policy maintained by the Company (provided that Parent may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are not less advantageous than such policy) with respect to acts or omissions occurring prior to the Effective Time which were committed by such officers and directors in their capacity as such.

(c)                      In the event Parent or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Parent assume the obligations set forth in this Section 7.10.

(d)                      The provisions of this Section 7.10 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives.

7.11.                      Additional Agreements.  In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of any of the parties to the Merger, the proper officers and directors of each party to this Agreement and their respective Subsidiaries shall take all such necessary action as may be reasonably requested by Parent.

7.12.                      Intentionally Omitted.

7.13.                      Appointment of Directors.  Effective as of the Effective Time, Parent shall cause the number of directors constituting its Board of Directors to be fixed at twelve (12) members, and shall take all actions necessary to cause eight (8) of such members to be Parent Directors (as defined below) and four (4) of such members to be Company Directors (as defined below), each to hold office until his/her successor is elected and qualified or otherwise in accordance with applicable law, the Articles of Incorporation and Bylaws of Parent.  If any of the Company Directors does not become, or does not continue in the office of, a director of Parent because of death, disability or otherwise, Parent agrees, after consultation with the remaining Company Directors, to cause a member of the Board of Directors of the Company as of the date hereof who is mutually agreeable to Parent and the Company to be elected or appointed to the Board of Directors of Parent as the new Company Director.

The term “Parent Directors” shall mean individuals who shall be mutually selected by the Company and Parent from the members of Parent’s Board of Directors immediately prior to the Effective Time to continue as members of the Board of Directors of Parent after the Effective Time pursuant to this Section 7.13.  The term “Company Directors” shall mean individuals who shall be mutually selected by the Company and Parent from the members of the Company’s Board of Directors to become members of the Board of Directors of Parent as of the Effective Time pursuant to this Section 7.13.  Nothing in this Section 7.13 shall require the election or appointment of any individual whose election or appointment is prohibited or advised against by any Regulatory Agency.  Provided that a Company Director continues to satisfy the nomination criteria of the Nominating and Corporate Governance Committee of the Parent Board of Directors at the time such Company Director’s initial term is set to expire, the Parent Board of Directors shall re-nominate and recommend the election of such Company Director for election by the Parent shareholders to at least one additional term following the expiration of such Company Director’s initial term of office.

ARTICLE VIII

CONDITIONS PRECEDENT

8.1.                      Conditions to Each Party’s Obligation to Effect the Merger.  The respective obligation of each party to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a)                      Shareholder Approval of Merger.  This Agreement shall have been approved and adopted by the requisite votes of the holders of the outstanding shares of Company Common Stock and Parent Common Stock under applicable law and the rules of the NASDAQ Stock Market.

(b)                      Shareholder Approval of Authorized Shares.  The Authorized Share Amendment shall have been approved and adopted by the requisite votes of the holders of the outstanding shares of Parent Common Stock under applicable law and the rules of the NASDAQ Stock Market.

(c)                      Listing of Shares.  The shares of Parent Common Stock which shall be issued to the shareholders of the Company upon consummation of the Merger shall have been authorized for listing on the NASDAQ Stock Market, subject to official notice of issuance.

(d)                      Other Approvals.  All regulatory approvals required to consummate the transactions contemplated hereby (including the Merger) shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired (all such approvals and the expiration of all such waiting periods being referred to herein as the “Requisite Regulatory Approvals”).

(e)                      S-4.  The S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

(f)                      No Injunctions or Restraints; Illegality.  No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger (an “Injunction”) shall be in effect.  No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits, restricts or makes illegal consummation of the Merger.

(g)                      Employment Agreement.  Harry D. Madonna and Parent shall have executed an employment agreement in the form attached hereto as Exhibit B.

(h)                      No Pending Governmental Actions.  No proceeding initiated by any Governmental Entity seeking an Injunction shall be pending.

8.2.                      Conditions to Obligations of Parent.  The obligation of Parent to effect the Merger is also subject to the satisfaction or waiver by Parent at or prior to the Effective Time of the following conditions:

(a)                      Representations and Warranties.  The representations and warranties of the Company set forth in this Agreement (i) that are not qualified by materiality shall be true and correct in all material respects and (ii) that are qualified by materiality shall be true and correct in all respects, in each of the foregoing cases as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date; provided, however, that for purposes of this Section 8.2(a), no representation or warranty of the Company set forth in this Agreement shall be deemed untrue or incorrect as a consequence of the existence of any fact, circumstance or event unless such fact, circumstance or event, individually or taken together with all other facts, circumstances or events which would otherwise cause any representation or warranty of the Company contained in this Agreement to be untrue or incorrect, has had a Material Adverse Effect on the Company and its Subsidiaries taken as a whole.  Parent shall have received a certificate signed on behalf of the Company by the Chief Executive Officer or the Chief Financial Officer of the Company to the foregoing effect.

(b)                      Performance of Obligations of the Company.  The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate signed on behalf of the Company by the Chief Executive Officer or the Chief Financial Officer of the Company to such effect.

(c)                      Absence of Material Adverse Effect on the Company.  Since the date of this Agreement, there shall not have been any event or events which, individually or in the aggregate, have had a Material Adverse Effect on the Company.

(d)                      Regulatory Capital; Absence of Cease and Desist Order.  The Company Bank shall have sufficient regulatory capital to qualify as “well capitalized” under applicable regulations and neither the Company Bank nor the Company shall have received any cease and desist order from any Regulatory Agency.

(e)                      Federal Tax Opinion.  Parent shall have received an opinion from Mette, Evans & Woodside, counsel to Parent (“Parent’s Counsel”), in form and substance reasonably satisfactory to Parent, dated the Effective Time, substantially to the effect that on the basis of facts, representations and assumptions set forth in such opinion which are consistent with the state of facts existing at the Effective Time, the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code.  In rendering such opinion, Parent’s Counsel may require and rely upon representations and covenants, including those contained in certificates of officers of Parent, the Company and others, reasonably satisfactory in form and substance to such counsel.

8.3.                      Conditions to Obligations of the Company.  The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company at or prior to the Effective Time of the following conditions:

(a)                      Representations and Warranties.  The representations and warranties of Parent set forth in this Agreement (i) that are not qualified by materiality shall be true and correct in all material respects and (ii) that are qualified by materiality shall be true and correct in all respects, in each of the foregoing cases as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date; provided, however, that for purposes of this Section 8.3(a), no representation or warranty of the Company set forth in this Agreement shall be deemed untrue or incorrect as a consequence of the existence of any fact, circumstance or event unless such fact, circumstance or event, individually or taken together with all other facts, circumstances or events which would otherwise cause any representation or warranty of the Company contained in this Agreement to be untrue or incorrect, has had a Material Adverse Effect on the Company and its Subsidiaries taken as a whole.  The Company shall have received a certificate signed on behalf of Parent by the Chief Executive Officer or the Chief Financial Officer of Parent to the foregoing effect.

(b)                      Performance of Obligations of Parent.  Parent shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Parent by the Chief Executive Officer or the Chief Financial Officer of Parent to such effect.

(c)                      Absence of Material Adverse Effect on Parent.  Since the date of this Agreement, there has not been any event or events, which individually or in the aggregate, have had a Material Adverse Effect on Parent.
(d)                      Federal Tax Opinion.  The Company shall have received an opinion from Pepper Hamilton LLP (the “Company’s Counsel”), in form and substance reasonably satisfactory to the Company, dated the Effective Time, substantially to the effect that on the basis of facts, representations and assumptions set forth in such opinion which are consistent with the state of facts existing at the Effective Time, the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code.  In rendering such opinion, the Company’s Counsel may require and rely upon representations and covenants, including those contained in certificates of officers of Parent, the Company and others, reasonably satisfactory in form and substance to such counsel.

ARTICLE IX

TERMINATION AND AMENDMENT

9.1.                      Termination.  This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the Merger by the shareholders of both the Company and Parent:

(a)                      by mutual consent of the Company and Parent in a written instrument, if the Board of Directors of each so determines by a vote of a majority of the members of its entire Board;

(b)                      by either Parent or the Company upon written notice to the other party (i) 30 days after the date on which any request or application for a Requisite Regulatory Approval shall have been denied or withdrawn at the request or recommendation of the Governmental Entity having the authority to grant such Requisite Regulatory Approval, unless within the 30-day period following such denial or withdrawal a petition for rehearing or an amended application has been filed with the applicable Governmental Entity (provided, however, that no party shall have the right to terminate this Agreement pursuant to this Section 9.1(b)(i) if such denial or request or recommendation for withdrawal shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein) or (ii) if any Governmental Entity of competent jurisdiction shall have issued a final nonappealable order enjoining or otherwise prohibiting the Merger;

(c)                      by either Parent or the Company if the Merger shall not have been consummated on or before April 30, 2009 (“Closing Deadline”), unless the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein; provided, however, that either Parent or the Company may extend the Closing Deadline to July 31, 2009 by notice to the other party on or before April 30, 2009, in the event that either of the conditions set forth in Sections 8.1(d) and 8.1(e) have not been met by March 15, 2009, and the failure of such condition(s) to have been met is not due to the failure of the party seeking to extend the Closing Deadline;

(d)                      by either Parent or the Company if the respective shareholders of the Company or the Parent shall have voted at the respective shareholders meeting on this Agreement and such vote shall not have been sufficient to approve this Agreement by such respective shareholders, provided, however, that the right to terminate this Agreement under this Section 9.1(d) shall not be available to a party whose shareholders failed to approve this Agreement if such party did not comply with its obligations under Section 7.5;

(e)                      by either Parent or the Company (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a material breach of any of the representations or warranties set forth in this Agreement on the part of the other party, which breach is not cured within thirty days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the Closing; provided, however, that neither party shall have the right to terminate this Agreement pursuant to this Section 9.1(e) unless the breach of representation or warranty, together with all other such breaches, would entitle the party receiving such representation or warranty not to consummate the transactions contemplated hereby under Section 8.2(a) (in the case of a breach of representation or warranty by the Company) or Section 8.3(a) (in the case of a breach of representation or warranty by Parent);

(f)                      by either Parent or the Company (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a material breach of any of the covenants or agreements set forth in this Agreement on the part of the other party, which breach shall not have been cured within thirty days following receipt by the breaching party of written notice of such breach from the other party hereto, or which breach, by its nature, cannot be cured prior to the Closing; or

(g)                      by the Company, in its sole discretion, if (either before or after the approval of this Agreement by the Company shareholders) during the three business day period commencing with (and including) the Determination Date both conditions (1) and (2) below are satisfied.  For purposes of this Section 9.1(g), the following terms shall have the meanings indicated:

“Adjusted Parent Ratio” means the number obtained by multiplying (x) the Parent Ratio, by (y) the quotient obtained by dividing (A) the Exchange Ratio, after giving effect to any adjustment made pursuant to this Section 9.1(g), by (B) the Exchange Ratio, before giving effect to any adjustment made pursuant to this Section 9.1(g).

“Index Price” on a given date means the closing price of the NASDAQ Bank Index.

“Per Share Consideration” means the product of the Exchange Ratio times the Average Closing Price.

“Starting Date” means the NASDAQ Stock Market trading day preceding the day on which the parties publicly announce the signing of this Agreement.

“Starting Price” means $28.86.

The Company may terminate this Agreement at any time during the two-day period following the Determination Date if the following two conditions are satisfied:

(1)           the Average Closing Price shall be less than the product of .80 and the Starting Price; and

(2)           (i) the number obtained by dividing the Average Closing Price by the Starting Price (such number being referred to herein as the “Parent Ratio”) shall be less than (ii) the number obtained by dividing the Index Price on the Determination Date by the Index Price on the Starting Date (as defined below) and subtracting .20 from such quotient (such number being referred to herein as the “Index Ratio”).

It is provided, however, that if the Company elects to exercise its termination right pursuant to this Section 9.1(g), it shall give prompt written notice to Parent and that such notice of election to terminate may be withdrawn at any time within the aforementioned two-day period.  During the period commencing with its receipt of such notice and ending at the Effective Time, Parent shall have the option of increasing the Exchange Ratio in a manner such, and to the extent required, so that the condition set forth in either clause (1) or (2) above shall be deemed not to exist.

For purposes hereof, the condition set forth in clause (1) above shall be deemed not to exist if:

the Exchange Ratio is increased so that the Per Share Consideration (calculated by using the Average Closing Price) after such increase is not less than 80% of the Per Share Consideration calculated by using the Starting Price in lieu of the Average Closing Price.

For purposes hereof, the condition set forth in clause (2) above shall be deemed not to exist if:

the Exchange Ratio is increased so that the Adjusted Parent Ratio is not less than the Index Ratio.

If Parent makes this election, within such period, it shall give prompt written notice to Company of such election and the revised Exchange Ratio, whereupon no termination shall have occurred pursuant to this Section 9.1(g) and this Agreement shall remain in effect in accordance with its terms (except as the Exchange Ratio shall have been so modified), and any references in this Agreement to “Exchange Ratio” shall thereafter be deemed to refer to the Exchange Ratio after giving effect to any adjustment made pursuant to this Section 9.1(g).

If Parent declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the Starting Date and the Determination Date, the prices for the common stock of Parent shall be appropriately adjusted for the purposes of applying this Section 9.1(g);

(h)                      by Parent, if the Board of Directors of the Company shall have withdrawn or modified in a manner adverse to Parent its recommendation to its shareholders referred to in Section 7.5 hereof in order to accept a Superior Proposal; or

(i)                      by the Company, in order to enter into a definitive agreement with respect to a Superior Proposal, provided that the Company complies with the provisions of Section 7.4 in connection with such Superior Proposal.

9.2.                      Effect of Termination.  In the event of termination of this Agreement by either Parent or the Company as provided in Section 9.1, this Agreement shall forthwith become void and have no effect except (i) Sections 7.3(b), 7.4(e), 9.2 and 10.3 shall survive any termination of this Agreement and (ii) that, notwithstanding anything to the contrary contained in this Agreement, no party shall be relieved or released from any liabilities or damages arising out of its willful breach of any provision of this Agreement.

9.3.                      Amendment.  Subject to compliance with applicable law, this Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval and adoption of this Agreement and the Merger by the shareholders of either the Company or Parent; provided, however, that after any approval and adoption of the transactions contemplated by this Agreement by the Company’s shareholders, there may not be, without further approval and adoption of such shareholders, any amendment of this Agreement which reduces the amount or changes the form of the consideration to be delivered to the Company shareholders hereunder other than as contemplated by this Agreement.  This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

9.4.                      Extensions; Waiver.  At any time prior to the Effective Time, each of the parties hereto, by action taken or authorized by its Board of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other party hereto, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions of the other party contained herein.  Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE X

GENERAL PROVISIONS

10.1.                      Closing.  Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) will take place at the offices of Parent at 10:00 a.m., or such other place and time as may be agreed to by the parties hereto, and on such date as the parties hereto shall mutually agree, provided that such date may not be later than 15 business days after the satisfaction or waiver (subject to applicable law) of the latest to occur of the conditions set forth in Article VIII hereof (other than those conditions which relate to actions to be taken at the Closing) (the “Closing Date”).

10.2.                      Nonsurvival of Representations, Warranties and Agreements.  None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for those covenants and agreements contained herein and therein which by their terms apply in whole or in part after the Effective Time.

10.3.                      Expenses.  Except as otherwise specified in this Agreement, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses.

10.4.                      Notices.  All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)                      if to Parent, to:

Pennsylvania Commerce Bancorp, Inc.
3801 Paxton Street
Harrisburg, PA 17111

Attention:  Gary L. Nalbandian , Chief Executive Officer

with a copy to:

James A. Ulsh
Attorney at Law
Mette, Evans & Woodside
3401 North Front Street
P.O. Box 5950
Harrisburg, PA 17110

and

(b)                      if to the Company, to:

Republic First Bancorp, Inc.
50 South 16th Street, Suite 2400
Philadelphia, PA 19102
Attention:  Harry D. Madonna, Chief Executive Officer

with a copy to:

Barry M. Abelson
Attorney at Law
Pepper Hamilton LLP
3000 Two Logan Square
Eighteenth and Arch Streets
Philadelphia, PA 19103

10.5.                      Interpretation.  When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”  The phrases “the date of this Agreement,” “the date hereof” and terms of similar import, unless the context otherwise requires, shall be deemed to refer to November 7, 2008.  No provision of this Agreement shall be construed to require the Company, Parent or any of their respective Subsidiaries or affiliates to take any action that would violate any applicable law, rule or regulation.

10.6.                      Counterparts.  This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

10.7.                      Entire Agreement.  This Agreement (including the documents and the instruments referred to herein) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, other than the Confidentiality Agreements.

10.8.                      Governing Law.  This Agreement shall be governed and construed in accordance with the laws of the Commonwealth of Pennsylvania, without regard to any applicable conflicts of law.

10.9.                      Enforcement of Agreement.  The parties hereto agree that money damages or any other remedy at law would not be a sufficient or adequate remedy for any actual or threatened breach or violation of, or default under, this Agreement by any of them and that, in addition to all other available remedies, each aggrieved party shall be entitled, to the fullest extent permitted by law, to an injunction restraining such actual or threatened breach, violation or default and to any other equitable relief, including specific performance, without bond or other security being required.

10.10.                                Severability.  Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction.  If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

10.11.                                Publicity.  Except as expressly permitted by this Agreement or otherwise required by law or the rules of the NASDAQ Stock Market, so long as this Agreement is in effect, neither Parent nor the Company shall, or shall permit any of its Subsidiaries to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement concerning, the transactions contemplated by this Agreement without the consent of the other party, which consent shall not be unreasonably withheld.

10.12.                                Assignment; No Third Party Beneficiaries.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties.  Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.  Except as otherwise expressly provided herein, this Agreement (including the documents and instruments referred to herein) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, Parent and the Company have caused this Agreement and Plan of Merger to be executed by their respective officers thereunto duly authorized as of the date first above written.

PENNSYLVANIA COMMERCE BANCORP, INC.

By:	/s/ Gary L. Nalbandian
Name: Gary L. Nalbandian
Title: Chairman/President/CEO

REPUBLIC FIRST BANCORP, INC.

By:	/s/ Harry D. Madonna
Name: Harry D. Madonna
Title: Chief Executive Officer

Annex B-1
Letter Agreement from Directors of Pennsylvania Commerce Bancorp, Inc.

November 7, 2008

Republic First Bancorp, Inc.
50 South 16th Street, Suite 2400
Philadelphia, PA 19102

Ladies and Gentlemen:

Pennsylvania Commerce Bancorp, Inc (“Commerce”) and Republic First Bancorp, Inc. (“Republic”) are entering into an Agreement and Plan of Merger to be dated as of the date hereof (the “Agreement”).  As a condition to its execution and delivery to Commerce of the Agreement, Republic is requiring that directors of Commerce execute and deliver to Republic this Letter Agreement.

Pursuant to the Agreement, and subject to the terms and conditions set forth therein: (a) Republic will merge with and into Commerce, with Commerce surviving the merger (the “Merger”); (b) shareholders of Republic will receive shares of Commerce common stock in exchange for their shares of Republic common stock owned on the closing date plus cash in lieu of fractional share interests; and (c) holders of Republic options, if any, will receive stock options exercisable for common stock of Commerce in exchange for options exercisable for common stock of Republic outstanding on the closing date of the Merger.

Intending to be legally bound hereby, I irrevocably agree and represent as follows:

1.        I agree to be present (in person or by proxy) at all meetings of shareholders of Commerce called to vote for approval of the Agreement and the transactions contemplated thereby (the “Transactions”) so that all shares of Commerce common stock held by me and/or over which I exercise sole or shared voting power, excluding any such shares for which I act as a fiduciary, other than those which are held in IRAs for my benefit, (“Covered Shares”) will be counted for the purpose of determining the presence of a quorum at such meetings, and to vote or cause the Covered Shares to be voted for approval of the Transactions.

2.        I agree to vote or cause the Covered Shares to be voted against any Acquisition Proposal (as defined in the Agreement).

3.        I hereby revoke any and all previous proxies granted with respect to the Covered Shares and grant to the president of Republic a proxy to vote the Covered Shares as indicated in paragraphs 1 and 2 above, which proxy will be irrevocable and coupled with an interest, and I agree to take such further actions and execute such other instruments as may be necessary to effectuate the intent of this proxy, provided that this proxy will expire automatically and without further action upon termination of this Letter Agreement.

4.        I understand that this Letter Agreement does not prevent me from exercising options or converting other convertible securities to acquire shares of Commerce common stock that I may properly exercise or convert, and that any shares of Commerce common stock issued upon the exercise of any of my options or upon the conversion of any of my convertible securities will be Covered Shares subject to this Letter Agreement.

B-1-1

5.        Through the earlier of (a) the receipt of the requisite approval of the Transactions by the shareholders of Commerce and Republic or (b) the termination of the Agreement pursuant to Article IX thereof, I agree not to offer, sell, transfer or otherwise dispose of, or to permit the offer, sale, transfer or other disposition of, any Covered Shares; provided, however, that I may make a bona fide gift or transfer of Covered Shares for estate planning or similar purposes prior to that date, provided that the recipient agrees to vote such Covered Shares for the approval of the Transactions and agrees, in writing, to be bound by all the terms hereof as if an original signatory hereto.

6.        Republic recognizes that, with respect to any Covered Shares which have been pledged to a third party, I may not be able to control the voting or disposition of such Covered Shares if contrary to the terms of such pledge, and that any act or failure to act on my part which is required by such pledge shall not be deemed a violation hereof.

7.        I agree that irreparable damage would occur in the event that any of the provisions of this Letter Agreement were not performed in accordance with their specific terms and agree that Republic is entitled to an injunction or injunctions to prevent breaches of this Letter Agreement by me and to enforce specifically the terms and provisions hereof, this being in addition to any other available remedy.

8.        I represent that I have the capacity to enter into this Letter Agreement and that it is a valid and binding obligation enforceable against me in accordance with its terms, subject to bankruptcy, insolvency and other laws affecting creditors’ rights and general equitable principles.

The agreements contained in this Letter Agreement shall apply to me solely in my capacity as a shareholder of Commerce, and no agreement contained in this Letter Agreement shall apply to me in my capacity as a director, officer or employee of Commerce or in any other fiduciary capacity.  In addition, nothing contained in this Letter Agreement shall be deemed to apply to, or limit in any manner, my obligations to comply with my fiduciary duties as an officer or director, as applicable, of Commerce.

Nothing herein shall be deemed to vest in Republic any direct or indirect ownership or incidence of ownership of or with respect to any shares of common stock of Commerce.

This Letter Agreement shall be effective upon acceptance by Republic.

This Letter Agreement shall terminate concurrently with, and automatically upon, any termination of the Agreement in accordance with its terms, except that any such termination shall be without prejudice to Republic’s rights arising out of any willful breach of any covenant or representation contained herein.

[SIGNATURE PAGE FOLLOWS]

B-1-2

Republic First Bancorp, Inc.

Very truly yours,

Witness

[Printed Name]

This Letter Agreement is hereby accepted
as of November 7, 2008, by:

Republic First Bancorp, Inc.

By:___________________________
Name:
Title:

B-1-3

Annex B-2

November 7, 2008

Pennsylvania Commerce Bancorp, Inc.
3801 Paxton Street
Harrisburg, PA 17111

Ladies and Gentlemen:

Pennsylvania Commerce Bancorp, Inc (“Commerce”) and Republic First Bancorp, Inc. (“Republic”) are entering into an Agreement and Plan of Merger to be dated as of the date hereof (the “Agreement”).  As a condition to its execution and delivery to Republic of the Agreement, Commerce is requiring that directors of Republic execute and deliver to Commerce this Letter Agreement.

Pursuant to the Agreement, and subject to the terms and conditions set forth therein: (a) Republic will merge with and into Commerce, with Commerce surviving the merger (the “Merger”); (b) shareholders of Republic will receive shares of Commerce common stock in exchange for their shares of Republic common stock owned on the closing date plus cash in lieu of fractional share interests; and (c) holders of Republic options, if any, will receive stock options exercisable for common stock of Commerce in exchange for options exercisable for common stock of Republic outstanding on the closing date of the Merger.

Intending to be legally bound hereby, I irrevocably agree and represent as follows:

1.        I agree to be present (in person or by proxy) at all meetings of shareholders of Republic called to vote for approval of the Agreement and the transactions contemplated thereby (the “Transactions”) so that all shares of Republic common stock held by me and/or over which I exercise sole or shared voting power, excluding any such shares for which I act as a fiduciary, other than those which are held in IRAs for my benefit, (“Covered Shares”) will be counted for the purpose of determining the presence of a quorum at such meetings, and to vote or cause the Covered Shares to be voted for approval of the Transactions.

2.        I agree to vote or cause the Covered Shares to be voted against any Acquisition Proposal (as defined in the Agreement).

3.        I hereby revoke any and all previous proxies granted with respect to the Covered Shares and grant to the president of Commerce a proxy to vote the Covered Shares as indicated in paragraphs 1 and 2 above, which proxy will be irrevocable and coupled with an interest, and I agree to take such further actions and execute such other instruments as may be necessary to effectuate the intent of this proxy, provided that this proxy will expire automatically and without further action upon termination of this Letter Agreement.

4.        I understand that this Letter Agreement does not prevent me from exercising options or converting other convertible securities to acquire shares of Republic common stock that I may properly exercise or convert, and that any shares of Republic common stock issued upon the exercise of any of my options or upon the conversion of any of my convertible securities will be Covered Shares subject to this Letter Agreement.

B-2-1

5.        Through the earlier of (a) the receipt of the requisite approval of the Transactions by the shareholders of Commerce and Republic or (b) the termination of the Agreement pursuant to Article IX thereof, I agree not to offer, sell, transfer or otherwise dispose of, or to permit the offer, sale, transfer or other disposition of, any Covered Shares; provided, however, that I may make a bona fide gift or transfer of Covered Shares for estate planning or similar purposes prior to that date, provided that the recipient agrees to vote such Covered Shares for the approval of the Transactions and agrees, in writing, to be bound by all the terms hereof as if an original signatory hereto.

6.        Commerce recognizes that, with respect to any Covered Shares which have been pledged to a third party, I may not be able to control the voting or disposition of such Covered Shares if contrary to the terms of such pledge, and that any act or failure to act on my part which is required by such pledge shall not be deemed a violation hereof.

7.        I agree that irreparable damage would occur in the event that any of the provisions of this Letter Agreement were not performed in accordance with their specific terms and agree that Commerce is entitled to an injunction or injunctions to prevent breaches of this Letter Agreement by me and to enforce specifically the terms and provisions hereof, this being in addition to any other available remedy.

8.        I represent that I have the capacity to enter into this Letter Agreement and that it is a valid and binding obligation enforceable against me in accordance with its terms, subject to bankruptcy, insolvency and other laws affecting creditors’ rights and general equitable principles.

The agreements contained in this Letter Agreement shall apply to me solely in my capacity as a shareholder of Republic, and no agreement contained in this Letter Agreement shall apply to me in my capacity as a director, officer or employee of Republic or in any other fiduciary capacity.  In addition, nothing contained in this Letter Agreement shall be deemed to apply to, or limit in any manner, my obligations to comply with my fiduciary duties as an officer or director, as applicable, of Republic.

Nothing herein shall be deemed to vest in Commerce any direct or indirect ownership or incidence of ownership of or with respect to any shares of common stock of Republic.

This Letter Agreement shall be effective upon acceptance by Commerce.

This Letter Agreement shall terminate concurrently with, and automatically upon, any termination of the Agreement in accordance with its terms, except that any such termination shall be without prejudice to Commerce’s rights arising out of any willful breach of any covenant or representation contained herein.

[SIGNATURE PAGE FOLLOWS]

B-2-2

Very truly yours,

Witness

[Printed Name]

This Letter Agreement is hereby accepted
as of November 7, 2008, by:

Pennsylvania Commerce Bancorp, Inc.

By:___________________________
Name:
Title:

B-2-3

Annex C

November 7, 2008

Board of Directors
Republic First Bancorp, Inc.
50 South 16th Street
Philadelphia, PA 19102

Ladies and Gentlemen:

Republic First Bancorp, Inc. (“Republic”) and Pennsylvania Commerce Bancorp, Inc. (“Pennsylvania Commerce”) have entered into an Agreement and Plan of Merger, dated as of November 7, 2008 (the “Agreement”), pursuant to which Republic will merge with and into Pennsylvania Commerce, with Pennsylvania Commerce as the surviving entity (the “Merger”).  Under the terms of the Agreement, upon consummation of the Merger, each share of Republic common stock issued and outstanding immediately prior to the Merger (the “Republic Common Stock”), other than certain shares specified in the Agreement, will be converted into the right to receive that fraction (subject to adjustment as provided for in the Agreement) of Pennsylvania Commerce common stock, whose numerator is $10.00 and whose denominator is the Average Closing Price (the “Merger Consideration”), provided that the Exchange Ratio be neither greater than 0.38 nor less than 0.34. The terms of the Merger are more fully described in the Agreement.  Capitalized terms used herein without definition shall have the meanings given to such terms in the Agreement.  You have requested our opinion as to the fairness, from a financial point of view, of the Merger Consideration to the holders of Republic Common Stock.

Sandler O’Neill & Partners, L.P., as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.  In connection with this opinion, we have reviewed, among other things: (i) the Agreement; (ii) certain publicly available financial statements and other historical financial information of Republic that we deemed relevant; (iii) certain publicly available financial statements and other historical financial information of Pennsylvania Commerce that we deemed relevant; (iv) internal financial projections for Republic for the years ending December 31, 2008 and 2009 as reviewed with management of Republic; (v) internal earnings estimates for Pennsylvania Commerce for the years ending December 31, 2008 and 2009 as discussed with senior management of Pennsylvania Commerce; (vi) the pro forma financial impact of the Merger on Pennsylvania Commerce based on assumptions relating to transaction expenses, purchase accounting adjustments and cost savings determined by the senior managements of Republic and Pennsylvania Commerce; (vii) the publicly reported historical price and trading activity for Republic’s and Pennsylvania Commerce’s respective common stock, including a comparison of certain financial and stock market information for Republic and Pennsylvania Commerce with similar publicly available information for certain other companies the securities of which are publicly traded; (viii) the financial terms of certain recent business combinations in the commercial banking industry, to the extent publicly available; (ix) the current market environment generally and the banking environment in particular; and (x) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant.  We also discussed with certain members of senior management of Republic the business, financial condition, results of operations and prospects of Republic and held similar discussions with certain members of senior management of Pennsylvania Commerce regarding the business, financial condition, results of operations and prospects of Pennsylvania.

In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by Republic and Pennsylvania Commerce or their respective representatives or that was otherwise reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion.  We have further relied on the assurances of the respective managements of Republic and Pennsylvania Commerce that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading.  We have not been asked to and have not undertaken an independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof.  We did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Republic and Pennsylvania Commerce or any of their respective subsidiaries, or the collectibility of any such assets, nor have we been furnished with any such evaluations or appraisals. We did not make an independent evaluation of the adequacy of the allowance for loan losses of Republic and Pennsylvania Commerce nor have we reviewed any individual credit files relating to Republic and Pennsylvania Commerce.  We have assumed, with your consent, that the respective allowances for loan losses for both Republic and Pennsylvania Commerce are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity.

In preparing its analyses, Sandler O’Neill received internal estimates for Republic and Pennsylvania Commerce from the respective managements of Republic and Pennsylvania Commerce.  Sandler O’Neill also received and used in its analyses certain projections of transaction costs, purchase accounting adjustments and expected cost savings which were prepared by and/or reviewed with the managements of Republic and Pennsylvania Commerce.  With respect to those estimates and judgments, the respective managements of Republic and Pennsylvania Commerce confirmed to us that those estimates and judgments reflected the best currently available estimates and judgments of those respective managements of the future financial performance of Republic and Pennsylvania Commerce, respectively, and we assumed that such performance would be achieved.  We express no opinion as to such estimates or the assumptions on which they are based.  We have also assumed that there has been no material change in Republic’s and Pennsylvania Commerce’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to us.  We have assumed in all respects material to our analysis that Republic and Pennsylvania Commerce will remain as going concerns for all periods relevant to our analyses, that all of the representations and warranties contained in the Agreement and all related agreements are true and correct, that each party to the agreements will perform all of the covenants required to be performed by such party under the agreements, that the conditions precedent in the Agreement are not waived and that the Merger will qualify as a tax-free reorganization for federal income tax purposes.  Finally, with your consent, we have relied upon the advice Republic has received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the Merger and the other transactions contemplated by the Agreement.

Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.  Events occurring after the date hereof could materially affect this opinion.  We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof.  We are expressing no opinion herein as to what the value of Pennsylvania Commerce’s common stock will be when issued to Republic’s shareholders pursuant to the Agreement or the prices at which Republic’s and Pennsylvania Commerce’s common stock may trade at any time.

We have acted as Republic’s financial advisor in connection with the Merger and will receive a fee for our services, a substantial portion of which is contingent upon consummation of the Merger. We will also receive a fee for rendering this opinion.  Republic has also agreed to indemnify us against certain liabilities arising out of our engagement.

In the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to Republic and Pennsylvania Commerce and their affiliates.  We may also actively trade the equity or debt securities of Republic and Pennsylvania Commerce or their affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

Our opinion is directed to the Board of Directors of Republic in connection with its consideration of the Merger and does not constitute a recommendation to any shareholder of Republic as to how such shareholder should vote at any meeting of shareholders called to consider and vote upon the Merger.  Our opinion is directed only to the fairness, from a financial point of view, of the Merger Consideration to holders of Republic Common Stock and does not address the underlying business decision of Republic to engage in the Merger, the relative merits of the Merger as compared to any other alternative business strategies that might exist for Republic or the effect of any other transaction in which Republic might engage.  This opinion shall not be reproduced or used for used for any other purposes, without Sandler O'Neill’s prior written consent.  This Opinion has been approved by Sandler O’Neill’s fairness opinion committee.  We do not express any opinion as to the fairness of the amount or nature of the compensation to be received in the Merger by Republic’s officers, directors, or employees, or class of such persons, relative to the compensation to be received in the Merger by any other shareholders of the Company.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration is fair to the holders of Republic Common Stock from a financial point of view.

Very truly yours,

Annex D

November 7, 2008

The Board of Directors
Pennsylvania Commerce Bancorp, Inc
3801 Paxton Street
Harrisburg, Pennsylvania 17111

Members of the Board:

You have requested our opinion as investment bankers as to the fairness, from a financial point of view, to Pennsylvania Commerce Bancorp, Inc. (“Pennsylvania Commerce”) of the Merger Consideration (as defined herein) in the proposed merger (the “Merger”) of Republic First Bancorp, Inc. (“Republic First”) with and into Pennsylvania Commerce, pursuant to the Agreement and Plan of Merger, dated as of November 7, 2008, between Republic First and Pennsylvania Commerce (the “Agreement”).  Pursuant to the terms of the Agreement, each outstanding share of Common Stock, par value $0.01 per share, of Republic First will be converted into a fraction of a share (subject to adjustment as provided for in the Agreement, the “Exchange Ratio”) of common stock, par value $1.00 per share, of Pennsylvania Commerce obtained by dividing $10.00 by the Average Closing Price (as defined in the Agreement); provided, however, that in no event shall the Exchange Ratio be greater than .38 or less than .34 (the “Merger Consideration”).  The terms and conditions of the Merger are more fully set forth in the Agreement.

Keefe, Bruyette & Woods, Inc., has acted as financial advisor to Pennsylvania Commerce.  As part of our investment banking business, we are continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes.  As specialists in the securities of banking companies, we have experience in, and knowledge of, the valuation of banking enterprises.  In the ordinary course of our business as a broker-dealer, we may, from time to time, purchase securities from, and sell securities to, Republic First and Pennsylvania Commerce, and as a market maker in securities, we may from time to time have a long or short position in, and buy or sell, debt or equity securities of Republic First and Pennsylvania Commerce for our own account and for the accounts of our customers.  To the extent we have any such positions as of the date of this opinion it has been disclosed to Pennsylvania Commerce.  We have acted exclusively for the Board of Directors of Pennsylvania Commerce in rendering this fairness opinion and will receive a fee from Pennsylvania Commerce for our services.  A portion of our fee is contingent upon the successful completion of the Merger.

Keefe, Bruyette & Woods ● 787 Seventh Avenue, New York, NY 10019
212.887.7777 ● Toll Free: 800.966.1559 ● www.kbw.com

In connection with this opinion, we have reviewed, analyzed and relied upon material bearing upon the financial and operating condition of Republic First and Pennsylvania Commerce and the Merger, including among other things, the following: (i) the Agreement; (ii) the Annual reports to Stockholders and Annual Reports on Form 10-K for the three years ended December 31, 2007 of Republic First and Pennsylvania Commerce; (iii) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Republic First and Pennsylvania Commerce and certain other communications from Republic First and Pennsylvania Commerce to their respective stockholders; and (iv) other financial information concerning the businesses and operations of Republic First and Pennsylvania Commerce furnished to us by Republic First and Pennsylvania Commerce for purposes of our analysis.  We have also held discussions with senior management of Republic First and Pennsylvania Commerce regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters as we have deemed relevant to our inquiry. In addition, we have compared certain financial and stock market information for Republic First and Pennsylvania Commerce with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the banking industry and performed such other studies and analyses as we considered appropriate.

In conducting our review and arriving at our opinion, we have relied upon the accuracy and completeness of all of the financial and other information provided to us or publicly available and we have not independently verified the accuracy or completeness of any such information or assumed any responsibility for such verification or accuracy.  We have relied upon the management of Republic First and Pennsylvania Commerce as to the reasonableness and achievability of the financial and operating forecasts and projections (and the assumptions and bases therefore) provided to us, and we have assumed that such forecasts and projections reflect the best currently available estimates and judgments of such managements and that such forecasts and projections will be realized in the amounts and in the time periods currently estimated by such managements.  We are not experts in the independent verification of the adequacy of allowances for loan and lease losses and we have assumed, with your consent, that the aggregate allowances for loan and lease losses for Republic First and Pennsylvania Commerce are adequate to cover such losses.  In rendering our opinion, we have not made or obtained any evaluations or appraisals of the property or assets of Republic First or Pennsylvania Commerce, nor have we examined any individual credit files.

We have assumed that, in all respects material to our analyses, the following:  (i) the Merger will be completed substantially in accordance with the terms set forth in the Agreement; (ii) the representations and warranties of each party in the Agreement and in all related documents and instruments referred to in the Agreement are true and correct; (iii) each party to the Agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents; (iv) all conditions to the completion of the Merger will be satisfied without any waivers; and (v) in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the Merger, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of the combined entity or the contemplated benefits of the Merger, including the cost savings, revenue enhancements and related expenses expected to result from the Merger.

We have considered such financial and other factors as we have deemed appropriate under the circumstances, including, among others, the following:  (i) the historical and current financial position and results of operations of Republic First and Pennsylvania Commerce;  (ii) the assets and liabilities of Republic First and Pennsylvania Commerce; and (iii) the nature and terms of certain other merger transactions involving banks and bank holding companies.  We have also taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuation and knowledge of the banking industry generally.  Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof.  Our opinion does not address the underlying business decision of Pennsylvania Commerce to engage in the Merger, or the relative merits of the Merger as compared to any strategic alternatives that may be available to Pennsylvania Commerce.

We are not expressing any opinion about the fairness of the amount or nature of the compensation to any of the Pennsylvania Commerce or Republic First officers, directors or employees, or any class of such persons, relative to the compensation to the public shareholders of Republic First.

This opinion has been reviewed and approved by our Fairness Opinion Committee in conformity with our policies and procedures established under the requirements of Rule 2290 of the NASD Rules of the Financial Institutions Regulatory Authority.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the  Merger Consideration is fair, from a financial point of view, to Pennsylvania Commerce.

Very truly yours,

Keefe, Bruyette & Woods, Inc.